P.E. 2/1/02

02017273

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of February 2002

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street
Vancouver, BC
V6C 1T2
(Address of Principal Executive Office)

N/A
(Former name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Exhibit Index on Page 5

Item 5. Other Events

On February 18, 2002, Platinum Group Metals Ltd., a company incorporated under the laws of the Province of British Columbia ("PTG"), and New Millennium Metals Corp., a company incorporated under the laws of the Province of British Columbia ("NMM"), were amalgamated to form a new company (the "Amalgamation") called Platinum Group Metals Ltd. (the "Registrant"). The Amalgamation was effected pursuant to the Amalgamation Agreement (the "Agreement") entered into between PTG and NMM on December 19, 2001 and the Certificate of Amalgamation issued pursuant to Subsection 250(d) of the *Company Act* (British Columbia) (the "Company Act"). The Amalgamation was approved by the shareholders PTG and NMM on January 28, 2002, and the Supreme Court of British Columbia approved the Amalgamation on February 8, 2002, pursuant to Sections 247 to 251 of the Company Act. Under the Agreement, the Registrant acquired substantially all of the assets and liabilities of PTG and NMM. A copy of the Agreement is filed as an exhibit hereto.

The Registrant provides an organizational framework to allow PTG and NMM to accommodate future growth from internal operations, acquisitions, future explorations or joint ventures; to consolidate the property interests held by PTG and NMM in Ontario; to broaden the alternatives available for future financing; and to generally provide greater administrative and operational flexibility and efficiency through consolidation.

Under the Agreement, each outstanding PTG share was exchanged for one common share of the Registrant and outstanding 1.65 NMM shares were exchanged for one common share of the Registrant. Shareholders of PTG and NMM had the right to dissent from the Amalgamation and to be paid the fair market value for their PTG or NMM shares upon compliance with the Company Act. A total of 16,846,403 common shares of the Registrant were issued for all of the issued and outstanding common shares of PTG and NMM.

By operation of law, previously issued options to purchase shares of PTG held by certain directors, officers and employees of PTG (the "Share Options") and previously issued warrants to purchase shares held by certain brokers of PTG (the "Warrants") were exchanged for options or warrants to purchase common shares of the Registrant on a one for one basis at the applicable exercise price. As at February 18, 2002, there were 840,000 outstanding Share Options held by certain directors, officers and employees of PTG, each of which entitled the holder to acquire one PTG common share. As at February 18, 2002, there were 555,848 outstanding Warrants held by certain brokers of PTG which, upon exercise, entitled the holder to acquire one PTG common share.

By operation of law, previously issued options to purchase shares of NMM held by certain directors, officers, consultants and employees of NMM (the "Share Options") and previously issued warrants to purchase shares held by certain subscribers of NMM (the "Warrants") were exchanged for options or warrants to purchase common shares of the Registrant on a 1.65 to one basis at the applicable exercise price multiplied by 1.65. As at February 18, 2002, there were 873,500 outstanding Share Options held by certain directors, officers, consultants and employees of NMM, each of which entitled the holder to acquire one

NMM common share and were exchanged for 529,376 Share Options of the Registrant, each of which entitles the holder to acquire one common share of the Registrant. As at February 18, 2002, there were 1,839,258 outstanding Warrants held by certain subscribers of NMM which, upon exercise, entitled the holder to acquire one NMM common share and were exchanged for 1,114,695 Warrants of the Registrant each of which entitles the holder to acquire one common share of the Registrant.

The Registrant is subject to the Company Act. The Registrant's authorized capital consists of 1,000,000,000 common shares without par value (the "Authorized Shares"). Each of these Authorized Shares carries one vote at all meetings, participates ratably in any dividend declared by the directors of the Registrant and, subject to the rights of holders of any shares ranking prior to such Authorized Shares, carries the right to a proportionate share of the assets of the Registrant available for distribution to holders of the Registrant's shares in the event of the liquidation, dissolution or winding up of the Registrant. The Authorized Shares do not carry cumulative voting rights and do not carry pre-emptive rights. There are no laws or regulations which would impose voting restrictions on non-resident shareholders.

Upon effectiveness of the reorganization, the Registrant became a reporting issuer in British Columbia and Alberta as successor to PTG and NMM. The Canadian Venture Exchange accepted the terms of the Amalgamation and approved the listing of the Registrant. As successor to PTG and NMM, the Registrant's common shares will be listed on the Canadian Venture Exchange under the symbol "PTM".

Certain members of the boards of directors and managements of PTG and NMM became members of the board and management of the Registrant. R. Michael Jones, previously the President, Chairman, Chief Executive Officer and a director of PTG, became the President, Chairman, Chief Executive Officer and a director of the Registrant. Barry Smee, previously the Secretary and a director of PTG, became the Secretary and a director of the Registrant. Iain McLean, previously a director of PTG, became a director of the Registrant. Douglas Hurst, previously a director of PTG, became a director of the Registrant. Cyrus Driver, previously the Chief Financial Officer of PTG, became the Chief Financial Officer of the Registrant. Dennis Gorc, previously the Vice-President, Exploration of PTG, became the Vice-President, Exploration of the Registrant. Frank Hallam, previously the President, Chief Executive Officer and a director of NMM, became a director of the Registrant. Darin Wagner, previously Vice-President, Exploration of NMM, became the Manager, Exploration of the Registrant.

Upon the effectiveness of the reorganization, the Registrant's common shares were deemed registered under Section 12(g) of the *Securities Exchange Act of 1934*, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(a) thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to New Millennium Metals Corporation, and reports filed for New Millennium Metals Corporation under the Exchange Act prior to the reorganization should be regarded as applicable to the Registrant, as successor issuer.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Platinum Group Metals Ltd.

Date February 21, 2002

By: ______________________

R. Michael Jones

Its: President, CEO and Chairman

INDEX TO EXHIBITS

AMALGAMATION OF

PLATINUM GROUP METALS LTD.

AND

NEW MILLENNIUM METALS CORPORATION

TO FORM

PLATINUM GROUP METALS LTD.

JOINT MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT

FOR THE ANNUAL AND EXTRAORDINARY MEETING OF MEMBERS OF
PLATINUM GROUP METALS LTD.

AND

FOR THE EXTRAORDINARY MEETING OF MEMBERS OF
NEW MILLENNIUM METALS CORPORATION

TO BE HELD JANUARY 28, 2002

Unless otherwise stated, the information herein is given as of December 19, 2001.

December 19, 2001

To the Members of:

PLATINUM GROUP METALS LTD.
NEW MILLENNIUM METALS CORPORATION

The accompanying joint management information circular and proxy statement (the "Circular") contains information for holders of securities of Platinum Group Metals Ltd. ("PTG") and for holders of securities of New Millennium Metals Corporation ("NMM") relating to the amalgamation of PTG and NMM (the "Amalgamation") to form one company under the name Platinum Group Metals Ltd. ("Amalco") as well as certain other matters. The information relating to PTG in the Circular is based upon information supplied by the management of PTG and has not been verified by NMM or any of its officers and directors. The information relating to NMM in the accompanying Circular is based upon information supplied by the management of NMM and has not been verified by PTG or any of its officers and directors.

Under the Amalgamation, members of PTG will receive one (1) common share of Amalco for each one (1) common share of PTG held by them and members of NMM will receive one (1) common share of Amalco for each 1.65 common share of NMM held by them.

The Boards of Directors of PTG and NMM have concluded that the Amalgamation will result in a number of benefits, including the consolidation of the Amalgamating Companies property interests in Ontario, the formation of a company with a strong management group with extensive experience and expertise covering various aspects of exploration, mine development and production, the creation of operational efficiencies by reducing the duplication of accounting, legal, corporate and administrative procedures, and the creation of a company with a larger public float, asset base and capitalization, thereby facilitating better access to capital markets.

THE BOARDS OF DIRECTORS OF PTG AND NMM HAVE EACH UNANIMOUSLY APPROVED THE AMALGAMATION AND RECOMMEND THAT MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION.

An annual and extraordinary meeting of members of PTG will be held at 2:00 p.m. (Vancouver time) on January 28, 2002 in the Aspen Room at the Four Seasons Hotel, at 791 West Georgia Street, Vancouver, British Columbia, to vote on the proposed Amalgamation and to conduct certain other business, all as set out in the accompanying notice of meeting.

An extraordinary meeting of members of NMM will be held at 10:00 a.m. (Vancouver time) on January 28, 2002 in the offices of NMM, 1730 - 355 Burrard Street, Vancouver, British Columbia, to vote on the proposed Amalgamation and to conduct certain other business, all as set out in the accompanying notice of meeting.

For details of all matters to be considered at each of the meetings, please refer to the accompanying Notice of Annual and Extraordinary Meeting of Members of PTG and to the accompanying Notice of Extraordinary Meeting of Members of NMM contained within the accompanying Circular.

If a member of PTG or NMM is in doubt as to how to deal with the enclosed documents or the matters referred to therein, he or she should immediately consult his or her advisor.

Platinum Group Metals Ltd.

(signed) "R. Michael Jones"
R. Michael Jones
President and Chief Executive Officer

New Millennium Metals Corporation

(signed) "Frank R. Hallam"
Frank R. Hallam
President and Chief Executive Officer

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary meeting (the "PTG Meeting") of the members of PTG will be held in the Aspen Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Monday, the 28th day of January, 2002, at the hour of 2 o'clock in the afternoon (Vancouver time), for the following purposes:

(a) To receive the report of the directors;

(b) To receive the audited financial statements of PTG for the fiscal year ended August 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

(c) To appoint auditors and to authorize the directors to fix their remuneration;

(d) To determine the number of directors at four (4);

(e) To elect directors;

(f) To consider and, if thought fit, pass, with or without variation, the following special resolution:

(i) Platinum Group Metals Ltd. ("PTG") be and is hereby authorized to amalgamate (the "Amalgamation") with New Millennium Metals Corporation ("NMM") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 (the "Circular") accompanying the Notice of Annual and Extraordinary Meeting of Members of PTG at which, among other things, the Amalgamation between PTG and NMM is to be considered;

(ii) the execution, delivery and performance of the Amalgamation Agreement by PTG is hereby confirmed, ratified, approved and adopted;

(iii) notwithstanding that this special resolution has been duly passed by the members of PTG and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of PTG are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of PTG;

(iv) any one director or officer of PTG is hereby authorized and directed, acting for, in the name of and on behalf of PTG, to execute or to cause to be executed, under the seal of PTG or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of PTG may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

(g) To transact such other business as may properly come before the PTG Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice is the report of the directors referred to in item (a) above, including PTG's audited financial statements for the fiscal year ended August 31, 2001 and the Circular together with a form of proxy and an Annual Return Card Form. The accompanying Circular provides information relating to the matters to be addressed at the PTG Meeting and is incorporated into this Notice.

Members are entitled to vote at the PTG Meeting either in person or by proxy. Those who are unable to attend the PTG Meeting are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice. Please advise PTG of any change in your mailing address.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) you may until February 4, 2002 give PTG a notice of dissent by registered mail addressed to PTG at Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2, with respect to the special resolution to approve the Amalgamation. As a result of giving a notice of dissent, on receiving a notice of intention to act from PTG, a dissenting member of PTG is entitled to require PTG to purchase all of his or her shares of PTG in respect of which the notice of dissent was given, and to be paid the fair value of those shares in accordance with Section 207 of the *Company Act* (British Columbia), as summarized in the Circular accompanying this Notice and as attached as Schedule G to the Circular.

If either PTG or NMM receive notices of dissent from shareholders holding greater than 2% of PTG's or NMM's outstanding share capital, PTG and NMM reserve the right not to issue notices of intention to act and not to complete the Amalgamation.

DATED at Vancouver, British Columbia on December 19, 2001.

By Order of the Board of Directors

(signed) "R. Michael Jones"
R. Michael Jones, President, Chief Executive Officer and Director

NEW MILLENNIUM METALS CORPORATION

NOTICE OF EXTRAORDINARY MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the "NMM Meeting") of the members of New Millennium Metals Corporation ("NMM") will be held in the offices of NMM at 1730 - 355 Burrard Street, Vancouver, British Columbia, on Monday, the 28th day of January, 2002, at the hour of 10 o'clock in the morning (Vancouver time), for the following purposes:

(a) To consider and, if thought fit, pass, with or without variation, the following special resolution:

(i) New Millennium Metals Corporation ("NMM") be and is hereby authorized to amalgamate (the "Amalgamation") with Platinum Group Metals Ltd. ("PTG") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 (the "Circular") accompanying the Notice of Extraordinary Meeting of Members of NMM at which the Amalgamation between NMM and PTG is to be considered;

(ii) the execution, delivery and performance of the Amalgamation Agreement by NMM is hereby confirmed, ratified, approved and adopted;

(iii) notwithstanding that this special resolution has been duly passed by the members of NMM, and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of NMM are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of NMM;

(iv) any one director or officer of NMM is hereby authorized and directed, acting for, in the name of and on behalf of NMM, to execute or to cause to be executed, under the seal of NMM or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of NMM may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

(b) To transact such other business as may properly come before the NMM Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice is the Circular together with a form of proxy. The accompanying Circular provides information relating to the matters to be addressed at the NMM Meeting and is incorporated into this Notice.

Members are entitled to vote at the NMM Meeting either in person or by proxy. Those who are unable to attend the NMM Meeting are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice. Please advise NMM of any change in your mailing address.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) you may until February 4, 2002 give NMM a notice of dissent by registered mail addressed to NMM at Suite 1730 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 with respect to the special resolution to approve the Amalgamation. As a result of giving a notice of dissent, on receiving a notice of intention to act from NMM, a dissenting member of NMM is entitled to require NMM to purchase all of his or her shares of NMM in respect of which the notice of dissent was given, and be paid the fair value of those shares in accordance with Section 207 of the *Company Act* (British Columbia), as summarized in the Circular accompanying this Notice and as attached as Schedule G to the Circular.

If either PTG or NMM receive notices of dissent from shareholders holding greater than 2% of PTG's or NMM's outstanding share capital, PTG and NMM reserve the right not to issue notices of intention to act and not to complete the Amalgamation.

DATED at Vancouver, British Columbia on December 19, 2001

By Order of the Board of Directors

(signed) "Frank R. Hallam"
Frank R. Hallam
President and Chief Executive Officer

NOTICE TO UNITED STATES SECURITYHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Securityholders of NMM and PTG should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements and pro forma and historical financial information of United States companies.

See "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" and "CANADIAN FEDERAL INCOME TAX CONSEQUENCES" in this Circular for certain information concerning tax consequences of the Amalgamation for securityholders of NMM and PTG who are United States taxpayers.

The definitions used herein are those used in accordance with Canadian securities regulatory requirements and United States securityholders should be aware that the definition standards differ in certain respects from those set forth by the Securities and Exchange Commission.

Enforcement by securityholders of PTG and NMM of civil liabilities under the United States securities laws may be affected adversely by the fact that PTG and NMM are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Joint Management Information Circular may be residents of countries other than the United States and that all or a substantial portion of the assets of PTG and NMM and such persons may be located outside the United States.

CURRENCY

All dollar amounts in this Circular are in Canadian dollars unless otherwise indicated. References to "US$" are references to United States dollars.

As at December 19, 2001, the noon rate as reported by the Bank of Canada was US$1.00 = $1.58 or $1.00 = US$0.64

PLATINUM PRICES

The price of platinum as reported by Kitco as at December 19, 2001 was US$453 per ounce.

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following is a glossary of certain defined terms used frequently throughout this Circular:

"Amalco"	- the company formed by the amalgamation of PTG and NMM, to be called "Platinum Group Metals Ltd.".
"Amalco Common Shares"	- the common shares without par value in the capital of Amalco.
"Amalco Options"	- options to acquire Amalco Common Shares.
"Amalco Members"	- the registered holders of Amalco Common Shares.
"Amalco Warrants"	- common share purchase warrants to acquire Amalco Common Shares.
"Amalgamating Companies"	- together, PTG and NMM and "**Amalgamating Company**" means either PTG or NMM, as the context requires.
"Amalgamation"	- the proposed amalgamation of PTG and NMM under the BCCA as contemplated by the Amalgamation Agreement.
"Amalgamation Agreement"	- the agreement dated as of December 19, 2001 between PTG and NMM providing for the Amalgamation, a copy of which is set out in Schedule A to the Circular.
"Amalgamation Date"	- the date shown on the certificate of amalgamation issued by the Registrar of Companies under the BCCA.
"Amalgamation Resolutions"	- together, the PTG Amalgamation Resolution and the NMM Amalgamation Resolution and "**Amalgamation Resolution**" means either the PTG Amalgamation Resolution or the NMM Amalgamation Resolution, as the context requires.
"BCCA"	- the *Company Act* (British Columbia), as amended from time to time.
"CDNX" or "Exchange"	- the Canadian Venture Exchange.
"Certificate of Amalgamation"	- the Certificate of Amalgamation to be issued to give effect to the Amalgamation.
"Circular"	- this joint management information circular and proxy statement, together with the schedules attached hereto.
"Computershare"	- Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, the registrar and transfer agent of NMM.

"Court"	-	Supreme Court of British Columbia.
"$"	-	Canadian dollars and **"US$"** means United States dollars.
"Insider"	-	an insider as defined in the *Securities Act* (British Columbia) including the directors and senior officers of PTG and NMM and any person that has direct or indirect ownership of, or control or direction over, securities of PTG or NMM carrying more than 10% of the voting rights attaching to the respective outstanding voting securities of PTG or NMM.
"Meetings"	-	together, the PTG Meeting and the NMM Meeting and **"Meeting"** means either or both of the PTG Meeting or the NMM Meeting, as the context requires and both include references to any adjournment or adjournments thereof.
"Members"	-	collectively, the PTG Members and the NMM Members and **"Member"** means either a PTG Member or a NMM Member, as the context requires.
"NMM"	-	New Millennium Metals Corporation, a reporting issuer in the Provinces of British Columbia and Alberta and incorporated under the laws of the Province of British Columbia.
"NMM Amalgamation Resolution"	-	the resolution, the full text of which is attached as Schedule C to the Circular, to be considered, and if deemed advisable, passed with or without variation, by the NMM Members at the NMM Meeting.
"NMM Common Shares"	-	the common shares without par value in the capital of NMM.
"NMM Financing"	-	means the non-brokered private placement of up to 273,300 flow-through NMM Common Shares, at a price of $0.15 per NMM Common Share, for total proceeds of $40,995.00, subject to CDNX acceptance.
"NMM Meeting"	-	the extraordinary meeting of NMM Members to be held January 28, 2002 to consider, and if deemed advisable, to approve, the Amalgamation.
"NMM Members"	-	the registered holders of NMM Common Shares.
"NMM Options"	-	options to acquire NMM Common Shares.
"NMM Warrants"	-	common share purchase warrants to acquire NMM Common Shares.
"Options"	-	collectively, the NMM Options and the PTG Options, and **"Option"** means either a NMM Option or PTG Option, as the context requires.
"PCTC"	-	Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, the registrar and transfer agent of PTG and, following the Amalgamation, of Amalco.

"PTG"	-	Platinum Group Metals Ltd., a reporting issuer in the Provinces of British Columbia and Alberta and incorporated under the laws of the Province of British Columbia.
"PTG Amalgamation Resolution"	-	the resolution, the full text of which is attached as Schedule B to the Circular, to be considered, and, if deemed advisable, passed with or without variation, by the PTG Members at the PTG Meeting.
"PTG Common Shares"	-	the common shares without par value in the capital of PTG.
"PTG Financing"	-	means the non-brokered private placement of up to 8,000,000 flow-through or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share. As at the date of this Circular, PTG has received subscriptions for 1,327,500 flow-through PTG Common Shares for proceeds of $331,875, subject to CDNX acceptance.
"PTG Meeting"	-	the annual and extraordinary meeting of PTG Members to be held January 28, 2002 to consider, and if deemed advisable, to approve, the Amalgamation.
"PTG Members"	-	the registered holders of PTG Common Shares.
"PTG Options"	-	options to acquire PTG Common Shares.
"PTG Warrants"	-	common share purchase warrants to acquire PTG Common Shares.
"Record Date"	-	the date fixed by the boards of directors of each of NMM and PTG for the purpose of determining the Members entitled to vote at the Meetings, being December 19, 2001.
"Shares"	-	collectively, the PTG Common Shares and NMM Common Shares.
"Tax Act"	-	the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended.
"U.S. Securities Act"	-	the United States Securities Act of 1933, as amended.
"Warrants"	-	collectively, the NMM Warrants and the PTG Warrants, and **"Warrant"** means either a NMM Warrant or PTG Warrant, as the context requires.

CERTAIN LEGAL, ACCOUNTING AND OTHER MATTERS

Each of the Amalgamating Companies is governed by the laws of the Province of British Columbia and, after the Amalgamation becomes effective, Amalco will be governed by the laws of the Province of British Columbia. A majority of the directors and officers of Amalco will be ordinarily resident in Canada and at least one director will be ordinarily resident in British Columbia.

The financial statements of the Amalgamating Companies and the pro forma financial statements of Amalco contained in this Circular have been prepared in accordance with Canadian generally accepted accounting principles.

This Circular has been prepared based on requirements of Canadian securities laws. Accordingly, unless otherwise specified, words and terms which have been given different meanings by Canadian securities laws and United States securities laws are used in this Circular with the meaning given to them by Canadian securities laws.

The information contained in the Circular relating to PTG and NMM was supplied for inclusion herein by PTG and NMM, respectively. PTG and NMM and their respective directors and officers have relied on the information relating to the others of them provided by such others and take no responsibility for any errors in such information or omissions therefrom.

Certain statements contained herein constitute "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. Such forward-looking statements, including but not limited to those with respect to the development of mineral deposits, the price of mineral commodities and Amalco's financial resources involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Amalco to be materially different from those projected by such forward-looking statements. Such factors include, among others, the factual results of current exploration activities, changes in project parameters as plans continue to be refined, access to capital, conclusions of the exploration work now underway and future prices of platinum and other mineral commodities, as well as those factors discussed under the heading "Risk Factors" in this Circular.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms used in this Circular:

asl	-	means above sea level.
AEM	-	means airborne electromagnetic.
alteration	-	chemical and mineralogical changes in a rock mass resulting from the passage of fluids or increases in pressure and temperature.
anomalous	-	a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in an area.
anomaly	-	the geographical area corresponding to anomalous geochemical or geophysical values.
anorthosite	-	a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.
arsenopyrite	-	a sulfide mineral of arsenic and iron.
assay	-	an analysis to determine the quantity of one or more elemental components.
Au	-	means gold.
background	-	the average concentration of an element or typical geophysical response in an area.
breccia	-	a rock type with angular fragments of one composition surrounded by rock of another composition or texture.
chalcopyrite	-	copper sulfide mineral.
channel sample	-	a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.
chargeability	-	a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.
cm	-	means centimetre.
Cu	-	means copper.

Cumulate	-	A process of intrusive molten rock formation whereby certain minerals crystallize first and "rain out" through the molten rock. This process may create a recognizable cumulate texture in the rock. This process occurs in some of the world's platinum deposits but there are many rocks with these features that contain no platinum.
DEEPEM	-	means deep electromagnetic survey to test for resistivity and conductivity of rocks.
EM	-	means electromagnetic.
exploration stage	-	means the stage where a company is engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
fault	-	a fracture in a rock across which there has been displacement.
fracture	-	breaks in a rock, usually along flat surfaces.
Ga	-	means billion of years.
gabbro	-	an intrusive rock comprised of a mixture of mafic minerals and feldspars.
garnet	-	an iron-aluminum-calcium-magnesium silicate mineral that is frequently found in areas of increased temperature and pressure conditions.
gossanous	-	means a rock outcrop that is strongly stained by iron oxides.
grab sample	-	a sample of selected rock chips collected from within a restricted area of interest.
grade	-	the concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.
g/t	-	means grams per tonne (metric tonne).
hectare	-	an area totalling 10,000 square metres or 100 metres by 100 meters.
highly anomalous	-	an anomaly which is in approximable the 90th percentile of the sample or measurement population.
ICP	-	means inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

IP Survey	-	means induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are measured.
intrusive	-	a rock mass formed below earth's surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.
km	-	means kilometre.
Ma	-	million years.
mafic	-	a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.
magmatic	-	means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.
MAXMIN	-	means a horizontal loop electromagnetic technique to test resistivity and conductivity of rocks.
mineralization	-	minerals of value occurring in rocks.
m	-	means metre.
Mo	-	means molybdenum.
Ni	-	means nickel.
NSR	-	means net smelter royalty.
NTS	-	means national topographic system.
OGS	-	Ontario Geological Survey
ore	-	a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used in situations where; an extensive study of the deposit resources is complete, commercial processes to extract the minerals have been designed for the specific deposit, all of the capital and operating cost and environmental issues have been estimated by qualified persons.
outcrop	-	an exposure of rock at the earth's surface.
overburden	-	any material covering or obscuring rocks from view.
Pd	-	means palladium.

PEM	-	means crone pulse electromagnetic.
PGE	-	Platinum group elements are platinum, palladium, Osmium, iridium, rhodium and ruthenum.
PGM	-	means platinum group metals, ie. platinum and palladium.
Ppb	-	means parts per billion.
Ppm	-	a unit of measurement which is 1000 times larger than ppb (1ppm - 1000 ppb - 1 gram/Tonne).
Pt	-	means platinum.
pyrite	-	an iron sulfide mineral.
quartz	-	a common rock-forming mineral (SiO2).
Rh	-	means rhodium, a platinum group metal. Rhodium shares some of the notable properties of platinum, including its resistence to corrosion, its hardness and ductility.
TEM	-	means turam electromagnetic.
TMZ	-	means taltson magmatic zone.
ultramafic	-	A rock type consisting of almost entirely iron and magnesium silicate minerals with little quartz or feldspar minerals.
UTM	-	means universal trans-mecator which is a square grid system of map position.
VLF	-	means very low frequency.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular including the schedules hereto. This summary is qualified in its entirety by the detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules hereto.

The Meetings

Time, Date and Place of Meetings The PTG Meeting will be held on Monday, January 28, 2002 commencing at 2:00 p.m Vancouver time, in the Aspen Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia. The NMM Meeting will be held on Monday, January 28, 2002 commencing at 10:00 a.m., Vancouver time, in the offices of NMM at 1730 - 355 Burrard Street, Vancouver, British Columbia. (See "Notice of Annual and Extraordinary Meeting" and "Notice of Extraordinary Meeting".)

Purpose of Meetings The PTG Meeting has been called to address matters required at an annual general meeting and both the PTG Meeting and the NMM Meeting have been called to consider and, if thought fit, authorize the proposed Amalgamation of PTG and NMM to form one company, Amalco, and other matters ancillary to and conditional upon completion of the Amalgamation.

(See "THE AMALGAMATION - Reasons for the Amalgamation".)

Required Approvals In order for the Amalgamation to be effective, it must be approved by resolutions passed by the affirmative votes of not less than three-quarters of the PTG Common Shares and NMM Common Shares, respectively, represented in person or by proxy at each of the Meetings. (See "THE AMALGAMATION - Member Approvals".)

Reasons for the Amalgamation The primary purpose of the Amalgamation is to combine the platinum group metal property interests and exploration activities of PTG and NMM in Ontario. Consolidation of these interests, and the resulting enhanced public float, asset base and capitalization of Amalco, will facilitate the financing required for exploration and development of Amalco's properties.

The Amalgamation will also result in the formation of a strong management group, with extensive experience and expertise covering various aspects of platinum group metals exploration and the creation of operational efficiencies by reducing the duplication of accounting, legal, corporate and administrative procedures. See "THE AMALGAMATION - Reasons for the Amalgamation".

Recommendations of Directors The directors of PTG have reviewed the terms and conditions of the Amalgamation and have concluded that the terms thereof are fair and reasonable to, and are in the best interests of, the PTG Members and have authorized the submission of the Amalgamation to PTG Members. (See "THE AMALGAMATION - Recommendations of the Directors".)

The directors of NMM have reviewed the terms and conditions of the Amalgamation and have concluded that the terms thereof are fair and reasonable to, and are in the best interests of, the NMM Members and have authorized the submission of the Amalgamation to the NMM Members. (See "THE AMALGAMATION - Recommendations of the Directors".)

THE BOARD OF DIRECTORS OF PTG UNANIMOUSLY RECOMMENDS THAT THE PTG MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION AND THE BOARD OF DIRECTORS OF NMM UNANIMOUSLY RECOMMENDS THAT NMM MEMBERS VOTE IN FAVOUR OF THE AMALGAMATION.

Rights of Dissent The holders of PTG Common Shares and NMM Common Shares have the right to dissent and be paid the fair value of their PTG Common Shares or NMM Common Shares, as the case may be. Under the Amalgamation Agreement, each of the Amalgamating Companies has the right not to proceed with the Amalgamation if Members holding, in the aggregate, greater than 2% of the issued and outstanding common shares of either Amalgamating Company exercise their dissent rights.

The right of a holder of PTG Common Shares or NMM Common Shares to dissent and be paid the fair value of his or her shares is dependent upon such dissenting shareholder providing a written objection within seven days after the relevant meeting and otherwise strictly complying with the provisions of the BCCA. (See "THE AMALGAMATION - Rights of Dissent").

Amalco The new corporation resulting from the Amalgamation will, subject to shareholder approval, be called "Platinum Group Metals Ltd." and its authorized share capital will be 1,000,000,000 common shares without par value. Amalco will continue to carry on the business of exploration and development of mineral exploration properties as described under the headings "OPERATIONS OF AMALCO", "Platinum Group Metals Ltd. - Description of Business of PTG" and "New Millennium Metals Corporation - Description of Business of NMM". (See "AMALCO".)

Income Tax Considerations See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" under "THE AMALGAMATION".

Financial Information See, "Schedule D - Platinum Group Metals Ltd. - Annual Financial Statements" "Schedule E - New Millennium Metals Corporation - Annual Financial Statements and Unaudited Financial Statements" and Schedule F - Amalco Pro Forma Financial Statements".

PLATINUM GROUP METALS LTD.
Suite 800 - 409 Granville Street
Vancouver, British Columbia
V6C 1T2

NEW MILLENNIUM METALS CORPORATION
Suite 1730 - 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

JOINT MANAGEMENT INFORMATION CIRCULAR
GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENTS OF PTG AND NMM of proxies to be used at the PTG Meeting, and any adjournment thereof, to be held in the Aspen Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, January 28, 2002 at 2 o'clock in the afternoon (Vancouver time) and the NMM Meeting, and any adjournment thereof, to be held in the offices of NMM, at 1730 - 355 Burrard Street, Vancouver, British Columbia, on Monday, January 28, 2002 at 10 o'clock in the morning (Vancouver time), respectively, for the purposes set forth in the enclosed Notices of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the employees, directors and/or officers of PTG and NMM, as applicable, at nominal cost. Each of PTG and NMM will bear its own costs of any solicitation.

Each of PTG and NMM may also pay the reasonable costs incurred by persons who are the registered but not beneficial owners of PTG Common Shares and NMM Common Shares, as the case may be (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Shares. Each of PTG and NMM will provide, without cost to such persons, upon request to the respective Secretaries of the Amalgamating Companies, additional copies of the foregoing documents required for this purpose.

None of the directors of the Amalgamating Companies have advised that they intend to oppose any action intended to be taken by management as set forth in this Circular. No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation shall not be relied upon as having been authorized.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying forms of proxy are directors and/or officers of PTG or NMM, as the case may be. **A MEMBER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A MEMBER OF PTG OR NMM, AS THE CASE MAY BE, TO REPRESENT THE MEMBER AT THE APPLICABLE MEETING MAY DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A PTG Member wishing to be represented by proxy at the PTG Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with PTG's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not later than 48 hours, excluding Saturdays,

Sundays and holidays, preceding the time of the PTG Meeting, or any adjournment thereof at which the proxy is to be used, or deliver the proxy to the Chairman of the Meeting prior to commencement of the Meeting. An NMM Member wishing to be represented by proxy at the NMM Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with NMM's registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of the NMM Meeting, or any adjournment thereof at which the proxy is to be used, or deliver the proxy to the Chairman of the Meeting prior to commencement of the Meeting. In each case, a proxy should be executed by the Member or his or her attorney duly authorized in writing or, if the Member is a corporation, by an officer or attorney thereof duly authorized.

A Member who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked by instrument in writing executed by the Member, or by his or her attorney authorized in writing, or if the Member is a corporation, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing, and deposited at the registered office of PTG or NMM, as applicable, at any time on or before the last business day preceding the Meeting at which the proxy is to be used or, if adjourned, any reconvening thereof, or deposited with the Chairman of the PTG Meeting or the NMM Meeting, as applicable, on the day of the Meeting or, if adjourned, any reconvening thereof. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation.

A Member attending his or her respective Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying forms of proxy at a Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Member specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED OR BOTH CHOICES ARE SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, INCLUDING IN FAVOUR OF THE AMALGAMATION AND OTHER MATTERS ANCILLARY TO THE AMALGAMATION PROPOSED BY MANAGEMENT AT THE APPLICABLE MEETING AND DESCRIBED IN THE NOTICE OF THE APPLICABLE MEETING AND ELSEWHERE IN THIS CIRCULAR.**

The enclosed forms of proxy when properly completed and delivered and not revoked also confer discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting. At the time of printing this Circular, the managements of PTG and NMM know of no such amendments, variations or other matters to come before their respective Meetings. However, if any other matters which are now unknown to the management of PTG or NMM, as the case may be, should properly come before either of the Meetings, the Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgement of the nominee.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

PTG

Authorized Capital: 1,000,000,000 Common Shares without par value
Issued and Outstanding as at the Record Date: 9,800,482 PTG Common Shares

The board of directors of PTG has fixed December 19, 2001 as the Record Date for the determination of the PTG Members entitled to vote at the PTG Meeting. Only members of record at the close of business on the Record Date who either personally attend the PTG Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their PTG Common Shares voted at the PTG Meeting.

In accordance with the Articles of PTG, on a show of hands, every individual who is present as a PTG Member or as a representative of one or more corporate PTG Members will have one vote, and on a poll every PTG Member present in person or represented by a proxy and every person who is a representative of one or more corporate PTG Members, will have one vote for each PTG Common Share registered in his name on the list of PTG Members, which is available for inspection during normal business hours at PCTC and will be available at the PTG Meeting.

To the knowledge of the directors and officers of PTG the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of PTG are as follows:

Name and Municipality of Residence	Number of PTG Common Shares Before Amalgamation (1)	Percentage of PTG Common Shares Before Amalgamation
R. Michael Jones	968,500(2)(3)	9.9%(4)

(1) Based on the records of PCTC as at December 19, 2001.
(2) Does not include 99,500 FT Shares subscribed for by Mr. Jones pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".
(3) Of these shares, 937,500 are held by 599143 BC Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife)
(4) Does not include shares to be issued pursuant to the PTG Financing.

See "Platinum Group Metals Ltd. - Share and Loan Capital " in this Circular, for further information.

NMM

Authorized Capital: 100,000,000 Common Shares without par value
Issued and Outstanding as at the Record Date: 8,749,595 NMM Common Shares

The board of directors of NMM has fixed December 19, 2001 as the Record Date for the determination of the NMM Members entitled to vote at the NMM Meeting. Only members of record at the close of business on the Record Date who either personally attend the NMM Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their NMM Common Shares voted at the NMM Meeting.

In accordance with the Articles of NMM, on a show of hands, every individual who is present as a NMM Member or as a representative of one or more corporate NMM Members, or who is holding a proxy on behalf of a NMM Member who is not present at the NMM Meeting, will have one vote, and on a poll every NMM Member present in person or represented by a proxy and every person who is a representative of one or more corporate Members, will have one vote for each NMM Common Share registered in his name on the list of NMM Members, which is available for inspection during normal business hours at Computershare and will be available at the NMM Meeting.

To the knowledge of the directors and officers of NMM the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of NMM are as follows:

Name and Municipality of Residence	Number of NMM Common Shares Before Amalgamation [(1)]	Percentage of NMM Common Shares Before Amalgamation
Frank Hallam	895,795[(2)]	10.24%[(3)]

(1) Based on the records of Computershare as at December 19, 2001.
(2) Does not include 273,300 NMM Common Shares subscribed for by Mr. Hallam pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts".
(3) Does not include shares to be issued pursuant to the NMM Financing.

See "New Millennium Metals Corporation - Share and Loan Capital Structure" in this Circular, for further information.

PTG ANNUAL GENERAL MEETING MATTERS

Election of Directors of PTG

The board of directors of PTG presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the PTG Meeting. The persons named below will be presented for election at the PTG Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of PTG or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of PTG, the provisions of the BCCA or pursuant to the Amalgamation. Upon completion of the Amalgamation, in accordance with the terms of the Amalgamation Agreement, the initial directors of Amalco will be as disclosed under "AMALCO - Proposed Directors, Officers, Promoters and Other Management of Amalco".

Pursuant to Section 111 of the BCCA, Advance Notice of the PTG Meeting was published in The Province newspaper on November 30, 2001 and was submitted by SEDAR to the British Columbia Securities Commission, the Alberta Securities Commission and the CDNX on November 23, 2001.

In the following table and the notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of PTG now held by him, his principal occupation, the period of time for which he has been a director of PTG and the number of PTG Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of PTG Common Shares[2]
R. Michael Jones [4] President, Chief Executive Officer, Director and Promoter Vancouver, B.C.	President, CEO and director of PTG from 2000 to present; Vice-President of Aber Resources, a diamond mine developing company from 1997 to 1999; President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1999.	Feb. 24, 2000	Free Trading - 259,750 Escrowed - 708,750 Options - 225,000 Total 1,193,500
Dr. Barry Smee [3] Secretary and Director Sooke, B.C.	President of Smee & Associates, a consulting, geological and geochemistry company since 1990; Secretary and director of PTG.	Feb. 24, 2000	Free Trading - 4,000 Escrowed - Nil Options - 125,000 Total 129,000
Douglas Hurst [3] Director Nelson, B.C.	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry since 1995; Director of PTG.	Oct. 9, 2000	Free Trading - Nil Escrowed - Nil Options - 100,000 Total 100,000
Iain D.C. McLean [3] Director and Consultant for Corporate Development Richmond, B.C.	Director and Consultant for Corporate Development of PTG; Management Consultant of Chart Consulting Ltd. from 1999 to 2001; Chief Operating Officer of several private high technology companies since 1995; Vice-President of Operations of Ballard Power Systems from 1991 to 1995.	Oct. 9, 2000	Free Trading - 79,864 Escrowed - 34,090 Options - 100,000 Total 213,954

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee.

(4) Does not include the 99,500 FT Shares which Mr. Jones has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

As a group the directors of PTG hold 1,086,454 PTG Common Shares representing 11.09% of PTG's issued and outstanding share capital as at December 19, 2001.

PTG does not have an executive committee at present.

Interest of Certain Persons in Matters to be Acted Upon by PTG

Other than as set forth in this Circular, no person who has been a director or senior officer of PTG at any time since the beginning of the most recent fiscal year end, nor any proposed nominee for election as a director of PTG, nor any individual proposed to be one of the initial directors and officers of Amalco, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings, other than the election of directors at the PTG Meeting.

Executive Compensation of PTG

"Named Executive Officer" means the Chief Executive Officer ("CEO") of PTG and each of PTG's four most highly compensated executive officers, whose total compensation is equal to $100,000, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

PTG currently has one Named Executive Officer, Mr. R. Michael Jones, President and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer during the fiscal periods ended August 31, 2000 and 2001.

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*[1]	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SARs granted*[2] *(#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
R. Michael Jones, President, CEO & Promoter	2001 2000	Nil Nil	Nil Nil	91,136[3] 11,025[3]	225,000[4] Nil	Nil Nil	Nil Nil	Nil Nil

(1) Period ended August 31.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) The fees are paid pursuant to a management services agreement dated February 27, 2001 for management and administrative purposes.
(4) Stock options were granted on January 31, 2001 at an exercise price of $0.55 and expire on January 31, 2005.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of PTG or an affiliate, or the price of PTG's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". PTG has not granted any LTIP's to its Named Executive Officer or to its directors during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of PTG's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors of PTG during the past fiscal year.

Option Grants in Last Fiscal Year

The following stock options were granted to the Company's Named Executive Officer during the fiscal year ended August 31, 2001:

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Michael Jones	225,000 /N/A	26.8%	$0.55	N/A[2]/N/A	Jan. 31, 2005

(1) Percentage of all of PTG's Options granted during the fiscal year ended August 31, 2001.
(2) PTG's Common Shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of $0.55 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of the value of the Named Executive Officer's unexercised PTG Options on an aggregated basis as of August 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)[1] Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[1][2] Exercisable/ Unexercisable
R. Michael Jones	Nil	N/A	225,000/N/A	Nil/Nil

(1) As freestanding SARs have not been granted, the number of shares relate solely to PTG Options.
(2) there are no "in-the money" options as the closing price of common shares of PTG on the CDNX on August 31, 2001, being PTG's financial year end of $0.49 per share was less than the exercise price of the stock options granted.

Compensation of Directors

During the most recently completed financial year end, directors of PTG did not receive any compensation for their roles as directors, other than the grant of stock options in accordance with CDNX policies. The following table sets forth stock options granted by PTG during the fiscal year ended August 31, 2001 to directors who are not Named Executive Officers of PTG, as a group:

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (3)	325,000/N/A	38.7%	$0.55	N/A(2)/N/A	Jan. 31, 2005

(1) Percentage of all of the Company's options granted during the fiscal year ended August 31, 2001.
(2) The Company's common shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of $0.55 per share.

The following table sets forth details of all exercises of PTG Options during the fiscal year ended August 31, 2001 by directors who are not Named Executive Officers of PTG, as a group, and the fiscal year-end value of unexercised PTG Options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(1)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (3)	Nil	Nil	325,000/Nil	Nil/Nil

(1) As freestanding SARs have not been granted by the Company, the numbers relate solely to stock options.
(2) There are no "in-the-money" options as the closing price of common shares of the Company on the Canadian Venture Exchange on August 31, 2001, being the last of the financial year end, of $0.49 per share was less than the exercise price of the stock options granted.

Pension Plans

PTG does not provide retirement benefits for directors or executive officers. See however "Management Contracts" below for a discussion regarding the management agreements between PTG and the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

PTG has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in PTG's most recently completed fiscal year or its current fiscal year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000.

Effective February 27, 2001, PTG entered into a management services agreement (the "Jones Agreement") with R. Michael Jones, the President, Chief Executive Officer and a director of PTG, whereby it was agreed that PTG would pay Mr. Jones a monthly fee of $10,000 for management and administrative services. The initial term of the Jones Agreement is one year commencing from February 27, 2001 and thereafter PTG may renew the Jones Agreement for further one year terms by providing Mr. Jones with written notice at least 30 days prior to the expiration of the current term.

Effective February 27, 2001, PTG entered into a management services agreement (the "Gorc Agreement") with Dennis Gorc, the Vice-President, Exploration and a director of PTG, whereby it was agreed that PTG would pay Mr. Gorc a fee of $325 for each calendar day of the term of the Gorc Agreement, for geological and exploration management services. The initial term of the Gorc Agreement is one year commencing from February 27, 2001 and thereafter PTG may renew the Gorc Agreement for further one year terms by providing Mr. Gorc with written notice at least 30 days prior to the expiration of the current term.

Effective September 1, 2001, PTG entered into a consulting agreement (the "McLean Agreement") with Iain McLean, a director of PTG, whereby it was agreed that PTG would pay Mr. McLean a fee of $454 per day, based on a four day work week, for identification of opportunities for the corporate growth of PTG, joint ventures or strategic relationships. The initial term of the McLean Agreement was three months and since the expiration of the three months on November 30, 2001, PTG has continued to use the consulting services of Mr. McLean on an as needed daily basis at the same rate two to four days per week.

Proposed Compensation

Except as disclosed in this Circular, PTG has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officer in the current or subsequent fiscal year.

PTG has, however paid consulting fees totalling approximately $5,106 to Barry Smee, the Secretary and a director of PTG, and anticipates that it will continue to employ and pay for the services of Mr. Smee at a similar rate. PTG has also paid to Driver Anderson, an accounting firm of which Cyrus Driver, PTG's Chief Financial Officer, is a partner, fees totalling approximately $41,100 for accounting services provided and PTG anticipates that it will continue to employ the services of Driver Anderson in the future at a similar rate.

Indebtedness of Directors, Officers, Promoters and Other Management of PTG

At any time during PTG's last completed financial year, no director, executive officer or senior officer of PTG, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to PTG or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by PTG or any of its subsidiaries, other than through normal business dealings.

Promoters of PTG

By virtue of the definition of "promoter" set out in applicable securities legislation, the promoter of PTG during the two years preceding the date hereof and at the date hereof is Mr. R. Michael Jones, who is the President, Chief Executive Officer and a director of PTG. Mr. Jones has been granted PTG Options enabling him to acquire PTG Common Shares and has received amounts under management contracts (see "Summary Compensation Table" above). In addition, Mr. Jones beneficially owns or has control over 968,500 PTG

Common Shares. Mr. Jones has also agreed to acquire 99,500 FT Shares of PTG at a price of $0.25 per share, pursuant to the PTG Financing. See "Executive Compensation of PTG" and "Termination of Employment, Change in Responsibilities and Employment Contracts" above and "Platinum Group Metals Ltd. - Options and Other Rights to Purchase Shares" and "Other Material Facts" in this Circular.

Nothing else of value has been received from PTG by PTG's promoter from the time of incorporation until the date hereof except as otherwise disclosed in this Circular.

Interest of Management and Others in Material Transactions of PTG

On October 23, 2001, PTG announced the PTG Financing and of the subscribers involved in the PTG Financing two are PTG insiders. Both Mr. R. Michael Jones, President, Chief Executive Officer and a director of PTG and Mr. Cyrus Driver the Chief Financial Officer of PTG have agreed to subscribe for an aggregate of up to 119,500 FT Shares. See "Platinum Group Metals Ltd. - Other Material Facts"

Other than as set forth above and elsewhere in this Circular and other than transactions carried out in the ordinary course of business of PTG or any of its subsidiaries, none of the directors or senior officers of PTG, any PTG Member beneficially owning shares carrying more than 10% of the voting rights attached to the PTG Common Shares nor an associate or affiliate of any of the foregoing persons had since September 1, 2000 (being the commencement of PTG's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect PTG.

Management Contracts

Other than as set forth elsewhere in this Circular, PTG has not entered into any management contracts.

Appointment of Auditor of PTG

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, as auditor of PTG and to authorize the directors to fix their remuneration. Deloitte & Touche LLP were first appointed auditors of PTG on September 15, 2000. Upon completion of the Amalgamation, in accordance with the Amalgamation Agreement, the auditor of Amalco will be Deloitte & Touche, LLP. See "AMALCO - Auditors, Registrar and Transfer Agent of Amalco".

NMM EXTRAORDINARY MEETING MATTERS

Interest of Certain Persons in Matters to be Acted Upon by NMM

Other than as set forth in this Circular, no person who has been a director or senior officer of NMM at any time since the beginning of the most recent fiscal year end, nor any individual proposed to be one of the initial directors and officers of Amalco, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings.

Executive Compensation of NMM

See the disclosure under "New Millennium Metals Corporation - Executive Compensation".

Indebtedness of Directors, Officers, Promoters and Other Management of NMM

See the disclosure under "New Millennium Metals Corporation - Indebtedness of Directors, Officers, Promoters and Others".

Promoters of NMM

By virtue of the definition of "promoter" set out in applicable securities legislation, the promoter of NMM during the two years preceding the date hereof and at the date hereof is Frank Hallam, who is the President, Chief Executive Officer and a director of NMM. Mr. Hallam has been granted NMM Options enabling them to acquire NMM Common Shares and, during the period from January 1, 2001 to December 19, 2001, NMM has paid to its promoter, approximately $8,826. In addition, Mr. Hallam beneficially owns or has control over 895,795 NMM Common Shares and has agreed to purchase a further 273,300 NMM Common Shares under the NMM Financing. See "New Millennium Metals Corporation - Executive Compensation", above, for details and "New Millennium Metals Corporation - Share and Loan Capital - Options and Other Rights to Purchase Shares" in this Circular.

Nothing else of value has been received from NMM by NMM's promoter during the five years preceding the date hereof except previously exercised NMM Options or as otherwise disclosed in this Circular.

Interest of Management and Others in Material Transactions

See the disclosure under "New Millennium Metals Corporation - Interest of Management and Others in Material Transactions".

OTHER MATTERS WHICH MAY COME BEFORE THE MEETINGS

The managements of the Amalgamating Companies know of no matters to come before the Meetings other than as set forth in the enclosed Notice of Meeting for each of PTG and NMM. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENTS OF PTG OR NMM SHOULD PROPERLY COME BEFORE EITHER MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Proxies received in favour of management of PTG will be voted for the approval of the PTG Amalgamation Resolution, unless the Member has specified in the proxy that his or her PTG Common Shares are to be voted against such resolution.

Proxies received in favour of management of NMM will be voted for the approval of the NMM Amalgamation Resolution, unless the Member has specified in the proxy that his or her NMM Common Shares are to be voted against such resolution.

THE AMALGAMATION

The description of the Amalgamation set out in this Circular is qualified in its entirety by reference to the full text of the Amalgamation Agreement, attached hereto as Schedule A.

CONSEQUENCES OF THE AMALGAMATION

The Members of each of the Amalgamating Companies are being asked to approve, by special resolution, the Amalgamation which, when effected, will result in the combination of PTG and NMM into one company, Amalco. The Amalgamation Agreement and the texts of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution are attached as Schedules A, B and C to this Circular, respectively. The principal consequences of the Amalgamation may be summarized as follows:

- The Amalgamating Companies will amalgamate as one company with the name "Platinum Group Metals Ltd.". A copy of the proposed Memorandum and Articles of Amalgamation of Amalco are attached to the Amalgamation Agreement.

- The property, assets, rights and privileges of each Amalgamating Company shall continue to be the property, assets, rights and privileges of Amalco.

- Amalco shall continue to be liable for all of the contracts, liabilities, debts and obligations of each Amalgamating Company.

- An existing cause of action, claim or liability to prosecution against an Amalgamating Company shall remain unaffected and may be continued against Amalco.

- A civil, criminal or administrative action or proceeding pending by or against an Amalgamating Company may continue to be prosecuted by or against Amalco but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the Amalgamating Company.

- A conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco.

- The PTG Common Shares will be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for every one PTG Common Share held.

- The NMM Common Shares will be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for every 1.65 NMM Common Share held.

- All outstanding PTG Options, PTG Warrants, NMM Options, NMM Warrants and other rights to acquire Shares of the Amalgamating Companies will entitle the holders thereof to acquire, following the Amalgamation, Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and one Amalco Common Share for every right to acquire 1.65 NMM Common Shares and the exercise price will be proportionately adjusted, and otherwise under identical terms and conditions.

- No fractional Amalco Common Share will be issued and no consideration will be paid in lieu thereof. Any resultant fractional Amalco Common Share equal to or less than ½ will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Share greater than ½ will be rounded up to the next closest whole number of Amalco Common Shares.

- The management of Amalco will be the directors and officers listed under "AMALCO - Proposed Directors, Officers, Promoters and Other Management".

- Any Shares held by one of the Amalgamating Companies in the other will be cancelled by operation of law without any repayment of capital.

- Any indebtedness between the Amalgamating Companies will be cancelled by operation of law without any repayment.

- The aggregate paid up capital of Amalco shall be an amount equal to the aggregate paid up capital of the Amalgamating Companies immediately prior to such time, less any intercorporate shareholdings.

The Amalgamation will become effective on the Amalgamation Date.

Based on the number of securities of the Amalgamating Companies outstanding as of the Record Date and assuming completion of the current portion of the PTG Financing and the NMM Financing, immediately after the Amalgamation becomes effective, approximately 16,596,403 Amalco Common Shares will be outstanding (this number may increase if the PTG Financing is fully subscribed for) and a maximum of 3,133,450 Amalco Common Shares will be issuable pursuant to outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options. On a non-diluted basis, approximately 67% of the outstanding Amalco Common Shares will be held by former PTG Members and approximately 33% of the outstanding Amalco Common Shares will be held by former NMM Members.

THE AMALGAMATION AGREEMENT

Each of the Amalgamating Companies has executed the Amalgamation Agreement which contains certain covenants of each of them, contemplates the completion of the Amalgamation on the terms and conditions set forth in the Amalgamation Agreement and provides that the Amalgamation will be subject to a number of conditions having been met, including the following:

(a) the Amalgamation being adopted and approved by special resolution of the Members as discussed under "THE AMALGAMATION - Member Approvals";

(b) an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies as discussed under "THE AMALGAMATION - Court Approval";

(c) there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the Amalgamation having been obtained or received;

(e) there not being in force any cease trade orders by any regulatory body or any other impediment to the general free-tradeability of the Amalco Common Shares to be issued in connection with the Amalgamation;

(f) none of the consents, orders, regulations or approvals contemplated in the Amalgamation Agreement containing terms or conditions or requiring undertakings or security deemed unacceptable or unsatisfactory by either of the Amalgamating Companies;

(g) the Amalgamation Agreement not having been terminated as provided for therein;

(h) the Amalgamation having been approved by the CDNX, subject only to making the required filings;

(i) neither of the Amalgamating Companies having received notices of dissent pursuant to the provisions of the BCCA with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding PTG Common Shares or NMM Common Shares, as the case may be;

(j) each of the Amalgamating Companies having performed each of its obligations and each representation and warranty contained in the Amalgamation Agreement being true as at the Amalgamation Date;

(k) no change having occurred which has had an adverse material effect on the party in question;and

(l) neither of the Amalgamating Companies having received an unsolicited *bona fide* offer to enter into a competing transaction which its directors are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of such company.

The Amalgamation Agreement, the PTG Amalgamation Resolution and the NMM Amalgamation Resolution provide that, notwithstanding the approval of their respective Members, the directors of either PTG and/or NMM may terminate the Amalgamation by a directors' resolution at any time prior to the Amalgamation Date without any further action on the part of the Members or the Court if any of the conditions precedent are not satisfied as provided in the Amalgamation Agreement. In addition, if the Amalgamation Date does not occur on or before February 28, 2002 (or such later date as may be mutually agreed), the directors of either of the Amalgamating Companies may terminate the Amalgamation Agreement.

The Amalgamation is proposed to be carried out pursuant to Sections 247 to 251 of the BCCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(i) each of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution must be approved as special resolutions by the PTG Members and the NMM Members, respectively;

(ii) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate parties;

(iii) an Order approving the Amalgamation must be filed with the Registrar of Companies under the BCCA; and

(iv) the Amalgamation must be filed with and approved by the Registrar of Companies under the BCCA.

REASONS FOR THE AMALGAMATION

The Boards of Directors of PTG and NMM, respectively, have concluded that it would be in the best interests of the Amalgamating Companies and their respective Members to bring together into a single public company the mineral property interests currently held separately by PTG and NMM with a view to achieving certain benefits, including the following:

(a) The Amalgamation will consolidate the property interests of PTG and NMM in Ontario, which will facilitate the financing required for the exploration and development of the Amalco's properties.

(b) As a result of the Amalgamation, a strong management group will be formed, with extensive experience and expertise covering various aspects of platinum group metal exploration.

(c) Members of PTG and NMM will become members of a company with a substantially larger public float than is currently available to either PTG or NMM individually, which may provide enhanced liquidity for Amalco Members.

(d) Operational efficiencies will be achieved by eliminating the duplication of accounting, legal, corporate and administrative procedures for the Amalgamating Companies.

(e) The Amalgamation will result in the creation of a company with a larger asset base and capitalization, thereby facilitating better access to capital markets. Amalco will, as a result, be better positioned strategically, operationally and financially to explore, and if warranted, develop, its mineral properties.

MEMBER APPROVALS

In order for the Amalgamation to be effective it must be approved by a special resolution of the PTG Members and the NMM Members passed by the affirmative vote of not less than three-quarters of the PTG Common Shares and the NMM Common Shares that are represented in person or by proxy at the respective Meetings. The PTG Amalgamation Resolution and the NMM Amalgamation Resolution are attached as Schedules B and C, respectively, to this Circular.

At the PTG Meeting, PTG Members will vote on the PTG Amalgamation Resolution. In accordance with the Articles of PTG, the quorum for the PTG Meeting is two persons present and being, or representing by proxy, PTG Members holding not less than one-twentieth (5%) of the outstanding PTG Common Shares.

At the NMM Meeting, NMM Members will vote on the NMM Amalgamation Resolution. In accordance with the Articles of NMM, the quorum for the NMM Meeting is one person attending in person, or represented by proxy, who is entitled to vote.

Notwithstanding the foregoing, the Amalgamation Agreement may be terminated (and consequently the Amalgamation terminated) at any time prior to the Amalgamation Date by the directors of either of the Amalgamating Companies without any further approval on the part of the Members of either of the Amalgamating Companies if any of the conditions precedent are not satisfied as provided in the Amalgamation Agreement.

COURT APPROVAL

The Amalgamation requires the approval of the Court. Subject to approval of the Amalgamation by the Members of the Amalgamating Companies at the Meetings, as set out in the notice of petition (which is expected to be filed on February 6, 2002 after the Meetings), the hearing is scheduled to take place at the Court House at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m., Vancouver time, on or about February 8, 2002 or as soon thereafter as counsel may be heard. At this hearing, all creditors of the Amalgamating Companies and holders of PTG Common Shares, NMM Common Shares, PTG Warrants, NMM Warrants, PTG Options and NMM Options and any other rights to acquire shares of PTG or NMM are entitled to appear in person or by counsel and to make a submission regarding the Amalgamation, subject to serving and filing a notice of appearance and satisfying any other applicable requirements. A Member's right to appear at the hearing is in addition to the right to file a notice of dissent as described under "RIGHTS OF DISSENT".

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Amalgamation to the creditors of the Amalgamating Companies and holders of PTG Common Shares, NMM Common Shares, PTG Warrants, NMM Warrants, PTG Options and NMM Options and the rights and interests of every person affected. In addition, the Court will be informed prior to the hearing that if it approves the fairness of the terms and conditions of the Amalgamation, the Amalco Common Shares, Amalco Options and Amalco Warrants to be issued by Amalco will not require registration under the U.S. Securities Act because of such approval.

At the hearing, the Court may approve the Amalgamation either as proposed, or subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

THIRD PARTY APPROVALS

The issuance of Amalco Common Shares will constitute a distribution of securities which is exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia and Newfoundland and Labrador and the Yukon and Northwest Territories by virtue of applicable securities laws of these jurisdictions. In the Province of Quebec, the issuance of Amalco Common Shares is exempt if the Quebec Securities Commission agrees or does not object within a specified time period of receiving required information, which approval the Amalgamating Companies will seek to obtain. See also "THE AMALGAMATION - Resale of Amalco Common Shares".

EFFECTIVE TIME OF AMALGAMATION

If each of the PTG Amalgamation Resolution and the NMM Amalgamation Resolution is passed at the respective Meetings, the approval of the Court is obtained and all other conditions to completion of the Amalgamation are satisfied or waived, the Amalgamation will be effected by the issuance of a Certificate of Amalgamation by the Registrar of Companies of British Columbia in accordance with the provisions of the BCCA, at 12:01 a.m., Vancouver time, on the Amalgamation Date. It is currently anticipated that this date will be on or about February 18, 2002.

ACCOUNTING TREATMENT

The Amalgamation will be treated for accounting purposes as a purchase transaction, with PTG being identified as the acquirer and NMM identified as the acquiree. PTG's net assets will be presented at the historical amounts recorded in its accounts and the net assets of NMM will be presented at fair value. See "AMALCO - Pro Forma Financial Position" and "Schedule F - Amalco Pro Forma Financial Statements".

STOCK EXCHANGE LISTINGS AFTER THE AMALGAMATION DATE

Application has been made to the CDNX for acceptance of the Amalgamation and the listing of the Amalco Common Shares in connection with the Amalgamation. As of the date of this Circular, the CDNX is in the process of reviewing the materials submitted by the Amalgamating Companies and the CDNX has not yet issued it's conditional acceptance of the Amalgamation and the listing of the Amalco Common Shares in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that the Amalgamation has been approved by the CDNX, subject only to making the required filings with it.

SHARE EXCHANGE PURSUANT TO THE AMALGAMATION

After the Amalgamation Date, former Members of the Amalgamating Companies will be requested by Amalco to exchange their share certificates for new certificates on which the name "Platinum Group Metals Ltd." appears, by delivering or mailing their share certificates, together with a letter of transmittal, to PCTC, the registrar and transfer agent of the Amalco. The details for the surrender of certificates representing the PTG Common Shares and NMM Common Shares to PCTC will be set out in a letter of transmittal which will be mailed to all PTG Members and NMM Members. In the event that a Member wishes to have a new certificate issued by Amalco in a name other than that appearing on the face of any existing certificate, the certificate delivered or mailed to such registrar and transfer agent must be endorsed by such Member and the signature must correspond in every respect with the name of the holder appearing on the face of such certificate and must be guaranteed by a Canadian chartered bank, a Canadian trust company or a firm having membership in a recognized stock exchange or in some other manner satisfactory to PCTC. Upon return of a properly completed letter of transmittal, together with certificates representing PTG Common Shares or NMM Common Shares, as the case may be, certificates for the appropriate number of Amalco Common Shares will be issued without charge.

The exchange ratios pursuant to which the Members of the Amalgamating Companies will receive Amalco Common Shares in exchange for their existing Shares as determined by the boards of directors of each of the Amalgamating Companies are as follows:

(a) Each PTG Member will be entitled to one Amalco Common Share in exchange for each one PTG Common Share held; and

(b) Each NMM Member will be entitled to one Amalco Common Share in exchange for each 1.65 NMM Common Share held.

After giving effect to the proposed share exchanges outlined above and assuming completion of the current portion of the PTG Financing and the NMM Financing, there will be approximately 16,596,403 Amalco Common Shares outstanding after the Amalgamation, on a non-diluted basis. The characteristics of Amalco Common Shares are described under "AMALCO - Pro-Forma Share and Loan Capital - Proposed Share Capital".

The method of delivery of certificates representing PTG Common Shares and NMM Common Shares and letter(s) of transmittal and all other required documents is at the option and risk of the person surrendering the same. Both PTG and NMM recommend that such documents be delivered by hand to PCTC at the office noted in the letter of transmittal and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Members holding Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Shares.

As soon as practicable following the Amalgamation Date, when a PTG Member or NMM Member has delivered to PCTC the certificate(s) representing the PTG Common Shares or NMM Common Shares, together with a properly completed letter of transmittal, and such additional documents as PCTC may reasonably require, Amalco will cause PCTC to deliver share certificates representing Amalco Common Shares as follows:

(i) to forward such certificate(s) or cause such certificate(s) to be forwarded by first class mail to the former PTG Member or NMM Member, as the case may be, at the address specified in the letter of transmittal; or

(ii) if requested by such former Member in the letter of transmittal, to make it available at the principal office of PCTC in Vancouver, British Columbia, Canada for pick-up by such former Member; or

(iii) if the letter of transmittal neither specifies an address nor contains a request as described in (ii), to forward it or cause it to be forwarded by first class mail to the former Member at the address as shown on the register of PTG Members or NMM Members, as applicable.

The mailing or delivery by PCTC of the Amalco Common Shares shall satisfy and discharge the obligations of Amalco and PCTC. Fractional Amalco Common Shares will not be issued and no consideration will be paid in lieu thereof. Any resultant fractional Amalco Common Share equal to or less than ½ shall be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Share greater than ½ shall be rounded up to the next closest whole number of Amalco Common Shares.

If any certificates which, prior to the Amalgamation Date, represented outstanding PTG Common Shares or NMM Common Shares, have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, PCTC will issue, in respect of such lost, stolen or destroyed certificate, certificates representing Amalco Common Shares in respect thereof as determined in accordance with the Amalgamation. When authorizing issuances of Amalco Common Shares in respect of any lost, stolen or destroyed PTG Common Share or NMM Common Share certificates, the person to whom the share issuance is to be made shall, as a condition precedent, be required to provide a bond satisfactory to Amalco and/or PCTC, as the case may be, in such sum as Amalco and/or PCTC may direct, or otherwise indemnify Amalco and/or PCTC against any claim which may be made against Amalco and/or PCTC with respect to the PTG Common Share or NMM Common Share certificate(s) alleged to have been lost, stolen or destroyed.

On the Amalgamation Date, each PTG Member and NMM Member shall be removed from the register of PTG Members and NMM Members, as applicable. Until validly surrendered, the certificates representing the PTG Common Shares and NMM Common Shares held by such former Members shall represent the right to receive, upon such surrender, certificates representing Amalco Common Shares. **Pursuant to the Amalgamation Agreement, any certificate representing PTG Common Shares or NMM Common Shares which has not been surrendered together with all other instruments required by the letter of transmittal, on or prior to the sixth anniversary of the Amalgamation Date shall cease to represent any claim or interest of any kind or nature.**

DESCRIPTION OF COMMON SHARES TO BE ISSUED ON AMALGAMATION

The authorized capital of Amalco will consist of 1,000,000,000 common shares without par value, of which there will be available for issue to the PTG Members 11,127,982 (assuming completion of the current portion of the PTG Financing) Amalco Common Shares and to the NMM Members 5,468,421 (assumes completion of the NMM Financing) Amalco Common Shares. The number of Amalco Common Shares to be issued is, however, subject to reduction to the extent that any shares of PTG or NMM are purchased as a result of dissent proceedings under the BCCA as set out below. See "RIGHTS OF DISSENT".

All Amalco Common Shares shall be of the same class and rank equally as to dividends, voting powers and participation in assets of Amalco on winding-up or dissolution. There will be no pre-emptive rights or conversion rights, and no provisions for redemption or repurchase. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCCA.

FEES AND EXPENSES

The Amalgamation Agreement provides that, whether or not the Amalgamation is consummated, all expenses incurred in connection with the Amalgamation Agreement and the transactions contemplated thereby will be paid by the Amalgamating Company incurring such expenses, except where the Amalgamating Companies agree to share expenses.

INTERESTS OF MANAGEMENT IN THE AMALGAMATION

Certain members of the boards of directors and managements of the Amalgamating Companies will become members of the board of directors and management of Amalco. See "AMALCO - Proposed Directors, Officers, Promoters and Other Management of Amalco". It is anticipated that members of the management of Amalco will initially receive the same level of compensation as they received pursuant to their existing employment arrangements.

As at the Record Date, the current directors and officers of the Amalgamating Companies collectively own, directly or indirectly, an aggregate of 1,319,454 PTG Common Shares and 1,465,038 NMM Common Shares. On the Amalgamation Date, it is anticipated that directors and officers of Amalco will collectively own, directly or indirectly, an aggregate of 2,147,496 Amalco Common Shares, assuming completion of the current portion of the PTG Financing and the NMM Financing, representing 12.94% of the issued and outstanding Amalco Common Shares.

RESALE OF AMALCO COMMON SHARES

Under Canadian Law

If the Amalgamation proceeds, Members of the Amalgamating Companies will hold Amalco Common Shares. The issuance of Amalco Common Shares will constitute a distribution of securities which is exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland and Labrador and the Yukon and Northwest Territories by virtue of exemptions from prospectus and registration requirements in the applicable securities laws. An application will be made by the Amalgamating Companies to the Quebec Securities Commission to exempt the distribution of Amalco Common Shares from the prospectus and registration requirements in Quebec.

Amalco Common Shares received by PTG Members and NMM Members pursuant to the Amalgamation, and upon exercise of outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options and other rights to purchase PTG Common Shares and NMM Common Shares, will be freely transferable in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, and Newfoundland and Labrador and the Yukon and Northwest Territories.

Amalco Common Shares will, however, be subject to restrictions affecting their resale in Quebec, unless such restrictions are removed by the Quebec Securities Commission. Amalco has no present intention of becoming a reporting issuer in Quebec.

Any Members who acquired PTG Common Shares or NMM Common Shares pursuant to an exemption contained in applicable securities legislation of their resident jurisdiction may be subject, in respect of their Amalco Common Shares, to hold periods imposed by such securities legislation. **All such holders of Amalco Common Shares, and holders of Amalco Common Shares who are residents of Quebec, are advised to consult with their legal advisors regarding resale restrictions.**

Under United States Law

The issuance by Amalco at the Amalgamation Date of Amalco Common Shares, Amalco Options and Amalco Warrants pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States.

Amalco Common Shares received by a holder who will be an "affiliate" of Amalco after the Amalgamation or is an "affiliate" of PTG or NMM prior to the Amalgamation will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of PTG or NMM prior to the Amalgamation and who will not be affiliates of Amalco after the Amalgamation may resell their Amalco Common Shares in the United States without restriction under the U.S. Securities Act.

Persons who will be an affiliate of Amalco after the Amalgamation and persons who are an affiliate of either PTG or NMM prior to the Amalgamation may not resell their Amalco Common Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 145(d) as currently in effect, persons who will be an affiliate of Amalco after the Amalgamation and persons who are affiliates of either PTG or NMM prior to the Amalgamation will be entitled to resell in the United States during any three-month period, that number of Amalco Common Shares that does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. Former affiliates of PTG or NMM who are not affiliates of Amalco and who hold their Amalco Common Shares for a period of one year after the Amalgamation, may resell their Amalco Common Shares without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about Amalco. Former affiliates of PTG or NMM who hold their Amalco Common Shares for a period of two years after the Amalgamation may freely resell such Amalco Common Shares provided that such persons have not been an affiliate of Amalco during the three-month period preceding the resale.

The Amalgamating Companies believe that the exemption provided by Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of Amalco Common Shares received by a holder in respect of any PTG Common Shares offered and sold in the United States pursuant to the PTG Financing (the "U.S. Financing Shares"). The Amalgamating Companies intend to rely on the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act for the issuance of such Amalco Common Shares. Accordingly, such Amalco Common Shares will be deemed "restricted securities" pursuant to Rule 144 under the U.S. Securities Act. The certificates evidencing such Amalco Common Shares will include a U.S. legend in substantially the same form as the U.S. legend imprinted on the certificates evidencing the U.S. Financing Shares. Such Amalco Common Shares may not be resold in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 144 under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 144 as currently in effect, the Amalco Common Shares issued in respect of the U.S. Financing Shares will be subject to a one year hold period. After the one year hold period, persons will be entitled to resell in the United States during any three-month period, that number of the restricted securities that does not exceed the greater of, one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. After a two year hold period, persons who are not then affiliates of Amalco and have not been affiliates of Amalco for the three-month period immediately preceding such date will be entitled to resell such restricted securities without restriction under the U.S. Securities Act.

Subject to certain limitations, all holders of Amalco Common Shares may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Amalco Common Shares following the Amalgamation who are not affiliates of Amalco or who are affiliates of Amalco solely by virtue of their status as an officer or director of Amalco may, under the securities laws of the United States, resell their Amalco Common Shares in an "offshore transaction" (which would include a sale through the CDNX) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of Amalco Common Shares by an officer or director who is an affiliate of Amalco solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain significant and additional restrictions are applicable to a holder of Amalco Common Shares who will be an affiliate of Amalco other than by virtue of his or her status as an officer or director of Amalco.

The Amalco Common Shares issuable upon exercise of outstanding Amalco Options, Amalco Warrants and other rights to acquire Amalco Common Shares to be issued pursuant to the Amalgamation have not been registered under the U.S. Securities Act. As a result, these Amalco Options, Amalco Warrants and other rights may not be exercised by or on behalf of a person in the United States, and the Amalco Common Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Amalco Common Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Amalco Common Shares received upon completion of the Amalgamation and receivable upon exercise of any Warrants following the Amalgamation. **All holders of Amalco Common Shares are urged to consult with counsel to ensure that the resale of their Amalco Common Shares complies with applicable securities legislation.**

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

It is management's understanding that the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed Amalgamation and the exercise of dissent rights as described herein to shareholders and warrant holders to whom shares or warrants of the Amalgamating Companies constitute capital property for the purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and Regulations (the "Tax Proposals") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The Tax Act contains certain provisions (the "mark-to-market rules") relating to securities held by certain "financial institutions" as defined in the Tax Act. The mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest") and such institutions are precluded from making the election under subsection 39(4) of the Tax Act referred to below. This summary does not otherwise take the mark-to-market rules into account, and taxpayers that are "financial institutions" for the purposes of the mark-to-market rules should consult their tax advisors.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Member. Accordingly, Members should consult their own tax advisers for advice with respect to the Canadian income tax consequences to them of the Amalgamation and the exercise of dissent rights.

Nature of Shares

The Shares will generally constitute "capital property" to a holder thereof, unless the Member is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares or warrants. Certain Members resident in Canada whose Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act. **Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of a disposition of other Canadian securities.**

Members

Members will realize neither a capital gain nor a capital loss on the Amalgamation as a result of which their Shares become Amalco Common Shares. The aggregate cost of such Amalco Common Shares will be equal to the aggregate adjusted cost bases of the PTG Common Shares or NMM Common Shares, as the case may be, converted into Amalco Common Shares by virtue of the Amalgamation. Where a Member owns both PTG Common Shares and NMM Common Shares, the averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to him of the Amalco Common Shares received on the Amalgamation.

Flow-through shares of PTG or NMM held by Members which are replaced by Amalco Common Shares on the Amalgamation will qualify, by virtue of subsection 87 (4.4) of the Tax Act, as "flow-through shares" as described in subsection 66(15) of the Tax Act and will not be "prescribed shares" as defined in section 6202.1 of the regulations to the Tax Act.

Dissenting Members

The consequences under the Tax Act to a Member who dissents from the Amalgamation, as described under "RIGHTS OF DISSENT", and who receives a payment for his Shares are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such Shares is Amalco or the Amalgamating Company that issued the shares.

The receipt by a dissenting Member of a cash payment from Amalco equal to the fair value of his PTG Common Shares or NMM Common Shares, as the case may be, in respect of which such rights of dissent are exercised may be treated as proceeds of disposition of such Shares. To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such dissenting Member's Shares, the Member will generally be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference.

Alternatively, the receipt by a dissenting Member of a cash payment equal to the fair value of his PTG Common Shares or NMM Common Shares, as the case may be, from PTG or NMM, respectively, and not from Amalco would generally be treated as a dividend (and not proceeds of disposition) to the holder of such Shares to the extent that such payment exceeds the paid-up capital (as computed under the Tax Act) of such Shares. However, such excess may nonetheless continue to be considered proceeds of disposition (and not a dividend) pursuant to subsection 55(2) of the Tax Act in the case of certain Canadian resident corporate shareholders. In any event, the balance of the fair value paid (i.e. the amount equal to the paid-up capital of the Shares) would be treated as proceeds of disposition. The dissenting Members would thus realize a capital gain (capital loss) to the extent that the proceeds of disposition of the Shares exceed (are exceeded by) the Member's adjusted cost base of the Shares.

Minimum Tax

Taxable dividends (without application of the dividend gross-up and tax credit rules) and the full amount of capital gains (net of capital losses) must be included in the adjusted taxable income for the purposes of calculating minimum tax under the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

It is management's understanding that the following general summary fairly describes the principal United States federal income tax consequences of the proposed Amalgamation and the exercise of dissent rights as described herein to shareholders and warrant holders to whom shares or warrants of the Amalgamating Companies constitute capital property for the purposes of the Internal Revenue Code of 1986, as amended (the "Code").

The following is a summary of the material United States federal income tax considerations related to the Amalgamation generally applicable to a Member of the Amalgamating Companies who is a United States Holder (as defined below) who holds Shares as capital assets. This summary is based on United States federal income tax law in effect as of the date of this Circular. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein. This summary does not address all aspects of United States federal income taxation that may be applicable to particular United States Holders based on their tax circumstance or to United States Holders who are subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, or persons having a "functional currency" other than the United States dollar. This summary does not address aspects of United States taxation other than United States federal income taxation. In addition, this summary does not address any foreign tax consequences of the Amalgamation.

As used herein, a United States Holder is a PTG Member or NMM Member who is a "United States person," including: (i) an individual who is a citizen or resident of the United States for federal income tax purposes, (ii) a corporation or partnership executed or organized in or under the laws of the United States, or of any political subdivision thereof, (iii) an estate, the income of which is subject to Untied States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

UNITED STATES HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE AMALGAMATION IN LIGHT OF THEIR PARTICULAR TAX CIRCUMSTANCES AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Disposition of Shares

Assuming that (i) Amalco continues the historic business of both PTG and NMM or uses a significant portion of the historic business assets of both PTG and NMM in its business, (ii) there is no plan in existence that would result in a redemption or repurchase by Amalco of any significant portion of Amalco Common Shares issued to PTG Members and NMM Members in the Amalgamation, (iii) Amalco acquires substantially all of the assets of both PTG and NMM solely for Amalco Common Shares (within the meaning of Section 368(a)(1)(C) of the Code), (iv) Amalco qualifies as a passive foreign investment company ("PFIC") immediately following the Amalgamation (see "Passive Foreign Investment Company Considerations", below) and (v) the non-statutory requirements are met: continuity of interest, business purpose, continuity of business enterprise and plan or reorganization (these five assumptions, collectively, the "U.S. Tax Assumptions"), it appears that the Amalgamation could qualify as a "reorganization" for both PTG and NMM (within the meaning of Section 368(a)(1) of the Code) and a United States Holder that exchanges his or her Shares for Amalco Common Shares in the Amalgamation generally will not recognize gain or loss on such exchange.

Assuming the Amalgamation is treated as a reorganization for U.S. federal income tax purposes, a United States Holder will generally have a tax basis in the Amalco Common Shares received equal to the United States Holder's tax basis in the Shares exchanged therefor. The holding period for the Amalco Common Shares received in the Amalgamation will, in that case, include the holding period of the United States Holder's Shares exchanged therefor.

If for any reason (including, without limitation, the inaccuracy of the U.S. Tax Assumptions for PTG, NMM or Amalco) the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares were treated as a taxable exchange, a United States Holder that exchanges his or her Shares for Amalco Common Shares will recognize gain on such exchange to the extent his or her basis in the Shares exchanged is lower than the fair market value of the Amalco Common Shares received. Losses, however, will only be recognized if the Amalgamation fails to qualify as a "reorganization" under Section 368(a)(1) of the Code for reasons other than the inaccuracy of clause (iv) of the U.S. Tax Assumptions. Because the taxability of the Amalgamation to the United States Holders is tested separately for the PTG Members and the NMM Members, it is possible that the Amalgamation will be taxable to the PTG Members while it is not taxable to the NMM Members, or vice versa. Any gain or loss recognized will be equal to the difference between (a) the fair market value, at the time of the exchange of the Amalco Common Shares received in the exchange, and (b) the United States Holder's tax basis in the Shares surrendered.

Except as provided below, if a gain or loss is recognized on the Amalgamation, the gain or loss recognized will generally be capital gain or loss, except that, with respect to any declared by unpaid dividends on the Shares, ordinary income may be recognized. Non-corporate taxpayers generally are taxed at a maximum rate of 20% on net capital gains attributable to gains realized on the sale of property held for more than one year.

An important exception to capital gains treatment of the gain or loss recognized by United States Holders is if PTG or NMM has, at any time in the past, been a PFIC while the United States Holder was a PTG Member or NMM Member, as the case may be (see discussion below under "Passive Foreign Investment Company Considerations - Effect of PFIC Rules on Amalgamation - Taxability of Exchange").

If the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares was treated as taxable for U.S. federal income tax purposes, a United States Holder would have a tax basis in the Amalco Common Shares received equal to the fair market value of such Amalco Common Shares at the time of the exchange. The holding period for the Amalco Common Shares received in the exchange would, in that case, begin on the day after the exchange.

Finally, assuming that the Amalgamation is not a taxable event for Canadian federal income tax purposes (see "Canadian Federal Income Tax Considerations - Members"), for United States federal income tax purposes, gain recognized on the exchange of Shares for Amalco Common Shares generally will be treated as United States source gain.

<u>Passive Foreign Investment Company Considerations</u>

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of United States persons beginning after December 31, 1997 and for tax years of foreign corporations ending with or within such tax years, the

Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

Effect of PFIC Rules on Amalgamation

Effect of PFIC Rules on Taxability of Exchange

Under the PFIC rules, if the United States Holders of a PFIC receive shares in a company which is treated as a PFIC for its taxable year which includes the day following the Amalgamation, the transaction will qualify as a non-taxable exchange for United States federal income tax purposes if it otherwise qualifies as such under the sections of the Code relating to reorganizations in general. If the United States Holders of a PFIC, however, receive shares in a company which is not treated as a PFIC for its taxable year which includes the day following the Amalgamation, the general reorganization sections of the Code are overridden, and the transaction is treated as taxable for United States federal income tax purposes to the extent that gain is recognized by the United States Holder.

Effect of PFIC Rules on Calculation of United States Federal Income Tax on Taxable Transaction

If for any reason (including, without limitation, the inaccuracy of the U.S. Tax Assumptions for PTG, NMM, or Amalco) the exchange of the PTG Common Shares or NMM Common Shares for Amalco Common Shares were treated as a taxable exchange, a United States Holder that exchanges his or her Shares for Amalco Common Shares will recognize a gain on such exchange to the extent his or her basis in the Shares exchanged is lower than the fair market value of the Amalco Common Shares received. Losses, however, will only be recognized if the Amalgamation fails to qualify as a "reorganization" under Section 368(a)(1) of the Code for reasons other than the inaccuracy of clause (iv) of the U.S. Tax Assumptions. If it is determined that PTG and NMM each constituted a PFIC, each United States Holder who was a PTG Member or a NMM Member in such year will be subject to the special tax regime described below unless such United States Holder elected in a timely manner (by, in general, filing such election with respect to the first year in which the United States Holder was a PTG Member or NMM Member) to treat PTG or NMM, as the case may be, as a Qualified Electing Fund ("QEF"), as defined in the Code, or made a mark-to-market election with respect to such Shares. If a QEF election was made, the United States Holder will (i) treat any gain recognized on the disposition of his or her Shares as capital gain, and (ii) generally avoid interest charges resulting from PFIC status (see discussion of interest charge below). For non-corporate United States Holders, any loss recognized would be treated as a capital loss that cannot be carried back against any prior year income, including income recognized by virtue of having made a QEF election, and that can be used only to offset current year capital gain plus US$3,000 of ordinary income. Any unused capital loss will carry forward indefinitely to offset capital gain plus US$3,000 per year of ordinary income. For corporate United States Holders, any unused capital loss can be carried back three years and carried forward five years, but the loss can offset only capital gains. If a mark-to-market election was made, the United States Holder will (i) treat any gain recognized on the disposition of his or her Shares as ordinary income and (ii) generally avoid interest charges resulting from PFIC status. Any loss on the mark-to-market shares will be treated as an ordinary loss to the extent that the amount of the loss does not exceed the net mark-to-market gains previously included with any excess treated as a capital loss.

If a United States Holder has not made a mark-to-market or timely QEF election (a "Non-electing United States Holder"), then the Non-electing United States Holder generally will be required to pro-rate gains recognized on the disposition of his or her Shares and all excess distributions over the entire holding period for his or her Shares. All gains or excess distributions allocated to prior years of the United States Holder (other than to years prior to the first taxable year of PTG or NMM during such United States Holder's holding period and beginning after January 1, 1987 for which it was a PFIC, and to years with respect to which an untimely QEF election was made) will be taxed at the highest tax rate for each such prior year applicable to ordinary income and will incur an interest charge. A Non-electing United States Holder that is not a corporation must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be taxed at the highest rate applicable to ordinary income (regardless of the actual rate for the United States Holder) in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. Any loss recognized by a United States Holder who has not made a timely QEF or mark-to-market election will be treated as a capital loss that cannot be carried back against any prior year income, including any income recognized by virtue of having made an untimely QEF election, and that can be used only to offset current year capital gain plus US$3,000 of ordinary income. Any unused capital loss will carry forward indefinitely to offset capital gain plus US$3,000 per year of ordinary income.

The foregoing summary of the possible application of the PFIC rules to PTG, NMM and Amalco and the United States Holders thereof is only a summary of certain material aspects of those rules. Because the United States federal income tax consequences to United States Holders under the PFIC provisions are significant and complex, United States Holders are urged to discuss those consequences with their tax advisors.

RIGHTS OF DISSENT

The Members of the Amalgamating Companies are entitled to dissent in respect of the Amalgamation pursuant to Section 249(3) of the BCCA, so long as they provide PTG or NMM, as applicable, with notice of their objection to the Amalgamation, not more than seven days after the last of the Meetings at which the Amalgamation Agreement is adopted by the Members and they otherwise comply with the requirements of Section 207, a copy of which section is attached as Schedule G to this Circular.

Persons who are beneficial owners of PTG Common Shares or NMM Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED MEMBER IS ENTITLED TO DISSENT. A shareholder of PTG or NMM who beneficially owns PTG Common Shares or NMM Common Shares but is not the registered holder thereof, should contact the registered holder of his Shares for assistance.

Under the BCCA, a PTG Member who wishes to exercise a right of dissent from the Amalgamation Resolution must deliver a notice of dissent to the Amalgamation Resolution to PTG by registered mail or delivery to PTG at Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2, Attention: The President, no later than seven days after the Amalgamation Resolution is passed by the PTG Members or the NMM Members.

Under the BCCA, a NMM Member who wishes to exercise a right of dissent from the Amalgamation Resolution must deliver a notice of dissent to the Amalgamation Resolution to NMM by registered mail or delivery to NMM at Suite 1730, 355 Burrard Street, Vancouver, B.C., V6C 2G8, Attention: The President, no later than seven days after the Amalgamation Resolution is passed by the NMM Members or the PTG Members.

As a result of giving a notice of dissent, a Member may, on receiving a notice of intention to act from the applicable Amalgamating Company in accordance with Section 207 of the BCCA, require that Amalco purchase for fair market value the Shares in respect of which the notice of dissent was given. Neither a vote against the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, nor an abstention or the execution or exercise of a proxy to vote against such resolution, will constitute notice of dissent. However, a Member who consents to or votes, other than as a proxy for a Member whose proxy required an affirmative vote, in favour of such resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent. A Member must dissent with respect to all PTG Common Shares or NMM Common Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name.

In the event that the Amalgamating Companies decide to proceed with the Amalgamation, prior to the Amalgamation becoming effective, each of the Amalgamating Companies will send a notice of intention to act to each of their Members who has filed a notice of dissent stating that the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, has been passed and informing the Member of its intention to act on such resolution. A notice of intention to act need not be sent to any Member who voted in favour of such resolution or who has withdrawn his notice of dissent.

Within 14 days after PTG or NMM or both, as the case may be, gives a notice of intention to act, the dissenting Member is required to send a notice that he requires the applicable Amalgamating Company to purchase all of his PTG Common Shares or NMM Common Shares, as the case may be, of such Member, and deliver the share certificates representing such Shares, to the applicable Amalgamating Company, or Amalco and thereupon the Member is bound to sell and the applicable Amalgamating Company or Amalco, is bound to purchase the Shares at their fair value as of the day before the date on which the applicable Amalgamation Resolution was passed, including any appreciation or depreciation in anticipation of the vote on such resolution, and every dissenting Member who is otherwise in compliance with Section 207 of the BCCA must be paid the same price.

A dissenting Member who has complied with Section 207(3), or Amalco, may apply to the Court after the adoption of the PTG Amalgamation Resolution or NMM Amalgamation Resolution, as the case may be, and the Court may:

(i) require the dissenting Member to sell and PTG, NMM or Amalco, as appropriate, to purchase those Shares in respect of which a demand for payment has been given;

(ii) fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case, having due regard for the rights of creditors;

(iii) join in the application of any other dissenting Member who has delivered a demand for payment; and

(iv) make consequential orders and give directions it considers appropriate.

No dissenting Member who has delivered a notice of dissent may vote or exercise or assert any rights of a Member in respect of those Shares for which a demand for payment has been given, other than the right to receive payment for such Shares. Until a Member who has delivered a notice of dissent is paid in full, that Member may exercise and assert all the rights of a creditor of Amalco. No dissenting Member may withdraw his notice of dissent unless Amalco consents. If the Amalgamation is implemented, a dissenting Member who is ultimately not entitled to be paid fair value for his Shares of the Amalgamating Companies for any reason, including the withdrawal of his notice of dissent or the failure of the dissenting Member to comply with each of the steps required to dissent, shall be deemed to have participated in the Amalgamation on the same basis as any non-dissenting Member and shall receive Amalco Common Shares in accordance with the terms of the Amalgamation Agreement.

The foregoing summary is not a comprehensive summary of the procedures to be followed by a dissenting Member who seeks payment of the fair value of his Shares. The BCCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of all rights of a dissenter.

Accordingly, each Member who might desire to exercise these rights of dissent should carefully consider and comply with the requirements of the BCCA and consult with his legal adviser. See Schedule G of this Circular for the complete wording of Section 207 of the BCCA.

DELIBERATIONS OF DIRECTORS

In arriving at their conclusion that the Amalgamation is in the best interests of the Amalgamating Companies and the Members thereof, the Boards of Directors of PTG and NMM considered, among other matters:

(i) the prospects and opportunities currently available to each of the Amalgamating Companies;

(ii) the audited financial statements of PTG as at August 31, 2001;

(iii) the audited financial statements of NMM as at December 31, 2000 and the unaudited financial statements at September 30, 2001;

(iv) information with respect to the financial condition, business and operations of each of the Amalgamating Companies, including information in respect of Amalco on a pro forma basis;

(v) the information relating to the Amalgamating Companies as set out under "Platinum Group Metals Ltd." and "New Millennium Metals Corporation" in this Circular;

(vi) historical information regarding the trading prices of the PTG Common Shares and the NMM Common Shares;

(vii) the procedures by which the Amalgamation is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

(viii) the tax treatment of Members of the Amalgamating Companies under the Amalgamation; and

(ix) the availability of rights of dissent to the PTG Members and the NMM Members with respect to the Amalgamation, subject to compliance with certain conditions, including the right to be paid the fair value of their PTG Common Shares and NMM Common Shares, as applicable.

RECOMMENDATIONS OF THE DIRECTORS

The Boards of Directors of PTG and NMM have each concluded that the Amalgamation is fair and reasonable to, and in the best interests of PTG and NMM and to the PTG Members and the NMM Members, respectively. Consequently, each has approved the entering into of the Amalgamation by PTG and NMM, respectively, and has authorized the submission of the Amalgamation to the PTG Members and the NMM Members, respectively, and to the Court, for approval.

In order to pass the PTG Amalgamation Resolution, not less than three-quarters of the votes cast at the PTG Meeting by PTG Members must be voted in favour of the PTG Amalgamation Resolution. The text of the PTG Amalgamation Resolution is annexed as Schedule B to this Circular. **THE BOARD OF DIRECTORS OF PTG UNANIMOUSLY RECOMMENDS THAT ALL PTG MEMBERS VOTE IN FAVOUR OF THE PTG AMALGAMATION RESOLUTION.**

In order to pass the NMM Amalgamation Resolution, not less than three-quarters of the votes cast at the NMM Meeting by NMM Members must be voted in favour of the NMM Amalgamation Resolution. The text of the NMM Amalgamation Resolution is annexed as Schedule C to this Circular. **THE BOARD OF DIRECTORS OF NMM UNANIMOUSLY RECOMMENDS THAT ALL NMM MEMBERS VOTE IN FAVOUR OF THE NMM AMALGAMATION RESOLUTION.**

PTG Members are entitled to dissent with respect to the PTG Amalgamation Resolution and NMM Members are entitled to dissent with respect to the NMM Amalgamation Resolution. See "RIGHTS OF DISSENT".

AMALCO

Operations of Amalco

Amalco will continue to carry on the business currently carried on by PTG and NMM. "Platinum Group Metals Ltd. - Narrative Description of the Business of PTG", and "New Millennium Metals Corporation - Narrative Description of the Business of NMM" in the Circular.

Neither PTG nor NMM currently have any subsidiaries and following the Amalgamation, Amalco will have no subsidiaries.

After the Amalgamation, Amalco will continue the exploration activities and retain the exploration properties of the Amalgamating Companies, thereafter conducting its affairs in the ordinary course of business. See "Amalco- Business Plan".

For a description of the principal exploration assets to be owned by Amalco, see "Platinum Group Metals Ltd. – Narrative Description of the Business of PTG" and "New Millennium Metals Corporation – Narrative Description of the Business of NMM".

Business Plan

The long term goal of Amalco is to be a significant exploration and mining company generating cash flow and profits from the development of and production from PGM mineral deposits or from the sale of mineral property interests. Amalco's activities will be concentrated in Ontario and the Northwest Territories, but exploration opportunities will be pursued in other regions if they are considered feasible opportunities.

It is proposed that Amalco will carry on the combined activities of the Amalgamating Companies. Amalco will continue to finance its exploration activities through the distribution of securities to the public, entering into joint venture agreements with other companies for properties held by the Amalgamating Companies and entering into option agreements with others to acquire interests in Amalco's properties.

It is proposed that Amalco will continue to focus on properties in Canada, however, Amalco will continue to aggressively pursue the acquisition of properties of exceptional merit, regardless of their geographic location.

Pro-Forma Financial Position

The pro-forma financial statements of Amalco, the compilation of which was reported on by Deloitte & Touche LLP, Chartered Accountants, is attached as Schedule F to the Circular. The assumptions applied in the compilation of the pro-forma financial statements of Amalco are disclosed in the notes attached thereto. The pro-forma financial statements of Amalco should be read in conjunction with the financial statements of PTG and NMM attached as Schedules D and E respectively, to the Circular.

Pro-Forma Administration Costs

The estimated administrative costs that will be incurred in order for Amalco to carry out its proposed exploration and development program for the 12 months following the Amalgamation are estimated to be an aggregate of $504,000 with an average monthly cost of $42,000, broken down as follows:

	Monthly	**Yearly**
Professional Fees, Legal, Audit & Accounting:	$10,000	$120,000
Transfer Agent and Regulatory Fees:	2,250	27,000
Rent, Office Services and Supplies:	2,500	30,000
Management Fees:	10,000	120,000
Assistant and Office Supplies:	5,000	60,000
Travel and Promotion:	5,000	60,000
Telephone:	1,000	12,000
Shareholder Relations:	6,250	75,000
Total:	$42,000	$504,000

Pro-Forma Share and Loan Capital

Proposed Share Capital

The authorized capital of Amalco will consist of 1,000,000,000 Amalco Common Shares of which approximately 16,596,403 Amalco Common Shares will be issued and outstanding on a non-diluted basis after giving effect to the Amalgamation, assuming that the current portion of the PTG Financing and the NMM Financing close and assuming that no further securities are issued by the Amalgamating Companies prior to the Amalgamation. The number of Amalco Common Shares to be issued is, however, subject to reduction to the extent that any PTG Common Shares or NMM Common Shares are purchased as a result of dissent proceedings under the BCCA. All of the Amalco Common Shares will be fully paid and not subject to any future call or assessment. All of the Amalco Common Shares will rank equally as to voting rights, participation in a distribution of the assets of Amalco on a liquidation, dissolution or winding-up of Amalco and the entitlement to dividends. The Amalco Members will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each Amalco Common Share will carry with it the right to one vote.

The following table sets forth Amalco's proposed share capital as at August 31, 2001. See Schedule F:

	Number of Issued Amalco Common Shares	Price Per Amalco Common Share	Total Share Capital
To be issued if all outstanding PTG Common Shares and NMM Common Shares are exchanged for Amalco Common Shares	16,577,918	N/A	$4,731,912

Pro-Forma Options and Other Rights to Purchase Securities

Assuming no further stock options are issued or cancelled by the Amalgamating Companies except as described elsewhere in this Circular, or exercised by the optionees prior to the Amalgamation Date, and assuming no further share purchase warrants are issued by either of the Amalgamating Companies, or exercised by the holders thereof, prior to the Amalgamation Date, there will be outstanding, as of the Amalgamation Date, PTG Options, NMM Options, PTG Warrants and NMM Warrants entitling the holders to purchase a total of 3,133,450 Amalco Common Shares, as follows:

Type of Security	Number of Common Shares[1]	Exercise Price	Expiry Date
PTG Options	775,000	$0.55	January 31, 2005
PTG Options	65,000	$0.55	June 14, 2005
NMM Options	210,000	$0.50	June 15,2003
NMM Options	58,000	$0.50	November 5, 2003
NMM Options	81,000	$0.45	January 28, 2004
NMM Options	10,000	$0.50	July 4, 2004
NMM Options	20,000	$0.45	October 27, 2004
NMM Options	143,000	$0.56	May 8, 2005
NMM Options	299,000	$0.73	January 17, 2006
NMM Options	52,500	$0.35	September 7, 2004
PTG Warrants	236,309	$0.55	December 22, 2002
PTG Warrants	319,539	$0.50	March 2, 2003
NMM Warrants	154,286	$0.44	February 5, 2002
NMM Warrants	583,333	$0.46	May 24, 2002
NMM Warrants	465,836	$0.60	June 29, 2002
NMM Warrants	194,740	$0.68	August 16, 2002
NMM Warrants	495,349	$0.50	August 31, 2002
NMM Warrants	100,000	$0.45	December 29, 2002

Type of Security	Number of Common Shares[(1)]	Exercise Price	Expiry Date
Total Before Amalgamation	4,262,892		
Total After Amalgamation	3,133,450		

(1) the NMM Options and the NMM Warrants will be exchanged for Amalco Options and Amalco Warrants on a 1.65 to one (1) basis.

See "Platinum Group Metals Ltd. - Share and Loan Capital - Options and Other Rights to Purchase Shares" and "New Millennium Metals Corporation - Share and Loan Capital - Options and Other Rights to Purchase Shares" for further information regarding Warrants and Options. There are no assurances that the Warrants and Options listed above will be exercised in whole or in part.

Pro-Forma Fully Diluted Share Capital

Based on the share capital of the Amalgamating Companies as at December 19, 2001 and assuming that no further PTG Common Shares or NMM Common Shares are issued or are reserved for issuance prior to the Amalgamation Date, the following table sets out Amalco's pro forma fully diluted share capital as at the Amalgamation Date:

		Number of Securities	Percentage of Total
(1)	Issued as of Amalgamation Date	16,762,039[(1)]	84.95%
(2)	Securities reserved for future issue as of Amalgamation Date	3,133,450 [(2)]	15.88%
Total:		19,729,853	100%

(1) See "Proposed Share Capital", above.
(2) See "Pro Forma Options and Other Rights to Purchase Securities", above.

Pro-Forma Principal Holders of Securities of Amalco

To the knowledge of PTG and NMM there will be no person or corporation beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of Amalco as at the Amalgamation Date.

Proposed Directors, Officers, Promoters and Other Management of Amalco

Name, Address, Occupation and Security Holdings

Following is a list of the proposed directors, officers and other members of management of Amalco, their municipalities of residence, their proposed positions and offices with Amalco and their principal occupations during the five years prior to the date of this Circular:

Name, Position and Country of Residence[1]	Principal Occupation During the Past 5 Years[1]	Number of Shares[2]
R. Michael Jones Chairman, Chief Executive Officer and Director Vancouver, B.C.	President and CEO of PTG from 2000 to present; Vice-President of Aber Resources a diamond mine developing company (1997-1999); President of Cathedral Gold Corporation, a producing gold mining company (1992-1999)	968,500[3]
Barry Smee Secretary and Director Sooke, B.C.	President of Smee & Associates, a consulting, geological and geochemistry company; Secretary and director of PTG	4,000
Iain McLean Director and Consultant of Corporate Development Richmond, B.C.	Director and Consultant of Corporate Development of PTG; Chief Operating Officer of several private high technology companies since 1995 and Vice-President of Operations at Ballard Power Systems from 1993 to 1995	113,954[4]
Douglas Hurst Director Nelson, B.C.	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry since 1995; Director of PTG	Nil
Frank Hallam Director Burnaby, B.C.	Chartered Accountant; President and Chief Executive Officer of NMM; Secretary-Treasurer and Chief Financial Officer of Tan Range Exploration Corporation	542,906[5]
Cyrus Driver Chief Financial Officer Vancouver, B.C.	Partner, Driver Anderson, Chartered Accountants since 1981, Chief Financial Officer of PTG	60,000[6]
Dennis Gorc Vice-President, Exploration Surrey, B.C.	Geological Consultant; Vice President of Exploration for PTG	173,000[7]
Darin Wagner Manager, Exploration Maple Ridge, B.C.	Vice-President of Exploration for NMM; Manager of a base metal exploration program in Brazil for Cominco Ltd.,	Nil

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Amalgamating Companies, has been furnished by the respective directors individually.

(2) The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Amalgamating Companies, has been furnished by the respective directors individually. Presented on a pro-forma basis.

(3) Of these shares 937,500 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife). Of the 937,500 shares held by 599143 B.C. Ltd., 708,750 shares are subject to escrow. The shareholdings noted for Mr. Jones does not include the 99,500 FT Shares which Mr. Jones has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

(4) Of these shares 34,090 shares are subject to escrow.

(5) Of these shares 164,438 shares are subject to escrow. The shareholdings noted for Mr. Hallam does not include the 273,300 NMM Common Shares which Mr. Hallam has agreed to subscribe for pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts".

(6) Of these shares 37,500 shares are subject to escrow. The shareholdings noted for Mr. Driver does not include the 20,000 FT Shares which Mr. Driver has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

(7) Of these shares 112,500 shares are subject to escrow.

The first directors will hold office until Amalco's first annual general meeting following the Amalgamation.

The proposed Articles of Amalco provide that, at each annual general meeting of Amalco all the directors shall retire and the members entitled to vote thereat shall elect a board of directors consisting of the number of directors for the time being fixed pursuant to the Articles of Amalco. The proposed Articles of Amalco also provide that the Board of Directors may appoint one or more additional directors up to 1/3 of the number of directors that were elected at the previous general meeting.

Aggregate Ownership of Securities

It is anticipated that the proposed directors, officers and other members of management of Amalco, as a group, will beneficially own, directly or indirectly, an aggregate of 2,147,496 Amalco Common Shares as at the Amalgamation Date. This represents 12.94% of the total issued and outstanding Amalco Common Shares (before the exercise of any Warrants or Options) as at such date.

Proposed Compensation

The proposed compensation of Amalco's executive officers will be determined by Amalco's board of directors.

Conflicts of Interest

All of the proposed directors and officers of Amalco are currently also directors or officers of other reporting companies, or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Amalco may participate, the directors or officers of Amalco may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Amalco's directors, a director or officer who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of the Province of British Columbia, the directors of Amalco are required to act honestly, in good faith and in the best interests of Amalco. In determining whether or not Amalco will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Amalco may be exposed and its financial position at that time.

Auditors, Registrar and Transfer Agent of Amalco

The auditor of Amalco will be Deloitte & Touche LLP, Suite 2100 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. The registrar and transfer agent of Amalco will be Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8.

RISK FACTORS

The operations of both PTG and NMM are speculative due to the high risk nature of their business which involves the exploration and development of mining properties. The risk factors listed for PTG and NMM's business under "Platinum Group Metals Ltd. - Risk Factors" and "New Millennium Metals Corporation - Risk Factors" will also apply to Amalco's business.

Shares Reserved for Future Issuance: Dilution

As at December 19, 2001, there were 1,369,394 stock options and 1,764,056 share purchase warrants outstanding pursuant to which Amalco Common Shares may be purchased in the future, which will result in further dilution to Amalco's shareholders and pose a dilutive risk to potential investors. See "Amalco - Pro-Forma Share and Loan Capital"

Dividend Record and Policy

Amalco has no plans to pay dividends for some time. The directors of Amalco will determine if and when dividends should be declared and paid in the future based on Amalco's financial position at the relevant time. All of the Amalco Common Shares are entitled to an equal share of any dividends declared and paid.

PLATINUM GROUP METALS LTD.

Name and Incorporation

PTG was incorporated on January 10, 2000 under the name "599141 B.C. Ltd." by the filing of its Memorandum and Articles with the Registrar of Companies for the Province of British Columbia. On March 16, 2000 PTG changed its name to " Platinum Group Metals Ltd.".

The registered and records office of PTG is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49122, Vancouver, BC, V7X 1J1, and its head office is Suite 800, 409 Granville Street, Vancouver, B.C., V6C 1T2.

PTG is a reporting issuer in the Provinces of British Columbia and Alberta and the PTG Common Shares are listed and posted for trading on the CDNX.

PTG is registered as an extra-territorial company in the Northwest Territories. PTG has no subsidiaries.

General Development of the Business of PTG

PTG is a mineral exploration company based in Vancouver, B.C. engaged in the acquisition, exploration and development of mineral properties, either on its own or in association with other companies, primarily in the Northwest Territories and Ontario, Canada. PTG's mineral properties are currently in the exploratory stage of development. During 2001, PTG has focussed on the Thunder Bay area in the district containing Canada's only primary palladium mine and in the Sudbury area, both areas being located in Ontario. The Sudbury area produces palladium and platinum as a byproduct and has attracted exploration attention from two South African based platinum producers. PTG's main objective is to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.

Since its incorporation in January, 2000, PTG has raised approximately $3,132,000 in seed capital, flow-through and Initial Public Offering financings of which, as at August 31, 2001, approximately $707,000 had been used in the investigation of PTG's mineral properties and $361,000 had been used in the acquisition of mineral properties. See "Properties of PTG".

PTG proposes to continue with the exploration and evaluation of its mineral properties as its principal focus. However, PTG will also continue its program of investigating and, if warranted, acquiring prospective platinum metal properties in Canada and potentially elsewhere. PTG currently anticipates that it will acquire such new properties through a program of grass roots reconnaissance and location (staking) under the Canada Mining Regulations, although PTG may also option or joint venture properties held by others in appropriate circumstances.

PTG's mineral properties are presently in the exploration stage, and do not have any developed body of ore or any surface plant or equipment.

Narrative Description of the Business of PTG

Properties of PTG

PTG's principal properties are the Thunder Bay Properties, the Sudbury Properties in Ontario and Rutledge Lake Property, in the Northwest Territories.

Thunder Bay Properties
South Legris, Pebble and Leckie Properties
Independent Consultant's Report

A. Douglas McLaughlin, P. Geol., ("McLaughlin") an independent geological consultant, based in Vancouver, B.C., has prepared a report titled "Technical Report on the Thunder Bay Project" dated December 7, 2001 (the "Thunder Bay Report") with respect to three properties; South Legris, Pebble and Leckie Lake (the "Thunder Bay Project"). The following information relating to the Thunder Bay Project is primarily summarized from the Thunder Bay Report. The Thunder Bay Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

Introduction and Terms of Reference

PTG commissioned McLaughlin to write the Thunder Bay Report on the Thunder Bay Project for this Circular. The Thunder Bay Project consists of three separate mineral exploration properties; South Legris, Pebble, and Leckie Lake. McLaughlin managed and participated in the 2001 exploration programs conducted on the Thunder Bay Project between May 27 and November 14, 2001.

The Thunder Bay Report is based primarily on data acquired in the 2001 exploration program. An additional source of information was the "Qualifying Report on the Thunder Bay Project" (September 2000) (the "Qualifying Report') written by J. G. Clark and D. P. Parker ("Clark & Parker") of Clark Exploration Consulting and the geological report on the South Legris Property by P. Read ("Read"), GeoTex Consulting Limited (September 2000).

Property Description and Location

General

The Thunder Bay Project is located approximately 90 kilometres northeast of Thunder Bay in northwestern Ontario and consists of three non-contiguous land holdings known as the South Legris Property, the Pebble Property and the Leckie Lake Property.

Each property is comprised of mineral claims staked under the *Ontario Mining Act* (the "Mining Act"). Under the Mining Act, individual units, which comprise a claim block, require $200 per year in valid exploration expenditures, or a cash payment equivalent, with the initial two years requirement not due until the end of the second year - Mining Act, Revised Statutes (1990). None of the properties have been legally surveyed to McLaughlin's knowledge. To the extent known by McLaughlin, there were no environmental liabilities on the Thunder Bay Project as of December 7, 2001.


Yellowknife
Rutledge
Project
Edmonton
Thunder Bay
Project
Thunder Bay
Sudbury
Sudbury
Project
Toronto

Platinum Group Metals Ltd.
Sudbury - Thunder Bay - NWT Projects

South Legris Property

The South Legris Property is located approximately 11 kilometres south of North American Palladium's Lac des Iles Mine on NTS 52H/4. It is centered approximately at 312000E/5439000N (UTM-NAD27 Zone 16) and lies within the Shelby Lake Area (Map Sheet G-2512) and Whitefin Lake Area (Map Sheet G0778) of the Thunder Bay Mining District in Northwestern Ontario.

Pursuant to an arm's length agreement (the "South Legris Agreement") dated April 10, 2000 and amended on October 31, 2000, between PTG and Canadian Golden Dragon Resources Ltd. ("Dragon"), PTG has the right to acquire a 50% undivided interest in and to 23 contiguous non-patented mineral claims (the "South Legris Property"), all of which were in good standing with the Ontario government as at November, 20, 2001, consisting of 4,176 hectares, in the Thunder Bay area, Ontario (the "South Legris Property"). Under the terms of the South Legris Agreement, as amended, PTG is required to make cash payments to Dragon totalling $98,300 over a period of 60 months, of which $37,300 has been paid. The next installment payment of $5,000 is due on or before April 10, 2002 in order to keep the South Legris Agreement in good standing. PTG must also incur $1,000,000 in exploration and development expenditures within 60 months of the date of the South Legris Agreement in order to earn a 50% interest. To the date of the Thunder Bay Report, a total of $370,326 has been expended on the South Legris Property. Upon PTG earning a 50% interest, a joint venture will be formed based on industry standards. PTG can earn a further 10% interest in the South Legris Property, for a total 60% interest, by completing a feasibility study within 36 months of earning the 50% interest.

Pebble Property

The Pebble Property is located in the Circle Lake Area (Map Sheet G-710) and Rightangle Lake Area (Map Sheet G-755) of the Thunder Bay Mining District in Northwestern Ontario within NTS 52H/3 and 6. It is centered at 346000E/5459000N (UTM-NAD27 Zone 16) approximately thirty-five kilometres east northeast of Lac des Isles Mine.

Pursuant to an arm's length agreement (the "Pebble Agreement") dated March 30, 2000 and amended on October 31, 2000, between PTG and East West Resources Corporation ("East West"), PTG has the right to acquire a 51% undivided interest in and to 6 contiguous non-patented mineral claims (the "Pebble Property"), all of which were in good standing with the Ontario government as at November 21, 2001, consisting of 1,536 hectares, in the Thunder Bay area, Ontario (the "Pebble Property"). Under the terms of the Pebble Agreement, as amended, PTG is required to make cash payments to East West totalling $34,000 over a period of 5 years, of which $14,000 has been paid. The next installment payment of $5,000 is due on or before March 30, 2002 in order to keep the Pebble Agreement in good standing. PTG must also incur $620,000 in exploration and development expenditures within 60 months of the date of the Pebble Agreement. To date a total of $38,717 per letter dated December 3, 2001, has been expended on the Pebble Property. Upon PTG earning a 51% interest, a joint venture will be formed based on industry standards. PTG can earn a further 9% interest in the Pebble Property, for a total 60% interest, by completing a feasibility study within 36 months of earning the 51% interest.

On December 3, 2001 PTG and East West further amended the Pebble Agreement by providing for an extension on PTG's work commitments so that the $100,000 which was to be expended on the Pebble Property by October 31, 2001 will not be required to be expended until October 31, 2002. As consideration for this extension, PTG will be obligated to conduct an airborne survey to a maximum amount of $20,000. The actual cost of the proposed survey is to be determined when technically specified in early 2002.

Leckie Lake Property

The Leckie Lake Property is located in the Leckie Lake Area (Map Sheet G-067) of the Thunder Bay Mining District in Northwestern Ontario (NTS52H/2), approximately 50 kilometres southeast of the Lac des Iles mine.

In June 2000, PTG staked 16 non-parented mining claims, consisting of 3,488 hectares, in the Thunder Bay area, Ontario (the "Leckie Property") and owns a 100% undivided interest in the Leckie Property. The claims are in good standing with the Ontario government as of Nov 20, 2001. The centre of the eastern claim block is situated at 360500E/5436000N and the western block at 355000E/5438000N both (UTM-NAD27 Zone 16). As of the date of this Circular, PTG has expended $7,331 on the Leckie Property. The Leckie Property is only subject to assessment requirements and no assessment work is required until after February 2002.

Leckie Property - Platinum Group Metals Ltd. - 100%

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239634	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239635	2000-JUN-05	2002-JUN-05	8
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239636	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239640	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239641	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239642	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239643	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239644	2000-JUN-05	2002-JUN-05	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239645	2000-JUN-05	2002-JUN-05	14
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239646	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239651	2000-JUN-20	2002-JUN-20	4
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239652	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239653	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239654	2000-JUN-20	2002-JUN-20	16
PLATINUM GROUP METALS LTD.	LECKIE LAKE	TB 1239698	2000-JUN-05	2002-JUN-05	16

South Legris Property - Option to earn 60% from Canadian Golden Dragon Resources Ltd.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147573	2000-MAR-13	2002-MAR-13	9
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1147574	2000-MAR-13	2002-MAR-13	6
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172977	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172978	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172979	2000-MAR-06	2002-MAR-06	4
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172980	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172981	2000-MAR-06	2002-MAR-06	16

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172982	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172983	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172984	2000-MAR-06	2002-MAR-06	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172985	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172986	2000-MAR-06	2002-MAR-06	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172987	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172988	2000-MAR-06	2002-MAR-06	10
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172989	2000-MAR-06	2002-MAR-06	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1172990	2000-MAR-06	2002-MAR-06	16
203896 - TWEEDIE, RONALD MILFORD	SHELBY LAKE	TB 1205156	2000-JAN-05	2002-JAN-05	8
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1227503	2000-MAY-05	2002-MAY-05	1
203896 - TWEEDIE, RONALD MILFORD	WHITEFIN LAKE	TB 1239923	2000-JAN-05	2002-JAN-05	16
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240521	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240522	2000-MAR-24	2002-MAR-24	15
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240523	2000-MAR-24	2002-MAR-24	12
137526 - CANADIAN GOLDEN DRAGON RESOURCES LTD.	SHELBY LAKE	TB 1240524	2000-MAR-24	2002-MAR-24	1

Pebble Property - Option to earn 60% from East West Resource Corporation

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214724	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214725	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214726	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1214727	1999-DEC-23	2001-DEC-23	16
128645 - EAST WEST RESOURCE CORPORATION	CIRCLE LAKE	TB 1229329	1999-DEC-23	2001-DEC-23	16

Note: as at December 19, 2001 Assessment filing was planned for the Pebble Property prior to December 23, 2001.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The South Legris Property is accessed by traveling 87 kilometres north of Thunder Bay on provincial Highway #527, and then traveling approximately 21 kilometres west along the Fensom Lake all-weather gravel logging road. Secondary logging roads extend southwest from here to all parts of the property.

The Pebble Property can be reached by travelling 93 kilometres north of Thunder Bay on Highway #527. After a further 20 kilometres east along a maintained logging road, much older logging roads, requiring all-terrain vehicles (ATV's), allow good access to the claims.

The Leckie Lake Property is accessed similarly as Pebble on Highway #527 and then going east on the same logging road, but for forty-six kilometres. At this point older logging roads provide access to much of the property.

Climate in the area is typical of north central Canada with temperature ranges from minus 40°C to plus 40°C. Snow covers the project area normally from November through to May. Surface mineral exploration can be conducted year round, but during the late Fall to early Spring, drilling and geophysics are the most practical exploration methods.

The city of Thunder Bay has a population of 117,000 and provides support services, equipment and skilled labour for the mineral exploration and mining industry. Rail, highway, port and airport services are present.

The project area exhibits typically flat topography crossed by north and northeast striking valleys that commonly contain lakes, swampy areas, creeks and ponds. Prominent ridges with cliffs up to 100 metres in height are common along the edges of diabase sills on the Leckie Lake property. Elevation of the properties' ranges from 335 to 500 metres above sea level.

Vegetation cover is typical of the boreal forest with mixed tree stands dominated by poplar, jack pine and black spruce. Much of the area has been recently logged and is in various stages of regeneration.

Exploration History

General

A search of Assessment Files in the Thunder Bay Resident Geologist's Office of the Ministry of Northern Development and Mines (MNDM) was undertaken and reported in the Qualifying Report. Although the area has been the subject of exploration since the 1960's focusing on PGEs', nickel, copper and gold mineralization, much of the area remains unexplored. Therefore government geological reports and airborne surveys remain the main sources of information. Previous exploration work has taken place on the South Legris property, and is summarized here, but no exploration activities are reported on either the Pebble or Leckie Lake Properties.

South Legris Property

1970-1972: V.R. Henbid and T.A. Gustafson perform an airborne EM and Magnetic Survey, which includes the western part of the property. Several weak EM anomalies are identified on claim 1147574 and followed up with ground magnetic and EM surveys.

1975: Texas Gulf Inc. conducts a regional airborne EM and magnetic survey which includes the western three quarters of the property. Follow up ground EM identified a northeast trending conductive horizon interpreted to occur within a gabbroic unit immediately west of the property.

1986: American Platinum Inc. performs an airborne EM and Magnetic Survey which includes the western part of the property.

1988-1989: Brian Fowler, James A. Martin and George Daniels excavate and sample pits and trenches on the south side of Shelby Creek now covered by claim 1239923

Geological Setting

Regional and Local Geology

– General

The South Legris Property and the Pebble Property lie within the Archean Wabigoon subprovince of the Superior Structural Province and the more easterly property, Leckie Lake, is located in the Proterozoic Nipigon Plate. All three properties are underlain by or are near an interpreted secondary structure or splay from the Quetico Fault (Mackasey et al (1974).

Several mafic to ultramafic intrusions intrude in a circular structure.

Sutcliffe (1988) observes that this circular structure is confirmed by the distribution of the granitoid phases with gneissic tonalite occurring around the periphery of the structure and younger plutons occupying the core. The mafic to ultramafic intrusions include the Lac des Iles Complex, the Tib Gabbro, Dog River, Taman Lake and Legris Lake intrusions; among others. Sutcliffe (1988) suggests that the emplacement of these intrusions is controlled by the intercept of north and northeast striking fault zones. These intrusions commonly host concentrations of platinum group element (PGE) and gold mineralization associated with disseminated copper and nickel sulphides.

– Regional Ultramafic Intrusions and Related Occurrences

Lac des Iles Complex

Blackburn et al (1991) describes the Lac des Iles Complex as a 30 km2 body that is 2691+/-3 million years old, contemporaneous with late granitoids and cutting earlier 2729+/-2 million year old gneissic tonalite. The complex consists of several circular to elliptical mafic to ultramafic intrusions consisting of hornblende gabbro, gabbro and gabbronorite and ultramafic rocks. The ultramafic sequences display cyclical modal layering, including chromite cumulates layers, were emplaced late and are concentrated in the north part of the complex.

North American Palladium (2000) describes the mineralization within its ore body (the Roby Zone) as occurring along the interface between gabbro and gabbronorite and associated pyroxenite in areas that have been invaded and brecciated by copper-nickel-platinum group metal-bearing melanogabbro and related pegmatitic gabbro. Two distinct zones of mineralization have been identified that are separated by a zone of sheared and mineralized pyroxenite that strikes north-northwest. North of the shear zone, the mineralization is sulphide-poor and contained within coarse-grained gabbro and gabbronorite. South of the shear zone, sulphide mineralization increases and is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro. Similar breccia mineralization exists at other locations within the intrusive complex. The ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite. Platinum group-bearing minerals include vysotskite [(Pd,Ni)S], isomerticite [Pd11 Sb2], kotulskite [Pd(Te,Bi)], sperrylite [PtAs2], merenskyite [PdTe2] and palladium arsenide.

Demars Lake Intrusion

The Demars Lake Intrusion is located six kilometres west of the South Legris Property. Sutcliffe and Smith (1988) describe the Demars Lake Intrusion as a circular body approximately one kilometre in diameter and composed of websterite to gabbronorite with PGE's associated with minor chalcopyrite and pyrrhotite.

Legris Lake Intrusion

The Legris Lake Intrusion is located immediately north of the northeast corner of the South Legris Property. Sutcliffe and Smith (1988) outlined a ovoid shaped body of gabbronorite to norite about four kilometres in diameter.

Avalon Ventures (2000) describe the Legris Lake PGE occurrences as multiple zones of disseminated pyrite-pyrrhotite-chalcopyrite (up to 7%) occurring within vari-textured gabbro. Drill results returned anomalous Platinum Group Elements-bearing zones with values up to 1.62 ppm Platinum Group Elements over 10.7 metres.

Seagull Pluton

Avalon Ventures (2000) describe the Wolf Mountain Platinum Group Elements occurrences as zones of disseminated pyrite and pyrrhotite with pentlandite, sphalerite, cubanite, chalcopyrite, native copper and cobalt arsenide mineralization occurring within a Proterozoic-age, horizontally-layered, mafic to ultramafic intrusion, the Seagull Pluton. The Leckie Stock is a highly magnetic intrusion within the Seagull Pluton that measures 1.9 by 2.8 kilometres and is composed of peridotite, gabbro, dunite and pyroxenite phases. Drill results returned anomalous Platinum Group Elements-bearing horizons averaging 0.2-0.5 g/t Platinum Group Elements over widths of 6.1-21.0 metres. Weathered surface material (black sands), locally up to 6 metres in thickness, contain anomalous Platinum Group Elements values averaging slightly less than 0.5 g/t Platinum Group Elements.

Disraeli Lake Pluton

The Disraeli Lake Pluton is shown as a circular mafic to ultramafic intrusion about five kilometres in diameter. Cu occurrences within the Disraeli Lake Pluton as well as carbonaceous sediments to the south of the intrusion are documented by Coates (1972)."

Property Geology

– <u>South Legris Property</u>

Read of Geotex Consultants Limited completed reconnaissance scale mapping in 2000, followed by more grid and trench mapping in 2001 by McLaughlin. Detailed trenching mapping was done by Walter Hanych. Mr. Hanych is an independent geological contractor for PTG and the manager of PTG's Sudbury exploration activities. The geological description presented here is a synthesis of three geological surveys.

The property is underlain primarily by massive to weakly foliated granodiorite, which has an elliptical shaped quartz monzonite body in the centre. This intrusive complex abuts against a northeasterly trending sequence of Archean mafic volcanics and sediments that are exposed intermittently on the southeast part of the property. A strong penetrative foliation along with variable cataclastic and mylonitic textures is present in these supracrustal rocks and suggests the presence of a nearby deformation zone. This major lithologic contact extends for 9.2 kilometres across the property and is well defined in the regional magnetic survey done recently by the OGS (Treasure Hunt, 2000). It may represent a northeast trending splay off the regional scale Quetico Fault, Mackasey (1974).

Two mafic to ultramafic intrusive bodies have been mapped on the property. First, in the northeast part of the property, is the Legris Lake Complex currently being explored by Avalon Ventures immediately to the north. On PTG's property anomalous palladium was found in clinopyroxenite and gabbro in 2000.

However the most significant intrusive on the property is the Vande Lake Gabbro located in the southwestern part of the property. It is complex intrusion consisting of leucogabbro, gabbro, and melanogabbro that occurs along or close to the northeast trending contact between the granodiorite and supracrustals. As exposed on intermittently surface, the gabbro has a strike length of 450 metres and a width of about 100 metres. Due to poorly defined primary layering and wallrock contacts, the dip is unknown, but the ground magnetic surveys (JVX Ltd. 2001) suggest a steep dip to the south. The northern contact is marked by an interlayered sequence of mafic volcanics and diorite to granodiorite units with the intrusive phases increasing towards the main granodiorite body. The southern contact was only seen in drill hole SL-07 where a sharp break into mafic volcanics was seen.

The intrusion seems to have invaded an earlier suite of intrusive rocks resulting in a southern breccia phase and a northern massive phase. The breccia phase is a very chaotic and contains a wide variety of volcanics, pyroxenite, fine-grained often diabasic gabbro, and fine to medium grained melanogabbro xenoliths sitting in a leuco to melanogabbro groundmass. The fragments, which range in size from single centimetres to six metres in size, vary from angular and well defined to partially assimilated and very indistinct. Local variation in grain size from fine to pegmatoidal is often developed around the partially assimilated fragments and gives rise to a vari-textured gabbro phase.

The northern phase is comprised of massive fine to medium grained leucogabbro that forms the groundmass in the southern section. Its contact with the breccia phase is both transitional (Trench 4E) and sharp (Trench 1E).

Equigranular and locally diabasic gabbros are present throughout the main Vande gabbro both as early intrusive layers and as fragments. Many of these contain fine-grained disseminated magnetite. The leucogabbro is also found as narrow dykes cutting all the gabbroic phases. Minor mafic dykes less than one metres wide are locally present.

Palladium, platinum and gold mineralization has been found within the Vande Lake gabbro.

Quaternary deposits consist of glacialofluvial deposits, which cover most of the property leaving less than 5% outcrop exposure. The thickness of overburden varies from less than one metre in the Vande Lake zone to more than five metres thick in the areas drilled two kilometres to the northeast. A few glacial striations were observed suggesting the last ice movement was to the southwest.

Pebble Property

Mapping by Coates (1968) and PTG contract geologists found diabase outcrops believed to part of the Logan Sills on the property. These are typically fine to medium grained, ophitic and variably magnetic. Although often rusty weathering, only minor amounts of pyrite are present in the diabase.

The Pebble Property is underlain by a prominent northeast/southwest striking magnetic high that locally exceeds 62,300 nanoteslas (1962 ODM Map). Magnetic background is about 60,400 nanoteslas, but is quite variable (+/- 1900 nanoteslas).

Leckie Lake Property

The Leckie Property lies between the Disraeli Lake and Seagull Intrusions and is two kilometres north of the Wolf Mountain-Seagull PGE-Cu-Ni Occurrences. Geological mapping by Coates (1968) indicates the property is underlain by oxidized sandstone, calcareous mudstone, calcareous shale and limestone of the Sibley Group intruded by diabase. PTG reconnaissance work in 2001 mapped fine to medium grained diabase and gabbroic phases both located at the north end of the western claim block and at the south end of the eastern claim block.

From the 1962 ODM airborne magnetic survey over the region, the magnetic relief is typically low (+/- 100 gammas) with a background of about 60,400 nanoteslas except in the extreme northeast and northwest parts of the property where a magnetic high anomaly exceeds 60,500 nanoteslas.

Deposit Types

Two exploration models are being applied by PTG in its search for palladium. First is the magmatic PGE deposits in which PGE are the primary metals with copper and nickel as by-products, and secondly is the Noril'sk nickel copper deposits in northern Russia with PGEs' being a very significant by-product component. Both model types are summarized below.

Magmatic PGE Deposits

PGEs are mined from mafic to ultramafic intrusions in which the metals occur in two predominant environments (Barrie 1996). Most production comes from the reef-type or stratiform deposits such as Merensky Reef in the Bushveld Complex, South Africa and the J-M Reef in the Stillwater Complex in Montana, USA. A second and increasingly important geological environment is the "solidus intrusion breccia type" (Barrie 1996) as represented by the Lac des Isle Mine. It is latter type that is the primary focus of PTG's activity.

From Smyk and Schnieders (2001), PGE mineralization occurs in Archean and Proterzoic mafic to ultramafic intrusive rocks throughout northwestern Ontario. McLaughlin notes that four intrusive groups host significant PGEs:

(i) mafic to ultramafic intrusive and possibly subvolcanic rocks found in the Wabigoon and Wawa greenstone belts, this includes the Haines Gabbro in the Shebandowan area west of Thunder Bay,

(ii) mafic to ultramafic intrusions related to late plutonism in the Wabigoon subprovince, examples are the Lac des Iles PGE Mine, Legris Lake and Tib Lake,

(iii) the Quetico mafic to ultramafic intrusions that occur associated with the Quetico Fault (McTavish, 1999),

(iv) late mafic intrusives found in the Wabigoon, Quetico and Wawa subprovinces.

Palladium, platinum and gold along with copper and nickel are associated with disseminated to net textured sulphides in complex magmatic breccia zones and marginal zones. The most common sulphide minerals are chalcopyrite, pyrrhotite and pyrite.

As described in the Qualifying Report, North American Palladium (2000) describes the mineralization at Lac des Iles as occurring where brecciation by melanogabbro and pegmatitic gabbro occurred along the interface between gabbro-gabbronorite and pyroxenite dyke. Two distinct zones of mineralization have been identified that are separated by the sheared, north to northwest striking pyroxenite. North of the shear zone, the mineralization is sulphide-poor and contained within coarse grained gabbro and gabbronorite, while to the south increased sulphide mineralization is contained within a heterolithic gabbro breccia with abundant pegmatitic gabbro.

Roby zone ore typically contains from zero to 5% pyrrhotite, chalcopyrite, pyrite and pentlandite.

This Lac des Iles mineralization was also described by Blackburn et al (1991) as being associated with a late igneous breccia up to 100 metres wide and developed between gabbro and gabbronorite. Alternatively Sutcliffe et al. (1989) suggest that the mineralization was localized by mixing PGEs' and sulphide-rich gabbronorite and pyroxene cumulates with the volatile-rich gabbro. Later hydrothermal activity redistributed the PGEs within mineralized gabbroic pegmatites and breccia zones.

North American Palladium (2001) state the measured and indicated reserves for the Lac des Iles Mine at 143.6 million tonnes @ 1.57 g/t Pd, 0.17 Pt, and 0.12 g/t Au.

Noril'sk Type Deposits

Both the Leckie Lake and Pebble Properties have potential for the Noril'sk type of deposits. At Noril'sk Cu-Ni-PGE mineralization occurs with mafic intrusions associated with a major rift zone and flood basalt event (Naldrett et al, 1992).

From Lightfoot (1996) and Distler (1995) the sulphide deposits at Noril'sk are associated with differentiated picrite to gabbro intrusions commonly occurring as sills within a large Paleozoic sedimentary sequence. The mineralization occurs as (a) massive sulphide zones developed below the intrusions in the underlying sediments, (b) disseminated sulphides in the intrusions themselves and (3) as copper rich ores present above the intrusions or within breccia zones. These orebodies are localized by structures developed within a major rift zone in the sedimentary sequence Kunilov (1995). The structures have acted as major conduits for large amounts of sulphur undersaturated magmas that were still carrying copper, nickel and PGEs. Subsequently the intrusions reached a point of sulphur saturation, possibly from contamination by an external sulphur source such as the gypsum beds in the surrounding sediments, and formed the various sulphide ore bodies.

Northwestern Ontario has been long recognized as a potential host for this type of deposits. Schnieders et al (2001) summarized the main criteria used in this recognition:

(i) extensive structures related to a mid-continental rift system,

(ii) mafic to ultramafic intrusions, such as the Duluth complex, the Coldwell Alkalic complex, the Logan Sills and the picritic intrusives around Lake Nipigon,

(iii) external sulphur sources such as the Animike Gunflint Formation and Sibley Group to allow the intrusives to reach a sulphur saturation point and dump out nickel plus copper and PGEs' in economic amounts,

(iv) coeval and thick flood basalts sequences displaying crustal contamination and nickel depletion.

Project Mineralization

General

To date, the most significant PGE mineralization found on all three properties is the Vande Lake Zone hosted by the Vande Lake gabbro complex located in the southwest corner of the South Legris property.

South Legris Property

Mineralization has been found on surface along a 450 metre long portion of the gabbro complex, occurring mainly with the gabbro breccia phase and at its contact with the northern massive leucogabbro. The PGEs' are associated with upwards of 5% disseminated sulphides with three modes of occurrences are observed:

(i) interstitial to rare blebby disseminations of pyrrhotite chalcopyrite, and pyrite, in both gabbro sections, but more common in the breccia, and as minor stringers,

(ii) disseminated pyrrhotite, pyrite and chalcopyrite in pyroxenite,

(iii) fracture related pyrite and pyrrhotite forming discontinuous veinlets in all lithologies.

The highest PGE values are found with the first sulphide occurrence type. On surface these form irregularly rusty weathering patches up to five metres across. They are very discontinuous along surface and not all carry significant PGEs'. Two of the better intervals are found at the contact between the breccia and the massive gabbro phases.

Palladium to platinum ratios average 4.0 from the surface rock samples that assayed more than 100 ppb to a maximum of 2300 ppb Pd. Accompanying precious and base metals ranges from 23 to 647 ppb Pt, 1 to 360 ppb Au, 45 to 7840 ppm Cu, and 45 to 2390 ppm Ni. A selection of mineralized surface intervals is presented in the Table I. Note that the 50.0 metre interval is from a continuous series of channel samples that are offset perpendicular to their length.

The most common alteration of the gabbro is uralization of amphibole after the pyroxene (Read 2000), variable chloritization of the mafic minerals, and locally up to 15% fresh to tarnished biotite after and around the mafic minerals. Very fine-grained epidote clots are occasionally found. A blue-grey coloured saussaurite (?) developed after the feldspar grains was observed in the field. White feldspar microveins with minor quartz and epidote are present throughout much of the massive gabbro section and cross cut all other features.

These alteration minerals occur throughout the gabbro complex, but are more strongly developed in the areas of increased sulphidization. It is not clear, however, if the alteration is directly related to the PGE mineralization or is more magmatic in origin. The feldspar veins and possibly saussaurite are late - possibly related to the granodiorite.

Table I - PGE Mineralization in the Vande Lake Gabbro Complex
Rock Channel Samples

Area	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Pd	Width
Trench 1E	1616	432	233	2,281	5.0 metres

Outcrop	525	132	68	725	3.0 metres
Outcrop	13	98	425	536	2.0 metres
Trench 4E (includes)	240 715	70 179	46 203	356 1,097	50.0 metres 4.0 metres

Pebble Property

Anomalous palladium has been found in a small diabase ridge located in the northeast part of the Pebble Property. The maximum composite rock samples assay was 96 ppb Pd, 31.5 ppb Pt and 19 ppb Au. Additional samples taken along a 70 metre length of the diabase returned values of 30 ppb Pd, 13 ppb Pt, and 10 ppb Au. No significant sulphide mineralization was observed in the diabase. All other rock sample assays on the property were low.

Leckie Lake Property

No surface PGE mineralization has been found on the Leckie Lake Property.

Project Exploration

General

PTG commenced exploration of the three properties in 2000 as reported in the Clark & Parker Qualifying Report. This work consisted of geological mapping, prospecting, plus rock and soil sampling. Subsequently in 2001, PTG completed a major exploration program on the South Legris property along with additional work on the Pebble and Leckie Lake Properties.

South Legris Property

After PGEs' were discovered at the Vande Lake zone in June 2001, an extensive exploration program was implemented to define its magnitude and extent. Geological mapping, ground geophysics, trenching, channel rock sampling, and diamond drilling was carried out between July and September, 2001. Following this initial work program, a second exploration program tested for extensions of the Vande Lake gabbro to northeast. This work consisted of a ground geophysics, geological mapping, rock sampling and diamond drilling. Finally a soil geochemistry survey was completed in November 2001.

The work was controlled by a cut grid with grid lines every one hundred metres and stations every twenty-five metres. At the Vande Lake zone grid lines were established every fifty metres. The entire program is summarized in Table 2 below.

Prospecting and geological mapping was also conducted over the Legris Lake intrusion in the northeast of the property along the main granodiorite supracrustal contact. No significant PGE mineralization was found.

– Geophysical Surveys

Recognizing the PGE mineralization association with disseminated sulphides at the Vande Lake zone, similar to Avalon Venture's Legris Lake project and the Powder Hill occurrence of New Millennium Resources Ltd., ground magnetic and IP surveys were completed over the Vande Lake Zone. Two surveys were done.

The initial survey was performed by JVX Ltd. (JVX Ltd., 2001) over the main occurrence area and along strike both to the northeast and southwest (Vande Lake zone Grid). Dan Patrie Exploration Ltd. completed a second survey over a further interpreted northeast extension (Vande Lake Extension Grid).

- Vande Lake Zone

The main occurrence area is characterized by a broad chargeability anomaly trending 500 and varying from 25 to 100 metres in width. This anomaly is approximately two to three times background and is coincidental with an apparent resistivity anomaly that is five to ten times background. This collective IP anomaly occurs with a series of similarly striking magnetic highs ranging from 500 to 3,000 nanoteslas above the survey background. Interestingly the strongest chargeability response overlies that part of the gabbro complex exposed in Trench 4E. Similar associated chargeability, apparent resistivity and magnetic highs were found, with the best ones at L10+00E from 3+25S and 4+50S, and L18+00E from 3+75S and 5+50S.

Table II, South Legris Property 2001 Exploration Program

WORK PROGRAM	WORK CONTRACTOR	WORK DATES	OBJECTIVES	PROGRAM RESULTS
Phase 1				
Mapping and Prospecting	A. D. McLaughlin Clark Exploration Consulting	June, 2001	Evaluate Vande Lake and Legris Lake intrusions	PGEs' discovered in Vande Lake Zone
IP/MAG surveys	JVX Ltd.	July/Aug, 2001	Define Vande Lake zone sulphides and extend along strike	Coincidental, but intermittent IP and magnetic highs at Vande Zone and along on strike to NE and SW.
Trenching/rock sampling	A. D. McLaughlin Clark Exploration Consulting W. Hanych	Aug/Sept 2001	Define mineralized PG zone, map intrusive phases, uncover IP/magnetic anomalies in Vande area	Outlined discrete zones of PGE mineralization
Grid mapping	A.D. McLaughlin	Aug, 2001	Map Vande Lake area geology	Outline major lithologic contacts
Drilling	Chibougamau Drilling Ltd	Aug/Sept 2001	Test PGE's at depth and along strike.	7 drill holes, 1071 metres
Phase 2				
Grid mapping, prospecting	A. D. McLaughlin Clark Consulting	Sept/Oct 2001	Map and prospect for additional gabbro breccias	Isolated gabbros, but no intrusive breccias
Geophysics	Dan Patrie Exploration Ltd.	Sept 2001	Identify sulphides zones or magnetic gabbro breccia along strike from Vande Lake zone	Defined coincident IP and magnetic anomalies along strike from NE
Soil sampling	Clark Exploration Consulting	Sept/Nov 2001	Detect PGE in soil over geophysical anomalies.	Palladium anomaly SW of Vande Lake Zone, and one to NE
Drilling	Chibougamau Drilling Ltd	Oct/Nov 2001	Test geophysical anomalies	2 drill holes, 410 metres

Collectively these coincident anomalies define a linear trend extending from L2+00W to L20+00E some 1,800 meters.

There are other weaker and individual chargeability anomalies, plus apparent resistivity and magnetic highs outlined in the survey. Many of these occur well away from the prominent granodiorite-supracrustal contact and are not considered significant for PGE mineralization.

– Vande Lake Extension (Grid B)

This survey also defined a series of coincident IP and magnetic anomalies, which extend the geophysical trend another 1,200 metres to L32+00E. S.J. Geophysics Ltd. performed the UBC DCIP2D inversion routines of the Dan Patrie Exploration Ltd. IP survey (S. J. Geophysics Ltd. Summary Letter, 2001). The best coincident high apparent resistivity and high chargeability anomaly, with a near vertical orientation, occurs on L28+00E around 9+00S. This is also associated with a magnetic high. The inversion routine suggests many of these IP features represent horizontal bodies.

– Soil Geochemistry

An orientation survey over the Vande Lake gabbro on L1+00E detected a fifteen metre wide palladium anomaly from three sample stations adjacent to the mineralized gabbro outcrop in Trench 1E. A Mobile Metal Ion survey (MMI) was also completed simultaneously with the soil orientation on L1+00E and also one additional survey line (L28+00E). The results of the MMI seem to correlate well with the soils and it decided to do a more extensive soil survey over nine grid lines.

The sampled intervals covered the interpreted extension of the Vande Lake gabbro to the southwest and the coincident IP and magnetic anomalies along the northeast trend. In total 354 samples were taken and analyzed by ALS Chemex for Pd, Pt and gold by PTG-MS and also the ICP 33 elemental suite. The analytical procedures along with a series of graphical plots for select elements are presented in Appendix II. A plot comparison between the soil survey and the MMI survey on L1+00E is also included.

Two anomalous areas are outlined. The first area is a 100 metre long and 100 metre wide palladium anomaly that overlies the interpreted southwest strike of the Vande Lake gabbro. This trend shows on two survey lines and is defined by palladium values ranging from 5 to 32 ppb Pd relative to a survey background of 1 - 2 ppb Pd. Accompanying metals include 2.5 to 13 ppb Pt (background of ~2.5 ppb Pt), 51 to 352 ppm Cu (background 49 ppm) and 12 to 70 ppm Ni (background 35 ppm Ni. L0+00, Anomalous palladium was

not encountered between the L1+00E soil anomaly and the new area although sampling was incomplete due to recent logging disturbance. The anomaly is open along strike to the southwest.

A second anomalous area is found to the northeast between L22+00E and L28+00E. Although not rigorously defined due to low sample density, two discrete east-west trends are defined by palladium values ranging from 5 to 115 ppb Pd. Anomalous platinum (maximum 60.5 ppb Pt) is found in a few samples at the southwest end of this trend, and anomalous copper (maximum 84 ppm Cu) occurs at the northeastern end. The anomalies vary from 25 to 50 metres in width.

Pebble Property

On June 5, 2001 McLaughlin completed a property visit. Additional sampling of the PGE occurrence in the northeast part of the property repeated the anomalous palladium values and found additional elevated palladium along the diabase for 70 metres (30 ppb Pd, 13 ppb Pt, and 10 ppb Au). From this visit it was concluded that geophysical surveys would be required to evaluate the high magnetic feature because of extensive overburden cover on the property. Therefore Dan Patrie Exploration Ltd. then completed IP and magnetic surveys on three survey grid lines up to two kilometres in length and perpendicular to the prominent airborne magnetic high.

As noted in SJ Geophysics (2001), the airborne magnetic high is likely caused by a high magnetic susceptibility feature lying 800 to 1,000 metres below the sensor's depth. Superimposed on this large feature are a variety of near surface features reflecting variation in the geological environment.

The same geophysical report further says that the IP survey detected a thin highly resistive surface layer overlying a deeper resistant basement. The IP did not detect any significant chargeability anomalies.

Leckie Lake Property

From June 12 to June 14, 2001 geological mapping and prospecting was completed over the Leckie Lake Property The work focussed on the regional magnetic highs located at the northeast and south ends of the eastern claim block, and at the northern end of the western claim block.

A prominent and magnetic diabase ridge overlies the southern magnetic feature. Similarly to the north, the two prominent magnetic features correspond to fine to medium grained gabbro and diabase. Twenty-three composite rock samples were taken of the various diabase to gabbroic outcrops found around the magnetic highs. Only very weakly elevated PG values were returned. No significant sulphides were observed - only minor pyrite.

Drilling

General

PTG completed a two-phased drill program on the South Legris Property between August 27 and November 5, 2001. This program was designed to test (1) the Vande Lake PGE zone and its coincidental geophysical anomalies, and then (2) to assess similar geophysical features extending to the northeast. In total 1,492 metres of NQ core drilling was done in nine drill holes. The drill holes are summarized in Table 3.

Table 3 - South Legris Property - Vande Zone Drill Program
Summary of 2001 Diamond Drill Holes

DRILL HOLE NUMBER	LOCATIO N (GRID)	ORIENTATION DIP AZIMUTH	DRILL LENGTH	PRIMARY TARGET
SL-01	L400E 275S	-450 at 3240	171 metres	PGE mineralization under Trench 4E; IP/MAG anomalies
SL-02	L400E 329S	-450 at 3240	96 metres	PGE mineralization under Trench 4E; MAG anomaly
SL-03	L100E 325S	-450 at 3240	180 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-04	L1000E 483S	-450 at 3240	207 metres	IP/MAG anomalies
SL-05	L1800E 600S	-450 at 3240	177 metres	IP/MAG anomalies

DRILL HOLE NUMBER	LOCATION (GRID)	ORIENTATION DIP AZIMUTH	DRILL LENGTH	PRIMARY TARGET
SL-06	L1800E 500S	-450 at 3240	162 metres	IP/MAG anomalies
SL-07	137E 265S	-450 at 1710	78 metres	PGE mineralization under Trench 1E; IP/MAG anomalies
SL-08	L2700E 575S	-500 at 1440	210 metres	IP/MAG anomalies
SL-09	L2800E 800S	-500 at 1440	201 metres	IP/MAG anomalies

Drill core was logged by McLaughlin and sampled at the camp by a core splitter under McLaughlin's direct supervision. All the intrusive rock was sampled, plus select volcanic lithologies and totaled exactly 1,000 samples. The sampling procedures are discussed in the Thunder Bay Report

During the second drill phase the core was initially logged at the drill camp, but then the detailed logging and sampling was done at a MNDM warehouse in Thunder Bay.

The remaining split drill core plus the un-sampled drill core is stored in core boxes on the South Legris Property.

Vande Lake Zone Targets

Two drill fences each with two drill holes tested the Vande Lake Gabbro. The gabbro extends to a depth of at least 90 metres from surface and has a drill width of approximately 100 metres. Unfortunately the gabbro's true thickness is unknown since no clear dip direction is defined. However a subvertical to steep south dip is implied which is in agreement with the geophysical interpretation. The granodiorite to the north dips ~85 degrees to the north.

Similar to the surface exposures, narrow intervals of PGE mineralization were intersected throughout the drilled sections of Vande Lake gabbro (Table 4). Again most of the mineralization is contained in the gabbro breccia phases, and associated with disseminated with chalcopyrite, pyrrhotite and pyrite. However the best surface mineralization occurring along the transitional contact between the gabbro breccia and massive leucogabbro does not extend to depth. At the expected area only minor sulphides are present and assays were low (10 ppb Pd, 3.5 ppb Pt and 3 ppb Au over 1.28 metres.

Diamond drill hole SL-01 intersected a narrow zone of PGE mineralization within a leucogabbro portion of the gabbro breccia, but this mineralized section does not extend to surface. Similar irregular mineralization was encountered in the Section 1E drill fence.

The Vande Lake gabbro was intersected in all four drill holes and the does remain open along strike.

Table 4 - Significant Diamond Drill Hole Intersections, Vande Lake Zone

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-01	Leucogabbro phase in gabbro breccia	3.70	7.50	3.80	495	144	108	747
SL-01	Melanogabbro breccia	34.29	37.00	2.71	836	258	271	1365
SL-01	45 m downdip from PGE surface zone*	63.00	64.28	1.28	10	3.5	3	16.5
SL-02	Gabbro breccia	57.00	58.00	1.00	93	24	1	118
SL-03	Leucogabbro phase of gabbro breccia	40.20	43.27	3.07	216	42	83	341
SL-03	45 metres downdip from PGE surface zone	52.40	54.68	2.28	74	25	12	111
SL-07	Leuco gabbro	14.15	15.60	1.45	912	253	19	1184
SL-07	25 metres downdip from PGE surface zone*	39.00	41.00	2.00	143	78	39	260

* Results in Table 1, PGE Mineralization in the Vande Lake Gabbro Complex, Channel Rock Samples

Vande Lake Extension Targets

Five drill holes tested coincident IP and magnetic anomalies that form the geophysical trend extending northeast from the Vande Lake gabbro. Closest to the Vande Lake zone, drill holes SL-04, SL-05 and SL-06 intersected a series of leuco to melanogabbro bodies, intercalated with a mafic volcanic sequence. Ranging from 5 to 50 metres in drill thickness, only a few of the intrusions had breccia phases and only minor amounts of pyrrhotite and pyrite with chalcopyrite were present. As noted in Table 5, no significant PGEs were detected in any of the drill holes. Drill holes SL-04 and SL-06 intersected the granodiorite, but no large gabbro units or any mineralization was present.

Two final drill holes tested coincident IP and magnetic highs defined by the second geophysical survey. In drill hole SL-08 a leucogabbro and melanogabbro sequence in the upper ninety metres is texturally similar to the Vande Lake gabbro except that it is split into two separate components by a forty metre thick (drill thickness) diabasic gabbro. Only minor amounts of sulphide were present, however, and corresponding PGE values were low. Diamond drill hole SL-09 drill hole intersected a sequence of fine grained gabbros and mafic volcanics, but none that resembled the Vande Lake gabbro. As noted in Table 5 there is no significant PGE mineralization present in the drill hole.

Table 5 - Significant Diamond Drill Hole Intersections, Vande Lake Extension

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-04	Leucogabbro	173.00	174.00	1.00	100	36	1	137
SL-05	Leucogabbro breccia	137.75	139.52	1.77	213	44	25	282
SL-06	Leucogabbro	58.00	59.00	1.00	52	26	10	88

Drill Hole	Intersection Details	From (metres)	To (metres)	Width (metres)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)
SL-08	Leucogabbro	5.80	7.00	1.20	5	2	2	9
SL-09	Melanogabbro	74.00	74.64	0.64	44	22	13	79

Sampling Method and Approach

Rock, drill core and soil samples were collected from the property. Initial composite rock samples were taken simply to ascertain the presence of any PGEs'. Channel samples and drill core samples were taken to find the amount of PGEs' and associated metals from a specific rock type and over a specific length. Soil samples from the "B" horizon were collected to detect any anomalous PGE metals or accompanying base metals that may have been derived from local bedrock sources. All these sample methods are discussed below. All channel rock and drill core sampling was conducted under the direct supervision of McLaughlin or, in the case of a few channel samples, by Mr. Walter Hanych under direction from McLaughlin and procedures are described in the Thunder Bay Report.

Sample Preparation, Analyses and Security

ALS Chemex of Vancouver, B.C. completed the sample preparation and analytical work on all samples collected on the Thunder Bay project in 2001. The preparation work was done at its Thunder Bay, Ontario prep lab after which the pulverized samples (pulps) were sent to their Vancouver lab for analyses. All rock composite, rock channel, drill core and soil samples were analyzed by PGM-MS23 and ICP41 methods. As provided by ALS Chemex the preparation and analytical procedures are presented in Appendix III to the Thunder Bay Report.

All samples were transported directly to the ALS Chemex prep lab in Thunder Bay by McLaughlin or personnel directly under his supervision. In McLaughlin's opinion the procedures for sampling, sample preparation, analytical procedures and security were excellent.

Data Verification

Two Quality Control (QC) methods were employed during the exploration programs conducted in 2001.

Platinum Group Metals Quality Control ("QC") Program

PTG used sample blanks, sample standards, and duplicate samples in all rock composite, rock channel and drill core sampling programs. A single blank sample and a duplicate sample were inserted in every 25 samples sent to ALS Chemex, or at least one of each in every sample shipment if there were less than 25 samples. A sample standard was submitted with every 40 samples or one in each sample batch if it contained less than 40 samples.

The blank samples taken were from a single diabase rock outcropping in the area, but not on any of the PTG properties. The duplicate sample was made by splitting the given composite, channel or drill core into two approximately equal portions, assigning each a separate number and then submitting as two samples. Each standard contained 50 to 75 grams of pulverized rock material with known quantities of PGEs. Three standards were purchased from the Canadian Certified Reference Materials Project (CANMET), Department of Natural Resources, Ottawa, Ontario. These were used accordingly; WGB-1 for low levels of PGE mineralization, WGM-1 for moderate levels of PGE mineralization, and WMS-1 for higher grades of mineralization. A summary fact sheet of each standard is presented in Appendix IV.

Appendix IV of the Thunder Bay Report also contains a report by Dr. Barry Smee, Ph.D., P. Geo., a director and officer of PTG, in which he provides complete details of the Quality Control program and its results. Dr. Smee states that "PTG has complied with all quality control requirements outlined in NI 43-101. The resulting exploration data can be considered accurate, precise and free of contamination". McLaughlin has agreed with this determination.

ALS Chemex QC Program

The ALS Chemex Quality Control program is presented in the Thunder Bay Report in Appendix III - information provided by ALS Chemex.

Adjacent Properties

Powder Hill and Stringer Zones, New Millennium Resources Ltd.

As per company news releases NMM has discovered a series of PGE showings along a northeast trend. At the Powder Hill area, seven kilometres southwest from the Vande Lake zone, diamond drilling intersected 1.17 grams per tonne Pd+Pt+Au over 5.65 metres hosted by a variable textured mesogabbro breccia. The breccia is reported to contain fragments of gabbro, pyroxenite and mafic volcanics. Closer to the Vande Lake Zone, the Stinger showing a gabbro breccia body has assayed 1.08 grams per tonne Pd+Pt+Au over 4.80 metres.

Legris Lake Intrusion; Avalon Ventures Ltd.

From Pettigrew and Hattori (2001) state that PGE mineralization has been found in a locally varitextured leucogabbro occurring within a 2.0 kilometre by 0.6 kilometre breccia zone at the northwestern margin of the Legris Lake intrusion. Diamond drilling intersections include 2.04 grams per tonne Pd, 0.41 g/t Pt, 0.71 g/t Au, 0.42% Cu, and 0.13% Ni. The Poplar zone is the current focus of exploration and is located approximately 8.0 kilometres northeast of the Vande Lake zone.

Wolf Mountain Properties, East West Resources Corporation

From Parker (2001) and East West Resources Ltd. news releases (2001), the main exploration area is the Seagull mafic to ultramafic intrusion. It is described as a cone shaped body and is nine kilometre in diameter. Drilling by East West Resources has intersected a shallow dipping sulphide located at the base of the intrusion. Reported drill intersections include 16.0 metres of 565 ppb Pd, 475 ppb Pt, 33 ppb Au, 0.14% Cu, and 0.16% Ni. The mineralization is hosted by a gabbro pyroxenite phase of the intrusion which itself is characterized by a magnetic high.

With respect to all three of these properties McLaughlin has been unable to verify the information and that the information is not necessarily indicative of the mineralization on the Thunder Bay Project.

Interpretation and Conclusions

PTG exploration work on the Thunder Bay Project has successfully identified prospective PGE targets. The most advanced of these targets is the Vande Lake Zone located on the South Legris Property.

South Legris Property

PGE mineralization has been found at the Vande Lake zone hosted by the Vande Lake gabbro complex. The mineralization is associated with the complex gabbro breecia phase and is often concentrated along its contact with the northern more massive leucogabbro phase. To date relatively high grade intervals have been found only over narrow widths such as 2.28 g/t Pd+Pt+Au over 5.0 metres from Trench 1E. Over wider intervals the section was 350 ppb Pd+Pt+Au over a composite 50 metres from Trench 4E.

As outlined from outcroppings, trenching and four drill holes, the Vande Lake gabbro complex is 700 metres long and up to 100 metres wide and extends to a depth of at least ninety metres from surface. While it is open along strike there is no indication from the geological mapping, and ground geophysics that it will become significantly wider. However on the interpreted southwest extension of the Vande Lake gabbro, the magnitude of the palladium soil anomaly on L2+00W relative to that on L1+00E where the gabbro is mineralized (2.22 g/t Pd+Pt+Au over 5.0 metres) suggests that the higher PGE values are possible.

Along strike to the northeast, a series of coincidental IP, magnetic, and soil geochemical anomalies occur, although lower than the Vande Lake gabbro complex.

The drill results from both the Vande Lake zone and possible extensions to the northeast indicate the IP anomalies are due to the presence of disseminated and fractured controlled sulphides, which are not necessarily carrying PGE mineralization. The high magnetic anomalies overlie gabbroic rocks, and not always the Vande Lake gabbro, carrying disseminated magnetite.

Relative to the Lac des Isles and the Legris Lake intrusion, the Vande Lake gabbro has similar gabbroic breccias, lithologies and textures, but as exposed on surface is smaller in size.

Pebble Property

The Pebble Property is underlain by a large northeast striking magnetic high for which a surface source was not found. Ground magnetic surveys suggest the anomaly is caused by a mafic to ultramafic intrusion located 800 to 1,000 metres below surface. Alternatively a stratigraphic feature such as banded iron formation folded in to an antiformal structure is a possible source.

Anomalous values of Pd (up to 96 ppb) were found in a diabase ridge located in the northeast part of the property. PGE values are reported regionally from Logan Sills (Schnieders et al, 2001) but to date no nothing substantial has been reported.

Leckie Lake Property

No significant PGE mineralization has yet been found on the Leckie Property. However the Leckie Property has not been extensively prospected and geologically mapped.

Future Exploration

As at the date of this Circular, PTG is still in the process of the reviewing the available technical information on the Thunder Bay Project. PTG intends to finance any future exploration activities on the Thunder Bay Project from existing working capital and/or the proceeds raised from future equity financing. In general, PTG is interested in continuing its focus in the Thunder Bay area. Budgets for this work will be dependent on results and available working capital.

Stucco Property - Thunder Bay Area
Independent Consultant's Report

Mr. Walter Hanych, P. Geol. ("Hanych"), an independent geological consultant, based in Collingwood Ontario, has prepared a report titled "Technical Report on the Stucco Project Thunder Bay Project" dated December 7, 2001 (the "Stucco Report") with respect to the Stucco Property. The following information relating to the Stucco Property is primarily summarized from the Stucco Report. The Stucco Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

During the early autumn of 2001, PTG secured the mineral rights to the Stucco Property in the Lac des Iles area of Thunder Bay in northwestern Ontario. The Stucco Property is located within a regional geological environment of known platinum group metal mineralization associated with Neoarchean and Paleo to Mesoproterozoic age intrusions.

Hanych was retained as independent consultant to supervise and undertake an initial evaluation of the Stucco Property. A program of reconnaissance level geological mapping, geochemical and geophysical surveying, commenced on September 25th and was completed on December 1st. The following report is based on information and field data compiled by Hanych that was either collected personally, or by assistants and survey contactors during the course of the program. The program focused on the south portion of the Stucco Property.

The Stucco Report was commissioned by PTG to document the findings and to provide the technical information on the Stucco Property required for this Circular.

Location

The Stucco Property is located 81 kilometers northeast of the city of Thunder Bay, Ontario within NTS sheet 52H SW centered at UTM NAD 27 co-ordinates of 342 000 E and 5 453 000 N. The Stucco Property is bounded by latitudes 490 3' north to 490 7' north and 890 7' east to 890 15' east.

Access to the Stucco Property is gained by motor vehicle along highway 17 east of Thunder Bay for 3.5 kilometers to highway 527, locally marked as the Spruce River road. Travel north on highway 527 for 87.3 kilometers to Camp 45 road and then northeasterly along this gravel road for 14 kilometers to an eastward leading bush road for 1000 meters. At this point a washout prevents further travel by passenger vehicle and an all terrain vehicle (ATV) is required. After bypassing the washout, 500 meters east, a cleared bush trail leads south and intersects the northern boundary of the property at 1500 meters. The southern portion of the property is reached by traveling an additional 5.5 kilometers on this trail.

An alternate route is via Mawn Lake road that intersects highway 527 at kilometer 82.3. Travel northeastward along this road for 6.5 kilometers to the intersection of a northeast heading bush trail near the northwest shore of Mawn Lake. The southern claim boundary is located 1000 meters up the trail. This route requires ATV transportation to reach the area of interest south of Boot Lake.

Property Descriptions and Tenure

PTG acquired the mineral rights on 5,424 hectares of crown land by staking four claims and optioning twenty-one unpatented mining claims located in the Thunder Bay Mining Division and registered with the Mining Recorder's Office, in Sudbury, Ontario (the "Stucco Property"). Claims 1229596 and 1229611 are recorded on claim map G-0710, Circle area, while the remainder of the claims are recorded on claim map


Lac Des Iles PGE District
Thunder Bay Area, Ontario, Canada
N
HWY 527
Lac Des Iles Mine
94.1 Million Tonnes
1.98 g/t Pd+Pt+Au
North American Palladium Ltd.
North American Palladium Ltd.
Pebble
Stucco
Leckie Lake
South Legris
Quetico Fault
AVL-PDG
Bullseye
Tlb
Dog River
Buck
East
Senga
Senga East
Taman North
Taman NE
Taman East
Taman
Taman South
Hottah
Lac Des Iles River
Shelby Lake
Wakinoo
Block Creek
SCALE BAR
2.5 0 2.5 5.0 7.5
KILOMETERS
Thunder Bay approximately 65 kilometers south
LEGEND
Platinum Group Metals Ltd.
New Millenium Metals Corporation
PGE Occurrence
Sulphide Occurrence
Magnetic High – Intrusion Area

80

81

G-0755, Right Angle Lake area. A detailed account of the claims is tabled below based on information available through the Ontario Ministry of Northern Development and Mines' website of Active Claims.

Stucco Property - Option to earn 60% from Canplats Resources Corporation

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122940	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122941	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1122942	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1141577	2000-APR-04	2002-APR-04	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147575	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147576	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147577	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1147578	2000-APR-04	2002-APR-04	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1187540	2001-AUG-13	2003-AUG-13	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214716	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214717	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214718	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214719	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214720	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214721	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1214722	1999-DEC-23	2001-DEC-23	8
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1228957	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229580	1999-DEC-23	2001-DEC-23	15
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229581	1999-DEC-23	2001-DEC-23	15
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1229583	1999-DEC-23	2001-DEC-23	16
119562 - CANPLATS RESOURCES CORPORATION	RIGHTANGLE LAKE	TB 1230052	1999-DEC-23	2001-DEC-23	12
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187748	2001-NOV-01	2003-NOV-01	8
PLATINUM GROUP METALS LTD	RIGHTANGLE LAKE	TB 1187749	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187750	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1187751	2001-NOV-01	2003-NOV-01	16
PLATINUM GROUP METALS LTD.	RIGHTANGLE LAKE	TB 1248231	2001-NOV-21	2003-NOV-21	9

The Stucco Property constitutes a land package of 298 units of optioned unpatented mining claims and 65 units of staked mineral claims totalling 5,424 hectares. PTG, client number 392741 is the recorded holder of 100% mineral interest in four of the claims while Canplats Resources Corporation, is the recorded holder of 100% mineral interest in twenty-one of the claims.

The claims are subject to an option agreement between PTG and Canplats Resources Corporation ("Canplats") (the "Stucco Agreement"). Under the terms of the Stucco Agreement PTG can earn a 51% interest in the Stucco Property by completing $1,000,000 in exploration and development expenditures and making a total of $65,000 in cash payments before September 27, 2005. PTG can elect to earn a further 9% by completing a Feasibility Study at PTG's expense. In order to keep its option in good standing Company must complete $80,000 in exploration by December 27, 2001 and this has been completed. An Underlying Agreement to the Canplats agreement provides for the optional issuance to the owners of 260 hectares (640 acres) a total of 50,000 shares of Canplats shares over 18 months and an underlying royalty of a 2% NSR. PTG has agreed that if it elects to keep its option in good standing that it will pay to Canplats the cash value of the underlying Canplats share payments at the time of there payments to a maximum of $2.00 per Canplats share. The claims are all in good standing as of the date of the technical report. The earliest due date for assessment work is December 23, 2001 whereby the following claims will require assessment work and this work has been completed and will be filed prior to December 23, 2001:

To be in compliance with the Mining Act a minimum of $400/unit of eligible expenditures are required to be applied at the second anniversary date. The above claims will need a total expenditure of $68,400 by the date indicated to maintain their active claim status.

As of the date of the Stucco Report, the land holdings were not known to be encumbered by any environmental issues, nor are any of the Crown lands known to be subject to or affected by First Nations land claims. The Ontario Living Legacy Land Use Strategy identified the Nipigon Basin as a significant eco-tourist site and prepared the Lake Nipigon Basin Signature Site Ecological Land Use and Resource Management Strategy for the proposed creation of the Black Sturgeon River Park. The proposed area of the park does not impact on the lands immediately adjacent or encompassed by the Stucco property claim boundary. Hanych has not conducted a detailed search of title or any treatise, land claims or other crown reservations that may affect future title.

The exploration program undertaken by PTG on its Stucco Property did not involve power stripping and diamond drilling impacts very minimally on the environment requiring no special permit approval.

Physiography and Climate

Local topographic relief is about 76 meters with elevations ranging from 425 to 510 meters above sea level. Moderately rugged topography characterized by cuestas expose bedrock of Logan Diabase Sills that acted as a protective cap to erosian forming visually spectacular escarpments. The area contains numerous lakes, the largest of which is Eula Lake located in the southeast sector of the property. Also numerous, are low-lying areas of swamp or spruce-cedar bog. Dry areas are typically blanketed by glacial derived gravels, sands and silts.

The dominant tree growth is coniferous, but mixed growths of birch and poplar are also common in drier areas. Spruce, tamarack and cedars occupy the moister-wetter lands, that to a large part have been modified by beaver activity. A reflection of the vegetative cover is the soil development, whereby podzols characterized by A,? Ae and Bf horizons occur in the drier areas while organic humic mesisols dominate poor drainage areas.

This part of Northwestern Ontario experiences hot, wet to dry summers with high's reaching 32°C in July and cold winters with low's of -35°C in January accompanied by snow accumulations of 2 meters or more.

Infrastructure

The Stucco Property is located 81 kilometers northeast of the city of Thunder Bay, Ontario, located at the geographical center of Canada. The city with a population of 114,000 is the largest city in northwestern Ontario and the 10th largest in Ontario, offering many of the amenities of larger cities in the south. The opening of the St. Lawrence Seaway established Thunder Bay as a major grain handling port, and although grain loading has been down scaled the port continues to handle potash and coal from the west as well as other dry bulk commodities. Forest related industries provide the major economic base for the city and the region. As a major city it hosts government, transportation and educational centers (Lakehead University and Confederation College). The Ministry of Northern Development and Mines maintains a regional office offering the services of the Geoscience and Mining Lands divisions.

The Thunder Bay area is replete with a transportation system of a network of paved and gravel roads and trails. Highways 17 and 11, and the CPR main line are major east-west transportation arteries, providing routes to both Manitoba and northern Ontario. Highway 61 south provides an access point to the United States through the State of Minnesota.

Major carriers provide daily air service with Toronto and western provincial centers, while smaller air-carriers provide direct links with points north and east to communities and cities of northern Ontario. Charter fixed-wing and helicopter aircraft for local transportation is also available.

History

Mineral exploration and prospecting has been on going in the Thunder Bay area since the mid 19th century, when the area attracted the attention of prospectors in their search for gold, silver and copper. Between 1868 and 1884 the Silver Islet Mine produced 80, 530 kilograms of silver. The success of the operation stimulated prospecting into the hinterland and in the early 1920's copper mineralization was discovered at Shebandowan Lake.

During the early 1950's when INCO was exploring the Shebandowan occurrences, Cu-Ni-Pt mineralization was also discovered by Mattawin Gold Mines southwest of Thunder Bay. This property known as the Crystal Lake gabbro was developed to a deposit in the mid 1970's by Great Lakes Nickel Corporation Limited. Diamond drilling and tunneling delineated a resource of 32 million tons grading 0.36% Ni and 0.20% Cu.

Much of the mineral exploration during the 1950's through to the 1970's focused on gold, base metals and nickel. It was during this period in 1963, two prospectors discovered sulphide mineralization south of Lac des Iles. The following year eight mineralized zones were discovered from which samples returned significant platinum and palladium values. Intermittent exploration from 1966 to 1993 defined the zone that eventually became the Roby orebody.

Buoyed by high PGE prices in response to meet global vehicle emission standards, and as the inventory levels dropped, the exploration for PGE deposits significantly increased in the 1990's. The demand fuelled the Canadian exploration industry into an unprecedented program of PGM research, data compilation and land acquisition. As a direct result of these efforts, an emerging recognition of favourable intrusions began to develop. New PGE environments characterized by the Lac des Iles deposit, East Bull Lake, River Valley, and Agnew Lake intrusions were targeted. The Noril'sk model of PGE deposits was being applied to the Nipissing Gabbro and Nipigon Basin intrusions. As well, a re-evaluation and exploration of the Sudbury Igneous Complex and associated Offset Dikes added to the target list.

Since the beginning of production at the Lac des Iles Mine in 1993, exploration continued to add tonnage to the deposit and by the end of 2000 North American Palldium Ltd.,("PDL"), released its new reserve figures of 4.8 million ounces of Pd (Dec 31,2000, proven and probable). Encouraged by these results and coupled with a healthy price outlook for PGM's, the PDL undertook an expansion program of the facilities at the Lac des Iles Mine in 2001. The program was expected to meet an objective of an annual production level of 250,000 ounces of Pd, 23,000 ounces of Pt and 18,000 ounces of gold over a 17 year mine life span.

Recognizing the favourable geological environments for platinum-palladium mineralization in the Thunder Bay area, mining companies seized the opportunity to acquire significant targets. A summary of the more significant acquisitions and properties are listed below.

Table C: Significant PGE targets Thunder Bay Area.

Owner(s)	Property	Description
Platinum Group Metals Ltd. Canadian Golden Dragon Resources Ltd.	Vande Lake	Archean gabbro
Platinum Group Metals Ltd. East West Resources Corporation	Pebble Lake	Archean-Proterozoic gabbro/diabase
Platinum Group Metals Ltd. Canplats Resources Corporation	Stucco Lake	Archean gabbro
Houston Lake Mining Inc.	Tib Lake	Archean gabbro-pyroxenite
North American Palladium Ltd. Lac des Iles Mines Ltd.	Lac des Iles Wakinoo Lake Tib Lake	Archean gabbronorite-peridotite Archean gabbro Archean gabbro-pyroxenite
Avalon Ventures Ltd. Starcore Resources Ltd. Placer Dome Ltd.	Legris Lake	Archean gabbro
New Millennium Metals Corporation New Claymore Resources Ltd.	Shelby Lake	Archean gabbro-pyroxenite
New Millennium Metals Corporation	Taman Lake Taman Lake East Buck East Ottertooth	Archean gabbro Archean gabbro Gabbro Gabbro-hornblendite
New Millennium Metals Corporation East West Resources Corporation Maple Minerals Inc.	Lac des Iles River includes Powder Hill Zone, Stocker Zone and Stinger Zone	Archean gabbro-ultramafic

Owner(s)	Property	Description
Valerie Gold Resources Ltd. East West Resources Corporation	Fallis Fallis East	Archean Quetico gabbro Archean Quetico gabbro
Great Lakes Nickel Ltd.	Crystal Lake	Proterozoic Keweenawan gabbro
Falconbridge Limited	Pine River	Proterozoic Keweenawan gabbro
East West Resources Corporation Canadian Golden Dragon Limited Avalon Ventures Ltd.	Seagull	Proterozoic Keweenawan, peridotite, iherzolite, dunite
INCO Limited	Shebandowan Mining Lease	Archean ultramafic

Source: Excerpt from Compilation Table, Nov 13, 2001, Resident Geologist MNDM: B. Schneiders, J.Scott, M. Smyk,

The area of the Stucco Property received limited past exploration which is reflected to this day by the paucity of geological information on file in the archives of the Resident Geologist's office. This is partly due to survey programs that tended to circumvent the areas at the edge of the Nipigon Basin. Most of the surveys were regional in extent of airborne geophysical and lake sediment sampling.

In 1966, INCO Limited investigated a single station airborne EM anomaly between Boot Lake and "No name" lake located in the southern portion of the Stucco property, as it exists today. The anomaly was drilled tested with one hole that plots at UTM NAD 27 co-ordinate of 338 450E and 5 448 810N. The hole intersected a meta-gabbro containing 25% sulphides from footage 263.9 to 384.9, (80.4-117.3 meters). The mineralization was reported as massive pyrrhotite with minor pyrite and trace chalcopyrite. Below is a list of relevant work in the immediate area of the property.

(a) 1972, Coates, M.E., with the Ontario Department of Mines mapped the area at 1" to 1 mile east of Stucco Lake producing Geological Report 98, Geology of the Balck Sturgeon River Area.

(b) 1974, Sage, R.P., et al, Produced a compilation map at 1" to 2 miles, Ontario Department of Mines Operation Ignace Armstrong, map P963, Obonga Lake-Lac des Iles Sheet.

(c) 1992, D'Aigle, A., prospected and sample in the vicinity, OPAP grant OP92-433.

(d) 2000, Operation Treasure Hunt, MNDM, airborne EM and Mag survey.

(e) 2000, Canplats Resources Corporation, airborne EM and Mag survey.

Geological Setting

Regional Geology

The Stucco Property is located near the south-western margin of the Nipigon Basin, a Keweenawan Mesoproterozoic (1108Ma) intrusion occurring over an areal extent of 15,000 square kilometers around Lake Nipigon, and the border zone between Neoarchean age granite and sediments of the Quetico subprovince with Meso-Neoarchean age volcanics and granite gneisses of the Wabigoon subprovince of the Superior Province.

The Quetico Structure or Fault Zone partially defines the northeast trending 800-kilometer long boundary between the Quetico subprovince and the Wabigoon subprovince.

Regional Economic Geology

The Stucco Property is located in a regional setting of Archean and Proterozoic gabbroic to ultramafic intrusions that are known to host significant PGE mineralization. The Lac des Iles Complex is the largest known intrusion of eight similar intrusions that define a 30-kilometer diameter ring. The intrusions of this "ring" in a clockwise direction are: Lac des Iles, Legris Lake, Shelby Lake, Demars Lake, Wakinoo Lake, Taman, Buck Lake, Dog River East and the Tib Gabbro.

The southern portion of the "ring"overlaps into the zone of the Quetico Structure. Spatially associated to the Quetico Structure are gabbro intrusions hosting PGE mineralization. The Quetico Structure and associated splay faults may have provided the structural control to the above intrusives. Beyond the "ring" the Quetico Structure strikes northeast projecting onto the Stucco Property.

On the Stucco Property Proterozoic Logan diabase constitutes the predominant intrusive type related to the Nipigon Plate, however Archean gabbro-ultramafic intrusions are also present.

<u>Deposit Type</u>

Platinum Groups Elements (PGE)

The platinum group elements (or PGEs), include platinum, palladium, osmium, iridium and ruthenium. These elements are concentrated in a variety of geological settings with the most dominant PGE deposits occurring with mafic to ultramafic intrusions.

Nine-tenths of the current world production of PGEs is from PGE dominant ores, with the bulk of the remainder recovered from magmatic nickel-copper sulphide or alluvial deposits. Most Canadian production of PGEs is recovered as a byproduct from the nickel-copper sulphide deposits of the Sudbury area. A significant amount of PGEs, mainly palladium, is produced from the Lac des Iles deposit.

Currently, there are primarily two North American PGE producing Mines. The Lac des Iles Mine, (North American Palladium 2000 Annual Report, Dec. 31, 2000; Reserves and Geological Resource, of 145.6 mt grading 1.57 g/t Pd, 0.17 g/t Pt and 0.12 g/t Au) is located near Thunder Bay, Ontario and the Stillwater Mine, (Stillwater Mining 1999 Annual Report, Dec.31, 1999; Reserves 53.7 million tonnes grading 24.2 g/tonne Pt+Pd) is located in Montana.

Model

The objective of the exploration program was to identify intrusions possessing a potential to host PGE mineralization based on the following modes of occurrence:

(a) Contact mineralization associated with footwall breccia and inclusion bearing zones proximal to a footwall contact, (super solidus breccia type). Eg. River Valley Intrusive, East Bull Lake Intrusive, Legris Lake Intrusive, Vande Lake Intrusive.

(b) Magma mixing and volatile phases resulting in hybrid or inclusion bearing zones mineralized with sulphides, (super solidus breccia type).Eg.River Valley Intrusive, Lac des Iles Intrusive Complex.

(c) Comagmatic intrusions and flood basalts containing disseminated and massive sulphide mineralization that is magmatic and contamination derived. Eg. Noril'sk Complex, Crystal Lake Gabbro, Seagull Pluton.

The majority of PGE mineralization in Ontario is associated with intrusive complexes that are Precambrian in age, ranging from NeoArchean to MesoProterozoic.

Mineralization

Sulphide mineralization was scarce and as a result many of the samples collected were selected on textural and lithological criteria. A total of 38 sample were sent for analysis returning results summarized below:

Element	Range 38 samples	Mean 38 samples
Pt	2-28 ppb	7.9 ppb
Pd	2.5-50 ppb	10.9 ppb
Cu	3-410 ppm	70.7 ppm
Ni	12-981 ppm	257.8 ppm

The average high Ni content of the sample suite reflects the ultramafic character of many of the samples. Sixteen of the samples were ultramafic varying form pyroxenite-amphibolite to serpentinized websterite. The mean of this population is 394.4 ppb.

The nickel-copper diagram shows a possible correlation based on the few samples but in general the Ni values appear to be independent of the Cu values. Two populations emerge between Ni versus Pt+Pd. One population would define a correlation with the ultramafic suite and the other with the gabbroic suite of rocks. This would suggest that the gabbros and pyroxenites are both capable of containing anomalous PGE values. The correlation between PGE values and Cu is the strongest indicating a direct increase in PGE values with Cu.

Exploration

The 2001 exploration program was multi-phase and consisted of reconnaissance level geological mapping, rock chip sampling, soil sampling, line cutting and geophysical surveying consisting of, Induced Polarization, EM-Maxmim, and ground magnetic surveying. The following table summarizes the survey parameters.

Table F: Project consultants-surveyors-service companies.

CONSULTANT/CONTRACTOR	SURVEY	
Walter Hanych Collingwood, ON	Project geologist, mapping, sampling, field supervision	Sept 25 to Dec 23 (ongoing)
Wally Collins Verner, ON	Prospector-assistant	Sept 27 to Dec 23 (ongoing)
Brent MacKay Thunder Bay, ON	Line cutting	
Clark Exploration Consulting Thunder Bay, ON	Soil Sampling Logistics Claim Staking	539 MMI + B Horizon 1187748, 1187749, 1187750,1187751
Dan Patrie Exploration Ltd. Massey, ON	EM maxmin survey Groung Magnetometer survey Induced Polarization survey	
SJ Geophysics Ltd. Delta, BC	Geophysical consultant	Mag, EM, IP surveys
ALS Chemex Thunder Bay, ON Vancouver, BC	Sample prep, all Sample analysis, Rock Sample analysis, B Horizon Sample analysis, Drill core	40 grab samples
XRAL Laboratories Toronto, ON	Sample analysis, MMI	189 samples
Chibougamou Diamond Drilling Val D'Or, PQ		

Phase 1

The first phase of the reconnaissance program involved field investigation and outcrop mapping in the vicinity of INCO's 1966 drill hole, as well as, strategic traversing across projected geological sections and geophysical airborne mag and EM anomalies of high priority.

The area was targeted as high priority based on the conceptual model of the Quetico Structure projecting onto the property between Stucco Lake and the south end of Boot Lake. The INCO drill log seemed to confirm that a sulphide bearing meta-gabbro existed but because of the lack of supportive historical mapping, the presence of an intrusive could not be affirmed.

The initial field investigations determined that bedrock did not outcrop between Boot Lake and "No name" Lake, establishing that the target would require geophysical and geochemical definition. Mapping east of the target, identified a complex intrusive body delineated by outcrops distributed over an area 800 meters in length by 400 meters in width, north-south, east-west respectively. A majority of this outcrop is situated immediately east of "No name" lake in the vicinity of a mag high, 600 meters long by 400 meters wide (designated MH3).

The intrusive is a gabbroic complex, leucocratic to melanocratic, fine to very coarse grain, containing inclusions ranging from centimeter to decimeter of pyroxenite pods, pipes, tabular blocks and round fragments. It is well foliated in places with orientations ranging from east to northeast and is believed to be of Paleoarchean age. The inclusions are inferred to have formed by a process of magma mixing generating turbulence resulting in a hybrid melt characterized by inclusions.

Associated with the gabbro is an ultramafic unit speculated to trend in a northerly direction and therefore orthoganol to the trend of the gabbro. It has been interpreted to extend over an 800-meter length, averaging 50 meters in width. Where the unit crosses the projected strike of the meta-gabbro in the INCO hole, a possible discontinuity develops, which could be result an east-west trending structure.

Phase 2

Phase 1 identified an inclusion bearing gabbroic intrusive with weakly anomalous PGE values in proximity to the sulphidic metagabbro of the INCO hole. The positive results prompted an advance to Phase2. This part of the program focused on the area of "No name" lake. Its objective was to define a potential mineralized zone within the inclusion gabbro as well as to extend the INCO target beyond its inferred limits.

A program of linecutting was initiated on October 22nd and completed on November 24th. An orthoganol grid totaling 30 kilometers was cut with a 2000 meter long baseline oriented at 0600. This grid was used as the control to undertake the soil geochem survey, Maxmin EM survey, Induced Polarization survey and ground magnetometer survey,

– <u>Soil Geochem Survey</u>

Due to the limited outcrop exposure a soil geochem survey was undertaken. Two sampling techniques were employed, a) conventional B-horizon and b) A-horizon MMI. The Mobile Metal Ion process or MMI uses an extremely weak extraction to detect very low concentrations of mobile ions. The method has achieved success over areas of thick overburden as an electrochemical process is invoked to transport ions to surface. A total of 292 B-horizon and 247 MMI samples were collected.

– <u>Maxmin Electro-magnetic and Ground Magnetometer Survey</u>

The Maxim Electromagnetic and Ground Magnetometer Surveys by S.J Geophysics Ltd. resulted in a number of anomalies that provide areas of interest to be correlated with the geological mapping and results of ongoing drilling.

Sampling Method and Approach

Rock Samples

As outcrop warranted, based on oxidation-rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. Where sulphides were present the sampling was influenced by selectively acquiring the best sulphide-mineralized specimens. Data was plotted on 1:10 000 scale topographic base maps utilizing a hand held GPS receiver to locate outcrop and sample sites. Hand held GPS receivers are considered to have an accuracy of +-5 meters. The improvement in the resolution of the signal with the abandonment of "Selective Availability" has added considerable confidence to data plotting. The readings were plotted on base maps referenced to the NAD27 datum and the UTM grid system was utilized for coordinate location.

– B-horizon soil samples

The area of the grid has a soil profile classified as a Podzol and typical of northern Ontario boreal forests. A characteristic profile is an A-horizon, developing an eluviation zone (Ae), typically grey which is followed by an illuviation zone B-horizon, (Bf enriched in iron or Bt enriched in clay) often rusty in appearance. Locally variations exist such as in swampy terrain where a high organic content would designate the soil as a Mesisol.

Conventional soil survey involves the sampling of the B-horizon and typically 300-400 grams of material is placed into kraft paper bags and labeled with an appropriate designation. Notes are recorded as to the terrain, slope, wetness, soil color and depth.

– MMI soil samples

The collection of MMI samples differ from conventional soils in that the sample is collected at a constant depth 10-25 cm below the forest litter generally in the A horizon. The depth is constant with respect to slope. Approximately 500 grams of material is collected and placed into plastic freezes bags.

Sample Preparation and Security

Prior to delivery of the rock and B-horizon soil samples to the lab, all samples were catalogued, bagged and sealed at the field office. From the field office, the samples were transported by company representatives to the ALS Chemex (ISO Certified), prep-lab located in Thunder Bay, Ontario. At the lab, each sample is bar code labeled and scanned to supply tracking information at each stage. Samples are first crushed 70% to <2mm,then split using a riffle splitter to obtain 250 grams of material. These are pulverized to 85% -200 mesh at which stage the samples are considered homogenous. 100 grams of this pulp is then couriered to the ALS Chemex analytical lab in Vancouver, British Columbia. 5 grams of the the pulp is analyzed for 27 elements employing a four acid "near total" digestion of nearly all of the elements for the majority of mineral species. This pulp is analyzed by Inductively Coupled Plasma with Atomic Emission Spectroscopy finish. For gold, platinum and palladium, 30 grams of sample material is fused into a Dore Bead, a mixture of lead-Na2O3-borax-silica. The bead is dissolved with a mixture of hydrochloric and nitric acid (aqua regia) and the elements are analyzed by inductively coupled plasma with mass spectroscopy finish.

Data Verification

ALS Chemex maintains a quality assurance program according to guidelines established in ISO/IES Guide 25, "General requirements for the competence of calibration and testing laboratories". Monthly inter-laboratory test programs are controlled by "quality assurance" staff and regular internal audits are also undertaken. The analytical processes are monitored by the use of reference material and replicate analysis.

PTG maintains its own rigorous quality control by incorporating CANMET certified standards of low, medium and high grade, (Au, Pt, Pd), material into the sample series. In addition one in approximately every 30 samples was a duplicate field sample, as well, the project geologist added blank (barren material from reference outcrop) to the sample runs unbeknownst to the lab.

The quality control procedures did not detect any variance or analytical problems with the assay results.

Recommendations

PTG's fall 2001 reconnaissance exploration program successfully identified an area geologically favourable for hosting PGE mineralization. An inclusion bearing gabbroic intrusion inferred to be the result of magma mixing, in association with an a ultramafic unit, coupled with the geophysical results and the historic drill hole, upgrades the conceptual model target to a drill stage. The following program is recommended by Hanych in the Stucco Report.

Phase 3

- 800 meters of diamond drilling to initially test the "No name" lake target .
- Drilling was completed in early December 2001 as the Stucco report was complied. Gabbro and volcanic host rocks were intersected with sulphide mineralization in 6 holes totalling, 1,200 meters assay results are pending.

Phase 4

- 300 meters of diamond drilling to test the Eula Lake target.
- 400 meters of contingency drilling.

Phase 5

- Based on the success of Phase 4, a summer program of mapping and prospecting would be warranted on the remainder of the property.

Budget

PHASE3

Diamond Drilling 800 meters	$48,000
Geological support	13,600
Drill Access	6,000
Site travel, fuel, ATVs, trucks	2,900
Core Shack	500
Accommodations and meals	3,060
Misc rentals	500
Sample analysis, 400 samples	8,000
Report, drafting, maps etc.	5,000
Travel	1,600
Subtotal	89,160
Taxes	8,900
Subtotal	98,060
Contingency at 10%	9,800
Total phase-3	**$107,860**

PHASE 4

Diamond drilling 700 meters, all inclusive	$84,000

Based on the positive geological results in December 2001, PTG intends to complete the Phase 4 program in 2002. Other budgets and programs for 2002 will be dependent on working capital and comparison of all Project results in early 2002.

Sudbury Properties

Independent Consultant's Report

Hanych, an independent geological consultant, has prepared a report titled "PGM Qualifying Report - River Project" dated December 7, 2001 (the "Sudbury Report") with respect to PTG's properties in the River Valley and Sudbury areas in Ontario (the "Sudbury Properties"). The following information relating to the Sudbury Properties is primarily summarized from the Sudbury Report. The Sudbury Bay Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

The Sudbury Properities acquired by PTG cover portions of the River Valley Intrusive, the Nipissing Gabbro Intrusive and satellite intrusives. The River Valley and Nipissing Gabbro intrusives are known favourable geological environments for hosting concentrations of platinum group metals. These intrusives are currently subject to extensive exploration for PGM, essentially all the areas known to be underlain by River Valley Intrusive and portions of the Nipissing Gabbro having been staked. Exploration efforts are also being directed to the Sudbury Igneous Complex and associated Offset Dikes. Several zones of PGM mineralization have been discovered to date, the most notable of which is the Dana Lake-Lismer's Ridge Zone of the Pacific Northwest Capital/AMPLATS joint venture.


Sudbury Intrusive Complex
Southern Province
Grenville Province
Grenville Front
Southern Province
Grenville Province
Grenville Front
Rathbun Twp.
Kelly Twp.
McNish Twp.
Davis Twp.
Scadding Twp.
Janes Twp.
Street Twp.
Loughrin Twp.
Henry Twp.
Hagar Twp.
Pardo Twp.
Dana Twp.
Hobbs Twp.
McWilliams Twp.
Crerar Twp.
Gibbons Twp.
McCallum Twp.
Thistle Twp.
Bastedo Twp.
Field Twp.
Springer Twp.
Bertram Twp.
Sisk Twp.
McLaren Twp.
Fell Twp.
Grant Twp.
Pedley Twp.
Kenny Twp.
Gladman Twp.
Lyman Twp.
Charlton Twp.
Beaucage Twp.
Goodwin Twp.
Hammell Twp.
Notman Twp.
Blyth Twp.
La Salle Twp.
Osborne Twp.
Stewart Twp.
Merrick Twp.
I.R. 10
Sudbury
Coniston
Hagar
Warren
Verner
Highway 17
Awrey Twp.
Ratter Twp.
Hugel Twp.
Badgerow Twp.
Cleland Twp.
Hawley Twp.
Appleby Twp.
Dunnet Twp.
Kirkpatrick Twp.
Caldwell Twp. Municipality
Sudbury District
Nipissing District
Burwash Twp.
Hendrie Twp.
Jennings Twp.
Casimir Twp.
MacPherson Twp.
Servos Twp.
Hoskin Twp.
Cherriman Twp.
Haddo Twp.
Loudon Twp.
Latchford Twp.
Cosby, Mason and Martland Twp. Municipality
Falconer Twp.
Scollard Twp.
81°00'W
80°30'W
80°00'W
79°30'W
46°45'N
46°30'N
46°15'N
Beaumont Property Location
Brody-Beaumont Property
Overall Drawing Perimeter
Sudbury
SCALE BAR
KILOMETERS
LEGEND
Geology
Sudbury Intrusive Complex
Nipissing Diabase
River Valley Intrusion
Gabbro Equivalent of Nipissing Diabase
Metamorphosed Gabbro Intrusion
Grenville Front
Historic Cu-Ni Mineral Occurrences
Pacific North West /Anglo Platinum Mineralized Zones
Mustang/Impala Mineralized Zones
Mustang North Grid Drill Hole (2001)
PTG Exploration Target (2001)
Property
Platinum Group Metals Ltd. (with perimeter)
Platinum Group Metals Ltd. /Norcal Resources Ltd.
SCALE BAR
5.0 0.0 5.0 10.0 15.0
KILOMETERS
PLATINUM GROUP METALS LTD.
SUDBURY MINING DISTRICT, ONTARIO
Figure 2 (8.5x11 Version)
Sudbury – River Valley Area
Property Location Map
SCALE: 1:200,000
DATE: OCTOBER 2000
EDITED: DEC. .11. 2001
GEOLOGIST: W. HANYCH
DRAWN BY: R. McGREEVY
DWG: See at Left
Dwg Name: Sudbury-8_5x11-QR-Fig2-BW-Dec11-01.Dwg

Hanych was retained to review and evaluate PTG's Sudbury Properties. In 2001, reconnaissance level programs involving geological mapping and sampling, as well as follow-up programs to year 2000 results were conducted, between May 10th to September 3rd. The Sudbury Report is based on field information and data personally collected by Hanych and assistants resulting from these programs, as well as information contained in "Qualifying Report on the River Valley Project, Sudbury, Ontario", written by Hanych for PTG in October 2000.

The Sudbury Report was prepared to supply existing and updated material information on PTG's properties in the Sudbury Region of Ontario for this Circular.

Summary

PTG's 2000 land acquisition program in the River Valley area has established it as one of the PGE explorers in the region. The River Valley intrusion was targeted because of its high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 the River Valley Intrusion has been the focus of PGE exploration by Pacific North West Capital Corp/Amplats, Mustang Minerals Corp/Impala Platinum Holdings Limited.

PTG's summer 2000 exploration program successfully identified several areas geologically favourable for hosting PGE mineralization. These areas, identified in the western limbs of the River Valley Intrusion, were recognized to possess magma mixing zones, containing sparse sulphide mineralization from which samples returned encouraging results. Beyond these areas, several of the properties acquired by PTG are either located in anorthosite bodies of geological similarity to the River Valley Intrusion, or are spatially associated to it.

Based on the favourable results of the 2000 reconnaissance programs, and the on-going success of other players in the area, PTG has continued with its exploration efforts in 2001. Part of this effort was the acquisition of two new properties in the Sudbury region, the South Street Property and the Beaumont Property.

Reconnaissance exploration was carried out on the new properties, the Loughrin North Property as well as a detailed sampling of the "249 target" identified as a result of the 2000 program.

Results from the Sudbury area properties on which exploration was undertaken did not advance them to a higher level. Preliminary findings indicate; PGE anomalous stratigraphy on the South Street property, an unpreserved tectonized basal contact on the Loughrin North property, undermining the potential of this target but offering some potential in the up section stratigraphy, a well mineralized inclusion sulphide PGE enriched zone on the 249 target, but downgraded because of its size potential, and inconclusive results on the Beaumont property despite analytical results yielding significant PGE numbers.

PTG continues to assess its vast property holdings in the Sudbury area. The experience it has gained has been valuable for further work.

Location

The majority of the Sudbury Region properties constitute the River Valley project area, which is situated 40 kilometers northeast of Sudbury, Ontario within NTS reference 41INE. The River Valley claims and landholdings are located in Davis, Janes, Loughrin, Henry, Street, Crerar, Gibbons, and McWilliams Townships. The satellite intrusives are located within NTS sheets 41ISE and 31LNW. The Casimir and Falconer Township claims are situated in NTS map sheet 41ISE approximately 52 kilometers and 71 kilometers southeast of Sudbury respectively, while the Gladman, Hammell and Notman Township claims are located in NTS map sheet 31LNW approximately 110 kilometers east of Sudbury. The remaining property is located 57 kilometers north-northwest of Sudbury, NTS reference 41 I NW, in Beaumont and Sweeney Townships.

Access to these areas is easily gained by motor vehicle along highway 17 east of Sudbury. Highway 535 north and south of Hagar, highway 508 north of Verner and highway 11 north of North Bay, serve as the main north-south arteries for access to the various blocks, while the property north of Sudbury is accessed via highway 84. A brief description of the access to the various land holdings is given below, detailed access and location is described separately under their respective headings further in the report.

Travelling along highway 17 east of Sudbury to the hamlet of Hagar and then north along Highway 535 gains access to the Loughrin-Henry-Davis-Janes-Street Township areas. Access to the Casimir and Falconer Township areas is south of Hagar along Highway 535. Crerar and Gibbons Townships are accessed by travelling north from Verner along highway 508. While, travelling north along highway 11 from city of North Bay accesses the Gladman-Hammell-Notman Township claims. Beaumont and Sweeney Township are accessed via highway 84 from Sudbury to Capreol, then along the "pole line" service road.

Property Descriptions and Tenure

The mining claims on Crown land acquired by PTG in the Sudbury area are recorded with the Sudbury Mining Division of the Ministry of Northern Development and Mines. The recorded claims on file at the Mining Recorder's Office, in Sudbury, are referenced on the claim maps listed below.

Township	Claim Map No.	Township	Claim Map No.
Casamir	G-4023	Hammell	G-1527
Crerar	G-2903	Henry	G-2913
Davis	G-3182	Janes	G-2907
Falconer	G-2927	Loughrin	G-4075
Gibbons	G-1728	Notman	G-1625
Hagar	G-4056	Street	G-4109
Beaumont	G-4010		

Table "A", PTG Claims and Land Holdings Sudbury Area

Description	Year Acquired Abandoned	Townships	No. of Claims	No. of Claim Units	Area (Hectares)
PGM 100%, Bevans, Rintala, Johnson option	2001	Street	11	77	1,232
PGM 100%, Staked and Brady Option	2001	Beaumont	8	106	1,696
PGM 100%, Staked by PTG in 2000	2000	Loughrin, Davis, Janes, Hagar, Street, Casimir, Falconer, Gibbons	30	226	3,616
PGM 100%, Brady-Davis Claims, Optioned from John Brady (Marie Brady - George Van Lith)	2000	Davis	29	40	640
PGM 100%, Positano-Henry Claims, Optioned from James Positano (Albert James Positano, Granpos Ltd.)	2000	Henry	8	24	384

Description	Year Acquired Abandoned	Townships	No. of Claims	No. of Claim Units	Area (Hectares)
PGM 100%, Brady - Janes-Loughrin-Henry Claims-Optioned from John Brady	2000	Janes, Loughrin, Henry	4	37.4	598.4
PGM 100%, Dubeau-Henry Claims - Optioned from Roland Dubeau	2000	Henry	4	22	352
PGM 100%, Barr-Loughrin Claims, Optioned from Tom Barr (ECS Exploration & Construction Services Ltd.)	**2000 2001**	**Loughrin**	**7**	**67**	**1,072**
PGM 100%, Racicot-Loughrin Claims, Optioned from Frank Racicot	2000	Loughrin	2	30	480
Total Claims - PTG 100%			96	562.4	8,998.4
Claims held by PTG. (40%) - Norcal Resources Ltd. (60%) Joint Venture	2000	Notman , Gladman , Hammell	33	380	6,080
Total Claims, PTG 100% + PTG (40%) Norcal (60%) Joint Venture			129	942.4	15,078.4
PGM 100% - Private Option Agreements - Patented Land	2000	Loughrin, Henry, Hagar		31	1,680.3
PTG - Properties Total less abandoned	149		160		16,758.7

Note: Highlighted in Bold Print: Indicates abandoned property

The current land holdings controlled by PTG by staking, optioning or through joint venture amount to 129 unpatented mining claims comprising 942.4 units totaling 15,078.4 hectares. In addition, PTG acquired 31 parcels of patented land, totaling approximately 1,680.3 hectares, through option agreements with patented landholders. A summary of the property holdings is given in Table "A". A detailed listing of all of PGM's land holdings is included in the Sudbury Report and outlined in the following tables:

Claims held 100% by PLATINUM GROUP METALS LTD.

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244356	2000-APR-13	2002-APR-13	8
PLATINUM GROUP METALS LTD.	CASIMIR	S 1244357	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1043528	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	DAVIS	S 1043529	2000-APR-13	2002-APR-13	12
PLATINUM GROUP METALS LTD.	DAVIS	S 1244203	2000-JUN-12	2002-JUN-12	1
PLATINUM GROUP METALS LTD.	DAVIS	S 1244348	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244349	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	DAVIS	S 1244351	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244352	2000-APR-13	2002-APR-13	14
PLATINUM GROUP METALS LTD.	FALCONER	S 1244353	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	FALCONER	S 1244354	2000-APR-13	2002-APR-13	16

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	FALCONER	S 1244355	2000-APR-13	2002-APR-13	16
PLATINUM GROUP METALS LTD.	GIBBONS	S 1226001	2000-MAY-17	2002-MAY-17	1
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244243	2000-MAY-04	2002-MAY-04	5
PLATINUM GROUP METALS LTD.	GIBBONS	S 1244247	2000-MAY-04	2002-MAY-04	8
PLATINUM GROUP METALS LTD.	HAGAR	S 1244777	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HAGAR	S 1244778	2000-JUN-05	2002-JUN-05	2
PLATINUM GROUP METALS LTD.	HENRY	S 1244370	2000-AUG-08	2003-AUG-08	1
PLATINUM GROUP METALS LTD.	HENRY	S 1244371	2000-AUG-08	2004-AUG-08	1
PLATINUM GROUP METALS LTD.	JANES	S 1241415	2000-APR-13	2002-APR-13	7
PLATINUM GROUP METALS LTD.	JANES	S 1244201	2000-APR-13	2002-APR-13	11
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1231144	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1237422	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241413	2000-APR-13	2002-APR-13	10
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241414	2000-APR-13	2002-APR-13	4
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1241416	2000-APR-13	2002-APR-13	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244238	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244239	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	LOUGHRIN	S 1244242	2000-APR-25	2002-APR-25	2
PLATINUM GROUP METALS LTD.	STREET	S 1224339	2000-MAY-10	2003-MAY-09	3
PLATINUM GROUP METALS LTD.	STREET	S 1225733	2000-MAY-10	2002-MAY-10	3
PLATINUM GROUP METALS LTD.	STREET	S 1225734	2000-MAY-10	2002-MAY-10	1

Brady-Beaumont Claims - PGM 100% - Optioned from John Brady and within 10 km area of interest

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY, JOHN GREGORY	BEAUMONT	S 1244457	2000-MAY-10	2002-MAY-10	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1163585	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199236	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199237	2001-AUG-01	2003-AUG-01	5
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199238	2001-AUG-01	2003-AUG-01	6
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199239	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1199240	2001-AUG-01	2003-AUG-01	16
PLATINUM GROUP METALS LTD.	BEAUMONT	S 1249671	2001-AUG-01	2003-AUG-01	15

Brady-Davis Claims - PGM 100% - Optioned from John Brady (Marie Brady - George Van Lith)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111571 - Brady Marie M.	DAVIS	S 721283	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721284	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721285	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 721286	1983-DEC-09	2005-DEC-09	1
111571 - Brady Marie M.	DAVIS	S 787737	1984-OCT-16	2005-OCT-16	1
111571 - Brady Marie M.	DAVIS	S 985106	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985107	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985108	1987-JUN-17	2005-JUN-17	1
111571 - Brady Marie M.	DAVIS	S 985439	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985440	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985441	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985442	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985443	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985444	1987-JUL-14	2005-JUL-14	1

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111571 - Brady Marie M.	DAVIS	S 985445	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985446	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985447	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 985448	1987-JUL-14	2005-JUL-14	1
111571 - Brady Marie M.	DAVIS	S 1117868	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1117869	1991-JAN-10	2005-JAN-10	1
111571 - Brady Marie M.	DAVIS	S 1197272	1996-JUL-25	2005-JUL-25	3
111571 - Brady Marie M.	DAVIS	S 1197515	1996-JUL-19	2005-JUL-19	6
111571 - Brady Marie M.	DAVIS	S 1211069	1996-JUL-19	2005-JUL-19	4
111571 - Brady Marie M.	DAVIS	S 1214990	1996-JUL-25	2005-JUL-25	2

Positano Claims - PGM 100% - Optioned from James Positano (Granpos Ltd.)

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
223726 - POSITANO, ALBERT JAMES	HENRY	S 1179613	1992-OCT-19	2003-OCT-19	1
303028 - GRANPOS LTD.	HENRY	S 1179612	1992-OCT-19	2003-OCT-19	2
303028 - GRANPOS LTD.	HENRY	S 1179637	1993-MAY-21	2003-MAY-21	1
303028 - GRANPOS LTD.	HENRY	S 1237384	1999-MAY-26	2003-MAY-26	4
303028 - GRANPOS LTD.	HENRY	S 1237461	1999-JUL-05	2003-JUL-05	10
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179614	1992-OCT-19	2003-OCT-19	4
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179638	1993-MAY-21	2003-MAY-21	1
221751 - POSITANO, JOSEPH JAMES	HENRY	S 1179639	1993-MAY-21	2003-MAY-21	1

Brady - Janes-Loughrin-Henry Claims - PGM 100% - Optioned from John Brady

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
111562 - BRADY JOHN GREGORY	HENRY /LOUGHRIN	S 1179570	1992-SEP-21	2005-SEP-21	15
111562 - BRADY JOHN GREGORY	HENRY	S 1179571	1992-OCT-05	2005-OCT-05	4
111562 - BRADY JOHN GREGORY	JANES	S 1179496	1992-JUL-24	2003-JUL-24	3.4

Dubeau - Henry Claims - PGM 100% - Optioned from Roland Dubeau

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
127392 - DUBEAU ROLAND	HENRY	S 1228796	1998-DEC-14	2002-DEC-14	1
127392 - DUBEAU ROLAND	HENRY	S 1228797	1998-DEC-14	2002-DEC-14	9
127392 - DUBEAU ROLAND	HENRY	S 1229140	1998-DEC-14	2002-DEC-14	4
127392 - DUBEAU ROLAND	HENRY	S 1229141	1998-DEC-14	2002-DEC-14	8

Racicot -Loughrin Claims - PGM 100% - Optioned from Frank Racicot

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229480	1998-NOV-25	2002-NOV-25	15

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
185390 - RACICOT FRANK CHARLES	LOUGHRIN	S 1229481	1998-NOV-25	2002-NOV-25	15

Johnson-Rintala-Bevans-Street Claims - PGM 100% - Optioned from Cecil Johnson , Richard Rintala and Scott Jobin-Bevans

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
302389 - JOHNSON, CECIL GEORGE	STREET	S 1229541	1999-JAN-21	2002-JAN-21	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244424	2000-AUG-09	2002-AUG-09	8
302389 - JOHNSON, CECIL GEORGE	STREET	S 1244438	2000-AUG-09	2002-AUG-09	1
187631 - RINTALA, RICHARD WAYNE	STREET	S 1223161	1999-JAN-12	2002-JAN-12	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229377	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229543	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229544	1999-JAN-21	2002-JAN-21	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229545	1999-APR-01	2003-APR-01	4
187631 - RINTALA, RICHARD WAYNE	STREET	S 1229551	1999-FEB-08	2002-FEB-08	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230037	1999-APR-01	2002-APR-01	8
187631 - RINTALA, RICHARD WAYNE	STREET	S 1230221	1999-JAN-21	2002-JAN-21	8

Claims held by Platinum Group Metals Ltd (40%) - Norcal Resources Ltd (60%) Joint Venture

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	CRERAR	S 1244350	2000-APR-17	2002-APR-17	14
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244345	2000-APR-17	2002-APR-17	15
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244346	2000-APR-17	2002-APR-17	6
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244347	2000-APR-17	2002-APR-17	16
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244358	2000-APR-17	2002-APR-17	3
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244359	2000-APR-17	2002-APR-17	14
PLATINUM GROUP METALS LTD.	MCWILLIAMS	S 1244360	2000-APR-17	2002-APR-17	10
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244229	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244230	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	GLADMAN	S 1244776	2000-JUN-05	2002-JUN-05	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244207	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244208	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244209	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244210	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244211	2000-MAY-12	2002-MAY-12	8
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244214	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	HAMMELL	S 1244231	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241760	2000-MAY-12	2002-MAY-12	10
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241761	2000-MAY-12	2002-MAY-12	8

Client	Township / Area	Claim Number	Recording Date	Claim Due Date	Claim Units
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241762	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241763	2000-MAY-12	2002-MAY-12	15
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241764	2000-MAY-12	2002-MAY-12	9
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241765	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241766	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241767	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241768	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241769	2000-MAY-05	2002-MAY-05	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241770	2000-MAY-05	2003-MAY-04	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241771	2000-MAY-05	2002-MAY-05	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1241772	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244205	2000-MAY-12	2002-MAY-12	16
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4
PLATINUM GROUP METALS LTD.	NOTMAN	S 1244206	2000-MAY-12	2002-MAY-12	4

PTG holds a 100% mineral interest in the claims staked in Casimir, Davis, Falconer, Gibbons, Hagar, Janes, Loughrin and Street Townships. Two claims in Davis Township (1244348 and 1244349) are subject to a 2% net smelter return (N.S.R). The claims that were staked in Crerar, Gladman, Hammell, McWilliams, and Notman Townships are held with a 40% interest to PTG and a 60% interest to Norcal Resources Ltd. under a Joint Venture agreement.

The balance of the land holdings were acquired by option agreements of unpatented staked crown land or patented landholdings. The unpatented optioned claims total 45 and are comprised of 62 units, amounting to 992 hectares. The patented private land holdings are made up of 31 properties totaling 1680.3 hectares.

The Brady-Janes-Loughrin-Henry, Brady-Davis, Positano and Dubeau claims are all subject to yearly option payments and either net smelter or net profit royalties as well as work commitments. The optioned patented landholdings require minimal yearly payments and no work commitments. The mineral rights on the Beaumont property claims are 100% to PTG, with the exception of claim 1244457, which is subject to an option agreement, and all are subject to a 2% N.S.R. The South Street property acquired in 2001, is subject to an option agreement

As of the date of the Sudbury Report the landholdings were not known to be encumbered by any environmental issues, nor are any of the Crown lands known to be subject to or affected by the Ontario Living Legacy Land Use Strategy or First Nations land claims. Hanych has not conducted a detailed search of title of any treatise, land claims or crown reservations that may affect future title.

The Mining Act allows for mineral exploration to be conducted on mining claims without approval or permitting, with the exception of road construction, building construction and cold water fish habitat stream crossings.

Sudbury Property Option Agreements

Pursuant to an arm's length agreement between PTG, John and Marie Brady and George Van Lith ("Brady-VL"), dated March 29, 2000 (the "Davis Agreement"), PTG has been granted the sole and exclusive right and option to acquire a 100% undivided interest in 29 units in the Sudbury Mining District, which form part of the 34 claims in the Davis-Janes Block (the "Davis Property"), by paying to Brady-VL $60,000 in cash payments over a 3 year period from the date of the Davis Agreement (of which $20,000 has been paid) and issuing a total of 100,000 PTG Common Shares within 2 years of the Davis Agreement. In order to keep the Davis Agreement in good standing within the next 12 months, PTG must pay $20,000 to Brady-VL and issue 30,000 PTG Common Shares. Brady-VL retains a 2% NSR with advance royalty payments of $10,000/year, commencing in the 48th month at $5,000 with $5,000 payable every 6 months thereafter. PTG can acquire 1% of the NSR up to commercial production for $1,000,000.

PTG has also entered into two arm's length option agreements with respect to properties in the Loughrin Township in Ontario that adjoin the Davis Property.

By an arm's length agreement between PTG and Frank Racicot ("Racicot")dated September 27, 2000 and entered into on October 1, 2000 and amended October 4, 2001 (the "Racicot Agreement"), PTG has been granted the right and option to acquire a 100% undivided interest in 2 mineral claims in the Loughrin Township, consisting of 30 units, by paying Racicot $62,500 over a 4 year period (of which $12,500 has been paid) and issuing a total of 80,000 PTG Common Shares within 3 years from the date of the Racicot Agreement. In order to keep the Racicot Agreement in good standing within the next 12 months, PTG must pay $25,000 to Racicot and issue 60,000 PTG Common Shares. Racicot retains a 2% NSR. PTG can acquire 1% of the NSR up to commercial production for $1,000,000.

Pursuant to an arm's length agreement between PTG and Joseph James Positano, Albert James Positano and Granpos Ltd. ("Positano") (the "Positano Agreement"), dated May 18, 2000, PTG has an option to acquire a 100% undivided interest in 34.4 units in the Sudbury Mining Division, which form part of the Henry Block, by paying Positano $85,000 (of which $25,000 has been paid) over a 4 year period from the date of the Positano agreement, issuing a total of 70,000 Common Shares (of which 20,000 PTG Common Shares have been issued) within 4 years of the date of the Positano Agreement and completing and making a final cash payment of $1.5 million at any time up to the commencement of commercial production. In order to keep the Positano Agreement in good standing within the next 12 months, PTG must pay $15,000 to Positano and issue 20,000 PTG Common Shares. In accordance with the terms and conditions of the Positano Agreement, PTG has completed $15,000 in the exploration expenditures of the Henry Block and is required to complete a total of $90,000 in exploration expenditures by May 18, 2005. PTG has granted Positano a 5% Net Profits Interest Royalty.

By an arm's length agreement, dated June 14, 2000, between PTG and Roland Dubeau ("Dubeau") (the "Dubeau Agreement"), PTG has an option to acquire a 100% undivided interest in 24.5 units in the Sudbury Mining Division, which form part of the Henry Block, by paying Dubeau $38,000 (of which $14,000 has been paid) over a 4 year period from the date of the Dubeau agreement and issuing a total of 30,000 Common Shares (of which 10,000 PTG Common Shares have been issued) within 4 years of the date of the Dubeau Agreement. In order to keep the Dubeau Agreement in good standing for 12 months, PTG must pay $7,000 to Dubeau and issue 70,000 PTG Common Shares. PTG has granted Dubeau a 5% Net Profits Interest Royalty.

On May 12, 2000 PTG entered into an arm's length agreement with John and Marie Brady ("Brady") (the "Brady Agreement"). Pursuant to the Brady Agreement, PTG has been granted the sole and exclusive right and option to acquire a 100% undivided interest in 23 units in the Sudbury Mining District, which form part of the Henry Block, by paying to Brady $75,000 in cash payments over a 3 year period from the date of the Brady Agreement (of which $35,000 has been paid) and issuing a total of 80,000 PTG Common Shares (of which 40,000 PTG Common Shares have been issued) within 3 years of the Brady Agreement. In order to keep the Brady Agreement in good standing within the next 12 months, PTG must pay $20,000 to Brady and issue 20,000 Common Shares. Brady retains a 2% NSR with minimum advance royalty payments of $5,000 every 6 months commencing in the 48th month. PTG can acquire 1% of the NSR up to the time of commercial production for $1,000,000.

Physiography and Climate

Local topographic relief is about 63 meters with elevations ranging from 245 to 308 meters above sea level. The last glacial ice sheet, the Luarentide, occurred 20,000 years ago and modified the topography to its existing state. Eskers and low lying sand plains are the result of this glaciation. Moderately rugged bedrock cliffs occur on northern exposures of high terrain, while the low lying areas are typically swamp or spruce bog. Faults and recessively weathered linear geological features have influenced stream and river drainage.

Vegetation is typical of a mixed forest where birch, poplar, pine and maple are the dominant species in the higher sandy drier areas. Spruce, tamarack and cedars occupy wetlands.

This part of Northeastern Ontario experiences hot, wet to dry summers with high's reaching 32°C in July and cold winters with low's of -28°C in January. Annual precipitation is in the order of 880 millimeters.

Infrastructure

The project area is strategically situated between two major population centers of northeastern Ontario; Sudbury population 150,000 and North Bay population 52,000. Sudbury is a major mining center as well as a major government, transportation and educational center for the region and northeastern Ontario. The mining infrastructure for mineral resource development and processing include the sizeable operations of International Nickel Company and Falconbridge Limited. Laurentian University and the Ontario Geological Survey located in Sudbury, provide industry with high quality geological and mining support.

The areas are easily accessed by a network of paved and gravel roads and trails. Highway17 and the CPR main line are major east-west transportation arteries while highway 69 links Sudbury with Toronto. Air service with Toronto is provided daily and air charter for local transportation can easily be obtained.

History

The Sudbury area has continually been explored for Cu-Ni deposits since the late 1800's. Since 1899, when nickel production began in Sudbury, over 52 mines have contributed to meet the world demand for the metal. This demand peaked when the production from Sudbury accounted for 65% of the non-communist world supply. Although the operations in Sudbury have been scaled down, the Sudbury Igneous Complex retains its importance as a major geological feature of economic significance.

Driven by an exploration philosophy to locate a world class Ni-Cu deposit, WMC International Limited targeted areas adjacent to the Sudbury Igneous Complex and the Grenville Front Tectonic Zone. Between 1994-1996 the company staked 2,600 claims and conducted regional exploration programs. At the same time, interest was being directed at the Proterozoic intrusives that form the Huronian-Nipissing Magmatic Belt for their PGM (platinum group metals) potential.

After 30 years of sporadic exploration of the East Bull Lake intrusive, and with the rescinding of the staking moratorium imposed on it by Atomic Energy of Canada, the intrusive became the focus of PGE exploration. By 1998, several companies acquired ground in the areas of the East Bull Lake and Agnew Lake intrusives and initiated PGM exploration. During this period, the anorthosites in Street Township, were recognized by the Ontario Geological Survey as possessing PGM potential. This potential was also extended to the River Valley intrusive complex. Subsequent to the publishing of the OGS report, a very competitive land acquisition program followed. This culminated two years later, when all of the anorthosites that were related to the River Valley intrusive were staked or acquired by the mining sector. Currently the area is subject to extensive exploration for PGE's, with two of the largest PGE exploration programs in the RVI being those of, Pacific Northwest Capital / Amplats joint venture and the Mustang Minerals / IMPLATS joint venture. In November of 2001 Anglo American Platinum Corporation Limited (Amplats) announced their intention to proceed to fund further work through a $2.25M program on its joint venture project with Pacific Northwest Capital.

In early 2000 the area attracted the attention of PTG. With an exploration mandate to acquire priority targets in the River Valley area, PTG launched an aggressive land acquisition program based on the identification of:

1. Unstaked River Valley intrusive.

2. Private land holdings that covered River Valley intrusive.

3. Acquisition of "River Valley type" satellite anorthosite bodies.

4. Acquisition of Nipissing Gabbro in Davis and Janes Townships.

In 2001 PTG expanded its land holdings through the acquisition of the Beaumont Property targeting an intrusive area north of Sudbury.

Geological Setting

Regional Geology

The main body of the River Valley intrusion is situated 40 kilometers east of the Sudbury Igneous Complex, occurring in proximity to the junction of the Superior, Southern, and Grenville Structural Provinces. The River Valley and the Nipissing Gabbro intrusions form part of the Huronian-Nipissing Magmatic Belt, which includes the East Bull Lake and Agnew Lake intrusions to the west.

The River Valley Intrusive (RVI), is a layered mafic complex of a gabbro-anorthosite body, encompassing a land area of approximately 250 km^2. It is located within the Grenville Front tectonic zone and has been age dated at 2475 Ma. The project area encompasses the western and eastern portions of the River Valley intrusive in Street, Loughrin, Henry, Crerar, Gibbons and McWilliams Townships, and straddles the Grenville Front Boundary Fault, proximal to an east-west trending limb of Nipissing Gabbro in Davis and Janes Townships.

Regional Economic Geology

The RVI is regarded as having a high mineral potential for hosting PGE (platinum group elements) mineralization. Since 1998 it has been the focus of PGE exploration by Pacific North West Capital

Corp/Amplats, Mustang Minerals Corp/Impala and more recently by Aquiline Resources Inc, International Freegold Mineral Development Inc, and Canalaska Ventures Ltd.

In response to the numerous PGM occurrences being identified in the River Valley intrusive, the OGS undertook a geochemical study of surficial sediments in 1999. The objective of the program was to identify areas of mineral potential by evaluating the response of different sampling media. The culmination of this work was presented in Open File Report 6010. The study identified that the B-horizon soils and C-horizon tills, provide an effective tool for Pt and Pd exploration.

In addition to the RVI, PGE mineralization potential is known to exist in Nipissing Gabbro intrusions. Dated at 2219 Ma, the intrusions are situated within Huronian sedimentary rocks near the margins of the Superior Province. Cu-Ni-PGE sulphide mineralization occurs proximal to gabbro-sediment footwall contacts. In Janes Township, 50 km northeast of Sudbury, Pacific North West Capital Corp has been exploring a sulphide rich hypersthene gabbro unit in the Chiniguchi River area, reporting values of combined Pt-Pd+Au of up to 9g/tonne in diamond drilling.

Deposit Type and Exploration Model

The objective of the exploration program was to identify mineralized areas based on the same modes of occurrence as the Stucco Project - See "Stucco Property - Thunder Bay Area" description in this Circular.

Exploration

The summer 2001 exploration programs in the Sudbury area consisted of reconnaissance level geological mapping and rock chip sampling and detailed sampling and mapping. Exploration was undertaken on four of the areas and a total of 504 rock chip samples were submitted for analysis. The programs were a follow-up to the 2000 results, evaluation of a priority targets not visited in 2000, and an evaluation of newly acquired properties during 2001. In total 786 rock samples have been analyzed in the two years.

The Sudbury Project area was subdivided into 13 distinct geographic exploration sectors: The table below identifies the areas and bullets their work history and status.

Table C: Sudbury Projects, Exploration Status.

Exploration Area	Acquisition Year	2000 Exploration	2001 Exploration	Status
Beaumont Property	2001		✓	Active
Casamir Property	2000	•	•	Hold
Crerar Property	2000	•	•	Hold
Davis-Janes Block	2000	✓	✓	Active
Falconer Property	2000	•	•	Hold
Henry Block	2000	✓	•	Hold
Janes Property	2000	✓	•	Hold
Loughrin-Henry South Block	2000	✓	✓	Partial abandon

Exploration Area	Acquisition Year	2000 Exploration	2001 Exploration	Status
Loughrin North Block	2000	•	✓	Partial abandon
McWilliams Property	2000	•	•	Hold
Notman Property	2000	•	•	Hold
Street Property	2000	•	•	Hold
South Street Property	2001		✓	Active
✓ Exploration undertaken • No exploration undertaken				

Project Area Rock Types - River Valley Area

The nomenclature used to describe the rock suite of the River Valley intrusion was adopted from the OGS (Ontario Geological Survey) field terms for gabbroic rocks based on visual estimates of the percentage of mafics to felsics:

ROCK NAME	MAFIC %
Anorthosite	0 to <10
Leucogabbro	10 to <25
Gabbro (mesogabbro)	25 to <55
Melanogabbro	55 to <90
Ultramafic	90 to 100

Davis-Janes Block

Location and Access

The center of this block of 32 contiguous claims is located at UTM coordinate 541 000E and 5 165 000N. The claims are in Davis and Janes Townships with 90% of the claims situated in Davis Township.

Access to the area can be gained by travelling along highway 535 north of Hagar, Ontario for a distance of 21 kilometers, to an intersection just north of the Kabikotitwia River at abandoned railway stop Washigama. From here roads and ATV trails provide access to various sectors of the property.

Land Holdings

This block is comprised of 32 contiguous claims totaling 1,658 hectares. The majority of the claims are situated in the southern half of Davis Township. The table below summarizes the claims grouped into this block.

Vendor	Claim No.	Township	Hectares	Mineral Title
Brady/Van Lith	1197515	Davis	96	Option-2% NSR
	1211069	Davis	64	Option-2% NSR
	1117868	Davis	16	Option-2% NSR
	1117869	Davis	16	Option-2% NSR
	630229	Davis	16	Option-2% NSR
	630230	Davis	16	Option-2% NSR
	721286	Davis	16	Option-2% NSR
	647641	Davis	16	Option-2% NSR
	1214990	Davis	32	Option-2% NSR
	681918	Davis	16	Option-2% NSR
	721284	Davis	16	Option-2% NSR
	721285	Davis	16	Option-2% NSR
	681919	Davis	16	Option-2% NSR
	721283	Davis	16	Option-2% NSR
	985108	Davis	16	Option-2% NSR
	1197272	Davis	48	Option-2% NSR
	787737	Davis	16	Option-2% NSR
	985106	Davis	16	Option-2% NSR
	985107	Davis	16	Option-2% NSR
	985446	Davis	16	Option-2% NSR
	985447	Davis	16	Option-2% NSR
	986448	Davis	16	Option-2% NSR
	985439	Davis	16	Option-2% NSR
	985440	Davis	16	Option-2% NSR
	985441	Davis	16	Option-2% NSR
	985442	Davis	16	Option-2% NSR
PTG	1244348	Davis	256	Staked 100%-2%NSR
	1244349	Davis	256	Staked 100%-2%NSR
	1043528	Davis	28	Staked 100%-2%NSR
	1043529	Davis	200	Staked 100%-2%NSR
	1244203	Davis	20	Staked 100%-2%NSR
	1244351	Davis	221	Staked 100%
	1241415	Janes	50	Staked 100%
	1244201	Janes	159	Staked 100%

Previous Work

Historically this area, since the late 1800's has been prospected for gold and base metals. Numerous small pits and trenches attest to the level of interest in the area. Production from operations at the Rose Gold Pit (circa 1983) and Norstar Mine (circa 1985, Groundstar Resources) yielded limited gold and copper ore; 5,000 and 63,000 tons respectively. Summarized below are some of the more significant exploration programs that have been undertaken in the area.

1. 1975, Groundstar Resources, VLF-EM survey.

2. 1979, Kerr Addison Mines, VLF-EM survey, magnetometer survey.

3. 1980-90's, Van Lith/Brady, trenching and rock sampling

4. 1981, Silverside Resources Inc., EM survey and soil geochem survey.

5. 1982, Occidental Petroleum, trenching.

6. 1987, Imperial Metals Corporation, airborne VLF-EM and mag survey.

7. 1988, Imperial Metals Corporation, soil geochemical survey.

8. 1989, Kerr Addison Mines/Minnova Inc., humus survey.

9. 1991, Palkovitz et al, trenching and rock sampling.

Results and Interpretation

Geology and Mineralization

This block of claims straddles the Grenville Front Boundary Fault separating highly deformed gneisses and River Valley intrusive rocks to the south from relatively undeformed Huronian sediments and Nipissing Gabbro intrusive rocks to the north. Two distinct PGE potential environments were investigated; a.) Nipissing Gabbro sills and dikes, b.) River Valley intrusive.

Analytical Data

A total of 37 grab rock chip samples were obtained from various outcrops of Nipissing gabbro. Pt values ranged from <5-30ppb, averaging 7.5pbb, Pd values ranged from <1-28ppb, averaging 6.3ppb and Cu values ranged from 30-849ppm, averaging 142ppm. A clustering of consistently higher values are associated with outcrop #95 (UTM 542 071E/5 165 992N), with 7 samples returning Pt ranging from 10-30ppb, averaging 20.6ppb, Pd ranging from 8-28ppb, averaging 18ppb and Cu ranging from 68-849ppm averaging 211ppm.

Conclusion

The base of the Nipissing Gabbro offers the best potential for hosting PGM mineralization. High magnesium values and embayed contacts identify target areas that would be of interest. However, the mapping and sampling yielded negative results. With the exception of the gabbro situated in the eastern part of Davis Township, the majority of the gabbro in the central portions appears to be too narrow. An insufficient volume of magmatic material exists, which would have limited the magma's capability of generating a significant volume of immiscible sulphides.

River Valley Intrusive

The River Valley intrusive occurs as two separate northeast trending limbs of a folded sill about a northeast-southwest oriented antiformal axis on claims 1244348 and 1244349 within the Grenville Front Tectonic Zone.

The north limb of the intrusive is predominantly melanogabbro gneiss 250 meters wide and mapped for over a 1,000 meter strike length. It is open at both ends. The majority of the outcrops exhibit intense recrystallization and shearing.

The majority of the outcrop is a hybrid package of differentiated melanogabbro-gabbro-norite. Outcrop is abundant, but the complexity of magma mixing made it impossible to detail the individual units at reconnaissance level mapping. An anomalous area of Pt-Pd values occurs in intensely foliated melanogabbro at outcrop #249 (UTM 540 240E/5 163 596N). Grab samples of angular rubble derived from immediate bedrock, originally returned values from sample FDSA4-3 of 197ppb Pt, 492ppb Pd, 166ppb Au with Pt+Pd+Au = 855ppb and in FDSA4-4 150ppb Pt, 271ppb Pd , 198ppbAu with total Pt+Pd+Au = 619ppb.

Analytical Data

In total 38-rock chip samples were obtained from the South Arm River Valley target in 2000. The majority of them were collected from two areas that exhibited sulphide enrichment. The first set of samples, (series WDS157-1 to 5) was from the bronzite ultramafic (outcrop 157, see table below). An anomalously high palladium value of 54ppb in sample WDS157-5 was from a 3-4cm band or layer of bronzite.

Outcrop 157 samples result summary			
Element	Total samples	Range	Mean
Au ppb	5	0-4	3
Pt ppb	5	4-13	8
Pd ppb	5	3-54	21
Cu ppm	5	10-360	217
Cr ppm	5	546-1283	1063
Ni ppm	5	184-410	290
TPM ppb	5	14-62	32

Outcrop 249; 2000

The second set of samples (series DS249-1 to 19) was a follow-up to two rock chip grab samples that returned values of 197ppb and 150ppb Pt and 492ppb and 271ppb Pd (see samples FDSA4-3 and 4). Detailed sampling consisting of 15 rock samples from the outcrop within a 16m^2 area produced the following results:

Outcrop 249 samples result summary			
Element	Total samples	Range	Mean
Au ppb	15	2-481	123
Pt ppb	15	19-332	115
Pd ppb	15	11-913	223
Cu ppm	15	33-1721	594
Cr ppm	15	31-511	149
Ni ppm	15	184-410	290
TPM ppb	15	14-62	32

Three of the samples were continuous rock chips that yielded the following; sample DS249-7/20cm assayed Au 30ppb, Pt 75ppb, Pd 124ppb, Cu 124ppm, sample DS249-8/50cm assayed Au 220ppb, Pt 174ppb,

Pd 358ppb, Cu 1428ppm, sample DS249-10/100cm assayed Au 11ppb, Pt 44ppb, Pd 41ppb, Cu65ppm. Listed below are the results with total precious metals (TPM Au+Pt+Pd) count of >500 ppb.

Outcrop 249 results with TPM greater than 500 ppb						
Sample No	**Au ppb**	**Pt ppb**	**Pd ppb**	**Cu ppb**	**TPM**	**Pt+Pd/Au**
DS 249-4	481	269	630	1009	1380	1.9
DS 249-5	410	332	913	1678	1655	3.0
DS 249-6	134	145	328	686	607	3.5
DS 249-8	220	174	358	1428	752	2.4
DS 249-12	201	173	335	1128	709	2.5
DS 249-13	166	235	301	1211	702	3.2
DS 249-14	359	309	489	1721	1157	2.2
DS 249-15	191	109	442	985	742	2.9
Averages	**270**	**218**	**475**	**1231**	**963**	

Outcrop 249 Area; 2001

The River Valley Intrusive is folded about a northeast trending southwest plunging isoclinal fold, and has differentiated with amphibolite and gabbronorite to norite forming the dominant phases. An intense deformation zone delineates the north contact and is expressed by severe shearing, recrystallization and schistosity. Associated to this deformation, at its northern edge, within the northeast sector of the map area, is outcropping of orthopyroxene (bronzite) ultramafic (websterite), this unit also appears within the southwest sector of the map area, in proximity to the intrusive's southern contact.

In response to the encouraging values as a result of the 2000 sampling, a detailed program involving hand stripping, power washing, channel cutting, sampling, prospecting and mapping was undertaken in the spring and summer of 2001.

An area 35 meters in length by 15 meters in width covering 525m^2 was hand stripped and power washed to expose clean bedrock. The process of power washing involves the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow pressure nozzle.

A total of 158 samples were collected; 100 grab samples, and 58 channel samples from 12 lines.

Although the channel cutting was restricted to the actual outcrop of 249, the sampling, prospecting and mapping extended beyond the showing encompassing an area 750 meters in length by 250 meters in width covering 18.7 hectares.

The PGE mineralization at the 249 showing is associated with a 0.5-1 meter wide, 8 meter long, magma inclusion unit that trends in a northwest-southeast direction. Its northwest end appears to be truncated by an east-northeast trending fault while its southeast end terminates as it narrows. PGE values are associated with sulphide contents ranging from 3-7%, with chalcopyrite constituting 30-50% of the total sulphide estimate.

	Channel Samples			Grab Samples		
Element	Samples	Range	Mean	Samples	Range	Mean
Au ppb	72	1-300	36	100	0-43	9
Pt ppb	72	13-260	17	100	0-80	33
Pd ppb	72	10-516	21	100	3-129	29
Cu ppm	72	14-2181	273	100	12-3885	258
Ni ppm	72	27-655	66	100	28-452	82
TPM all ppb	72	33-1059	75	100	2-122	72
TPM>300 ppb	11	311-1059	610	0	n/a	n/a

The inclusion zone contains anomalous background indicated by a 58% proportion of the channel samples ranging from 51-100 ppb TPM. Higher TPM count is directly related to sulphide content; high precious metal values are associated with in creasing Cu and Ni values.

Conclusion 2001

Outcrop 249 Showing contains anomalous background TPM values in both the channel results as well as the grab samples of the surrounding area. The inclusion zone tends to be enriched with respect to Au versus other outcrop of the area, reflecting an enrichment mechanism, possibly as a result of precious metal concentration in a residual sulphide rich melt, that was turbulent enough to have generated inclusions at the same time scavenging precoius metals from the melt concentrating them into the sulphide fraction.

Although, the summer program expanded upon the results of the previous years work, prospecting and mapping failed to extend the mineralization beyond its know extent. The size limitation of this zone downgrades its potential for further investigation.

<u>Henry Block</u>

Location and Access

This block is comprised of 18 contiguous claims. All with the exception of claim 1179570 are located in Henry Township. The center of the block is situated at UTM 546 000E/5 160 000N. Claim 1179570 is located in Loughrin Township immediately west of Henry Township.

Access to this block is gained by travelling along highway 535 north of Hagar, Ontario for a distance of 14 kilometers. At this point, a road leading east and then north with numerous side trails provides access to the claims.

Land Holdings

This block is basically situated in the northwestern quadrant of Henry Township and is comprised of 15 contiguous claims totaling 1,043 hectares. The table below summarizes the claims grouped into this block.

Vendor/Owner	Claim No.	Township	Hectares	Mineral Title
Positano A.J.	1179612	Henry	16	Option
	1179613	Henry	15	Option
Postano J.J.	1179639	Henry	22	Option
	1179638	Henry	14	Option
	1179637	Henry	9	Option
	1179614	Henry	68	Option
Granpos	1237461	Henry	220	Option
	1229141	Henry	140	Option
	1229140	Henry	16	Option
	1228796	Henry	220	Option
	1228797	Henry	144	Option
Brady J.G.	1179570	Loughrin	240	Option
	1179571	Henry	64	Option
PTG	1244371	Henry	5	Staked 100%
	1244370	Henry	8	Staked 100%

Previous Work

Historically this area has received limited exploration for metallic minerals. The thrust of the work since the 1980's was directed at assessing the rocks of the area for their dimension stone potential.

Results and Interpretation

Geology and Mineralization

River Valley intrusive occupies the eastern third of the Henry block as a 1,500 meter thick sill trending north-northwest and flanked by paragneiss to the east and west. Both contacts exhibit linear zones of tectonic deformation and intense recrystallization with accompanying gneissosity. The western contact with paragneiss is clearly defined by a northwest trending magnetic linear that is associated with the paragneiss unit. Parallel to this linear and 200 meters west of it, a band of fine grained gabbro-melanogabbro 200 meters thick correlates with the RVI. The southern contact of the intrusive with paragneiss is more complex exhibiting juxtapositioning of units as a result of late faulting.

North of the Positano Quarry, an area of high outcrop exposure reveals differentiated anorthosite-leucogabbro-gabbro. Fine to very coarse grained, megacrysts, pegmatoidal and cumulate textured rocks with magmatic layering occupy the central undeformed portion of the intrusive. Locally, mylonitic deformation zones discordant and concordant with the regional foliation exhibit intense shearing and high strain fabric. Areas of hybrid rocks of a gabbro-norite phase, occur in the northern portion (outcrop #45 UTM 546 493E/5 161 670N). Sulphide mineralization is sparse, however, an exfoliated slab from locally derived anorthositic bedrock contained 1/2% blebby chalcopyrite (outcrop #42, sample 42-1, UTM 546 876E/5 161 460N). Another slab 80 meters northwest of the previously mentioned one (outcrop #43, sample 43-1, UTM 546 808E/5 161 488N) contained a coarse bleb of chalcopyrite in an anorthosite with a pegmatoidal amphibole phase. A follow-up soil grid in this area 300x500 meters (covering an area of 1.5 hectares) was established to aid in determining the extent of a potential mineralized zone.

At outcrop #16 (UTM 546 163E/5 161 208N) a lensoidal melanogabbro inclusion measuring 1.4x2.8 meters occurs within sheared and deformed recrystallized gabbro. Chalcopyrite mineralization associated with a quartz pod (15x20cm) at the nose of the inclusion returned a value of 347 ppb Pt.

In the south portion of the Henry block, within claim 1228797 in outcrop area #54 (UTM 546 054E/5 158 716N) a hybrid package of rocks weakly mineralized with disseminated sulphides are spatially associated with a complex intrusive contact area. This contact area displays a juxtapositioning of the regional lithologies and discontinuous trends. The predominant rock types are gabbro-melanogabbro with minor gabbro-norite.

Analytical Data

Within the Henry block 92 rock grab samples and 142 B-horizon soil samples were collected. This sampling can be further subdivided into north Positano Quarry area, 32 rock samples and 127 soil samples; outcrop #16 area, 22 rock samples and 15 soil samples, outcrop #54 area, 19 rock samples.

North Positano Quarry Area

Rock samples from the north Positano Quarry returned values in Pt ranging from <5-30ppb, averaging 10.9ppb, Pd ranging from <1-53ppb, averaging 10.7ppb Pd. The highest Pt value of 30ppb (sample WE33-1) correlates with a very coarse grained cumulate sheared gabbro with grey feldspar and the highest Pd value of 53ppb (sample we20-1) correlates with a cumulate leucogabbro-anorthosite locally sheared containing glassy quartz veins.

Soil samples from the grid area returned combined Pt+Pd values ranging from 1ppb-92ppb. The 92ppb combined value is from a sample (site SP075) that assayed 72ppb Pt and 20ppb Pd. Contouring of the combined Pt+Pd values =10ppb, produced a narrow (20 meter wide) linear trend 300 meters long, closed at the south end but open at the north end. It is at the north end that the high 92ppb value is located. The trend is subparallel to the observed magmatic layering.

A follow-up study of the grid data was undertaken and consisted of rock chip sampling outcrop from the immediate soil sample sites as well as re-sampling and cataloguing the soil profile at site SP075. The soil profile at SP075 has not developed the stratification associated with Podsolic soils. The profile consisted of the A0-A1 horizons. An A2 zone of maximum eluviation was absent. The hole from which the sample derived from bottomed out on outcrop at a 30-cm depth. A re-sample of this dark brown A1 material yielded a result of 173ppb Pt and 31ppb Pd (sample SP75-1). Four meters east of this site, sample SP75-2 was obtained of 'B' horizon material on a terrace bench at the edge of the knoll. This sample returned <5ppb Pt and 5ppb Pd.

Four rock chip samples of bedrock from the immediate vicinity of sample SP075 returned values of Pt ranging from 6-10ppb and Pd ranging from 4-21ppb. Three of the samples were of cumulate leucogabbro and one was an intensely recrystallized melanogabbro. Four other samples were collected along the soil contour trend and returned values in Pt ranging from 1-21ppb and Pd ranging from <5-21ppb. Sample W00819-7 yielded the 21ppb Pt and Pd result, as well as a 599ppm Cu assay. This sample contained 1/8% disseminated chalcopyrite and correlates with outcrop #42, which may be the bedrock source of sample WE42-1, that contained 1/2% blebby chalcopyrite and assayed 13ppb Pt, 9ppb Pd and 514ppm Cu.

Outcrop #16 Area

The area exhibits elevated background with Pt values ranging from <5-47ppb, averaging 20ppb, and Pd values ranging from 3-43ppb, averaging 16ppb. The best results correlate with a lensoidal melanogabbro inclusion within a high strain zone. The most significant Pt and Pd values cluster in association with a quartz pod within the inclusion. A value of 347ppb Pt and 17ppb Pd (sample WP8A) originated from pyroxenite within the inclusion adjacent to the quartz pod. Three re-samples of this site, samples WE16-11, 12 and 13 returned; Pt-10, <5, <5ppb, Pd- 6,3,10pbb respectively. Malachite staining was observed on some of the sample material with disseminated chalcopyrite. The samples assayed 454, 453 and 670ppm Cu. On strike of this area, 40 meters northwest samples WP7A and B returned 221 and 183ppb Pt, 105 and 101ppb Pd and 441 and 850ppm Cu respectively. Sample WE16-6 was a re-sample of WP7A, B, and yielded 46ppb Pt, 33ppb Pd and 102ppm Cu.

Outcrop #54 Area

The initial results from this area (samples WE54-1,2) contained weak Pt and Pd values but indicated higher than usual Cr numbers (274 and 259ppm). On this basis, as well as the geological setting (discussed above) the area was revisited. A total of 17 samples rock chip were collected returning the following results; Pt ranged from 9-49ppb, averaging 27.2ppb, Pd ranged from 8-124ppb, averaging 34.6ppb and Cr ranged from100-283ppm, averaging 200.9ppm.

Conclusion

Contact areas with breccia inclusion zones were not observed, nor were sulphide showings, but this may be function of overburden. Nevertheless, the area does offer potential for hosting PGM mineralization by virtue of its favourable chemistry, reflected by elevated PGE background and low Ti.

The sampling indicated background at the low end of high levels especially in outcrop #16 area, as well as in the anomalous trend defined by the soil survey, paralleling magmatic layering in the North Positano Quarry area. The outcrops of the area form a differentiated complex of anorthosite-leucogabbro-gabbro and gabbronorite. Differentiation by fractionation of magma can produce horizons enriched in PGE mineralization. If sulphide saturation were achieved, then PGM metals would have been scavenged out and concentrated. The large volume of intrusive in this area offers a favourable environment for hosing such a mineralized horizon.

The outcrop 54 area is consistently high in background PGEs in a hybrid zone of magmatic mixing. Although the observed sulphide mineralization is low the area is associated with an inferred contact zone.

Loughrin-Henry South Block

Location and Access

The Loughrin-Henry South Block is comprised of staked and mineral rights acquired lands that cover two spatially distinct limbs of River Valley intrusive in the south half of Loughrin and Henry townships. Three geographically separate areas define this landholding which is centered at UTM coordinate 542 100E/5 155 200N. For the sake of clarity the areas from west to east will be referred to as areas "A", "B" and "C".

Access to area "A" is gained by travelling north of Hagar, Ontario along highway 535 for a distance of 6 kilometers to Ratter Lake road. Westward along this road for a distance of 6 kilometers to Tex's road. North along Tex's road for 3.2 kilometers to the township boundary of Hagar and Loughrin to a junction with an eastward oriented gravel road. This road provides access to claim 1241414; the Car lease and the west portion of claim 1241413. The Van Lith lease is situated 800 meters north of the junction along the extension of Tex's road.

Area "B" is reached by travelling north of Hagar, Ontario along highway 535 for 9.5 kilometers past the village of River Veuve. Lacocste side road west provides access to the Dejardins lease and the eastern portion of claim 1241413 area "A". A gravel pit located on the east side of highway 535, one kilometer north of the village provides a landmark and an access point for the Lefrancois and Simard leases.

Access to area "C" is gained by travelling north of the River Veuve village for a distance of 3.2 kilometers. A junction with a secondary side road-heading west provides access to this area and claims 1244238, 12244239 and 1244242. The furthest west, being claim 1244238 situated 2.3 kilometers from the junction.

Land Holdings

This block consists of staked and private land holdings covering the southern third of Loughrin Township and the southwest quadrant of Henry Township. The block is composed of 9 private landholdings and 6 staked separate claims totaling 896 hectares. The table below summarizes this block.

Vendor/Owner	Claim No-Property Description	Township	Hectares	Mineral Title
Van Lith	N1/2 Lot 8,Con I	Loughrin	64	Option-Patent
Desjardins D.	E1/2 Lot 2, Con I	Loughrin	64	Option-Patent
Lefrancois E.	E1/2 Lot 2, Con II	Loughrin	64	Option-Patent
Lefrancois A.	W1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Langeion R.	E1/2-W1/2 Lot 1, Con II	Loughrin	32	Option-Patent
Carr D.	N1/2 Lot 6, Con I	Loughrin	64	Option-Patent
Roy M.	E1/2 Lot 1, Con II	Loughrin	64	Option-Patent
Lefrancois C.	N1/2 Lot 12, Con I	Henry	64	Option-Patent
Simon J.	N1/2-N1/2 Lot 10 Con I	Henry	32	Option-Patent
	N1/2 Lot 11, Con I	Henry	64	Option-Patent
PTG	1241414	Loughrin	64	Option-Patent
	1241413	Loughrin	160	Staked 100%
	1244328	Loughrin	32	Staked 100%
	1244329	Loughrin	32	Staked 100%
	1244242	Loughrin	32	Staked 100%
	1241416	Loughrin	32	Staked 100%

Previous Work

In the past this area has received limited exploration largely because it was not considered to have high potential for hosting economic mineralization. Summarized below is an outline of the work that was done.

1. 1940-1950, Jefferson I., drilled several short holes in west central Loughrin for uranium mineralization.

2. 1960 circa, INCO apparently drilled one hole into the Lefrancois copper showing.

3. 1973, OGS, Lumbers mapping and compilation of River Valley area resulting in publishing of map P-844.

4. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.

5. 1999, Mandziuk Z., undertook an exploration program of geological mapping, sampling, VLF EM and diamond drilling funded by an OPAP grant. The program covered claims 119977, 1076766 and 119976.

6. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

Results and Interpretation

Geology and Mineralization

This land position covers two limbs of a postulated east-west trending overturned antiform-anticline as suggested by basal ultramafic lithologies. Bronzite ultramafic was noted in the central portion of claim 1244238. The geometry of the north limb is somewhat more complex as a result of a late granitoid phase mixing with the RVI. Minor narrow (1-2 meter wide) east-west trending gabbro-norite layers containing up to 1/2% sulphides are intimately associated with this limb (outcrop #185 UTM 543 255E/5 156 340N). The Lefrancois copper showing (outcrop #139 UTM 543 620E/5 156 407N) represents an injection of a volatile-copper enriched residual fluid related to the emplacement of the granitoid phase since it is devoid of PGE mineralization.

Current reconnaissance scale mapping in this area, indicates that the south contact of the south limb of the RVI is actually located 400 meters north of previously compiled data, so that claims 1241413 and 1241414 are actually south of the intrusive. The south limb occupies the entire Van Lith lease and strikes eastward through the center of the Car lease and the northern 1/2 to 1/3 sections of the Desjardins, Lefrancois and Simard leases.

Mineralization of up to 1/2% sulphides (cp50-po50) occurs on the Van Lith property (outcrop #238 UTM 538 691E/5 154 785N) in melanocratic amphibolite meter scale bands (layers) within a leucogabbro gneiss. The bands represent primary magmatic layering.

At the Car property (outcrop #214 UTM 540386E/5154683N) a tectonic contact between RVI and paragneiss is exposed over a 10-20 meter interval. Auto breccia fragments of intrusive are distributed within the contact zone.

Analytical Data

From the north limb 25 rock chip samples were collected from a suite of gabbroic rocks and primitive gabbro-norite magma. The gabbro-norite assemblage hosted 1/8-1/2% disseminated sulphides in the proportion of cp10-po90. Assays from this unit returned the following result; Pt ranged from 10-93ppb, averaging 38ppb, Pd ranged from 9-80ppb, averaging 35ppb, Au ranged from 14-62ppb, averaging 33ppb, Cu ranged from 128-485ppm, averaging 257ppm.

Few samples were taken from the south limb, as mineralization was sparse, with the exception of the mafic layered leucogabbro gneiss at the Van Lith property. The mafic layers contained 1/2% blebby sulphides (cp50-po50, samples 238-1-6). Assay results of these samples yielded low PGE numbers, but the Cu values ranged from 102-1853ppm. The samples from this site also returned the highest Ti values obtained from the project area. The highest values of 0.636% and 0.633% Ti from samples WLS238-1 and WLS238-2 respectively correlate with the high copper values of 1853 ppm and 664 ppm respectively collected from the east side of the river bank. On the west side of the river bank sample FLSA24-1 returned values of 44ppb Pt, 155ppb Pd and 2117ppm Cu from boulder rubble of gabbro gneiss.

Conclusion

The geological environment of the north and south limb exhibits limited potential for hosting PGE mineralization associated with magma differentiation and fractionation (i.e., reef type). The gabbro-norite unit may represent a primitive melt that has not evolved to any extent. The paucity of the sulphides and the low PGE numbers and the narrowness of the horizons also down grades the area's potential.

On the Van Lith property the mafic layers mineralized with chalcopyrite exhibit a chemical signature atypical (i.e. high Ti) of the project area. These bands may represent primary igneous layering, but it appears that they were not enriched in PGE's despite their favourable chalcopyrite mineralization. Sample FLAS24-1 assayed 199ppb combined PGM and should be followed-up to locate its source.

Janes Property

Location and Access

The Janes property is located in the southwest quadrant of Janes Township and consists of one claim centered at UTM co-ordinate 544 450E/5 163 800N. The property is accessed by driving north of Hagar, Ontario, on secondary road 535 for 20 kilometers to the southern claim boundary. The road continues northwestwards bisecting the claim.

Land Holdings

This property consists of one claim as summarized below.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PTG	1179496	Janes	64	Option

Previous Work

This claim by itself has not received any documented exploration in the past. It has been included in regional reconnaissance surveys simply because of its geographic location. In this respect, the following programs have covered the area.

1. 1969, Kennco, regional airborne geophysical survey.

2. 1973, Lumbers, Geological Compilation Map P844 at a scale of 1:63360.

3. 1995, WMC International Limited, geochemical, geological, airborne and ground geophysical reconnaissance surveys of for massive sulphide mineralization of a large land holding that included parts of Loughrin Township.

4. 2000, Ontario Geological Survey, Regional geochem survey of distribution of platinum, palladium, gold, kimberlite indicator minerals and base metals in surficial sediments in the River Valley area.

Results and Interpretation

Geology and Mineralization

This property is predominantly underlain by River Valley gneissic gabbro that trends from 070° to 080° and dips steeply to the southeast. No significant mineralization was encountered. The rocks are identified as belonging to the River Valley intrusive, but the limited size of the property impedes a geological interpretation, that evaluates its significance.

Analytical Data

A total of 19 rock chip samples were collected. The best result was from a coarse cumulate gabbro with mafic megacrysts that returned values of; 25ppb Au, 40ppb Pt, 50ppb Pd and 135ppb Cu.

Soil sampling did not reveal any anomalous PGE trends. From 44 samples collected two contained anomalous values of Pt (BJS13 and BJS14, 14 and 10ppb respectively).

Conclusion

No areas of mineralization were observed on the property and the analytical data suggests that this portion of the cumulate gabbro is not enriched in platinum group metals.

Loughrin-North Block

Location and Access

The Loughrin Property is situated 45 kilometers northeast of Sudbury, Ontario within NTS sheet 41INE. The center of this block of 30 contiguous claims is located at UTM NAD 27 coordinates 539 950E and 5 162 150N.

Access to the area can be gained by traveling along highway 535 north of Hagar, Ontario for a distance of 19 kilometers, to the intersection of a southwestward heading gravel road. Traveling along this road in a general west-southwest direction for 6.2 kilometers reaches the eastern boundary of claim 1229480. The claims are further accessed by trails suitable for ATV transportation.

Land Holdings

This property consists of two unpatented 3 x 5 mining claims totaling 30 units. The property is subject to annual option payments and a 2% net smelter return (N.S.R). The claims were staked in 1998 and are in good standing until their anniversary date of November 25th, 2002. The claims are summarized below:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Racicot F.	1229480	Loughrin	256	Option
Racicot F.	1229481	Loughrin	256	Option

Previous Work

Historically Loughrin Township has seen limited exploration reflected by the dearth of assessment filings and mineral prospects. The previous work in Loughrin Township is similar to the previous work outlined for the Davis-Janes Block.

Results and Interpretation

Geology and Mineralization

The River Valley Intrusive on the property occurs 1000 meters south of the Grenville Front within the Grenville Front Tectonic zone and has been subjected to regional metamorphism at the upper amphibolite facies. The intrusive trends in general northeast direction within the claim block and then swings eastward beyond the eastern claim. It averages 1400 meters in width and constitutes 80% of the bedrock on the property. The majority of the surrounding country rock is paragneiss, although locally alkali intrusive is also present.

The River Valley intrusive suite comprises the majority of bedrock underlying the property. Its distribution is characterized by two domains, an eastern suite dominated by anorthositic to leucocratic gabbro, and a western suite dominated by melanocratic gabbro. Separating the two domains, is a northwest tending fault that truncates magnetic linears and igneous stratigraphy.

The contact areas of the RVI were selected as targets for hosting contact breccia related mineralization. In Dana Township the mineralized zones in the RVI being explored by Pacific Northwest Capital are directly related to high magma dynamics. The process results in brecciation that generates autoliths and xenoliths contaminating the magma affecting sulphur saturation. Therefore, where breccias are developed mineralization increases and where magma dynamics are low, mineralization is absent.

Sulphide mineralization on the whole is scarce on the Loughrin property and, more importantly, rare along contacts. This may be a reflection of either:

1. magma evolved in a dynamically suppressed environment.

2. tectonic overprinting affected contact preservation.

Typically one would expect breccia development within 300 meters of a footwall contact if a dynamic process was active. At the Loughrin property this was not observed.

Analytical Data

In total 39-rock chip samples of various rock types were obtained from the area. The total precious metal count-TPM (Au+Pt+Pd) for these samples ranged from nil to 123ppb with an average of 20.9ppb. Only two samples returned a TPM greater than 100ppb. The highest recorded values from sample 114418 are from a rather bland, foliated melanogabbro containing trace chalcopyrite. A TPM value of 123ppb (Au=20, Pt=73, Pd=30) was obtained from this sample. The TPM value correlates with higher than average Cu content of 539ppm but a low Ni content of 20ppm.

One other anomalous sample 114365 returned a TPM value of 110ppb (Au=2, Pt=14, Pd=94) from rusty pegmatoidal mafic patches in anorthosite with no association to Cu or Ni.

Conclusion

Sampling of various lithologies based on sulphide content and texture did not identify significantly anomalous areas. The results are a reflection of the scarcity of sulphides. The average background PGE content of all the samples is 8.8 and 9.8ppb Pt and Pd respectively. This is somewhat lower than values encountered in unmineralized portions of the RVI at the Dana Lake-Lismer's Ridge zones, where unmineralized lithologies average 9.4 and 15.4ppb Pt and Pd respectively.

Although, a significant portion of the Loughrin property is underlain by River Valley intrusive, the paucity of sulphide mineralization especially in contact areas, downgrades this target as having a high potential for hosting significant PGE mineralization. The best potential remains with stratigraphic horizons within the intrusion.

South Street Property

Location and Access

The Street Property is located 30 kilometers east-northeast of Sudbury, Ontario within NTS sheet 41INE in the southwest quadrant of Street Township.The center of this block of 8 contiguous unpatented claims is located at UTM NAD 27 coordinates 530 500E and 5 155 000N.

The property is accessible from both the east and west ends and since the access from the east is easier, it will be described. Travel east on Highway 17 from Sudbury, Ontario to the village of Markstay about 40 kilometres. From the main intersection in the village north on Main street for 6.9 kilometers to a "Y" fork marked as Crerar road. A short distance to McNabb road then west for 2 kilometers turning north along the Street Loughrin township line for an additional 1.1 kilometers. At this point ATV transportation is required to travel westward along an old lumber road for 1,300 meters. From this point a new ATV trail was cut for 800 meters northwesterly to reach the area of the main showings.

Land Holdings

The property consists of 11 unpatented contiguous mining claims totaling 77 units comprising 1,232 hectares. The claims are recorded in the Sudbury Mining Division on claim map G-4109. The claims are subject to an option agreement between PTG and S. Jobin-Bevans, R.Rintala and C. Johnson. Under the option agreement PTG has the right to acquire a 100% interest subject to annual option payments over a two-year period. Below is a summary of the property.

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Jobin-Bevans S. Rintala R.Johnson C.	1229544	Street	128	Option
	1229545	Street	64	Option
	1229543	Street	128	Option
	1223161	Street	128	Option
	1229377	Street	128	Option
	1229541	Street	128	Option
	1230221	Street	128	Option
	1229551	Street	128	Option
	1230037	Street	128	Option
	1244424	Street	128	Option
	1244438	Street	16	Option

Previous Work

The area in Street Township underlain by Grenville Province rocks was not considered in the past to posses high mineral potential, with the exception of industrial minerals as is highlighted by the garnet quarry operated by Jarvis Ltd. northwest of the property. Most of the surveys over the area have been regional in context and are reported for the other property blocks other than the 1999 work of Jobin Bevins and Johnson under OPAP Grant OP99-297, prospecting, sampling VLF surveying and ground magnetometer surveying of current property.

Results and Interpretation

Geology and Mineralization

The summer 2001 program's objective was, to expand upon the favourable results reported by the vendors and to investigate the distribution of River Valley Intrusive, with respect to the its geological setting as mapped by the Ontario Geological Survey.

The geology of Street Township is bisected into two domains defined by the northeast-southwest trending Grenville Front. The northwest sector is comprised of Huronian Super group metasediments and Nipissing Gabbro while the southeast sector is dominated by amphibolite facies migmatite, ortho and para-gneisses and River Valley Intrusive. All of the above have been intruded by olivine diabase dykes of the Sudbury Dyke Swarm.

The River Valley Intrusive occurs as a concentric-elliptical body oriented with its long east-west direction estimated at 2,500 meters, and a width estimated at 1,000 meters. This geometry, has been interpreted to be the result of multiple folding. "The body has a general crescentric-domal shape, reflecting a type-2 fold interference pattern (Ramsey 1967), whereby an earlier recumbent fold has been refolded about a steeply inclined axis."[1]

Prior to commencement of the program, 5 samples were collected from the site of CJ99-M01 to verify reported assay results, (see table below).

Sampler	Sample Number	Grid locate	Pt ppb	Pd ppb	Au ppb	TPM
Ontario Geological Survey, Easton	98RME-0064		85	144		
	98RME-0024		64	102		
	96RME-0213		72	40		
Vendors	CJ99-M01	875E/BL	244	543	344	**1131**
	CJ99-M02	907E/10N	283	381	186	**850**
PTG Samples Project Geologist	114001	Main showing 700E/075N	182	245	161	**588**
	114002		165	473	281	**919**
	114003		62	109	67	238
	114008		175	396	217	**788**
	114009		88	196	96	380
	114004	875E/BL	113	95	63	271

The verification samples were identified as melanogabbro to gabbronorite containing 1-10% disseminated interstitial sulphides with minor stringer sulphide. The sulphides exhibited an equal proportion of pyrrohtite to chalcopyrite, and although the results did not yield higher numbers, they were encouraging. These results, coupled with the sulphide content, warranted a detailed sampling, prospecting and mapping program, the objective of which was to extend the mineralization beyond the showing, to an area that would offer some size potential.

The vendors had established an exploration grid on the property as part of their OPAP 99 program. The grid was constructed with an east-west baseline 1,900 meters long with 200 meter spaced cross lines from 1+75W to 13+00E. The section from 5+00E to 11+00E was cut with cross lines at 50-meter spacing. This grid served to define areas for prospecting, sampling, and data compilation.

Analytical Data

Main Showing Mineralization

A total of 53 samples were collected from the Main Showing; 4 grab samples, 3 continuous chip samples and 53 channel samples from 10 lines. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out and placed into a sample bag with the appropriate label. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

A summary of the results of this sampling is outlined in the table below.

Element	Tot samples	Range	Mean
Au ppb	53	5-281	33
Pt ppb	53	24-182	53
Pd ppb	53	18-473	71
Cu ppb	53	74-2936	308
Ni ppb	53	50-1170	127
TPM all ppb	53	59-919	157
TPM >300 ppb	4	380-919	669

The channel sampling focused on an area 25 meters long by 20 meters in width, between 6+97E to 7+22E and 0+20N to 0+40N, representing a total area of $500m^2$. Although the area contains anomalous background PGE, its concentration to economic grades was not encountered, as is supported by the values of the 53 channel cuts that average 157.4 ppb TPM.

Main Showing East

An outcrop located at 7+43E and 0+15N of preserved melanogabbro with minor epidote alteration and trace to 1% disseminated sulphide was sampled, as a follow-up to a grab sample that assayed 588 ppb TPM (114001).

Element	Tot samples	Range	Mean
Au ppb	8	11-90	37
Pt ppb	8	27-150	73
Pd ppb	8	19-190	71
Cu ppb	8	106-646	243
Ni ppb	8	54-256	103
TPM all ppb	8	57-430	181
TPM >300 ppb	1	n/a	430

A continuous chip over 4.9 meters yielded a weighted average of 194 ppb TPM over the interval. The best value of 430 ppb TPM correlates with a sample that contained 1% sulphide, with an equal proportion of chalcopyrite to pyrrhotite.

875 Showing

This showing is locate near the baseline at 8+75E. The rocks appear more deformed than those at the Main Showing, exhibiting stronger foliation. Amphibolite predominates with minor gabbronorite. Quartz veining is also present. The original site sampled by the vendors returned a value of 1131 ppb TPM, and although it was not confirmed by a subsequent verification sample (271 ppb TPM), the site was sampled in detail by channel cutting.

Element	Tot samples	Range	Mean
Au ppb	10	11-63	29
Pt ppb	10	13-113	36
Pd ppb	10	11-95	34
Cu ppm	10	148-594	259
Ni ppm	10	62-180	93
TPM all ppb	10	35-271	99
TPM >300 ppb	0	n/a	n/a

A total of 10 channel samples were collected over a channel cut 5.3 meters in length. All of the samples yielded anomalous but low results.

800-75E Area

This area is located on line 800E and 0+75N, was channel sampled in detail in order to acquire a representative cross-sectional sample of flat lying bedrock that exposed the contact between the Lower and Middle series. An inclusion zone, measured over an area 6 meters in width by 10 meters in length occurs at this contact between the Middle series amphibolite and Lower series leucogabbro. It is defined by a sharp micaseous layer (fault), 8 cm wide accompanied by intense shearing over I meter in width in the amphibolite. The contact strikes at 085o and dips 55o to the southeast. The inclusions were observed for a distance of 3 meters into the leucogabbro and were characterized by heterolithic stretched elliptical autoliths, leucocratic to melanocratic, ranging in size from 2-3 meters to 30-50 centimeters. Three lines totaling 6.5 meters in length were cut across the section from which 14 channel samples were obtained.

Element	Tot samples	Range	Mean
Au ppb	14	0-12	3
Pt ppb	14	0-31	14
Pd ppb	14	0-31	12
Cu ppm	14	1-211	87
Ni ppm	14	8-183	93
TPM all ppb	14	0-50	29
TPM >300 ppb	0	n/a	n/a

Lines 1 and 2 totaled 5.3 meters in length and cut across the contact 1meter in the amphibolite with the remainder in the inclusion bearing section. Line 3 was cut across an inclusion. In both cases no sulphide mineralization was observed and the results yielded low PGE values.

Beyond the showing areas, the Middle and Upper Series, as well as the upper portion of the Lower Series of the intrusive, received high prospecting coverage. From these areas, a total of 131 grab samples were collected, 63 from the East sector, and 68 from the West sector.

	STREET EAST			STREET WEST		
Element	Samples	Range	Mean	Samples	Range	Mean
Au ppb	63	0-1100	36	68	1-102	10
Pt ppb	63	0-69	17	68	0-55	5
Pd ppb	63	0-48	21	68	0-162	11
Cu ppm	63	11-1690	273	68	5-2062	220
Ni ppm	63	12-191	66	68	9-319	63
TPM all ppb	63	0-1094	75	68	0-199	26
TPM>300 ppb	1	1094	n/a	0	n/a	n/a

The above data indicates the east section is slightly enriched in PGE's and associated elements with respect to the west section.

Conclusion

Detailed channel sampling failed to establish significant PGE mineralization within the showing areas and concentrated prospecting did not turn up any new discoveries. Despite the original encouraging grab samples, which tend to bias the sample towards the "better" mineralization, reconnaissance grab sampling also returned negative results. It would appear that mineralization on the property is restricted to a portion of the central Upper Series, and could not be extended beyond its known current limits.

Street Property

Location and Access

This property is situated in the northwest sector of the southeast quadrant of Street Township, with a center locate at UTM co-ordinates 529 500E/5 157 500N. Access to this claim block is reached by driving east on highway 17 for 15 kilometers to Kukagami Lake road near the hamlet of Stinson. North on Kukagami Lake road for approximately 6 kilometers to a gravel road that heads east. Proceed along this road for one kilometer to a point where its direction changes to the northeast. The western boundary of the claim block is located one kilometer east of here.

Land Holdings

This block is comprised of 3 contiguous unpatented claims totaling 112 hectares. The claim details are summarized in the following table:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
PTG	1224339	Street	48	Staked 100%
	1225733	Street	48	Staked 100%
	1225734	Street	16	Staked 100%

Previous Work

A considerable amount of work in this township was done in the north and northwest portions, northwest of the Grenville Front Boundary Fault. Recent work related to industrial minerals (garnet) has been focussed southeast of the fault. No significant previous work has been completed which focussed on PGM's.

Local Geology and Mineralization

Street Township straddles the Grenville-Southern geological province boundary at the extreme western end of the River Valley intrusive. The property is situated within 800 meters to the west of a lobe of the intrusive. Published maps indicate that migmatitic biotite gneisses oriented in a northeast direction underlie this area. Current mapping by the Ontario Geological Survey has identified River Valley related igneous bodies that in the past were not recognized.

Conclusion

This property has not been subjected to detailed geological investigation. The recognition of previously unmapped or unidentified River Valley related intrusions offers potential for locating them on the property. To a certain degree, this will be influenced by the limited land position.

Beaumont Property

Introduction and Terms of Reference

In August of 2001 PTG entered into an agreement with John Brady, a Sudbury prospector ("Brady"), to option one claim and stake seven additional claims, based on reported anomalous PGE boulders from Burnish Creek in Beaumont Township, and a concept generated by Brady. The claims are located in Beaumont Township and are situated in the Sudbury Mining Division located about 50 miles north of Sudbury and cover a large portion of Nipissing Gabbro. Earlier that summer, Brady had gathered some angular boulder samples from Burnish Creek and had them assayed for PGE's. Some of those boulders contained anomalous PGE values.

Hanych was hired as an independent consultant to prospect and sample the claims in an attempt to locate the possible source of the anomalous PGE boulders. Haynch sampled various boulders from Burnish Creek in an attempt to duplicate some of the anomalous values. Additional rock samples were obtained during the course of conducting strategic reconnaissance traverses: Fifteen stream sediment samples were taken from the various streams that drain into the watershed, including Burnish Creek that covers the claim block. Six field days were spent by Racicot with an assistant examining and sampling the property between October 9th- 17th, 2001 inclusive.

The results of those traverses and sampling program is reported under Results and Interpretation and serves as part of a technical report for the Information Circular to shareholders. It should be pointed out that Racicot has an option agreement with PTG on two claims in Loughrin Township, initiated in Oct. 2000. Haynch does not hold any direct or indirect interest in the Beaumont project claims, nor does he expect to receive any.

Location and Access

To get to the Brady claims, one proceeds north from Sudbury along highway 80 to Capreol for about 23 kilometers. Proceeding north along Highway 84, which goes through Capreol, proceed for about 13 kilometers and the turn west at the main fork towards Moose Mountain. From here proceed on the main road past the Moose Mountain open pits for about 24 kilometers until the road comes to the pole line. The road more or less follows the pole line north for about 15 kilometers until it comes to the small CNR train stop of LaForest situated on the west shore of Post Lake. The claims can be accessed either by walking along the tracks- or more readily by traveling by boat southeast along Post Lake.

Property Description and Tenure

Pursuant to an arm's length agreement (the "Beaumont Agreement") dated August 22, 2001 between PTG and Brady, PTG has the right to acquire a 100% undivided interest in and to 7 mineral claims, 6 of which have been registered to PTG, consisting of 256 hectares, in the Beaumont Township in the Sudbury Mining Division (the "Beaumont Property"). The claim numbers are as follows: 1163585, 1199236-119240 inclusive and 1249671 and were all staked in 2001. Claim number 1244457 is still registered to Brady but is included as part of the Beaumont Agreement. Under the terms of the Beaumont Agreement, PTG is required to make cash payments to Brady totalling $90,000 over a period of 48 months ($10,000 has been paid) and issue a total of 170,000 shares over a period of 48 months (of which 10,000 have been issued). The next installment payment of $20,000 and 40,000 shares is due on or before August 1, 2002 in order to keep the Beaumont Agreement in good standing. To date a total of $14,547 has been expended on the Beaumont Property.

Details of the claims are summarized as follows:

Vendor/Owner	Claim No	Township	Hectares	Mineral Title
Brady J.	1244457	Beaumont	256	Option
Platinum Group Metals	1163585	Beaumont	256	Staked 2%nsr
	1199236	Beaumont	256	Staked 2%nsr
	1199237	Beaumont	80	Staked 2%nsr
	1199238	Beaumont	96	Staked 2%nsr
	1199239	Beaumont	256	Staked 2%nsr
	1199240	Beaumont	256	Staked 2%nsr
	1244457	Beaumont	256	Staked 2% nsr
	1249671	Beaumont	240	Staked 2%nsr

Physiography and Climate

The topography in Beaumont Township is typical of the Canadian Shield; the relief is subdued- but rugged. In the southeastern portion of Beaumont Township the northeastern bank of the Vermillion River is formed by cliffs about 75 metres above the river. These cliffs belong to the Gowganda Formation. In general, the most rugged terrain is underlain by Nipissing Gabbro.

The main regional drainage flows from northwest to the southeast. At the northern boundary of Sweeny Township- about 3 kilometers north of Laforest the Vermillion River (Post Lake), is only about 28 kilometers south of the height of land separating James Bay from the Great Lakes- St. Lawrence drainage system.

Vegetation in this area of northeastern Ontario is typical mixed forest consisting of birch, poplar and pine in the elevated areas of the township. One notable exception is the ridge of Nipissing Gabbro over claim 1163585 situated in the eastern portion of the claim block. The spruce trees are so dense on this ridge that in some instances it is very difficult to follow a designated traverse without the use of an axe.

This part of Northeastern Ontario experiences hot to dry summers with temperatures ranging from 32 degrees C in the summer and temperatures as low as - 40 degrees C in the winter. Annual precipitation is up to 880 millimeters.

Regional Geology

The project area and surrounding terrain is underlain by Precambrian rocks consisting of metavolcanics intruded by granitic rocks and mafic dykes. Huronian metasediments rest unconformably on top of these basement rocks while Nipissing (quartz) gabbro sills and dykes and olivine diabase dykes intrude the basement and Huronian rocks.

What also makes this area economically intriguing and warrants the time and effort spent is the fact that Sudbury offset dykes, in particular the Foy offset dyke has been traced as far north as the northeast corner of Botha Township- about 2-3 km southeast of Beaumont Township and 6-7 km southwest of Burnish Creek. The Sudbury Event produced brecciation of the country rock, which resulted in various offset dykes being emplaced in all directions from the Sudbury Intrusive Complex (SIC) footwall contact. Offset dykes are known to carry high PGE values and economic concentrations of copper and nickel.

Much of the map-area is covered with a discontinuous veneer of Pleistocene deposits.

Property Geology

The most prominent geological feature on the claim block is a northwest trending fault/structure which cuts through Post Lake and Graveyard Lake. The oldest rocks in the claim group are Archean granites. Resting conformably on these, in the southeast portion of the claim block, is the Bruce Formation conglomerate with localized bedding. Resting unconformably on these rocks are Gowganda sediments; a series of various clastic sediments and conglomerate. Both the Bruce and Gowganda Formations trend northwest, parallel to and in close proximity to a northwest trending fault, which resulted in the formation of Post and Graveyard Lakes. A northwest trending Nipissing Gabbro sill intrudes the drainage valley, as does a younger northwest trending olivine diabase dyke.

Burnish Creek, where the anomalous PGE boulders were located, originates to the west and southwest and cuts through granite and some Nipissing Gabbro. The last 200 metres or so, of Burnish Creek cuts through possible Bruce Formation conglomerate (as indicated on OGS map 2261) before it empties into Graveyard Lake.

Near the southwest portion of the property, OGS map 2261 indicates there is a small outcrop of mafic rock, which is interpreted as being an Archean dyke. This outcrop was not visited by Haynch.

Previous Work

Although the area immediately to the west and south received much exploration activity in the past and even recently- historically much less exploration activity was conducted in Beaumont Township particularly within the property boundary.

Virtually all of the recorded work in Beaumont Township in the assessment files at the Mining Recorders office in Sudbury, refers to uranium exploration.

In 1999, the Ontario Geological Survey undertook a regional stream sediment, outwash, till and esker sampling survey and published the results of this work in 2000, under Open File Report 6002.

The most recent on site investigations were conducted by John Brady in 2001. In June 2001, Brady took six samples of the boulders situated in Burnish Creek immediately beside and downstream of the CNR tracks. Brady also commissioned two days of geophysics (magnetometer/VLF survey) over specific areas of the claim group in close proximity to Burnish Creek.

Results from the Brady sampling program are listed below:

Sample	Au ppb	Au check ppb	Pt ppb	Pd ppb	Cu ppm	Cu%	Ni ppm	Co ppm
3751	69	51	182	103	>10000	1.02	5430	192
3752	2537	2585	3566	5986	6500		3020	153
3753	147		96	202	5150		398	32
3754	165	159	432	717	7580		4000	188
3755	168		463	483	9290		8620	370
3756	74		250	153	>10000	1.27	6650	301

Thin sections of three of the above rocks were made and sent to consulting geologist Dr. Walter Peredery for detailed analysis. Dr. Peredery is a former Inco geologist and has extensive experience with the 'Sudbury Ores'. A summary of his observations and his additional remarks are listed below:

Sample No. 3752- (chloritized gabbro),originally the rock was probably a fine grained gabbro and subjected to strong deformation with subsequent growth of porphyroblastic biotites.

Sample No. 3755- (chloritized, sheared gabbro), the rock consists of mafic, highly chloritized lenses and fine grained patches that could be relics of altered gabbro

Sample No. 3756- (inclusion-bearing siliceous Nipissing diabase), in hand sample the rock consists of siliceous bluish coloured angular fragments of metasediments in altered gabbroic rock. Disseminated and stringer sulphides are associated with the gabbro rock.

Exploration

Six field days were spent prospecting and sampling the project area, by Racicot and an assistant in October 2001. Hundreds of outcrops were examined and 41 rock samples were taken. Fifteen-stream sediment samples were taken from the various streams that drain into the watershed that covers this intrusive, including Burnish Creek. All samples were submitted to Bondar Clegg Labs for analysis.

Results and Interpretation

The sample site in Burnish Creek, where the anomalous sample values were obtained by John Brady was visited and several boulders were sampled (114611-114614). The highest PGE values came from 3 of the 4 samples taken from this site. The results of those samples are listed below:

Sample	Au ppb	Pt ppb	Pd ppb
114611	3	<5	<1
114612	906	216	2418
114613	212	686	575
114614	14	187	42

Conclusion

Samples from the railroad rock cut, of Bruce Formation paraconglomerate located about 800 metres southeast of Burnish Creek, contained rocks that were identical to one set of rock types found in Burnish Creek. That being the case, it is possible that the other mineralized boulders might have a local source. The rock cut mentioned above was thoroughly prospected and 8 samples were taken. The presence of blue quartz from this outcrop highlights Peredery's comment of blue quartz in his report.

The relative proximity of the Nipissing Gabbro in the area, leaves open the possibility that the other "exotic" angular boulders could possibly have a local source, and were placed in Burnish Creek during the initial railway construction process.

Sampling Method and Approach

As outcrop warranted, based on visible oxidation-rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. The majority of the sampling was influenced by selectively acquiring sulphide-mineralized specimens. Data was plotted on 1:10 000 scale topographic base maps utilizing a hand held GPS receiver to locate outcrop and sample sitesThe readings were plotted on base maps referenced to the NAD27 datum and the UTM grid system was utilized for coordinate location.

Areas that required detail representative sampling were first hand stripped and power washed to expose clean bedrock. The process of power washing involved the removal of light overburden by blasting it with water, delivered from a gas powered water pump through a narrow high pressure nozzle.

Once the bedrock was cleaned, allowing detailed inspection, channel lines were marked to serve as guides for the cutting. The channel samples were cut with a gas powered diamond saw, by cutting two parallel lines 3-5 centimeters apart along a length predetermined by sulphide content and lithology. The retained block was then pried or chiseld out, then placed on their side adjacent to the cut, and logged prior to placement into a sample bag and appropriately labeled. The sample interval along the outcrop was also marked and labeled to the corresponding sample number. Where the outcrop was too jagged for saw cutting, continuous chip samples were taken.

Some areas that required follow-up were also soil sampled. Soil sampling of the B-horizon was undertaken at stations established by compass and hip-chain A reference station located by GPS was established as a datum. A total of 180 soil samples were collected.

Sample Preparation and Security

Prior to shipment of the field samples, they were catalogued, bagged and sealed at the field office. The field office also served as a secure storage site until there was sufficient volume for transporting. Normally, they were not kept in storage for more than 10 days. When the samples were ready for shipment they were transported to Sudbury and dispatched by courier to the laboratory.

The rock and soil samples were sent to the Bondar Clegg laboratory located in Val d'Or, Quebec. The samples were analyzed for gold, platinum and palladium combined with a multi-element analysis of 35 additional elements. Upon receipt of the samples at the lab, each sample is identified and uniquely labeled with a lab code. Once all the samples have been catalogued, each sample is crushed 75% to-10 mesh. A 250 gram split of this material is then pulverized 95% to -150 mesh. The rejects of the -10 mesh are boxed and stored for future reference and the -150 pulp is bagged for analysis. From the pulp, 30 grams of material is fused into a Dore Bead, a mixture of lead-Na2O3-borax-silica. The bead is dissolved with hydrochloric and nitric acid and the elements are analyzed by Direct Current Plasma Spectrometry. The DCP unit is calibrated to reference standards and the samples are run.

Data Verification

Bondar Clegg's quality control program is ISO accredited. Their methodology of including one reference, one blank and one duplicate for each 17 samples ensures the quality of the results. Performance quality logs are retained and are available for review upon request. In addition to this, PTG established further controls. One in approximately every 20 samples was a duplicate sample; as well, the project geologist added blank duplicates to the sample runs unbeknownst to the lab. Commercially available, certified reference material containing low, medium and high grade platinum and palladium standards were incorporated into the sample series.

These quality control procedures did not detect any variance or analytical problems with the assay results

Rutledge Lake Property, Northwest Territories ("NWT")

PTG Report on Rutledge Lake Property

During 2001 PTG completed an exploration program including drilling on the Rutledge Property. A summary report was prepared by Mr. Dennis Gorc, the Vice President of Exploration of PTG, entitled "Diamond Drilling and Geophysical Report on Rutledge Lake Property" (the "Rutledge Report"). Mr. Gorc is not independent from PTG but he is a qualified professional geologist, (P. Geol). Mr. Gorc's report was prepared to summarize PTG's work and to make preliminary recommendations for further work. The Rutledge Report was also supplied to Impala Platinum Holdings, of South Africa, in satisfaction of a Right of First Offer agreement with them. The following information on the Rutledge Lake Property is summarized primarily from the Rutledge Report. The Rutledge Report may be reviewed in its entirety at the offices of PTG during normal business hours until a period of 30 days after the Amalgamation Date.

Introduction

The Rutledge Report discusses the results of PTG's Winter 2001 Exploration Program on its Rutledge Lake Property in the Northwest Territories. The aim of the program was to investigate and test sulphide mineralization for platinum group element metals (PGEs). Previous exploration on the property had discovered extensive sulphide mineralization and outlined at least 80 exploration targets. Of these targets, three targets were chosen which were judged as having the best potential for PGEs.

The program included linecutting and emplacement of two grids (North and South Grids) followed by Max-Min EM, Magnetometer and Induced Polarization ground geophysical surveys designed to investigate known showings and Airborne Geophysical Anomalies. The results of these surveys in turn would aid in the location of the diamond drilling to follow. A total of 10 diamond drillholes (1,072m (3,517 feet)) were completed. Additional mineral claims were also staked. The field portion of the program was completed during the period of March 1 - April 16,2001.

Location, Physiography, Climate, Access and Infrastructure

The Rutledge Lake Property is located 210 km SE of Yellowknife, 190 km N of Fort Smith, and 52 km SE of Great Slave Lake. The property is centered on latitude 61o 37'N and longitude 110 o 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15.

Access to the property is by float-plane or helicopter air charter from either Yellowknife, Fort Smith or Hay River. All three centres are accessible via provincial highways and have airports with commercial flights to Edmonton. The shore of Great Slave Lake lies 52 km to the northwest, and from there, barge transport could be used to reach the nearest railhead at Pine Point, which is situated 210 km to the west. Provisions, basic equipment and supplies are readily available from these centres. Yellowknife, the largest of the centres, is home to both the Provincial and Federal seats of Government for this portion of the NWT. For the Winter 2001 Exploration Program Yellowknife was used for logistical support.

There are two fishing lodges located on Rutledge Lake which are in operation during the summer months. Each of the lodges can accommodate 10 -15 people, depending on availability, and have boats and outboard motors for rent. For this program PTG refurbished and added to a camp constructed on the property by previous operators. This camp was used to house the 10 man crew during the Winter 2001 Exploration Program. The camp is located on an island less then 2 km south of the High Grade Kizan Showing within the northern part of the Rutledge Property.

The Rutledge Lake area lies near the tree line of the northernmost regions of the Boreal Forest. Discontinuous permafrost underlies much of the region. Although winters are typically long and cold, with snow cover lasting from October to May, Rutledge Lake is typically ice-free from early June to mid-October. The annual range of temperature is extreme, ranging from -30o C or less in the winter to over 30° C in the summer. Precipitation averages less than 40 cm per year.

The property covers a sizeable portion of Rutledge Lake in a region of low topographic relief, with hills rarely exceeding 50 m.

Property Description and Claim Information

The Rutledge Lake Property is located 210 km SE of Yellowknife, centered on latitude 61o 37'N and longitude 110 o 45'W, and covers portions of NTS 1:50,000 scale mapsheets 75 E/7, E/10 and E/15. Mineral claims in this region are administered by the Federal government through an office in Yellowknife.

During the Winter 2001 Exploration Program seven additional mineral claims were staked, PGM 11 - PGM17. These new claims extended the property to the north and south. Of these, two claims (PGM 16 and 17) were still awaiting approval as of the date of the Rutledge Report.

Pursuant to an arm's length agreement (the "Rutledge Agreement") dated June 7, 2000 and amended June 7, 2001, between PTG and Messrs. Bill Kizan and Lloyd Anderson (collectively "Kizan"), PTG has the right to acquire a 100% undivided interest in and to 12 mineral claims, consisting of 25,024 acres, in the Rutledge Lake area, Northwest Territories (the "Rutledge Lake Property"). Under the terms of the Rutledge Agreement, PTG is required to make cash payments to Kizan totalling $100,000 over a period of 48 months ($12,500 has been paid) and issue a total of 100,000 shares over a period of 48 months (of which 10,000 have been issued). The next installment payment of $22,500 and 40,000 shares is due on or before June 7, 2002 in order to keep the Rutledge Agreement in good standing. PTG must also incur $1,000,000 in exploration and development expenditures within 5 years of the date of the Rutledge Agreement. As at August 31, 2001, a total of $509,758 has been expended on the Rutledge Property in 2000 and 2001.

Since PTG acquired the property in June 2000, it has staked an additional 21 claims (17,584 ha (43,450 acres)). The property presently totals 33 claims (27,711 ha (68,474 acres)). Although the new claims are held under PTG's name and license, they are also subject to the terms of the Rutledge Agreement.

Table 1 : Rutledge Property - Claim Information

Claim Name	Tag No.	NTS Sheet	Acres	Hectares
RANKI 1	F59334	075-E-10	1,807.75	731.59
RANKI 2	F59335	075-E-10	1,601.15	647.98
RANKI 3	F59336	075-E-10	1,807.75	731.59
RANKI 4	F59337	075-E-10	2,479.20	1,003.32
RANKI 5	F59338	075-E-10	1,549.50	627.07
REC 4	F43174	075-E-10	1,678.63	679.33
REC 5	F43175	075-E-10	2,582.50	1,045.12
REC 7	F43177	075-E-10	2,582.50	1,045.12
REC 9	F43179	075-E-10	2,582.50	1,045.12
REC 16	F43186	075-E-10	1,178.95	480.76
REC 30	F29630	075-E-15	2,582.50	1,045.12
REC 31	F29631	075-E-15	2,582.50	1,045.12
REC 3	F69771	075-E-10	1,678.63	679.33
REC 10	F69774	075-E-10	2,582.50	1,045.12
REC 12	F69779	075-E-10	2,582.50	1,045.12
RUT1	F69772	075-E-10	981.35	397.15
PGM 1	F69781	075-E-10	2,199.16	889.99
PGM 2	F69782	075-E-10	1,630.84	659.99
PGM 3	F69783	075-E-10	2,474.05	1,001.23
PGM 4	F69777	075-E-10	2,385.76	965.50
PGM 5	F69776	075-E-10	2,291.82	927.49
PGM 6	F69780	075-E-10	2,529.03	1,023.48
PGM 7	F69783	075-E-10	1,738.32	703.45
PGM 8	F69784	075-E-10	605.90	245.21
PGM 9	F69785	075-E-10	2,254.14	912.25
PGM 10	F69786	075-E-10	1,924.26	778.75
PGM 11	F71479	075-E-10/15	2,582.50	1,045.12
PGM 12	F71480	075-E-10/15	2,582.50	1,045.12
PGM 13	F71481	075-E-10/15	2,582.50	1,045.12
PGM 14	F71482	075-E-10/15	2,582.50	1,045.12
PGM 15	F71483	075-E-10	2,582.50	1,045.12
PGM 16	Pending	075-E-7	2,582.50	1,045.12

Claim Name	Tag No.	NTS Sheet	Acres	Hectares
PGM 17	Pending	075-E-7	97.00	39.26
33 claims	Totals		68,474.69	27,711.32

Claim Name	Tag No.	Expires	Notes
RANKI 1	F59334	22-Dec-05	Assessment Filed- Pending Approval
RANKI 2	F59335	22-Dec-03	Assessment Filed- Pending Approval
RANKI 3	F59336	22-Dec-04	
RANKI 4	F59337	22-Dec-07	Assessment Filed- Pending Approval
RANKI 5	F59338	22-Dec-09	Assessment Filed- Pending Approval
REC 4	F43174	9-Jul-04	Assessment Filed- Pending Approval
REC 5	F43175	9-Jul-02	Assessment Filed- Pending Approval
REC 7	F43177	9-Jul-02	Assessment Filed- Pending Approval
REC 9	F43179	9-Jul-03	Assessment Filed- Pending Approval
REC 16	F43186	9-Jul-07	Assessment Filed- Pending Approval
REC 30	F29630	23/10/02	
REC 31	F29631	23/10/02	
REC 3	F69771	28-Aug-05	Assessment Filed- Pending Approval
REC 10	F69774	28-Aug-02	
REC 12	F69779	28-Aug-02	
RUT1	F69772	28-Aug-03	Assessment Filed- Pending Approval
PGM 1	F69781	28-Aug-02	
PGM 2	F69782	28-Aug-02	
PGM 3	F69783	28-Aug-02	
PGM 4	F69777	28-Aug-02	
PGM 5	F69776	28-Aug-02	
PGM 6	F69780	28-Aug-02	
PGM 7	F69783	17-Nov-02	
PGM 8	F69784	17-Nov-02	
PGM 9	F69785	17-Nov-02	
PGM 10	F69786	17-Nov-02	
PGM 11	F71479	29-Mar-03	
PGM 12	F71480	29-Mar-03	
PGM 13	F71481	29-Mar-03	
PGM 14	F71482	29-Mar-03	
PGM 15	F71483	29-Mar-03	
PGM 16	F71485	26-Apr-03	
PGM 17	F71486	26-Apr-03	

Exploration History

Sulphide showings and gossans were discovered by Mr. W. Kizan and Mr. L. Anderson, two prospectors, along and near the shore of Rutledge Lake in 1980. Several of these showings returned anomalous copper (Cu), nickel (Ni), molybdenum (Mo) and gold (Au) and Mr. Kizan and Anderson subsequently staked the original claims over the property.

Massive sulphide (Ni-Cu) deposits were the primary exploration target completed on the property between 1989 to 1997. The exploration history is summarized in Table 2. Exploration models included the Thompson Nickel Belt and Outokumpu Cu/Co/Zn deposits. Geophysics, including airborne and ground geophysical surveys, and prospecting were the primary exploration methods used. Geological mapping and minor soil sampling was completed over some showings, One of the previous operators on the property, BHP Canada Ltd. (BHP), mapped the shoreline geology of the property., A total of 2500m of diamond drilling in 29 drill holes, which tested 18 geophysical targets, have been completed which tested 18 geophysical targets.

An airborne geophysical survey outlined 81 multiple anomaly AEM conductors of varying lengths, of which 29 are rated A+, A or A-. Many of In most cases, gossans and/or semi-massive to massive sulphide occurrences have been found spatially coincident with the AEM conductors; indicating that strong potential exists for significant extent to many of the sulphide zones. Of the 29 A-rated conductors, 12 have been drill tested. Six additional, weaker conductors have also been also been drill tested. Many of the AEM conductors are co-incident with airborne magnetic anomalies.

A total of 1861 samples of all types (rock chip, drill core, soil and vegetation) have been taken on the property. Because of the previous focus on Ni-Cu massive sulphide exploration, only 849 of the 1861 samples taken were analyzed for platinum and palladium. BHP did not initially analyze their 1989 samples for Pt/Pd until a review of the program results in 1990; at which time it was decided that all 1989 samples returning greater then 1000 ppm Ni would be run for Pt/Pd. It was this re-run, that included the sample, which returned the surprise result of 48.8 g/t Pt from the Kizan Showing.

In 2000, PTG contracted APEX Geoscience to conduct a field exploration and staking program on the Rutledge Property. One of the objectives of the program was to confirm the high grade 48.6 g/t Pt value returned from a sample collected by BHP in 1990/91 at the Kizan Showing. A total of 10 rock sawed channel samples were taken at the showing and included a value of 55.44 g/t Pt re-confirming the 48.8 g/t Pt BHP sample. An additional 78 rock samples were taken at selected outcrops of mineralized mafic rock at various locations on the property. In addition, ten mineral claims, totalling 8,369 ha (20,679.95 acres) were staked.

Table 2 : Summary of Previous Exploration
Summary of Previous Rutledge Lake Exploration Work and Expenditures 1983-1997

Work Type	Amount
Airborne Geophysical Surveys	2,696.5 line-km
Ground Geophysical Surveys	294 line-km
Geochemical Samples - Rock, Soil, Drill Core	1,861
Diamond Drill Holes (1986-1987)	29 holes - 2,500.71 m
Expenditures: 1983-1997	$1,704,598

Year	Description of Work	Mining Firm
1939	Geological mapping in area by Geological Survey of Canada	GSC Henderson (1939)
1980	Prospecting by prospectors Kizan and Anderson, Trigg, Woollett Consulting Ltd. examines data	Kizan and Anderson
1981	Regional Reconnaissance: 485 km of airborne geological mapping. Ground geological examinations at 65 locations	Bill Grubstaking Syndicate - Trigg, Woollett Consulting Ltd.
1982	Geological mapping - prospecting: 72 rock samples assayed (17 chip, 55 grab)	Enex Resources Ltd. - Trigg, Woollett Consulting Ltd.
1983	Geological mapping in area by Geological survey of Canada (1:30,000 scale) Airborne Geophysical Survey: 2,211.5 km of INPUT EM and magnetometer surveying at 350 m spacing Ground VLFEM and magnetometer surveying Geological mapping and prospecting Grid surveying and line cutting 254 soil and rock chip samples	Geological Survey of Canada Culshaw (1984) Enexco International Ltd. - Questor Surveys; Paterson, Grant and Watson Enexco International Ltd. - Trigg, Woollett Consulting Ltd.
1986	Geological mapping (1:5,000; 1:1,000 and 1:500 scales) Prospecting, sampling (237) and assaying 19 diamond drill holes (1,135.51 m) testing 12 conductors Ground TEM and magnetometer surveying (93.28 km) 8 conductors	Enexco International Ltd. - Trigg, Woollett Consulting Ltd. and Olson Consulting Ltd. Hearst and Paterson Paterson, Grant and Watson Ltd.
1987	Geological mapping; Petrological studies 9 diamond drill holes testing 9 conductors 322 core samples Ground Geophysics: 51.25 km of magnetometer and 47.25 km of Crone PEM and DEEPEM surveying over 8 INPUT conductors	Enexco International Ltd. - Trigg, Woollett Consulting Ltd., Olson Consulting Ltd. and Geoplastech Inc. Hearst and Paterson Paterson, Grant and Watson Ltd.
1988	Geological mapping in area by Geological Survey of Canada	Bostock (1988); GSC report
1989	Geological mapping (1:1,000 scale) Petrological studies Prospecting 216 rock samples collected	BHP Canada
1990	Geological mapping (1:10,000 and 1:1,000 scales) Prospecting 322 rock samples collected and assayed Ground mag, MAXMIN horizontal loop EM and gravity surveying over 3 grids	BHP Canada
1995	Staked RANKI 1 to RANKI 5 mineral claims	Kizan and Anderson
1996	Prospecting 377 rock grab and chip, soil and vegetation samples Compilation of previous work	Reliance Energy Corp. - APEX Geoscience
1997	Ground Geophysics: 36.925 km magnetometer, 31,325 km of VLF-EM, and 33.525 m of I ILEM over five conductors	Reliance Energy Corp. - APEX Geoscience - Patterson Mining Geophysics Ltd.

Geological Setting

Regional Geology, Tectonics and Metamorphism

The Rutledge Property is underlain by a metamorphosed volcano-sedimentary belt, at least 60 km in length and up to 17.5 km in width. This sequence occurs within an Proterozoic Orogenic belt and is an extension of the Thelon Orogen to the north, separated by the Macdonald Fault (Great Slave Lake Shear Zone), a major crustal transform-fault zone. These Proterozoic belts separate the Slave Province to the north, and the Rae and Hearne Provinces to the east.

The property and Rutledge Lake Complex is located near the western boundary of the Talston Magmatic Zone, an extensive belt of Proterozoic granitoid plutonism extending from Great Slave Lake into Alberta. The Buffalo Head accretionary terrane (2.3 to 1.9 Ga) adjoins the Talston Magmatic Zone to the west. The tectonic history includes a period of rifting similar to that occurring along Archean craton border zones with adjoining Proterozoic belts in other parts of the Canadian Shield. Mafic/ultramafic intrusives are associated with this period of rifting.

The area has been affected by a relatively high degree of metamorphism and tectonisim which has destroyed original textures and compositions.

The structural history is complex and includes several episodes of faulting and folding producing a variety of tectonic fabrics.

The above tectonic-thermal events have produced a complex geological picture which has yet to be adequately deciphered. Regional geological mapping to date has been sparse, incomplete, and limited to small areas. Cullen (1984) did a field season of mapping in the vicinity of Rutledge Lake and has provided useful information on the geology of the Rutledge Complex.

Property Geology

Geological Overview

Early explorers on the property (Pawliuk and Olson (1981) had described the Rutledge area to be underlain by a sequence of metamorphosed basic, intermediate and felsic tuffs with locally interbanded felsic to intermediate rocks between units. Later more detailed mapping by Cullen (1984) and BHP 1989/90 indicate the Rutledge Complex to be roughly divided into two halves: paragneisses, metapelites and orthogneisses with lesser mafic/ultramafic intrusives to the west and a paragneiss-metabasite (metamorphosed mafic volcanics) sequence of the Mama Moose Complex to the east.

The main episode of sulphide mineralization occurring at Rutledge Lake is associated with ultramafic/mafic intrusions which were emplaced post the main episodes of deformation along fault structures. Although some deformation has been noted within these bodies overall the amount of deformation is noticeably less then the adjacent rock units. Where seen on the ultramafic/mafic bodies are small bodies several metres across up to outcrop size occurring along a linear structure.

Structural Geology

The Rutledge area has a complex structural history with a considerable amount of deformation with well developed gneissic fabric and tight isoclinal folding. With quartz blades stretched to aspect ratios of 10:1 or greater suggests substantial lateral strain and deformation. Primary fabrics are destroyed and replaced by tectonic fabrics. BHP in it's mapping in 1989/90 suggest aspect ratios as high as 1:50 to 1:100.

Mineralization

Overview

There are several types of mineralization occurring within the Rutledge Property of which pyrrhotite-dominated Ni-Cu-PGE sulphides associated with ultramafic/mafic intrusives are of the greatest interest. Some of the additional types of mineralization may be remobilized from Ni-Cu-PGE sulphides during one the extensive episodes of deformation and metamorphism.

With over 81 airborne conductors many associated with the 75 sulphide showings discovered to date and with previous drilling intersecting sulphide mineralization up to 30.8 m in width and 200 m to depth all suggest that there is a significant mineralizing system at Rutledge Lake.

Mineralization types occurring on the property :

(a) Cu, Ni ± PGEs - Pyrrhotite-dominated massive sulphide and sulphide breccia associated with ultramafic/mafic intrusions; sulphides include: pyrrhotite with lesser pyrite, chalcopyrite, pentlandite, molybdenite, chromite and spinel.

(b) Stratabound pyrrhotite-pyrite hosted within paragneisses and affected by F1 folding and S1 shearing.

(c) Chalcopyrite with lesser pyrrhotite and pentlandite occurring within structural flexures and shears adjacent type i massive sulphide/ sulphide breccia mineralization. This mineralization occurs is limited to small pockets up to 3 cm across.

(d) Arsenopyrite, +/- Au, +/- PGE's. This mineralization occurs as narrow zones towards the edges of type i massive sulphide mineralization. An example of this mineralization would be the high grade Kizan showing in the northern part of the property. Arsenopyrite with or without quartz and +/- Au but containing no PGE's occurs outside the areas of ultramafic/mafic intrusions.

(e) Sphalerite - galena mineralization (relatively rare). One 15 cm wide zone was found in a fault zone adjacent near a zone of type i mineralization. Narrow vienlets and/or fracture coatings with sphalerite and galena also occur at other locations.

Type iii chalcopyrite mineralization appears to of limited extent and not significant. It is uncertain whether mineralization is a remobilization of type i massive sulphide mineralization or a separate mineralizing event.

There are also unanswered questions concerning type iv arsenopyrite mineralization. It has been suggested the Kizan showing which contains high As, Au and PGE values reflects remobilization from the nearby type i mineralization. Although this is certainly a possibility this conclusion is unsure since there are a number of arsenopyrite showings elsewhere on the property which contain no PGE's.

Buhlmann (1989) suggests an additional style of disseminated to banded strata-bound mineralization hosted by graphitic black schist (originally a water-lain tuff or black shale). Sulphides include pyrrhotite and pyrite with lesser chalcopyrite, molybdenite, pendlandite and chromite. This mineralization type was not noted by other workers on the property including BHP.

Rutledge 2000 Exploration Highlights - Platinum Group Metals Ltd.

2000 Exploration Highlights - Rutledge Lake Property

Channel Samples - Rock Sawed Samples

Sample ID	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum (g/t)
0MLN 001	Conductor 10	0.70	2023	1314	93	15	36	
0MLN 002	Conductor 10	0.70	1502	1519	138	18	41	
0MLN 003	Conductor 10	0.50	1872	2146	100	17	59	
0MLN 004	Conductor 10	1.00	2904	2209	147	7	58	
0MLN 005	Conductor 10	1.00	1312	1710	262	>5	51	
0MLN 006	Conductor 10	0.40	326	743	908	257	141	
0MLN 007	Conductor 10	0.40	704	1035	2336	+10000	560	55.44
0MLN 009	Conductor 10	1.00	2465	1926	136	>5	14	
0MLN 010	Conductor 10	1.00	339	349	35	40	9	

Rock Samples - Grab Samples

Sample ID	Area	Width (metres)	Copper (ppm)	Nickel (ppm)	Gold (ppb)	Platinum (ppb)	Palladium (ppb)	Platinum (g/t)
0ANP010	Conductor 10	Rock grab	446	1129	224	13	55	
0ANP011	Conductor 10	Rock grab	1991	2244	163	11	55	
0ANP012	Conductor 10	Rock grab	1477	1648	1139	>5	29	
0ANP013	Conductor 10	Rock grab	1874	1686	171	>5	38	
0ANP014	Conductor 10	Rock grab	2935	73	-5	>5	3	
0ANP015	Conductor 10	Rock grab	321	234	29	6	15	
0ANP016	Conductor 10	Rock grab	698	642	53	8	22	
0ANP017	Conductor 10	Rock grab	2221	1691	131	>5	36	
0ANP018	Conductor 10	Rock grab	1234	1241	82	10	33	
0DBP100	Conductor 6a	Rock grab	496	160	46	5	6	
0DBP101	Conductor 6a	Rock grab	529	129	50	5	8	
0DBP102	Conductor 6a	Rock grab	3084	1681	183	>5	16	
0DBP103	Conductor 6a	Rock grab	2129	1113	122	>5	23	
0DBP104	Conductor 6a	Rock grab	1518	2624	221	6	27	
0DBP107	Conductor 5a	Rock grab	2574	1006	65	>5	14	
0DBP109	Conductor 5a	Rock grab	1407	1056	69	13	34	
0DBP130	Conductor 10	Rock grab	1322	2217	184	220	54	
0DBP131	Conductor 10	Rock grab	1575	1338	167	287	29	
0DBP132	Conductor 10	Rock grab	1644	1974	109	16	49	
0DBP133	Conductor 10	Rock grab	1915	1554	255	11	41	
0DBP151	Conductor 10	Rock grab	3309	199	160	455	47	

Winter 2001 Exploration Program Results

Aims and Objectives

The aim of the program was to investigate the PGE-Ni-Cu mineralization occurring on the Rutledge Lake Property. One of the primary objectives was to study further the PGE content within the mineralization as well as to outline economic zones of PGE mineralization. This program was designed as a winter program because much of the selected target areas were under water and therefore more readily investigated when the lake was frozen. The program was designed in two parts :

(a) Linecutting and Geophysics - Max-Min EM, Magnetometer and Induced Polarization (I.P) Surveys to investigate the zones of mineralization and help define drill targets.

(b) Diamond Drilling - Drill test mineral showings and coincident geophysical anomalies indicating strike extensions to the surface showings.

Objectives of the geophysical surveys were :

(i) Outline strike and depth extent of known mineralized zones partially exposed on surface. Which would provide some guidelines for determining drill targets.

(ii) Outline new parallel additional mineralized zones not previously recognized.

(iii) Further determine and establish the geophysical responses and signatures of the mineralized zones. When combined with the drillhole data this would provide a geophysical methodology for investigating other mineralized zones and conductors on the property

Diamond Drilling

Overview

A discussion of the observations and results from the diamond drilling will follow. All drillholes intersected sulphide mineralization often over widths measured in 10's of meters. Mineralogy and geochemistry of the sulphide mineralization intersected is typical of magmatic Ni-Cu-PGE deposits.

Core samples returned highs of :

Platinum	- 388 ppb	Molybdenum	- 442 ppm
Palladium	- 125 ppb	Zinc	- 1,824 ppm
Gold	- 513 ppb	Lead	- 305 pm
Copper	- 9,181 ppm	Silver	- 9.7 ppm
Nickel	- 3,527 ppm	Vanadium	- 376 ppm
Chromium	- 1,423 ppm	Arsenic	- 669 ppm
Cobalt	- 676 ppm		

In terms of PGE's the drilling intersected only geochemically anomalous values.

North Grid-Kizan High Grade Pt Showing- DH-RL-01 to DH-RL-07

A total of 7 drill holes (724 m) were completed in the vicinity of the Kizan 55 g/t Pt showing. Holes RL-01-01 and 02 were located on L450N and directly undercut the showing and co-incident Maxmin EM conductor. Hole RL-01-03 was located on L700N tested the western edge of the conductive zone and an I.P. chargeability high at a depth of 65m. Holes RL-01-04,06 and 07 were located on L550N approximately 100m northeast of Holes RL-01-01 and 02. These holes on the same section and were designed to further test the extension of the mineralization intersected in RL-01-01 and 02 and the mineralization exposed on surface on Sulphide Island. One should note that drill hole 6R015 drilled in 1986 was located near L500N. Hole RL-01-05 was drilled on L400N and was designed to test SW extensions.

The drilling did not intersect the high-grade platinum mineralization at the Kizan showing from which a sawn channel sample taken in 2000 returned 55 g/t Pt.

Wide zones of massive sulphide and sulphide breccia were intersected measured in 10's of metres. The drilling indicates that the mineralization at depth is more extensive then the small pods of sulphide seen on surface. Major sulphides include pyrrhotite which is by far the predominant sulphide with lesser pyrite, chalcopyrite and rare arsenopyrite.

Sampling Procedures – Analytical Methods – Quality Control Program

A total of 582 samples were submitted to Bondar-Clegg Labs of North Vancouver , B.C. for Pt-Pd-Au analysis by ICPFA method as well as 30 element ICP analysis. Samples submitted include 7 surface grab samples as well as blanks ,duplicates and standards submitted in the Quality Control Program. Zones of sulphide mineralization were cut by rock saw with other samples split with a core splitter. Details describing Bondar-Clegg's procedures are given in Appendix III. One should also note that Bondar-Clegg reduced the weights of pulps for high sulphide samples so as to facilitate fusing of samples for Au, Pt and Pd determinations.

The Quality Control Program consisted of blanks and duplicates submitted 1 every 15 samples and a standard submitted 1 every 25 samples. Standards used were purchased from CANMET in Ottawa. Three PGE standards were used : WGB-1 (6.1 ppb Pt ,13.9 ppb Pd) , WMG-1 (731 ppb Pt , 382 ppb Pd) and WMS-1 (1741 ppb Pt , 1185 ppb Pd). Details on the Quality Control Program can be found in Appendix III as well as comprehensive information on the Standards used including Certificates.

A review of the analytical results indicated no quality control issues. Only one small discrepancy was noted concerning gold in one batch of samples. This discrepancy is not significant.

Conclusions

Evidence to date suggests the following :

(a) There is a PGE-Ni-Cu mineralizing event associated with mantle-derived ultramafic-mafic intrusives. Petrography and geochemistry are both suggestive of a suitable host rock for a PGE-Ni-Cu mineralizing event. Results from the first two holes returned disappointingly low values in the range of 25 to 100 ppb in PGE's but did return anomalous pathfinder elements such as Cu, Ni, Co, Cr etc.

(b) These bodies intrude the older para and orthogneisses along sub-parallel NE-SW structures. These structures and ultramafic bodies appear to occur across the 10 km width of the Rutledge Belt. Although in outcrop the ultramafic bodies and sulphide zones are small in size and discontinuous along strike and down dip. The composition of the intrusives and the significant amount of associated sulphides both suggest that there must be a larger source for both the intrusive and the accompanying mineralization.

(c) Further exploration is recommended along the Rutledge belt for large source intrusions and systematic geochemical sampling is the first part of a recommended exploration program. The budget for this work will be dependent on working capital availability and the comparison with results from other programs in early 2002.

Selected Financial Information and Management's Discussion and Analysis for PTG

The following is a summary of certain selected financial information for the last financial year of PTG which is qualified by the more detailed information appearing in the financial statements included in this Circular:

	Incorporation to Fiscal Year Ended August 31, 2000	Fiscal Year Ended August 31, 2001
Total Sales or total revenues (interest income)	$1,562	$60,582
Exploration and Development Expenditures	$230,479	$699,234
General and Administrative Expenses	$41,518	$486,269
Net Income (Loss)		
Total:	($39,956)	($482,687)
Per Share:	($0.03)	($0.09)
Fully Diluted Per Share Basis:	($0.03)	($0.09)
Working Capital	$154,508	$1,526,798
Properties:		
Mineral Properties	$419,370	$1,067,357
Acquisition Costs	$188,891	$360,613
Deferred Exploration and Development	$230,479	$706,744
Other Assets	$16,166	$18,255
Long-term Liabilities, Future Income Taxes	Nil	$310,000
Shareholder's Equity (Capital Deficiency):		
Dollar Amount (net or deficit)	$590,044	$2,302,410
Number of Securities	1,395,001	9,790,482(1)(2)

(1) There were 9,800,482 PTG Common Shares issued and outstanding as at December 19, 2001, of which 892,840 PTG Common Shares remain subject to escrow. (see "Escrow Securities").

(2) The PTG Financing to be completed prior to the Amalgamation may result in the issuance of up to an additional 8,000,000 PTG Common Shares for gross proceeds of up to $2,000,000.

	Six Months Ended February 28, 2001	Nine Months Ended May 31, 2001	Year Ended August 31, 2001
Net Sales or Total Revenues (interest income)	$14,041	$40,872	$60,582
Income from Operations	Nil	Nil	Nil
Net Income (Loss)			
Total:	($131,358)	($316,362)	($482,687)
Basic and Fully Diluted Loss Per Share:	($0.09)	($0.07)	($0.09)

General

Incorporation to Fiscal Year Ended August 31, 2000

During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $7,000 for the acquisition of the Rutledge Lake Property, and expended $64,078 on the exploration of the Rutledge Lake Property. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $153,891 for the acquisition of the Sudbury property (the "Sudbury Property"), and expended $109,121 on the exploration of the Sudbury Property. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $28,000 for the acquisition of the Thunder Bay property (the "Thunder Bay Property"), and expended $57,280 on the exploration of the Thunder Bay Property (see "Properties of PTG"). PTG does not have a comparative earlier year period.

In order to acquire the property positions and interests PTG also committed during the period ending August 31, 2000 to issue a total of 100,000 Common Shares.

Other capital assets were acquired for cash costs of $18,426, including office furniture, computers and software. Accumulated depreciation, recorded as at August 31, 2000, was $2,260. During the year ended August 31, 2000, PTG incurred a loss of $39,956. The loss relates primarily to accounting and legal expenses, management fees, and maintenance of office premises. PTG does not have a comparable earlier period. The loss is expected to increase over the next two years as PTG's activity level increasing would increase the amount of such expenses and no significant revenue is forecasted over this period.

Compensation for corporate management in the six months of operation in fiscal 2000 consisted of $11,025 paid in management fees and geological consulting to the President, R. Michael Jones. Accounting and legal expenses of $22,171 during the initial six months to August 31, 2000 consists of legal expenses incurred relating to general corporate matters and accounting expenses relating to the audit of PTG and general accounting advice. During the initial six months of PTG's existence, $610,000 was received for issuance of 4,000,001 shares or Special Warrants convertible for one Common Share for cash. PTG initiated operations in March 2000 so there are no earlier comparable periods.

Fiscal Year Ended August 31, 2001

During the fiscal year ended August 31, 2001, PTG made option payments and incurred other costs of $15,304 for the acquisition of the Rutledge Lake Property, and expended $445,680 on the exploration of the Rutledge Lake Property. The exploration budget for Rutledge was $900,000 in PTG's initial public offering prospectus ("Prospectus") in February 2001 but as a result of less than expected drill results a decision on the completion of the Rutledge budgeted program was deferred until the evaluation of PTG's other properties was completed and other financing alternatives for the project were explored. During the fiscal year ended August 31, 2001, PTG made option payments and incurred other costs of $95,768 cash and $39,650 in shares for the acquisition of the Sudbury property (the "Sudbury Property"), and expended $169,212 on the exploration of the Sudbury Property. This compares to a budget of $400,000 in PTG's Prospectus however this relates to better results being returned from the Thunder Bay Projects and resources being diverted to this exploration program. During the fiscal year ended August 31, 2000, PTG made option payments and incurred other costs of $21,000 for the acquisition of the Thunder Bay property (the "Thunder Bay Property"), and expended $161,373 on the exploration of the Thunder Bay Property (see "Properties of PTG"). This compares to a total budget for the Thunder Bay Project of $150,000 in PTG's Prospectus. The increase in mineral exploration compared to the previous year relates to PTG's plan as outlined in its Prospectus.

In order to acquire the property positions, and continue with property options and interests PTG also issued during the year ending August 31, 2001 a total of 210,000 PTG Common Shares.

Other capital assets were acquired for cash costs of $9,160 including office furniture, computers and software. During the year ended August 31, 2001, PTG incurred a loss of $482,687. The loss relates primarily to accounting and legal expenses, management fees, and maintenance of office premises. This compares to a loss of $39,956 for the partial year ended August 31, 2000. The increased loss is related to PTG's higher level of corporate activity as a public company for the current year compared to a private company in the prior year. The loss is expected to continue at this level for the next three to five years at least as PTG's activity level and the amount of such expenses is expected to continue and no significant revenue is forecasted over this period.

Compensation for corporate management in the twelve months of operation in fiscal 2001 consisted of $86,453 paid in management fees primarily to the President, R. Michael Jones. Geological and administration fees of $57,790 were paid to Dennis Gorc, Vice President of Exploration. Accounting and legal expenses of $130,311 during the year ended August 31, 2001 consists of legal expenses incurred relating to general corporate matters and accounting expenses relating to the audit of PTG and general accounting advice. Accounting Services of $41,100 were paid to a partnership in which an officer has an interest.

These costs and expenses are significantly higher than the prior year but during the prior year PTG was private therefore the prior year does not represent an equal comparison in terms of activity level.

During the year ended, $3,043,453 was received for issuance of 8,395,481 Common shares. PTG issued 210,000 PTG Common Shares at a fair market value of $57,050 for mineral properties. This compares with the receipt of $89,000 for the issue of 1,395,001 Common shares when PTG was in the private stage during the fiscal year ended August 31, 2000.

<u>Liquidity and Capital Resources</u>

Since inception, PTG's capital resources have been limited to the amount raised from the sale of equity. PTG has had to rely upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of PTG. Since PTG does not expect to generate any revenues in the near future, it will have to continue to rely upon sales of its equity to raise capital. There can be no assurance that equity financing, will always be available to PTG in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses. These risks are increased in PGE exploration as a result of the rare nature of economic PGE deposits. See "Risk Factors"

Other than as described under "Exploration Properties" and as described in PTG's audited financial statements for the fiscal period ended August 31, 2001, PTG does not have any commitments for material expenditures over either the near or long term and none are presently contemplated over normal operating requirements. However, the amount required to perfect PTG's option mineral rights exceeds the projected working capital following the PTG Financing, see "PTG - Other Material Facts". See "Risk Factors"

Further share issuance required to perfect all of PTG's property interests are 495,000 shares over four to five years, Further cash payments of $778,500 and exploration assessment and option earn-in requirements of $2,127,000 are required to perfect all of PTG's property interests. However these potential share issuances, cash payments and exploration requirements are optional and it is not likely that all of the properties will have sufficient promise for PTG to exercise the option to perfect the interest on all of the properties. See "Risk Factors"

In order to maintain the properties in good standing for 1 year from January 1, 2002 the following payments and exploration work are required: the issuance of 205,000 PTG Common Shares, cash payments of $239,500, and exploration assessment work and optional agreement exploration expenditures of $445,428 and $35,000 respectively.

Results of Operations

The following table provides additional information for PTG's progress relative to its stated plans in its initial public offering for exploration expenditures. This information is also important since it also indicates PTG's progress relative to the requirements under flow through agreements entered into in December 2000 to renounce qualified Canadian exploration expenditures "CEE" to the flow through share purchasers not later than December 31, 2001 under the CEE rules. As at the date of this information circular PTG is expected to meet its obligations with respect to CEE by continued exploration expenditure up to December 31, 2001 however these expenditures will reduce working capital by approximately $ 600,000 from the August 31, 2001 levels.

August 31, 2001 Canadian Exploration Expenditures

	Total Budget Per Prospectus	Estimated Budget 12/31/00-08/31/01	Actual Expenditures 12/31/00-08/31/01	Estimated Variance
Exploration				
Rutledge	$ 900,000	$800,000	$407,670	($392,330)
Sudbury	400,000	300,000	123,477	(176,523)
Thunder Bay	150,000	120,000	150,527	30,527
Subtotal	$1,450,000	$1,220,000	$681,674	($538,326)
General Administration and Professional Fees	348,000	232,000	395,802	163,802
Acquisition Costs	127,300	127,000	106,859	(20,141)
Total	$1,925,300	$1,579,000	$1,184,335	($394,665)

Exploration expenditures were increased from August 31, 2001 to the date of this Information Circular to bring the total exploration expenditures up to the total of S 1,310,000 expected by December 31,2001. This work was primarily the Thunder Bay properties and is continuing as a result of better exploration results from these properties as reported in the Exploration Reports. "See "Properties of PTG"

Dividends

PTG has not paid any dividends since incorporation and it has no plans to pay dividends in the immediate future. PTG expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. The directors of PTG will determine if and when dividends should be declared and paid in the future based on PTG's financial position at the relevant time. All the PTG Common Shares are entitled to an equal share in any dividends declared and paid.

Share and Loan Capital

All of the PTG Common Shares are fully paid and not subject to any future call or assessment. All of the PTG Common Shares rank equally as to voting rights, participation in a distribution of the assets of PTG on a liquidation, dissolution or winding-up of PTG and the entitlement to dividends. The PTG Members are entitled to receive notice of all meetings of shareholders and to attend and vote at such meetings. Each PTG Common Share carries with it the right to one vote.

Existing and proposed share capital

The authorized share capital of PTG consists of 1,000,000,000 Common Shares without par value. As at the date of the Circular, PTG had a total of 9,800,842 PTG Common Shares outstanding. PTG has no current or proposed long term debt.

Options and Other Rights to Purchase Shares

Incentive Stock Options

As at the date of this Circular, PTG has granted non-transferable incentive stock options to acquire up to 840,000 Common Shares, to the following persons, as a group:

Name	Reason for Grant	Number of Common Shares	Exercise Price (S)	Expiration Date	Market Value at Date of Grant	Market Value at December 19, 2001
Executive Officers (3)	Incentive	465,000	0.55	01-31-05 & 06-14-05	N/A(1) S0.36	S0.27
Directors Who are Not Executive Officers (2)	Incentive	325,000	0.55	01-31-05	N/A(1)	S0.27
Consultants (2)	Incentive	50,000	0.55	01-31-05	N/A(1)	S0.27

(1) The Company's common shares did not trade on the Canadian Venture Exchange until March 6, 2001, on which date they traded at a price of S0.55 per share.

PTG's outstanding incentive stock options are subject to the following vesting provisions: 25% have been vested, an additional 25% will vest on the 1st anniversary, an additional 25% will vest on the 2nd anniversary and the remaining 25% will vest on the 3rd anniversary. PTG's incentive stock options are also subject to termination 30 days after an optionee ceases to be a director, officer, employee or consultant of PTG. Following the Amalgamation, all outstanding PTG Options will entitle the holder thereof to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and otherwise under identical terms and conditions.

Broker's Warrants

PTG has issued to Raymond James Ltd., Wolverton Securities Ltd., Haywood Securities Inc., Pacific International Securities Inc. and Odlum Brown Limited an aggregate of 557,848 PTG Warrants of which 2,000 have been exercised as payment of agent's fees in connection with PTG's initial public offering and a brokered private placement. Each PTG Warrant entitles the holder to purchase one PTG Common Share until December 22, 2002 at a price of $0.55 per PTG Share as to 236,309 PTG Warrants and until March 2, 2003 at a price of $0.50 per PTG Share as to 319,539 PTG Warrants. Upon completion of the Amalgamation, each PTG Warrant will entitle the holder to purchase one Amalco Common Share under the same terms and conditions as detailed above.

Property Option Agreements

As of the date of this Circular, PTG has agreed, at PTG's option, to issue up to 205,000 PTG Common Shares during the 12 months following January 1, 2002, pursuant to various property option and services agreements. See "Properties of PTG".

Prior Sales

During the twelve months preceding the date of this Circular, PTG has issued the following PTG Common Shares:

Date of Issue	Description of Issue	No. of PTG Common Shares Issued	Issue Price per PTG Common Share	Gross Proceeds
February 20, 2001	Exercise of Special Warrants	2,383,090	$0.55	$1,310,700
March 6, 2001	Initial Public Offering	3,195,391	$0.55	$1,597,695
March 6, 2001	Exercise of Special Warrants	615,000	$0.20	$123,000
March 9, 2001	Exercise of Special Warrants	450,000	$0.20	$90,000
March 12, 2001	Exercise of Special Warrants	600,000	$0.20	$120,000
March 13, 2001	Exercise of Special Warrants	25,000	$0.20	$5,000
March 14, 2001	Exercise of Special Warrants	340,000	$0.20	$68,000
March 16, 2001	Exercise of Special Warrants	425,000	$0.20	$85,000
March 19, 2001	Exercise of Special Warrants	150,000	$0.20	$30,000
April 30, 2001	Treasury Change (Property Option)	195,000	$0.26	$51,350
May 25, 2001	Treasury Change (Property Option)	15,000	$0.38	$5,700
August 15, 2001	Exercise of Special Warrants	2,000	$0.55	$1,100
October 2, 2001	Treasury Change (Property Option)	10,000	$0.26	$2,600

Price Range and Trading Volumes

The PTG Common Shares are listed and posted for trading on the CDNX. The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the PTG Common Shares:

PERIOD	HIGH	LOW	VOLUME
March 2001	$0.73	$0.50	4,083,902
April 2001	$0.55	$0.35	205,050
May 2001	$0.39	$0.33	78,202
June 2001	$0.46	$0.36	405,008
July 2001	$0.52	$0.39	681,855
August 2001	$0.62	$0.45	644,073
September 2001	$0.49	$0.28	109,800
October 2001	$0.30	$0.21	113,400
November 1-14	$0.27	$0.21	10,500
November 15-21	$0.28	$0.27	5,500
November 22-30	$0.26	$0.24	31,300
December 1-7	$0.29	$0.29	6,000
December 8-14	$0.26	$0.26	929,000

The closing price of the PTG Common Shares on the CDNX on December 19, 2001 was $0.27.

Escrow Securities

On February 14, 2001, PTG entered into an escrow agreement with PCTC and its principal holders whereby 1,190,454 PTG securities were placed in escrow (the "Escrowed Securities"). Upon completion of PTG's initial public offering, 10% of the Escrowed Securities were released from escrow and since that time an additional 15% of the Escrowed Securities have been released from escrow. The remaining securities subject to escrow as at December 19, 2001 are as follows:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	892,840	9.1%

Principal holders of voting securities

The PTG members holding directly or indirectly or holding control or direction over PTG Common Shares equal to 10% of PTG's issued voting securities is disclosed under the heading "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in this Circular.

Directors and Officers

The current directors of PTG, their municipalities of residence, their current positions and offices with PTG, their principal occupations during the five years prior to the date of this Circular are disclosed under the heading "PTG ANNUAL GENERAL MEETING MATTERS - Election of Directors" in this Circular.

The current officers of PTG, their municipalities of residence, their current positions and offices with PTG, their principal occupations during the five years prior to the date of this Circular are disclosed in the table below:

148

Name, Position and Country of Residence[1]	Principal Occupation During the Past 5 Years[1]	Previous Service as an Officer	Number of PTG Common Shares[2]
Cyrus Driver [3] Chief Executive Officer Vancouver, B.C.	Partner, Driver Anderson, Chartered Accountants since 1981; Chief Financial Officer of PTG	Nov. 2, 2000	Free Trading - 22,500 Escrowed - 37,500 Options - 90,000 Total 150,000
Dennis Gorc Vice-President, Exploration Surrey, B.C.	Geological Consultant; Vice-President, Exploration for PTG	May 25, 2000	Free Trading - 60,500 Escrowed - 112,500 Options - 150,000 Total 323,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of PTG, has been furnished by the respective directors individually.

(3) Does not include the 20,000 FT Shares which Mr. Driver has agreed to subscribe for pursuant to the PTG Financing. See "Platinum Group Metals Ltd. - Other Material Facts".

As a group the officers of PTG hold a total of 233,000 PTG Common Shares representing approximately 2.4% of PTG's issued and outstanding share capital as at December 19, 2001. In total the directors and officers of PTG, as a group, hold 1,319,454PTG Common Shares representing approximately 13.5% of PTG's issued and outstanding share capital as at December 19, 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of PTG is, or during the ten years preceding the date of this Circular has been, a director, officer, or promoter of any issuer (other than PTG) that, while the person was acting in that capacity:

1) was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

2) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

Within the ten years preceding the date of this Circular, no director, officer, promoter, or other member of management of PTG has been the subject of any penalties or sanctions imposed by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company, or involving theft or fraud, except Mr. Jones entered into a settlement agreement with the Alberta Securities Commission (June 30, 1993) with respect to the late filing of insider reports on Cathedral Gold Corporation. The settlement agreement involved costs of approximately $250 and an undertaking to complete the officers and directors public company course at Simon Fraser University. Full cooperation was provided by Mr. Jones and no further action has been required. The undertaking was fulfilled in May 1994.

Personal Bankruptcies

During the ten years preceding the date of this Circular, no director, officer, promoter or other member of management of PTG has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of interest

Directors and officers of PTG may be presented, from time to time, with situations or opportunities which may give rise to apparent conflicts of interest which cannot be resolved through arm's length negotiations but only through exercise by the directors and officers of such judgment as is consistent with their fiduciary duties to the Issuer especially insofar as taking advantage, directly or indirectly, of information and opportunities acquired in their capacities as directors and officers of the Issuer. Any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

In the opinion of the management of PTG, there are no existing or potential conflicts of interest among the Issuers, its directors, officers, principal shareholders and persons providing professional services to PTG which could reasonably be expected to affect an investor's investment decision, except as disclosed elsewhere in this Circular.

Management of PTG

R. Michael Jones, (Age 38), President, Chief Executive Officer, Director and Promoter

Mr. Jones holds a Bachelor of Applied Science (Geological Engineering) from the University of Toronto (1985). Mr. Jones' experience includes mineral exploration in Canada, the U.S.A. Guyana, and Honduras for base and precious metals since 1985 and includes the formation and management, as a senior executive, of mineral exploration, development and mining companies. Mr. Jones has been a senior officer of public mineral exploration and development companies since 1987. He was a founder of Glimmer Resources Inc. that was involved in the discovery and exploration of the Glimmer Gold mine near Timmins, Ontario, he was the President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1997, and he was a Vice President of Aber Resources, a mining company that is developing a diamond mine, from 1997 to 1999. Mr. Jones has not explored for PGE deposits prior to his work with PTG. Currently Mr. Jones spends approximately 90% of his time devoted to PTG. His responsibilities include: management of all PTG's business and the final review of exploration programs and budgets.

Dr. Barry Smee, (Age 55), Secretary and Director

Dr. Smee received his PhD from the University of New Brunswick in 1982 and received his B.Sc. from the University of Alberta in 1969. He holds the professional designation of P.Geo from APEGBC. Since 1990, Dr. Smee has been the President of Smee & Associates, offering consulting, geological and geochemical services to the mining industry. Dr. Smee has been a director of Colony Pacific Explorations Ltd., a public company listed on The Toronto Stock Exchange, since 1997 and has acted as a director of several other public companies including Getchell Resources, Leeward Capital, X-Cal Resources and Cross Lake Minerals. Currently Dr. Smee spends approximately 10% of his time devoted to PTG. His responsibilities include: a role as an independent director and a consulting role as a geochemist as required.

Douglas S. Hurst (Age 39), Director

Mr. Hurst received his Bachelor of Science in Geology from McMaster University in 1986. Since 1995, Mr. Hurst has been the President of D.S Hurst Inc., offering corporate, evaluation and financing consulting services to the mining industry. Mr. Hurst has previous experience as a mining analyst for Sprott Securities (from 1994 to 1995) and for McDermid St. Laurence (from 1987 to 1994). Mr. Hurst has been a director of International Wayside Gold Mines Ltd., a public company listed on the Exchange, since June 2000. Currently Mr. Hurst spends approximately 5% of his time devoted to PTG. His responsibilities include: a role as an independent director.

Iain D.C. McLean (Age 46), Director

Mr. McLean received his M.B.A. from Harvard Business School in 1986 and received his B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England) in 1978. Mr. McLean holds the professional designations of C.Eng. and MIMM from the Institute of Mining and Metallurgy. Mr. McLean has acted as the Chief Operating Officer of several private high technology companies since 1995 and was the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Currently Mr. McLean spends approximately 25% of his time devoted to PTG. His responsibilities include: assisting the President in all aspects of his work and focussing on strategic partnerships and new businesses.

Dennis Gorc (Age 49), Vice President, Exploration

Mr. Gorc holds a Bachelor of Science in Engineering (B.Sc Eng.) from Queens University (1976). Mr. Gorc has been self employed since 1995 and has been Vice President, Exploration of PTG since May 25, 2000. Mr. Gorc's experience includes exploration in most parts of Canada and foreign experience in Indonesia, Central America, Guyana and Siberia. His experience is in a variety of geological settings and environments but not specifically for PGE deposits prior to work with PTG. Currently Mr. Gorc spends approximately 90% of his time devoted to PTG. His responsibilities include: oversight on PTG's exploration programs and execution of Sudbury programs.

Cyrus Driver (Age 53), Chief Financial Officer

Mr. Driver is a chartered accountant and founding partner of the firm Driver Anderson since its inception in 1981. He has extensive experience with the services required by junior listed companies and the securities regulations. He is a director of four companies: Dot.com Technologies Inc., Paloma Ventures Inc., Superior Mining Corp. and Cobra Venture Corporation. Currently Mr. Driver spends approximately 20% of his time devoted to PTG. His responsibilities include: acting as Chief Financial Officer and attending to PTG's accounting.

None of the directors or officers of PTG have entered into a non-competition or non-disclosure agreement with PTG. See "PTG ANNUAL MEETING MATTERS - Election of Directors" and "Platinum Group Metals Ltd. - Directors and Officers" for more information.

Executive Compensation

See the disclosure under "PTG Annual General Meeting Matters".

Indebtedness of Directors and Executive Officers

See the disclosure under "PTG Annual General Meeting Matters".

Risk Factors

Stage of Development

PTG was recently incorporated in 2000 and therefore does not have a track record of operating history. Although PTG's management has experience in mineral exploration, none of PTG's management or directors have been involved in a PGM mine. Further, all of PTG's properties are in the exploration stage and are not commercially viable at this time.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

AT PRESENT, THERE ARE NO KNOWN BODIES OF COMMERCIAL ORE OR ANY KNOWN RESOURCES ON PTG'S RUTLEDGE LAKE, SUDBURY AND THUNDER BAY PROPERTIES AND THE PROPOSED EXPLORATION PROGRAMS ARE AN EXPLORATORY SEARCH FOR ORE. EXPLORATION FOR PGE INVOLVES HIGHER RISK THAN MANY OTHER MINERAL COMMODITIES AS A RESULT OF THE RARITY OF THE DEPOSITS. THERE ARE ONLY TWO PGE PRIMARY PRODUCING MINES IN ALL OF NORTH AMERICA.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. PTG has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing PGE and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. PTG has no producing mines at this time.

Financing Risks

PTG has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs and it is not anticipated that sufficient funds are available in this financing even with good exploration success to complete enough work to confirm ore on one of its properties, or to fulfill its obligations under any applicable agreement. Presently, the only source of financing for PTG is through the sale of its equity securities or optioning or joint venturing of those properties in which it has an interest, and there can be no assurance it will be able to raise funds in such manner at any given time. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its mineral properties, with the possible loss of such properties, or the inability to acquire any additional mineral properties.

Uninsurable Risks

In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding, and earthquakes, may occur. It is not always possible to fully insure against such risks and PTG may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of PTG.

No Assurance of Titles or Boundaries

PTG has obtained records from the government offices with respect to all of the mineral claims it has staked or acquired option agreements to and has searched government records for mineral title on the private mineral lands in the Sudbury area, but this should not be construed as a guarantee of title. Other parties may dispute title to any of PTG's mineral properties and any of PTG's properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal, native, or indigenous peoples, and title may be affected by undetected encumbrances or defects or governmental actions.

Regulatory Requirements and Special Interests

The projects in which PTG has an interest are located in Ontario and the Northwest Territories, Canada. Mineral exploration and mining activities in Ontario and the Northwest Territories may be affected in varying degrees by political instability and government regulations relating to environmental and native groups and their activities aimed at the resource and mining industry. Any changes in regulations or shifts in political conditions are beyond the control of PTG and may adversely affect its business. Future operations may be affected in varying degrees by government regulations with respect to restrictions on access to the mineral rights, production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Canada as a country highly sensitive to native demands may make it more difficult for PTG to obtain any required exploration, development and production financing for all of PTG's projects. The effect of all of these factors cannot be accurately predicted. There can be no assurance that the present administrations, or any successor governments, can sustain the timely access to minerals envisaged in the mining laws of Canada, notwithstanding the potential compliance of PTG.

Permits and Licenses

The operations of PTG may require licenses and permits from various governmental authorities. There can be no assurance that PTG will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Even if PTG's exploration programs are successful, factors beyond the control of PTG may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, have been generally declining in real terms and are affected by factors beyond PTG's control, including inflation, international economic and political trends, currency exchange fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit which is outlined uneconomic to exploit.

PGE PRICES MAY BE PARTICULARLY VOLATILE AS A RESULT OF THE FEW NUMBER OF

SOURCES, THE POTENTIAL FOR SUBSTITUTION AND THE RELATIVELY RESTRICTED MARKET SIZE FOR THE METALS WHEN COMPARED TO OTHER COMMODITIES. THESE FACTORS, BEYOND PTG'S CONTROL, MAY HAVE A SIGNIFICANT EFFECT ON THE ABILITY OF PTG TO FINANCE FURTHER EXPLORATION AND THE INTEREST AND PRICE OF PTG'S SHARES.

Competition

The mineral industry is intensely competitive in all its phases. PTG competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Technical expertise in the PGE business is extremely rare.

Environmental Regulations

PTG's operations, including but not limited to exploration, are subject to environmental laws, regulations and rules promulgated by government agencies from time to time. Environmental legislation is changing frequently and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations or make deposits uneconomic to develop.

Promoters

See the disclosure under "PTG Annual General Meeting Matters".

Legal Proceedings

There are no legal proceedings to which PTG is a party, nor to the best of the knowledge of management are any legal proceedings contemplated.

Auditors, Registrar and Transfer Agent of PTG

The auditors of PTG are Deloitte & Touche LLP, 2100 - 1055 Dunsmuir Street, Vancouver, B.C., V7X 1P4.

The registrar and transfer agent of PTG is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver B.C., V6C 3B8.

Material Contracts of PTG

The following are the currently outstanding material contracts which PTG has entered into during the past two years, other than contracts in the ordinary course of business:

(a) Option Agreement, dated March 29, 2000, between PTG and John Brady in respect of the claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(b) Option Agreement, dated March 30, 2000, as amended October 31, 2000, between PTG and East West Resources Corporation in respect of the Pebble Property. See "Properties of PTG - Thunder Bay Property".

(c) Compensation Agreement, dated April 1, 2000, between PTG and John Brady for consulting services to arrange agreements with patented landholders in the Sudbury area. See "Properties of PTG - Sudbury Property".

(d) Letter Agreements with Sudbury Landholders, variously dated April, 2000, for mineral rights on patented land forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(e) Staking Agreement, dated April 5 and 17, 2000, between PTG and Norcal in respect of claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(f) Joint Venture Agreements, dated April 5, 2000, between PTG and Norcal Resources Ltd. in respect of mineral claims forming part of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(g) Option Agreement, dated April 10, 2000, as amended October 31, 2000, between PTG and Canadian Golden Dragon Resources Corporation in respect of the South Legris Property. See "Properties of PTG - Thunder Bay Property".

(h) Subscription agreement, dated April 18, 2000, with respect to the issuance of 1,000,000 common shares. See "Share and Loan Capital "

(i) Option Agreement, dated May 12, 2000, between PTG and John and Marie Brady in respect of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(j) Option Agreement, dated May 15, 2000, between PTG and Jim Positano in respect of claims in the Henry Block of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(k) Subscription agreements, variously dated in April and May, 2000, with respect to the issuance of 395,000 common shares and 2,605,000 special warrants. See "Share and Loan Capital ".

(l) Option Agreement, dated June 7, 2000, as amended June 7, 2001, between PTG and Bill Kizan in respect of the Rutledge Lake Property. See "Properties of PTG - Rutledge Lake Property".

(m) Option Agreement, dated June 14, 2000, between PTG and Roland Dubeau in respect of claims in the Henry Block of the Sudbury Property. See "Properties of PTG - Sudbury Property".

(n) Letter Agreements with Henry, Loughrin and Hagar Landholders, variously dated between April and June 2000, for mineral rights on patented land forming part of the Henry Loughrin Property. See "Properties of PTG - Henry Loughrin Property".

(o) Option Agreement, dated September 27, 2000, as amended October 3, 2001, between PTG and Frank Racicot with respect to the Sudbury Property. See "Properties of PTG - Sudbury Property".

(p) Right of First Offer Agreement, dated October 18, 2000, between PTG and Impala Platinum Holdings Ltd. regarding the Rutledge Lake Property. See "Properties of PTG - Rutledge Lake Property".

(q) Agency Agreement, dated November 30, 2000, between PTG and Raymond James.

155

(r) Agency and Sponsorship Agreement, dated February 15, 2001, between PTG and the Agents.

(t) Subscription agreements, dated December 22, 2000, with respect to the issuance of 2,383,090 FT Special Warrants.

(s) Flow-Through Special Warrant Indenture, dated December 22, 2000, between PTG and the Trustee with respect to the 2,383,090 FT Special Warrants.

(t) Escrow Agreement, dated February 14, 2001, between PTG, the Trustee and PTG's Principals. See "Escrow Securities."

(u) Stock Option Agreements, dated January 31, 2001 and June 14, 2001, between PTG and PTG's directors, officers, employees and consultants. See "Options and Other Rights to Purchase Shares".

(v) Management Services Agreement dated February 27, 2001 between PTG and R. Michael Jones for management and administrative services. See "PTG Annual General Meeting Matters - Management Contracts".

(w) Management Services Agreement dated February 27, 2001 between PTG and Dennis Gorc for geological and exploration management services. See "PTG Annual General Meeting Matters - Management Contracts".

(x) Option Agreement dated March 28, 2001 between PTG, Scott Jobin-Bevans, Richard W. Rintala and Cecil Johnson in respect of the South Street Property. See "Properties of PTG - South Street Property".

(y) Letter Agreement dated March 23, 2001and effective April 2, 2001 between PTG and Roth Investor Relations, Inc. for investor relations services.

(z) Letter Agreement dated May 16, 2001 between PTG and Victory Corporate Consulting for investor relations services.

(aa) Consulting Agreement dated August 14, 2001 between PTG and Iain McLean for consulting services. See "PTG Annual General Meeting Matters - Management Contracts".

(bb) Option Agreement dated August 22, 2001 between PTG and John Brady in respect of the Beaumont Property. See "Properties of PTG - Beaumont Property".

(cc) Lease Agreement dated September 20, 2001 between PTG and Morguard Real Estate Investment Trust for the lease of office space located at Suite 800 - 409 Granville Street, Vancouver, BC.

(dd) Option Agreement dated September 27, 2001 between PTG and Canplats Resources Corporation in respect of the Stucco Property. See "Properties of PTG - Stucco Property".

(ee) Subscription agreements dated for reference October 23, 2001 to various subscribers in connection with the PTG Financing for a total of 1,327,500 FT Shares.

(ff) Loan Agreement, dated November 7, 2001, whereby PTG will loan $100,000 to NMM.

(gg) Amalgamation Agreement dated as of December 19, 2001 among PTG and NMM. See "THE

AMALGAMATION".

The material contracts described above may be inspected at the offices of Gowling Lafleur Henderson LLP at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1 during normal business hours until a period of 30 days after the Amalgamation Date.

Interests of Experts

Except as disclosed in this Circular, no professional person who is named as having prepared part of this Circular or prepared a report described in this Circular, or any partner of such a professional person, has any beneficial interest, direct or indirect, in any securities or property of PTG.

Other Material Facts

PTG announced on October 23, 2001, subject to regulatory approval, the PTG Financing as a brokered private placement of up to 8,000,000 special warrants, at a price of $0.25 per special warrant, with each special warrant being exercisable into either flow-through or non flow-through PTG Common Shares, for no additional cost, for gross proceeds of up to $2,000,000. The PTG Financing has been amended so that it now constitutes a non-brokered private placement of up to 8,000,000 flow-through PTG Common Shares (the "FT Shares") or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share, for total gross proceeds of up to $2,000,000. Currently PTG has subscriptions for up to 1,327,500 FT Shares for total proceeds of $331,875 (the "current portion of the PTG Financing"). Two of the placees of the current portion of the PTG Financing are insiders of PTG. R. Michael Jones, the President, Chief Executive Officer and a director of PTG has agreed to subscribe for 99,500, FT Shares and Cyrus Driver, the Chief Financial Officer of PTG has agreed to subscribe for 20,000 FT Shares. The PTG Financing, including the current portion of the PTG Financing, is subject to CDNX acceptance. There is no guarantee that the PTG Financing, in whole or in part, will close.

NEW MILLENNIUM METALS CORPORATION

Name and Incorporation

NMM was incorporated on March 11, 1983 under the laws of the Province of British Columbia under the name of "Harvey Creek Gold Placers Ltd.". On November 4, 1998, NMM increased its authorized capital from 10,000,000 common shares without par value to 100,000,000 common shares without par value. On March 22, 1999, NMM changed its name to its current name, "New Millennium Metals Corporation".

NMM's principal business office is located at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 and its registered and records offices are located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

NMM's common shares are listed and posted for trading on the Canadian Venture Exchange Inc. NMM is a reporting issuer in the Provinces of British Columbia and Alberta and a foreign reporting issuer in the United States. NMM has no subsidiaries.

General Development of the Business of NMM

NMM was originally involved in exploration for gold on its Simlock Creek Property, British Columbia (1983 to 1999). The exploration focus of NMM changed to platinum group metals or equivalents (including platinum (Pt), palladium (Pd), and rhodium (Rh); and otherwise referred to collectively as "PGM" or alternatively "PGE" herein) early in 1999, with the acquisition by option agreement of an interest in the Agnew Lake Property, Ontario, a platinum group metals exploration property.

From early 1999 to the present, NMM has acquired interests by direct staking or by option agreement in a total of 20 mineral properties located in Canada, which NMM has explored, is exploring or intends to explore for platinum group metals. These exploration properties consist of the various properties comprising the Lac des Iles Project (principally, the Lac des Iles River Property and Shelby Lake Property), the Agnew Lake Property, the Otter Tooth Property, and the Salter Property, all located in Ontario, and more particularly described below.

The material exploration properties of NMM referred to in this Information Circular have no proven commercially viable reserves. NMM has not commenced production on any of its properties. If results of its exploration program so warrant, NMM intends to proceed with the development of its properties and NMM will seek to develop any such properties that develop sufficient merit.

Narrative Description of the Business of NMM

Properties of NMM

The following disclosure regarding the properties of NMM has been prepared under the supervision of Marek J. Kreczmer a qualified person and a director of NMM.

Lac des Iles Project, Ontario

Commencing in February 2000, NMM began to build a large land position in the Lac Des Iles District of Ontario, culminating with NMM becoming the largest single claimholder in the district. The Lac Des Iles


Sioux Lookout
CNR
Armstrong
Lake
Nipigon
Lac Des Iles
Project
Highway 17
CPR
Lac Des
Iles Mine
Nipigon
Lac Des
Mille
Lac
Atikokan
CNR
Raith
Dog
Lake
Highway 11
Thunder
Bay
Canada
U.S.
40
80 Kilometres
Lake
Superior

Figure 1 - Lac Des Iles Project - Regional Location Map


LAC DES ILES PGE PROJECT
Thunder Bay Area, Ontario
Land Holdings, Known Intrusions
and PGE Occurrences
Tib
Bulls
ROBY ZONE
Buck East
Dog River
Senga
Senga East
Dog River Dyke
Taman NE
Taman
Taman South
Shelby
Vande
Waxinoo
0
10 Km
PGM
New Millennium
Holdings/Joint Ventures
North American
NAP
Palladium Claims
STK - Staked by Others
★ PGE
Occurrences
AREA LOCATION MAP
Lac Des Iles PGE District
PGM:CDNX

Figure 2: Lac Des Iles Project - Property Holdings


LAC DES ILES PGE DISTRICT
Thunder Bay Area, Ontario
Land Holdings, Outlines
of Known Mafic Intrusions
and PGE Occurrences
Tib Intrusion
Lac Des Iles
Complex
Hammerhead
Breccia
Dog River
Intrusion
Lac Des Iles Mine
Mine
Complex
Legris Lake
Intrusion
Bullseye
Intrusion
Dog River Dyke
Taman East
Intrusion
Buck Lake
Intrusion
Shelby Lake
Intrusive Complex
Taman
Intrusion
Demars
Intrusion
New Millennium
Holdings/Joint Ventures
North American
Palladium Claims
STK - Staked by Others
Wakinoo
Intrusion
Towle Lake
Intrusive Complex
★ - PGM occurrence
> 1 g/T Pt+Pd+Au
0
5
10
Kilometers
Lac Des Iles PGE District
PGM:CDNX

Figure 3 - Lac Des Iles Intrusive Suite

District is the home to the only primary platinum group metal producing mine in Canada - the Lac Des Iles Deposit (owned by North American Palladium), which hosts a measured and indicated resource of 145.6 million tonnes grading 1.86 g/T Pt+Pd+Au. The Lac Des Iles Deposit is hosted by the Mine Complex, one of a series of mafic/ultramafic intrusive bodies of Late Archean age that form the Lac Des Iles Suite of Intrusions. The Lac Des Iles Suite of Intrusions defines a roughly circular belt, some 30 km in diameter and includes at least 13 separate, but magmatically-related intrusions. The properties comprising NMM's Lac Des Iles Project cover all, or portions of, ten of the intrusive members of the Lac Des Iles Suite of mafic/ultramafic intrusions.

NMM's Lac Des Iles Project is comprised of 16 individual, contiguous properties which together total some 1508 claim units, cover in excess of 24,000 hectares (approximately >59,000 acres) in the Lac Des Iles District and cover roughly 2/3rd's of the Lac Des Iles Ring Structure. The project principally includes the Lac des Iles River Property, the Shelby Lake Property, as well as the Taman, Taman East, Dog River, Senga, Tib, Buck East, Millford's Bullseye, Senga East, Taman Margin, Hottah, Wakinoo, and Vande Properties. The properties comprising the Lac des Iles Project are either held by NMM or subject to various joint venture agreements, as more particularly described below.

The disclosure below separately describes the Lac des Iles River Property, the Shelby Lake Property, and the other material properties comprising the Lac des Iles Project, group together for the purposes of brevity:

(i) Lac des Iles River Property, Ontario

On May 5, 2000, NMM entered into a joint venture agreement with Maple Minerals Inc. and East West Resources Corp. to acquire up to an undivided 60% interest in the Lac des Iles River Property. Maple Minerals Inc. and East West Resources Corp. each hold an undivided 50% interest in the property. The Lac des Iles River Property totals approximately 2,880 hectares and is located in the Lac des Iles area of the Thunder Bay Mining Division of northern Ontario. NMM can acquire its first undivided 50% interest in the property by spending $1,000,000 on exploration over six years, and making cash payments totalling $38,500 over three years (of which $28,500 has been paid). Two additional payments of $5,000 each are due on May 5, 2002 and 2003. A minimum expenditure of $20,000 was required to be (and has been) spent on the property prior to October 30, 2000, and a total of $100,000 was required to be spent (and has been spent) on or before May 5, 2001. NMM must incur an additional $900,000 in exploration work over the next following five years to earn its 50% interest in the property. NMM can then earn a further undivided 10% interest in the property by completing a feasibility study acceptable to the Toronto Stock Exchange, within the next following three years.

To September 30, 2001, NMM has incurred $308,854 in exploration work on the Lac des Iles River Property.

The following is a summary of claims covering the Lac des Iles River Property:

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
TB1172994	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2002
TB1172998	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1172999	6	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1220808	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220810	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
TB1220833	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220838	16	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1172976	4	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1172991	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172992	9	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172993	12	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172995	16	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1173000	4	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1240355	8	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1240518	12	Orbit Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 20, 2002
TB1227514	9	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 28, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario. The required exploration work has been completed by NMM and assessment reports and filings by NMM are pending.

The Lac des Iles River Property is located 16 kilometres south of the Lac des Iles mine along the southern margin of the Lac des Iles Ring Complex. From information that is publicly available from assessment and geological maps and reports from the Ontario Ministry of Mines and the Ontario Geological Survey, together with data gathered by NMM's geologist as a result of field work carried out in 2000, the property covers a 6.5-kilometre long mafic-ultramafic intrusion that extends south from the Lac des Iles Mine and is part of the Lac des Iles intrusion. This intrusion intersects a second ultramafic intrusive trend on the southern part of the property that extends to the northeast through the newly discovered Legris Lake PGE zone. The western portion of the property covers a portion of the DeMars/Wakinoo Lake intrusion, which hosts a number of known PGM showings and is currently held by North American Palladium (owners of the Lac des Iles mine). Little previous exploration is reported in the area of the Lac des Iles River Property, despite the presence of several ultramafic outcrops on regional geological maps.

The Lac des Iles River Property hosts two known zones of platinum-palladium-gold mineralization — the Powder Hill and Stocker Zones. The Powder Hill Zone was discovered by NMM's geological team in mid-2000. The discovery occurrence is part of an isolated outcrop which occurs in the middle of a heavily overburden covered sand plain. Drill testing of the Powder Hill Zone in early 2001 intersected stratiform PGM mineralization hosted by a varitextured gabbro and gabbro breccia unit within the Towle Lake Mafic Intrusive Complex. Mineralization, grading from 0.17 to 2.83 g/T Pt+Pd+Au over an interval of 1.2 metres, was intersected along the entire 600 metre strike length of the zone tested to date. The Powder Hill Zone remains open along strike and downdip in all directions.

Pt-Pd-Au mineralization in the Stocker Zone area was originally identified in a number of large angular boulders of varitextured gabbro located in the northeast corner of the Lac des Iles River Property. Grades of between 0.18 to 2.80 g/T Pt+Pd+Au have been obtained from grab samples collected from the boulders. Recent mapping has identified bedrock mineralization similar to that observed in the boulders 200 metres to the northeast (up-ice) of the boulders. A channel sample from the outcropping mineralization returned 0.55 g/T Pt+Pd+Au over 1.0 metres. This mineralization appears to be part of a zone of contact-related PGM mineralization that stretches along the northern contact of the Shelby Lake Intrusion for over 2.0 km on the Lac des Iles River and adjacent Shelby Lake Properties.

The Lac des Iles River Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

(ii) Shelby Lake Property, Ontario

On June 28, 2000, NMM acquired an option from New Claymore Resources Ltd. to earn up to an undivided 60% interest in Shelby Lake Property. The Shelby Lake Property totals approximately 2,160 hectares and is located in the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. In order to earn its 50% interest, NMM is required to spend $500,000 on exploration over four years, pay cash consideration of $10,000 to New Claymore (which has been paid), and issue 50,000 shares of NMM to New Claymore (which have been issued). NMM may earn a further 10% for a total of 60% by expending a further $500,000 over an additional 30 month period. NMM may elect to stop at 50%, in which case both companies will contribute equally to future expenditures. The companies have the right to buy back one-half of the 2% net smelter returns royalty on the property. To September 30, 2001, NMM has incurred $133,762 in exploration work on the Shelby Lake Property.

The following is a summary of the claims comprising the Shelby Lake Property:

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1220855	4	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220857	10	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220858	12	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220859	15	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220860	15	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2001 (assessment work filing pending)
TB1220862	16	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220863	16	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220864	16	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220866	15	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002
TB1220867	16	Shelby Lake	Fairservice, Robert John (50%)/OToole, John Nelson (50%)	December 10, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Shelby Lake Property sits adjacent to the Lac Des Iles River Property and forms part of the companies Lac Des Iles Project. Recently completed mapping, trenching and channel sampling on the Shelby Lake Property has identified a zone of PGM mineralization, known as the Stinger Zone, within the Towle Lake Intrusive Complex.

The Stinger Zone occurs on the Shelby Lake property some 6.5 km along strike from the previously discussed Powder Hill Zone (see "Lac Des Iles River Property" above) within the Towle Lake Intrusive Complex. Grab samples from the mineralized Stinger Zone have returned values from 1.51 to 7.95 g/T Pt+Pd+Au. A recently completed trenching and channel sampling program over the discovery area returned values from below detection to 4.19 g/T Pt+Pd+Au over 1.7 m and 1.35 g/T over 6.4 metres. The Stinger Zone mineralization is hosted within a complex, multiply-intruded portion of the Towle Lake Intrusive Complex at the contact between pyroxenitic and gabbroic phases. The zone has been traced on surface over a strike length of 55 metres by trenching.

A second zone of PGM mineralization occurs to the north of the Stinger Zone, along the northern contact of the Shelby Lake intrusion. Here three showings of low-level PGM mineralization (300-950 ppb Pt+Pd+Au) have been identified over a strike length of 2.3 km on the Shelby Lake and adjacent Lac Des Iles River Properties. This zone of mineralization is associated with a varitextured gabbro and gabbro breccia unit and may be the source of the higher grade Stocker Zone boulders (grades from below detection to 2.80 g/T Pt+Pd+Au) discovered on the adjacent Lac Des Iles River Property.

In addition to the known zones of mineralization discussed above, an IP survey completed on the northern portion of the Shelby Lake Property in early 2001 identified seven low level chargeability anomalies which remain to be investigated.

The Shelby Lake Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

(iii) Other Material Lac des Iles Project Properties

Taman Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick and Don Chorkawy as the optionors (collectively referred to as the "Taman Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property. The Taman Property is comprised of 13 claim blocks covering 2,416 hectares (5,965 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 20 km west-southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Taman Property by making cash payments totalling $80,000 and issuing 100,000 common shares to the Taman Optionors as follows:

(a) $80,000 in cash payments over a three-year period as follows:

$10,000 within 10 days of regulatory approval (*completed*);
$15,000 on the first anniversary of regulatory approval (*completed*);
$20,000 on the second anniversary of regulatory approval; and
$35,000 on the third anniversary of regulatory approval.

(b) 100,000 common shares as follows:

25,000 shares within 10 days of regulatory approval (*completed*);
25,000 shares on the first anniversary of regulatory approval (*completed*);
25,000 shares on the second anniversary of regulatory approval; and
25,000 shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman Property will be subject to a 3% net smelter returns royalty in favour of the Taman Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman Property adjoins NMM's Taman East, Hottah and Senga Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Taman Property are summarized in the table below:

Taman Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220803	16	256	632	Senga Lake	March 16, 1999	March 16, 2002
TB-1220822	15	240	593	Senga Lake	November 23,1999	November 23, 2002
TB-1220823	10	160	395	Senga Lake	November 23,1999	November 23, 2002
TB-1220825	16	256	632	Senga Lake	November 23,1999	November 23, 2002
TB-1240449	6	96	237	Senga Lake	February 18, 2000	February 18, 2002
TB-1240451	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240452	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240453	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240454	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240455	10	160	395	Senga Lake	February 18, 2000	February 18, 2002
TB-1240456	2	32	79	Senga Lake	February 18, 2000	February 18, 2002
TB-1240457	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240458	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
Totals	151	2,416	5,965			

To September 30, 2001, NMM has incurred $96,621 in total acquisition and exploration costs on the Taman Property.

Taman East Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 7, 2000 (the "Taman East Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick, Stephen Stares and Michael Stares as the optionors (collectively referred to as the "Taman East Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property. The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Taman East Property by making cash payments totalling $40,000 and issuing 50,000 common shares to the Taman East Optionors as follows:

(a) $40,000 in cash payments over a three-year period as follows:

$ 5,000 within 10 days of regulatory approval (*completed*);
$ 7,500 on the first anniversary of regulatory approval (*completed*);
$10,000 on the second anniversary of regulatory approval; and
$17,500 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 shares within 10 days of regulatory approval (*completed*);
12,500 shares on the first anniversary of regulatory approval (*completed*);
12,500 shares on the second anniversary of regulatory approval; and
12,500 shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Taman East Property will be subject to a 3% net smelter returns royalty in favour of the Taman East Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from the Taman East Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Taman East Property adjoins NMM's Taman Property and forms part of NMM's Lac Des Iles Project. Claim details for the Taman East Property are summarized in the table on the following page.

Taman East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220826	16	256	632	Senga Lake	December 13. 1999	December 13, 2001*
TB-1240459	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240460	16	256	632	Senga Lake	February 18, 2000	February 18, 2002
TB-1240461	12	192	474	Senga Lake	February 18, 2000	February 18, 2002
TB-1240462	8	128	316	Senga Lake	February 18, 2000	February 18, 2002
TB-1240463	12	192	474	Senga Lake	February 18, 2000	February 18, 2002
Totals	90	1,280	3,160			

* Assessment Report Pending

To September 30, 2001, NMM has incurred $35,515 in total acquisition and exploration costs on the Taman East Property.

Dog River Property, Ontario – Lac Des Iles Project

Pursuant to an option and joint venture agreement dated effective May 6, 2000 (the "Dog River Agreement") between NMM as the optionee, and Fort Knox Gold Resources Inc. as the optionor ("Fort Knox"), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property. The Dog River Property consists of 142 claim units and is located approximately 96 km northwest of Thunder Bay, Ontario and about 18 km west of the Lac Des Iles Pt-Pd Mine.

NMM can earn an undivided 50% interest in and to the Dog River Property by making cash payments totalling $60,000, issuing 50,000 common shares to Fort Knox and spending $500,000 on exploration as follows:

(a) $60,000 in cash payments over a three-year period as follows:

$15,000 within 10 days of regulatory approval (*completed*);
$15,000 on the first anniversary of regulatory approval (*completed*);
$15,000 on the second anniversary of regulatory approval; and
$15,000 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 shares within 10 days of regulatory approval (*completed*);
12,500 shares on the first anniversary of regulatory approval (*completed*);
12,500 shares on the second anniversary of regulatory approval; and
12,500 shares on the third anniversary of regulatory approval.

(c) Exploration expenditures of $500,000 over a 4-year period (expenditures to date total approximately $60,000).

Once NMM has earned a 50% interest, the parties shall have formed a joint venture after which time the parties shall share pro rata all future funding of exploration and other expenditures proportionately to their interest in the Dog River Property. NMM may earn an additional 10% interest, for a total of 60% in and to the Dog River Property, by spending an additional $500,000 on exploration over an additional two-year period.

The Dog River Property is subject to an underlying agreement (the "Underlying Agreement") dated May 5, 1999 between Fort Knox and Kenneth Fenwick pursuant to which Mr. Fenwick was granted a 2.5% net smelter return royalty (the "Fenwick NSR"). Fort Knox has the right to purchase 60% of the Fenwick NSR at a cost of $500,000 for each 0.5%. Pursuant to the terms of the Dog River Agreement, NMM may earn the right to purchase a proportional interest in the Fenwick NSR under same terms and conditions as the Underlying Agreement. If either party elects to exercise the rights under the Underlying Agreement, then they must provide the other party with 60 days' written notice of their intention to do so.

The Dog River Property adjoins the companies Buck East, Senga and Tib Properties and forms part of the companies Lac Des Iles Project. Claim details for the Dog River Property are summarized in the table below:

Dog River Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Original Recording Date	Assessment Work Due Date
1232700	16	256	632	May 14, 1998	May 14, 2002
1237751	16	256	632	June 11, 1999	June 11, 2002
1237753	16	256	632	March 23, 1999	March 23, 2002
1237754	15	240	593	March 23, 1999	March 23, 2002
1237755	16	256	632	June 11, 1999	June 11, 2002
1233038	15	240	593	March 23, 1999	March 23, 2002
1237758	16	256	632	March 23, 1999	March 23, 2002
1237759	16	256	632	March 23, 1999	March 23, 2002
1237760	16	256	632	March 23, 1999	March 23, 2002
Total	142	2,272	5,609		

To September 30, 2001, NMM has incurred $108,152 in total acquisition and exploration costs on the Dog River Property.

Senga Property, Ontario – Lac Des Iles Project

On March 20, 2000, NMM acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 90 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac des Iles Pd-Pt Mine complex. The Senga Property forms part of NMM's Lac Des Iles Project. A network of logging roads in the area provide excellent access to the Senga Property. The Senga Property adjoins NMM's Dog River, Buck East and Taman Properties. Claim details for the Senga Property are summarized in the table below:

Senga Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240450	4	64	158	Senga Lake	March 20, 2000	March 20, 2002
TB-1240600	2	32	79	Senga Lake	March 20, 2000	March 20, 2002
TB-1220814	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220811	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1220830	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240572	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240573	12	192	474	Senga Lake	March 20, 2000	March 20, 2002
TB-1240574	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240575	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240576	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240577	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240578	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240579	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240580	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240581	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
TB-1240582	16	256	632	Senga Lake	March 20, 2000	March 20, 2002

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240583	16	256	632	Senga Lake	March 20, 2000	March 20, 2002
Totals	234	3,744	9,243			

To September 30, 2001, NMM has incurred $55,732 in total acquisition and exploration costs on the Senga Property.

Tib Property, Ontario – Lac Des Iles Project

On March 20, 2000, NMM acquired a 100% interest in the Tib Property by staking 12 claim blocks encompassing a total of 2,640 hectares (6,518 acres) located approximately 100 km north-northwest of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Tib Property adjoins the companies Dog River and Millford's Bullseye Properties and forms part of NMM's Lac Des Iles Project. A network of logging roads in the area provides excellent access to the Tib Property. Claim details for the Tib Property are summarized in the table below:

Tib Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240584	15	240	593	Tib Lake	March 20, 2000	March 20, 2002
TB-1240585	9	144	356	Tib Lake	March 20, 2000	March 20, 2002
TB-1240586	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240587	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240588	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240589	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240590	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240591	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240592	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240593	8	128	316	Tib Lake	March 20, 2000	March 20, 2002
TB-1240594	16	256	632	Tib Lake	March 20, 2000	March 20, 2002
TB-1240595	5	80	198	Tib Lake	March 20, 2000	March 20, 2002
Totals	165	3,640	6,518			

To September 30, 2001, NMM has incurred $26,815 in total acquisition and exploration costs on the Tib Property.

Buck East Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 20, 2000 (the "Buck East Agreement") among NMM as the optionee, and Mr. Ted Aho as the "Optionor", NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property. The Buck East Property is comprised of 3 claim blocks covering a total of approximately 624 hectares (1,541 acres) approximately 90 km north-northwest of Thunder Bay, Ontario and 25 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Buck East Property by making cash payments totalling $88,000, issuing 120,000 common shares to the Optionor and undertaking $250,000 in work expenditures as follows:

(a) $88,000 in cash payments over a four-year period as follows:

$ 8,000 within 10 days of regulatory approval (completed;
$15,500 on the first anniversary of regulatory approval (completed;
$20,000 on the second anniversary of regulatory approval;
$20,500 on the third anniversary of regulatory approval; and
$25,000 on the fourth anniversary of regulatory approval

(b) 120,000 common shares over a four year period as follows:

15,000 Common Shares within 10 days of regulatory approval (completed;
20,000 Common Shares on the first anniversary of regulatory approval (completed;
25,000 Common Shares on the second anniversary of regulatory approval;
30,000 Common Shares on the third anniversary of regulatory approval; and
30,000 Common Shares on the fourth anniversary of regulatory approval

(c) Exploration expenditures of $250,000 by the fourth anniversary of regulatory approval (exploration expenditures to date total approximately $20,000).

Upon the commencement of commercial production, the Buck East Property will be subject to a 2% net smelter returns royalty in favour of the Optionor. NMM shall have the sole and exclusive right and option to purchase 50% of the 2% net smelter returns royalty from the Optionor for the sum of $1,000,000 at any time.

The Buck East Property adjoins NMM's Dog River and Senga Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Buck East Property are summarized in the table below:

Buck East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1238123	16	256	632	Senga Lake	March 15, 2000	March 15, 2003
TB-1238124	8	128	316	Senga Lake	March 15, 2000	March 15, 2003
TB-1238125	15	240	593	Senga Lake	March 15, 2000	March 15, 2002
Totals	39	624	1,541			

To September 30, 2001, NMM has incurred $53,720 in total acquisition and exploration costs on the Buck East Property.

Milford's Bullseye Property, Ontario – Lac Des Iles Project

Pursuant to an option agreement dated effective May 20, 2000 (the "Milford's Bullseye Agreement") among NMM as the optionee, and Don Leishman, Ken Fenwick, and Ron Tweedie as the optionors (collectively referred to as the "Milford's Bullseye Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford's Bullseye Property. The Milford's Bullseye

Property is comprised of 4 claim blocks covering a total of approximately 832 hectares (2,054 acres) approximately 85km north-northwest of Thunder Bay, Ontario and 12 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

NMM can earn a 100% interest in and to the Milford's Bullseye Property by making cash payments totalling $40,000 and issuing 50,000 common shares to the Milford's Bullseye Optionors as follows:

(a) $40,000 in cash payments over a three-year period as follows:

$5,000 within 10 days of regulatory approval (*completed*);
$7,500 on the first anniversary of regulatory approval (*completed*);
$10,000 on the second anniversary of regulatory approval; and
$17,500 on the third anniversary of regulatory approval.

(b) 50,000 common shares as follows:

12,500 Common Shares within 10 days of regulatory approval (*completed*);
12,500 Common Shares on the first anniversary of regulatory approval (*completed*);
12,500 Common Shares on the second anniversary of regulatory approval; and
12,500 Common Shares on the third anniversary of regulatory approval.

Upon the commencement of commercial production, the Milford's Bullseye Property will be subject to a 3% net smelter returns royalty in favour of the Milford's Bullseye Optionors. NMM shall have the sole and exclusive right and option to purchase 50% of the 3% net smelter returns royalty from Milford's Bullseye Optionors for the sum of $1,500,000 which is exercisable for a period of six months after the date of commercial production.

The Milford's Bullseye Property adjoins NMM's Tib Property and forms part of NMM's Lac Des Iles Project. Claim details for the Milford's Bullseye Property are summarized in the table below:

Milford's Bullseye Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1205157	16	256	632	Tib Lake	February 7, 2000	February 7, 2002
TB-1240471	15	240	593	Tib Lake	May 8, 2000	May 8, 2002
TB-1240472	8	128	316	Tib Lake	May 8, 2000	May 8, 2002
TB-1240473	13	208	514	Tib Lake	May 8, 2000	May 8, 2002
Totals	52	832	2,054			

To September 30, 2001, NMM has incurred $36,959 in total acquisition and exploration costs on the Millford's Bullseye Property.

<u>*Senga East Property, Ontario – Lac Des Iles Project*</u>

On May 8, 2000, NMM acquired a 100% interest in the Senga East Property by staking 5 claim blocks encompassing a total of 1,152 hectares (2,844 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Senga East Property forms part of NMM's Lac Des Iles Project and is the only non-contiguous property that is part of the project. Claim details for the Senga East Property are summarized in the table below:

Senga East Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240466	12	144	356	Tib Lake	May 8, 2000	May 8, 2002
TB-1240467	12	144	356	Senga Lake	May 8, 2000	May 8, 2002
TB-1240468	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240469	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
TB-1240470	16	256	632	Senga Lake	May 8, 2000	May 8, 2002
Totals	72	1,152	2,844			

NMM has only incurred staking costs and nominal expenses on the Senga East Property to date.

Taman Margin Properties, Ontario – Lac Des Iles Project

Between June 9 and August 25, 2000, NMM acquired a 100% interest in the Taman Margin Properties (Taman North, Taman Northwest and Taman South) by staking 5 claim blocks encompassing a total of 912 hectares (2,252 acres) located approximately 80 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Taman Margin Properties sit adjacent to the companies Taman Property and form part of NMM's Lac Des Iles Project. Claim details for the Taman Margin Properties are summarized in the table below:

Taman Margin Properties Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
Taman North						
TB-1245404	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1245405	16	256	632	Senga Lake	August 25, 2000	August 25, 2002
TB-1240032	10	160	395	Senga Lake	August 25, 2000	August 25, 2002
Taman NW						
TB-1245584	6	96	237	Senga Lake	July 10, 2000	July 10, 2002
Taman South						
TB-1245583	9	144	356	Senga Lake	June 9, 2000	June 9, 2002
Totals	57	912	2,252			

NMM has only incurred staking and nominal expenses to date on the Taman Margin Properties.

Hottah Property, Ontario – Lac Des Iles Project

On September 22, 2000, NMM acquired a 100% interest in the Hottah Property by staking 3 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 75 km north-northwest of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The

Hottah Property sits adjacent to the companies Taman and Lac Des Iles River Properties and forms part of NMM's Lac Des Iles Project. Claim details for the Hottah Property are summarized in the table below:

Hottah Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240030	16	256	632	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240031	14	224	553	Senga Lake	Sept. 22, 2000	Sept. 22, 2002
TB-1240032	12	196	474	Shelby Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	72	672	1,659			

NMM has only incurred staking and nominal expenses to date on the Hottah Property.

Wakinoo Property, Ontario – Lac Des Iles Project

On September 22, 2000, NMM acquired a 100% interest in the Wakinoo Property by staking 1 claim block encompassing a total of 192 hectares (474 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 25 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Wakinoo Property sits adjacent to the companies Lac Des Iles River Property and forms part of NMM's Lac Des Iles Project. Claim details for the Wakinoo Property are summarized in the table below:

Wakinoo Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1240033	12	196	474	Eayres Lake	Sept. 22, 2000	Sept. 22, 2002
Totals	12	196	474			

NMM has only incurred staking and nominal expenses on the Wakinoo Property to date.

Vande Property, Ontario – Lac Des Iles Project

Between July 24 and September 21, 2001, NMM acquired a 100% interest in the Vande Property by staking 7 claim blocks encompassing a total of 672 hectares (1,659 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Vande Property sits adjacent to the companies Shelby Lake Property and forms part of NMM's Lac Des Iles Project. Claim details for the Vande Property are summarized in the table below:

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1187425	14	224	553	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187426	6	96	237	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187427	8	128	316	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187428	13	208	514	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187429	12	196	474	Shelby Lake	July 24, 2001	July 24, 2003
TB-1187628	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 21, 2003
TB-1187629	16	256	632	Shelby Lake	Sept. 21, 2001	Sept. 22, 2003
Totals	85	1,360	3,359			

Lac des Iles Project -- General Area Access, Geology and Exploration Work

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 200,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area and through the Senga, Dog River and Tib properties. Secondary access roads and partially overgrown logging trails off the Dog River road provide access to the Buck East, Taman, Taman East, Senga East and Milford Bullseye properties.

4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road which turns of the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads which provide excellent access to the Lac Des Iles River, Hottah, Wakinoo and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property is most easily accessed via a separate and unconnected series of logging roads which turns off regional highway 527 south 85 km north of Thunder Bay.

Geology and Mineralization

The Lac Des Iles District is defined geologically by the occurrence of a number relatively undeformed, Late Archean mafic/ultramafic intrusions located near the southern margin of the Wabigoon Sub-Province of the Superior craton. The intrusions, which date at roughly 2.74 Ga, occur mainly along the margins of a crudely circular "ring" (The Lac Des Iles Ring Structure) some 25-30 km in diameter. The Lac Des Iles intrusions are intruded into Mid to Late Archean orhto and paragneiss of the Wabigoon Sub-Province. The southern contact of the Wabigoon Sub-Province, with the metasediments of the Quetico Sub-Province, occurs less than 2 km south of the southern-most member of the Lac Des Iles suite. Sutcliffe (1986) considered the Lac Des Iles suite of intrusions to be roughly coeval with a series of granitic-tonalitic-granodioritic intrusions in the Lac Des Iles area. This suite of felsic intrusions is restricted spatially to the interior of the Lac Des Iles Ring Structure and appears to cut the mafic intrusions. The felsic intrusions are, in turn, cut by Late Archean mafic dykes whose relationship to the Lac Des Iles Suite is unknown.

Along the eastern margin of the Project area erosional remnants of the Proterozoic-aged Logan diabase sill complex are locally preserved. The Logan diabase sills are related to Late Proterozoic extension and failed rifting of the Nipigon basin some 50 km to the east of the Project area.

Based on a review of the provincial assessment records stored with the Mining Recorder in Thunder

Bay and Sudbury, Ontario there is no recorded exploration on the Tib, Milford Bullseye, Senga, Senga East, Taman East, Hottah, Wakinoo and majority of the Vande Property. Under the claim acquisition system in effect in Ontario there is no obligation to file work completed on a property if the claim holder does not intend to hold the claims beyond the second anniversary date. Therefore, the lack of recorded work on these properties does not rule out the possibility that early stage work (i.e. mapping, prospecting, sampling) has been completed in some of these areas by other operators in the past.

Recorded exploration activities on the Dog River, Taman, and certain other properties within the Project boundaries are summarized below:

Dog River Property

Claim posts located on the Dog River property indicate at least three other groups have held the Dog River Property in the past. However, the only recorded exploration program prior to the current work by Ft. Knox and New Millennium was a program of line-cutting, magnetic and VLF surveying conducted on the southern half of the current property by Platinum Exploration Canada in 1986. This program outlined the magnetic anomaly associated with the Dog River intrusion and slightly stronger, north-south magnetic high on the west side of the Dog River which is associated with a gabbro dyke which cross cuts the Dog River intrusion.

Taman Property

Although there is no recorded exploration on the Taman Property there is evidence of previous exploration work in the form of 3 shallow trenches and blast pits in and around a small copper showing on the northeastern portion of the property.

NMM's Recent Exploration Work

Between May and July of 2000, NMM employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGM showings, the discovery of two zones of PGM mineralization hosted in boulders and the location of four previously unmapped members of the Lac Des Iles Intrusive Suite.

This program consisted of widely spaced (200-500 metre) prospecting and mapping traverses across the known mafic intrusions in the Project area and through airborne magnetic features thought to be related to mafic intrusions. Grab samples were collected from all mafic outcrops examined as well as from sulphide mineralized mafic boulders located within the Project area. In total over 1,600 rock samples were collected and analyzed for Pt, Pd, Au, Cu and Ni. Of those samples collected 57, or slightly over 3.5%, returned values in excess of 100 ppb combined Pt+Pd+Au which is taken as representative of significant PGM mineralization.

Significant zones of mineralization were discovered in outcrop at the Powder Hill, on the Lac des Iles River Property (see above description), and at the Turtle Hill on the Shelby Lake Property. The following figure summarizes the PGM mineralization showings and property outline for the southern properties comprising the Lac des Iles Project (Lac des Iles River, Shelby Lake and Vande Properties).

At the Turtle Hill on the Shelby lake Property, weakly disseminated chalcopyrite and pyrite mineralization occurs in the leucogabbro contact-style breccia along the northern contact of the Shelby Lake Complex. Values from below detection levels up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 X 15 metres.

PGM mineralization in boulders was also detected on the Taman Property. Six gabbro/gabbro-norite boulders on the Taman property returned values > 200 ppb Pt+Pd+Au, with a high of 1.11 g/T Pt+Pd+Au. The mineralized boulders on the Taman property tend to be subangular, between 20 and 60 cm in size and occur in areas of the property where the basal till layer is exposed adjacent gneissic outcrops. To date similar lithologies to those hosting the mineralization in these boulders have not been observed in outcrop on the Taman Property.

A grab sample collected during the initial prospecting program on the Taman Property returned a value of 323 ppb Pt+Pd from a pyroxenite sample with no discernable sulphide. Based on this result a 141 metre long x 5 metre wide trench was dug along the south side of the main Taman access road through a number of small pyroxenite outcrops. One metre long channel samples were collected at 5 metre intervals along the main trench for a total of 37 samples. 17 of the 37 samples (46%) contained detectable Pd with a high of 92 ppb Pt+Pd+Au (over 1 metre). The highest-grade sample correlates with the location of the anomalous grab sample. No further work was recommended on this portion of the Taman Property.

The Phase 1 program also located previously unmapped mafic intrusions at Bullseye, Hammerhead, Taman East and Towle Lake. Several new outcrop occurrences of the Dog River intrusion were also located.

Outside the southern block, namely, the Lac des Iles River, Shelby Lake and Vande, the Lac des Iles Project holdings are at a very early stage of exploration. Given the degree of success on the three southern properties, there is every reason to believe that additional discoveries of PGM mineralization can be made within the balance of the project holdings as more detailed exploration is conducted.

Lac Des Iles Project

Sampling Methodology, Data Verification, Sample Preparation and Security

Samples collected from the were, in all cases, labeled, tagged and sealed in the field and then transported to the main Lac Des Iles field camp. Samples were then transported on mass to Accurassay in Thunder Bay or to Thunder Bay for shipment, via transport to XRAL, by NMM's consultants.

Analysis for Pt-Pd-Au were in all cases conducted by fire assay after standard preparation techniques. The atomic absorption finishing method utilized by Accurassay produced detection limits of 15, 10 and 5 ppb respectively for Pt-Pd-Au and the instrumental neutron activation finish employed by XRAL provides detection limits of 10, 1 and 1 ppb respectively.

All pulps and rejects collected from the project to date are stored at the appropriate analytical facility. In the case of drill core half of each core sample has been retained for future analysis and study and is stored either in the field or in New Millennium's Thunder Bay warehouse.

Outside of the check assaying and duplicate analysis (every 10th sample) normally completed by the analytical facilities no systematic program of data verification was undertaken. Analysis of randomly inserted duplicate samples has not yielded any significant discrepancies and a single batch of twelve samples collected from throughout the project area and submitted to a third analytical facility (Chemex) returned values within 3-4% of those obtained from the two facilities utilized (XRAL, Accurassay) for the bulk of the samples.

The properties comprising the Lac des Iles Project have no known body of commercial ore. Any proposed work to be completed on the Lac des Iles Project will be exploratory in nature.

Agnew Lake Property, Ontario


Shelby Lake Property
Turtle Hill
North Contact
Stocker
Vande
Demars
Stinger
Vande Property
PGM Showing
Powder Hill
Lac Des Iles River Property
Outline of Mafic Intrusion
Wakinoo
Wakinoo Property
Magnetic Trend
LDI Southern Block Showings, Properties and Intrusion Outlines
PGM:CDNX

Figure 4 - PGM Showings and Property Outlines - South Block - Lac Des Iles Project

Description and Acquisition

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement"), between NMM and Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property, which initially comprised 201 mineral claims totalling 3,216 hectares, overlying a mafic intrusive complex located near Sudbury, Ontario. Pursuant to additional staking by NMM and the ProAm Agreement described below, the Agnew Lake Property now comprises 449 mineral claims, totalling 7,184 hectares.

Under the Agnew Agreement, NMM has paid the Agnew Optionors $65,700 and has issued an aggregate of 100,000 shares. In order to earn the first 51% interest (the "First Option") in and to the Agnew Lake Property, NMM must incur expenditures of not less than $1 million, by no specific date on the Agnew Lake Property, and pay the Agnew Optionors additional consideration totalling $105,000 over the next three years, as follows:

(i) $25,000 on March 1, 2002;

(ii) $35,000 on March 1, 2003; and

(iii) $45,000 on March 1, 2004.

Once NMM has satisfied the requirements of the First Option, in order to earn the remaining 48% interest (the "Second Option"), for a total of 99% interest in and to the Agnew Lake Property, NMM must incur an additional $1 million in expenditures by no specific date. The Agnew Optionors will retain a 1% carried interest and a 2% net smelter returns royalty.

In the event of the termination of the Second Option and provided that the First Option has been exercised by NMM, the parties shall enter into a formal joint venture agreement within 120 days of the termination of the Second Option and NMM will, as of the commencement date of the joint venture, be deemed to have a 51% and the Agnew Optionors shall be deemed to have a 49% interest in and to the Agnew Lake Property. Subsequent to the formation of the joint venture, all expenditures shall be funded by the parties pro rata in accordance with their respect interests at the Agnew Lake Property.

On June 18, 2000, NMM signed a Letter of Intent with Pacific North West Capital Corporation ("PFN") under which PFN may acquire 50% of all of NMM's rights and interests in the Agnew Lake Property. In order to vest its 50% interest, PFN must match the level of exploration expenditure incurred by NMM to-date (agreed at $500,000) by December 20, 2004, issue 50,000 shares of PFN to NMM (which have been issued) and make cash payments totalling $200,000 (of which $65,000 has been paid). PFN was appointed the operator of the property, and is responsible for completion of all assessment and filing requirements as long as it remains the operator of the property.

On June 27, 2001, NMM and PFN entered into an agreement (the "Kaymin Agreement") with Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited ("Kaymin"), under which Kaymin may acquire a 50% interest in the combined rights and interests of NMM and PFN in the Agnew Lake Property (or in other words a 49.5% undivided interest in the property), by funding or otherwise incurring exploration expenditures on the property of not less than $6,000,000 by December 31, 2004 and by making cash payments of $200,000 to each party (which have been completed). NMM remains responsible for NMM's underlying property option payments to the Agnew Optionors, but the expenditures of Kaymin will be credited towards NMM's and PFN's earn-in requirements. Upon earning its 49.5% interest under the Kaymin Agreement, Kaymin may increase its interest in the property to 57% by entering into a joint venture with NMM and PFN, and completing a bankable feasibility study. Kaymin may subsequently increase its interest to 60% by arranging for or funding all costs of development and construction to commercial production. NMM and PFN would be required to repay Kaymin their portion of these costs from a percentage of their respective shares of production from the project, as described in the Kaymin Agreement.

At the commencement of commercial production, and assuming PFN earns its full interest in the property, NMM and PFN would each retain an undivided 19.5% participating interest, and the Agnew Optionors, as the original property owners, would hold a 1% carried interest and up to a 2% net smelter returns royalty. Kaymin also has the right to purchase a further 5% interest (for an aggregate 65% interest) in the initial or subsequent mining operations developed on the Agnew Lake Property, based upon the net present value of the operations, according to their respective feasibility studies. PFN remains the operator of the property.

In the event that PFN does not incur its required earn in expenditures of $500,000 on its own account (i.e. if another party incurs the expenditures) PFN may exercise its earn in right by payment of $500,000 worth of PFN shares to NMM at any time before PFN's earn in deadline of December 20, 2004. By an amendment to the original agreement dated August 16, 2001 PFN has agreed to pay NMM incremental payments towards their earn in requirement. Commencing this year, 75,000 PFN shares will be paid annually to NMM for four years (the first installment of which has been received), unless PFN exercises its earn in right earlier. The shares will be valued according to the ten-day average market price at their time of issue, but in no case at a value less than $0.60 per share.

On November 1, 2001, PFN and NMM entered into an agreement (the "ProAm Agreement") with ProAm Explorations Corporation ("ProAm") to acquire an undivided 100% interest in 3 claims surrounded by the Agnew Lake Property (the "ProAm Property"). Under the terms of the ProAm Agreement, PFN and NMM have the right to acquire an undivided 100% interest (50/50) in the ProAm Property by making cash payments of $30,000 (of which $8,000 has been paid), issuing 48,000 shares of NMM (of which 14,000 shares have been issued) and 21,000 shares of PFN over a two year period, and undertaking $400,000 dollars in work expenditures over a four year period. Under the terms of the ProAm Agreement, the ProAm Property became part of the Agnew Lake Property, and is subject to the Agnew Agreement and the Kaymin Agreement described above. Kaymin has assumed the underlying cash property option payments, which will also be credited to Kaymin's earn-in requirements, but the share installments remain the responsibility of NMM and PFN respectively. The ProAm Property is also subject to a 2.5% net smelter royalty in favour of the original property vendor (a Mr. James Bond II), 1.5% of which may be purchased by ProAm for $1.5 million. Upon earning its interest, a 0.75% net smelter returns royalty will be granted to ProAm. NMM and PFN have the right to purchase the entirety of the initial 1.5% net smelter returns royalty from Mr. Bond should the terms of the ProAm Agreement be fulfilled, and by making an additional cash payment of $100,000 to ProAm.

To September 30, 2001, NMM has directly incurred $508,800 in exploration work on the Agnew Lake Property. To October 31, 2001, Kaymin has incurred approximately a further $550,000 in exploration expenditures on the Agnew Lake Property. Work is being conducted by PFN as project operator on an ongoing basis. Kaymin has approved a first year budget of $1.18 million, but much of this funding will not be expended on the project until calendar 2002.

Location and Access of Claims

The Agnew Lake Property is situated in the Sudbury Mining District of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Townships (NTS sheet 41I/5). The intrusion lies 70 km west-southwest of the city of Sudbury, Ontario, and 9 km north of the village of Webbwood, Ontario. The western part of the Agnew Lake Property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access in the east, and a Hydro Ontario power line and a series of logging roads cut the central parts of the intrusion. Transportation costs for all types of exploration activity are thus not excessive.

Exploration History

The Agnew Lake Property covers most of a group of rocks known as the Agnew Intrusion. The margins of the Agnew Intrusion were originally explored for gold and base metals (ie., copper, nickel, etc.), summarized as follows:

1954: Dominion Gulf Company completed 2 diamond drill holes in the south-eastern corner of the intrusions. Results are unknown.

1967: Broulan Reef Mines Ltd. completed airborne magnetometer, electromagnetic and radiometric surveys, and ground magnetometer surveys, over parts of the intrusion in Shakespeare and Dunlop townships.

1968: Broulan Reef Mines Ltd. conducted a ground electromagnetic survey. Location and results are unknown.

1969: Falconbridge Nickel Mines Ltd. completed a 380-feet diamond drill hole along the east-central edge of the intrusion. Assay results are unknown.

1974: Inco Ltd. conducted 2-day reconnaissance sampling program in Shakespeare Township. A total of 8 samples were obtained, none of which were assayed.

1986: As part of a regional examination of "Nipissing" rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township. The mineralized zone detected by this reconnaissance sampling was subsequently named the A Zone of the Agnew intrusion.

1987: BP Resources Canada Ltd. acquired 27 claims in Gough and Shibananing townships. The company completed an airborne magnetometer and VLF survey over part of the complex. A grid was established over the A Zone and several lines of IP surveying were completed. Reconnaissance prospecting was carried out in the contact zones. A total of 105 rock samples were taken with five samples returning platinum and palladium values.

1988: BP Resources Canada Ltd. re-established the A Zone grid and completed 6.3 line km of IP surveys. Mapping and sampling of the A Zone outlined mineralization over a 25-35 m wide interval extending intermittently for 700 m along strike.

1989: BP Resources Canada Ltd. completed four diamond drill holes totalling 542 metres on the A Zone. Based on the drill hole results, most of the remainder of the Agnew intrusion was acquired by staking or option agreement.

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B, B2 (Brunne Option), C and D zones. A two-man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex. A total of 923 surface samples were obtained.

BP Resources Canada Ltd. completed 28 diamond drill holes totalling 4801 m on the B and B2, C and D zones.

1992-3: BP Resources Canada Ltd. was disbanded and the Agnew claims transferred to Inco Ltd. Inco conducted a bulk channel sampling program on the B and D zones. The bulk sample results indicated average grades of 0.056 parts per million platinum and 0.188 parts per million palladium for B Zone mineralization, and 0.634 parts per million platinum and 0.163 parts per million palladium for D Zone mineralization.

1998: The Inco claims over the Agnew complex were acquired by two local geologists, who staked additional ground including the Bye Zone. Inco carried out a bulk sampling program on the Agnew complex because they were looking for large tonnage massive sulphide mineralization and felt that this was an appropriate sampling method to be used to test for this type of mineral deposit. Inco dropped the claims covering the Agnew Intrusion because the mineralization they encountered during their exploration program did not fit the geological model of a massive sulphide deposit.

An independent American prospector staked a small area in the south central part of the Agnew complex in late 1998. This ground was optioned to Freewest Resources Canada Ltd.

1999: NMM optioned the Agnew Lake Property from the Agnew Optionors, and subsequently staked all of the remaining open ground on the intrusion.

Summary of Recent Exploration by NMM

NMM's initial exploration program on the Agnew Lake Property tested the strike continuity of contact zone mineralization and investigated the potential for reef-type mineralization. The goal of this initial exploration program was to outline the mineralized zones on surface upon which recommendations for second phase work, including drilling, could be made. The initial work program included stripping, trenching and detailed rock and soil geochemical surveys along the basal contacts of the intrusion (exploration for contact zone mineralization) and geological mapping and geochemical surveying in the favourable horizons of the complex (exploration for reef-type mineralization).

Results from the initial exploration program up to mid-August, 1999 were positive to the extent that additional funds were spent on an expanded exploration program to September 30, 1999. Expansion of the initial exploration program included additional geochemical soil and rock sampling, additional geological mapping and additional trenching and sampling. Results of the sampling verified the presence of a narrow Pt-Pd-Au mineralized, stratabound (reef-style) horizon in the upper portion of the intrusion.

By October 14, 1999, a total of six trenches totalling 802 meters were dug to bedrock on the Agnew Lake Property. The purpose of digging these trenches was to investigate anomalous platinum, palladium and gold values detected in soil surveys that had been carried out over the property during the first part of the initial exploration program.

NMM commenced a second phase exploration program on the Agnew Lake Property in late November, 1999 which was completed in December 1999. This second phase exploration consisted of diamond drilling of selected targets delineated by the expanded first phase exploration program. NMM estimates that approximately $80,000 was spent on the drilling program. The purpose of the drilling program was to test at depth platinum, palladium and gold-mineralized areas that were outlined on surface.

Three holes totalling 257 metres were drilled to test the Bye Zone, a zone of gossanous surface mineralization hosted by a Late Proterozoid Nipissing gabbro sill. Surface sampling on the Bye Zone returned values from below detection levels up to 4.7 g/t Pd, 3.8 g/t Pt and 7.5 g/t Au. The first two holes undercut the Bye Zone owing to the fact that the zone has a steeper plunge than suggested by surface mapping. The third, and final hole of the program intersected two zones of PGE mineralization. The Upper Zone, intersected at a down-hole depth of 20.9 metres, averaged 0.217 g/t Pd, 0.068 g/t Pt, 0.029 g/t Au and 674 ppm Cu over 1.5 metres. 1.5 metres of lower grade mineralization separates the Upper and Lower Zones. The Lower Zone averaged 0.62 g/t Pd, 0.18 g/t Pt, 0.085 g/t Au and 1,347 ppm Cu over 3.0 metres including 1.72 g/t Pd, 0.495 g/t Pt and 0.207 g/t au over 0.4 metres.

Drilling within the upper portion of the Early Proterozoic Agnew Lake layered mafic intrusion returned only weakly elevated Pd and Pt values (highs of 104 and 108 ppb, respectively). Three holes, for a total metreage of 550 metres, were drilled into this area to test coincident Cu-Pd-Au soil anomalies. The results are similar to those encountered in surface trenching and indicate that strata-bound "reef-style" mineralization is present in the upper portion of the Agnew Intrusion, but that the grade of said mineralization is relatively low. While the grades are disappointing, the verification that this style of mineralization is present within the Agnew Lake intrusion is very encouraging from the standpoint of on-going exploration activities.

The third area tested by the December drilling program was the northwest corner of the Agnew Lake Intrusion. Here previous work done by BP Canada identified widespread "contact-style" PGE mineralization with grades of up to 5.6 g/t Pd and 0.9 g/t Pt from the surface grab samples. The 1999 drilling was targeted at what, based on a re-evaluation of BP's results, appeared to be layer-parallel ("reef-style") mineralization located within the basal portion of the Agnew Lake intrusive stratigraphy, above the contact zone mineralization. Three holes totalling 350 metres were drilled to test for this style of mineralization within the lower Varitextured Gabbro Unit. A fourth hole (NM99-7) was drilled mainly for stratigraphic purposes. All three holes (NM99 – 4,5,6) drilled into the Varitextured Unit encountered multiple zones of elevated PGE values including a 10 metre thick zone hosted by a distinct varitextured gabbro sub-unit. This thick interval was intersected in two holes and returned average values of 0.186 and 0.151 g/t Pt+Pd over 10 metres. The third hole was drilled stratigraphically below this interval. The best intersection from this area was from hole NM99-5 which returned 0.626 g/t Pt + Pd over 2 metres at a depth of 66 metres.

Drilling of this target failed to increase either thickness or grade and no additional work is planned for this target by NMM.

Geology and Mineralization

The Agnew Intrusion is a body of rock that covers a 10 kilometre (6.25 mile) by 6 kilometre (3.75 mile) area. The Agnew Intrusion hosts an environment that is favourable for the concentration of PGE group metals (i.e. platinum, palladium, rhenium) both on the margins of the Agnew Intrusion and within discrete layers of the intrusion.

Seven discrete zones (A, B, B2, C, D, Bye and O'Brien) of PGE mineralization with associated copper and nickel have been delineated on the Agnew Lake Property by BP Resources. These zones are located on the edges of the Agnew Intrusion, and are spread over a distance of 10 kilometres (6.25 miles). Surface (rock) samples previously taken from these zones assayed up to 8.5 grams per tonne (0.25 ounces per ton) combined platinum and palladium. Drill core samples from these zones assayed up to 6.0 grams per tonne (0.18 ounces per ton) combined platinum and palladium.

NMM's consultants have determined that there are two types of PGE targets to be evaluated on the Agnew Property. The first type of target is contact zone mineralization, which occurs along the margins of the Agnew Intrusion. The second type of target is "reef-type" mineralization, which is postulated to have formed within certain layers of the Agnew Intrusion as the rocks cooled.

During 2000-01 exploration work, PFN (Pacific Northwest Capital) as operator of the Agnew Lake

Property, has undertaken a program of detailed mapping, stripping, as well as detailed sampling and geophysics, targeting contact zone mineralization along the basal margin of the Agnew Lake intrusion. The primary target was PGE mineralization similar to what is found at PFN's River Valley project, also located near Sudbury, Ontario. The target area was along the 15 kilometre contact zone of the intrusion in which previous work has demonstrated significant values of up to 8.5 g/t combined PGE.

PFN's work to date has mainly targeted the previously mentioned A, B, B2 and C Zones initially identified by BP Resources. Work during 2000-01 has confirmed the presence of significant Pt-Pd-Au mineralization in all of these areas, resulted in extending the known mineralization in the A Zone area by at least 500 metres to the north toward the B2 Zone, and returned grab sample grades from below detection up to 12.1 g/T Pt+Pd-Au.

At the time of writing, results from the detailed grid sampling were pending in several areas, IP/Mag surveys were underway over portions of the A, B2 Zones and the ProAm Property, and an initial reconnaissance drill program totalling some 1500 metres was being undertaken to test geochemical, geological, and geophysical targets in the A, B and B2 zone areas.

Agnew Lake Project

Sampling Methodology, Data Verification, Sample Preparation and Security

Analytical methods utilized on each type of sample have been included in the discussion above. Standard preparation techniques were employed for all samples save for the soil samples which underwent a proprietary preparation and analytical technique (MMI - Mobile Metal Ion) under license to XRAL, the details of which NMM is not privy to.

Random duplicate samples were submitted with New Millennium's samples roughly every 50-65 samples. No significant anomalies appeared in the data and the check assays conducted by the analytical facilitates did not show any anomalies during the period of time NMM's consultant was involved in the project.

Pacific Northwest Capital has not, to NMM's knowledge, conducted any in-house data verification save for re-analyzing the pulps for any and all samples that exceeded the 1 g/T Pt+Pd+Au threshold. In all cases every tenth sample was re-assayed by the analytical facility in question with the both the original and duplicate analysis report. To NMM's knowledge there has been no significant analytical discrepancies detected by the data verification procedures conducted on the project to date. In general no analytical errors were observed in the data collected to date on the project and NMM's consultant believes the analytical data accurately reflects the metal distribution on the property.

The Agnew Lake Property contains no know body of commercial ore. All work completed to date on the property has been exploratory in nature.

Otter Tooth Property, Ontario

On April 6, 2000, NMM acquired an option from Canadian Golden Dragon Resources Limited to earn up to an undivided 60% interest in the Otter Tooth Property. The Otter Tooth Property totals approximately 7,904 hectares and is located in the northern part of the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. NMM can acquire its first undivided 50% interest in the Otter Tooth Property by making cash payments totalling $65,000 over a five-year period (of which $25,000 has been paid). Four additional installments of $10,000 each are due on June 14, 2002, 2003, 2004 and 2005. NMM was required to spend a minimum of $40,000 on the property by October 31, 2000 (which has been spent), incur a further $200,000 in exploration work by April 6, 2002, and the balance of $510,000 by April 6, 2003, to earn a 50% interest in the property. NMM can then earn a further undivided 10% interest in the property by spending an additional $750,000 within a further three-year period. To September 30, 2001, a total of $163,054 has been incurred in exploration work on the Otter Tooth Property.

The following is a summary of the claims comprising the Otter Tooth Property:

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1229568	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229569	4	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229571	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229575	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229604	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229605	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1229606	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (100%)	March 15, 2002
TB1244261	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244265	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244270	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244271	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244272	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244273	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244258	16	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244259	15	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244260	16	Whalen Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244262	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244263	15	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244264	2	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244266	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002

Claim #	# of Units	Township	Recorded Holder	Due Date[1]
TB1244267	8	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244268	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244269	10	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	May 29, 2002
TB1244274	8	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244275	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244276	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244277	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244278	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244279	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244280	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1244281	12	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	June 8, 2002
TB1246211	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246212	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246213	16	Puddy Lake	Canadian Golden Dragon Resources Ltd.(50%)/NMM Metals Corporation (50%)	September 8, 2002
TB1246214	16	Puddy Lake	Canadian Golden Dragon Resources Ltd. (50%)/NMM Metals Corporation (50%)	September 8, 2002

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Otter Tooth Property covers large portions of two Archean-aged mafic intrusive complexes believed to have significant potential to host PGM mineralization. The property, located 65 km southwest of Armstrong, Ontario, covers the majority of the Awkward Lake gabbro-anorthosite complex and a significant portion of the Core Zone gabbro intrusion.

Prospecting and mapping in late 2000 and 2001 by NMM identified three zones of PGM mineralization on the Otter Tooth Property. Within the southern portion of Awkward Lake Intrusion a zone of Cu-Ni-Pt-Pd-Au mineralization (Grassy Meadow Zone) was identified. Grab samples from this zone returned grades from below detection up to 1.03% Cu, 0.33% Ni and 333 ppb Pt+Pd+Au. The mineralization occurs as coarse-grained sulphide disseminations in a medium-grained anorthositic gabbro phase near the inferred base of the intrusion. Only preliminary prospecting has been completed on this zone and no other details are available.

A second zone of mineralization was encountered in a small gabbro body located immediately north of, and believed to be related to, the Core Zone intrusion. The T-Lake Zone consists of a narrow zone (1-2 metres) of weakly disseminated chalcopyrite and pyrrhotite within a medium-grained leucogabbro at the contact with an east-west-trending deformation zone. Grab samples from the T-Lake Zone have returned grades from below detection to 1.23 g/t Pt+Pd+Au. Grab samples from the adjacent deformation zone, which has a minimum width of 10 metres, also show elevated PGM values, from below detection to 189 ppb Pt+Pd+Au despite being deeply weathered.

A third zone of low level PGM mineralization was identified within the Core Zone intrusion. This zone of mineralization occurs at the south end of T-Lake and is associated with a broad zone of shearing. Grab samples from this zone have returned values from below detection to 301 ppb Pt+Pd+Au from sheared and oxidized fine-grained melanogabbro.

The Otter Tooth Property has no known body of commercial ore. All exploration programs conducted to-date on the property have been exploratory in nature.

Salter Property, Ontario

On September 3, 1999, NMM acquired an undivided 100% interest in the Salter Property by staking three mineral claims totalling approximately 352 hectares located in the Sudbury Mining Division within 10 kilometres of Massey, Ontario and within 40 kilometres of NMM's Agnew Lake Property. To September 30, 2001, NMM has incurred $9,288 in costs on the Salter Property.

The following is a summary of claims covering the Salter Property:

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
S1229689	10	Salter	NMM Metals Corporation (100%)	September 3, 2002
S1229690	8	Salter	NMM Metals Corporation (100%)	September 3, 2002
S1229691	4	Salter	NMM Metals Corporation (100%)	September 3, 2002

(2) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

The Salter Property area has seen sporadic exploration activity over the last 50 years. The majority of this activity has been focused on the potential for vein-related high-grade copper mineralization. There are two small former copper producing mines within 5 kilometers of the Salter Property. From information that is publicly available from assessment and geological maps and reports from the Ontario Ministry of Mines and the Ontario Geological Survey, exploration in the Salter Property area has included regional airborne magnetic and electromagnetic surveys, stream sediment sampling, geological mapping and prospecting. There is, however, no recorded work targeting the PGE potential of the Salter Property.

The Salter Property overlies a portion of the May Township Intrusion. The May Township Intrusion is part of a suite of mafic intrusive rocks in this portion of Ontario (called the East Bull Suite) that includes the Agnew Lake Intrusion, which are known to host local concentrations of PGE's and gold. A brief prospecting effort on the Salter claims identified rock types similar to those that host PGE showings on NMM's properties near the Agnew Lake Property. NMM believes the Salter Property to have potential to host both contact and parallel layer ("reef-type") PGE mineralization. NMM has only incurred staking costs and nominal expenses to date on the Salter Property.

The Salter Property has no known body of commercial ore. Any proposed work to be completed on the Salter Property will be exploratory in nature.

Selected Financial Information and Management's Discussion and Analysis for NMM

The following table summarizes NMM's financial position and operating results for the past three fiscal years and the nine months ended September 30, 2001:

	Fiscal Year Ended Dec. 31, 1998	Fiscal Year Ended Dec. 31, 1999	Fiscal Year Ended Dec. 31, 2000	9 month Period Ended Sept. 30, 2001
Operations:				
Revenue from Operations	Nil	Nil	Nil	Nil
Administrative Expenses	$ 85,448	$278,462	$358,576	$157,396
Interest Income and Expense Recoveries	8,307	3,035	105	21,356
Net Income (Loss)	(77,141)	(275,427)	(358,471)	(1,190,851)
Working Capital (Deficit)	213,254	28,073	160,259	(32,979)
Assets and Liabilities:				
Current Assets	$236,937	$161,937	$498,144	$ 42,641
Mineral Properties and Deferred Exploration	1,074,954	1,556,088	2,266,165	1,452,704
Current Liabilities	23,683	133,864	337,885	75,620
Long Term Liabilities	Nil	Nil	266,000[(1)]	Nil
Shareholders' Equity (Capital Deficiency):				
Dollar Amount (net of deficit)	$1,294,227	$1,591,750[(2)]	$2,168,766	$1,425,236
Shares Outstanding	4,168,651	4,223,651	8,053,094	8,735,595

(1) Provision for future income taxes.

(2) Includes $543,450 for outstanding special warrants.

The following table summarizes NMM's results of operations for the past eight quarters to December 31, 2000, the most recently completed fiscal year end:

	Year Ended December 31, 2000	Nine Months Ended September 30, 2000	Six Months Ended June 30, 2000	Three Months Ended March 31, 2000	Year Ended December 31, 1999	Nine Months ended September 30, 1999	Six Months Ended June 30, 1999	Three Months Ended March 31, 1999
Revenue	$ 105	$ 56	$ 34	$ 34	$3,035	$3,035	$2,748	$3,213
Income from Operations	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(358,471)	(187,455)	(168,328)	(77,195)	(275,427)	(190,574)	(130,090)	(45,732)

Management's Discussion and Analysis for NMM

Fiscal Year Ended December 31, 1999 Compared to Prior Year

During the fiscal year ended December 31, 1999, NMM had $3,035 in interest income and expense recoveries, and incurred $278,462 in administrative expenses, compared to interest income of $8,307 and administrative expenses of $85,448 for the fiscal year ended December 31, 1998. The principal expenses were consulting fees of $60,248 (compared to $2,775 in 1998), new property investigations of $47,448 (compared to $44,083 in 1998), audit and accounting expenses of $31,875 (compared to $5,000 in 1998), promotional costs of $32,508 (compared to $2,679 in 1998), office rent and services expenses of $25,199 (compared to $586 in 1998), and legal costs of $19,498 (compared to $14,736 in 1998). The increase in consulting costs were primarily due to the hiring of additional administrative staff on a consulting basis. Office rent and other expenses increased as a result of leasing new premises. Audit and legal expenses also increased primarily due to an increase in acquisition and exploration activities.

NMM continued its search for new mineral exploration properties of merit, turning its focus to PGM properties located in Ontario, and incurred mineral property acquisition and exploration costs of $495,557 (compared to $81,998 in the previous year). NMM completed a special warrant offering to raise $543,450 in the fiscal year ended December 31, 1999, which was used to fund property acquisitions and exploration activities. Because of the large increase in NMM's exploration activities, working capital decreased from $213,254 in 1998 to $28,073 at the end of the 1999 fiscal year.

Fiscal Year Ended December 31, 2000 Compared to Prior Year

During the fiscal year ended December 31, 2000, NMM had $105 in interest income and incurred $358,576 in administrative expenses, compared to interest income and expense recoveries of $3,035 and administrative expenses of $278,462 for the fiscal year ended December 31, 1999. The principal expenses were consulting fees of $47,705 (compared to $60,248 in 1999), new property investigations of $72,352 (compared to $47,448 in 1999), audit and accounting expenses of $11,645 (compared to $31,875 in 1999), promotional costs of $98,397 (compared to $32,508 in 1999), office rent and services expenses of $19,219 (compared to $25,199 in 1999), and legal costs of $24,923 (compared to $19,498 in 1999).

The increase in administrative expenses generally is attributed to NMM's pursuit of new exploration properties of merit, as well as the large increase in exploration activity over the fiscal year, as work intensified on the PGM exploration properties in Ontario. Total mineral property acquisition and exploration expenditures increased from $495,557 in 1999 to $768,302 in the fiscal year ended 2000. NMM financed the costs of the exploration work through various flow-through and non flow-through private equity financings, and the exercise of certain incentive stock options, which raised net proceeds of $1,120,936 for NMM over the 2000 fiscal year. NMM had $160,259 in working capital at the end of the 2000 fiscal year, compared to $28,073 at the end of the previous year.

Nine Months Ended September 30, 2001 Compared to Fiscal Year Ended December 31, 2000

During the nine months period ended September 30, 2001, NMM had $21,386 in interest income and expense recoveries, and incurred $135,041 in administrative expenses, compared to expense recoveries of $105 and administrative expenses of $358,576 for the fiscal year ended December 31, 2000. The principal expenses were audit and accounting expenses of $21,238 (compared to $11,645 for the year ended 2000), promotional costs of $27,911 (compared to $98,397 for the year ended 2000), office rent and services expenses of $16,306 (compared to $19,219 for the year ended 2000), and legal costs of $13,693 (compared to $24,923 for the year ended 2000). The comparability of the figures is of course affected by the comparison of a nine month period to a full fiscal year, and write down of the Simlock Creek Property discussed below.

New property investigations decreased during the period, as activity focused on the recently acquired exploration properties. Exploration activity during the period was generally less than for the same period last year. NMM incurred $512,798 in total mineral property acquisition and exploration costs for the period ended September 30, 2001, compared to $660,726 for the same period last year. In result, administrative costs were also less ($157,396, compared to $187,511 for the same nine month period last year). Due to the management's decision to not carry out further exploration work at this time on the Simlock Creek Property, British Columbia, the property was written down for accounting purposes to a nominal value. This resulted in an increase in net losses of $1,054,811 for the period. Exploration work during the period was limited by the increased difficulty in raising new financing in the venture capital markets, and NMM ended the period with a working capital deficit of $32,979.

NMM has never paid any dividends, and has no dividend policy. There are currently no impediments or restrictions on NMM's payment of dividends, if, as and when declared by the directors of NMM.

Risk Factors

Industry Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by NMM may be affected by numerous factors which are beyond the control of NMM and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in NMM not receiving an adequate return on investment capital.

NMM, as well as being an exploration company which acquires properties for its own exploration endeavours, is also a company that, from time to time, acquires mineral property interests and subsequently options these interests to other companies. NMM also acts in many instances as the operator of properties. Moreover, it is possible that NMM will option properties, in which it has developed sufficient merit through exploration, to major mining companies. NMM is therefore subject to contractual risk under such contracts, including potential liability for title defects, receivables risk as operator, and other such risk of liability in such industry pursuits.

Exploration and Development Risks

All of the claims owned by NMM are at the exploration stage only and are without a known body of commercial ore. Development of NMM's mineral properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that NMM's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of NMM's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which NMM has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of base and precious metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property and possible environmental damage. NMM does have general liability and operating insurance coverage. Payment of any liabilities as a result could have a materially adverse effect upon NMM's financial condition.

Limited Operating History; Lack of Cash Flow and Non-Availability of Additional Funds

None of NMM's properties has commenced commercial production and NMM has no history of earnings or cash flow from its operations. As a result there can be no assurance that NMM will be able to develop any of its properties profitably or that its activities will generate positive cash flow. NMM has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the issuer is through the sale of its common shares and funds paid to NMM by the optionee of its Agnew Lake Property. Even if the results of exploration are encouraging, NMM may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While NMM may generate additional working capital through the operation, development, sale or possibly the joint venture development of its properties, there is no assurance that any such funds will be available for operations.

No Proven Reserves

All of the properties in which NMM holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this Information Circular, full investigation of legal title to each property has not been carried out at this time. Any of NMM's properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. NMM's properties consist of recorded mineral claims which have not been surveyed, and, therefore, the precise location and extent of such claims may be in doubt. While NMM has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.

Conflicts of Interest

Certain of the directors and officers of NMM are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which NMM may participate, the directors of NMM may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of NMM, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, NMM will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that NMM will assign all or a portion of its interest in a particular program to another company due to the financial position of NMM. It may also occur that NMM may acquire an interest in a particular program of another company, based upon the decision of NMM's committee of independent directors. In accordance with the laws of the Province of British Columbia, the directors of NMM are required to act honestly, in good faith and in the best interest of NMM. In determining whether NMM will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to NMM, the degree of risk to which NMM may be exposed and its financial position at the time. Other than as indicated and except as may be provided under the *Company Act* (British Columbia), NMM has no other procedures or mechanisms to deal with conflicts of interest.

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

NMM's properties are currently being explored or assessed for exploration and as a result, NMM has no source of operating cash flow. NMM has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to NMM on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of NMM's interest in current properties. At present, NMM does not have sufficient financial resources to undertake all of its currently planned exploration programs. The development of any ore deposits found on NMM's exploration properties depends upon NMM's ability to obtain financing through debt financing, equity financing or other means. There is no assurance that NMM will be successful in obtaining the required financing.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and NMM competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in NMM's sphere of operations. As a result of this competition, NMM's ability to acquire additional attractive mineral properties on terms it considers acceptable may be adversely affected.

NMM may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and NMM may have its interests in the properties subject to such agreements reduced or eliminated as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, NMM may be unable to finance the costs required to complete the recommended programs.

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of NMM may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of NMM, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of NMM's exploration projects cannot accurately be predicted. As NMM is in the exploration stage, the above factors have had no material impact on present operations or income.

Environmental Regulation

All phases of NMM's operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect NMM's operations.

Compliance with Laws and Regulations

The Provinces of British Columbia, Saskatchewan, Manitoba and Ontario, where NMM owns mineral claims or holds mineral claims under option agreements with other parties, all have legislation and regulations in place through their respective Departments of Natural Resources that control the manner in which NMM may carry out exploration activities.

Exploration work that involves mechanized equipment, stripping, trenching, blasting, the removal of trees, disturbance to lakes and streams and disturbance to fish and wildlife habitat is regulated by the respective Provincial Departments of Natural Resources and NMM must comply with any legal requirements in this respect. NMM may have to submit a work plan, have the plan reviewed by the appropriate government agency and wait until the plan is approved before the commencement of work. The work plan as approved by the government agency may include specific terms and conditions with which NMM must comply. Some types of work permits require that NMM post a bond to ensure that the terms of the permit are complied with.

If any mines are developed on any of NMM's properties, those mining operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on NMM.

Adequate Labour and Dependence Upon Key Personnel

NMM will depend upon recruiting and maintaining other qualified personnel to staff its operations. NMM believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which NMM intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of NMM's projects will be unionized. The success of the operations and activities of NMM is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on NMM. NMM does not maintain key person insurance.

Share and Loan Capital Structure

The authorized capital of NMM consists of 100,000,000 common shares without par value, of which 8,749,595 shares are issued as fully paid and non-assessable as at November 30, 2001. All common shares of NMM, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and there are no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the *Company Act* (British Columbia).

NMM does not have any outstanding long or short-term debt. NMM has outstanding trade accounts payable from time to time, as a result of normal business activities.

Directors, Officers, Promoters and Principal Shareholders of NMM

The following table sets out the name, municipality of residence, and principal occupation for the last 5 years of the directors, officers, promoters and persons holding directly or indirectly more than 10% of the common shares of NMM:

Name, Municipality of Residence, and Position	Principal Occupation or Employment for Past Five Years and Background Information	Age
Frank R. Hallam Burnaby, B.C. Director, President and C.E.O., and Audit Committee Member	President and C.E.O. of NMM since March 14, 1983; Chartered Accountant; Chief Financial Officer, Director and Secretary-Treasurer of Tan Range Exploration Corporation, a public company with gold properties in East Africa, from May 1994 to present; Director and Chief Financial Officer of Derek Resources Corporation, a public company involved in oil and gas properties in the United States, from February 1998 to present. Member of Canadian Institute of Chartered Accountants and Institute of Chartered Accountants of B.C. since April 1993.	41
Robert J. Hallam Vancouver, B.C. Director and C.F.O.	Retired Chartered Accountant; Director and C.F.O. of NMM since November 1, 1983. Member of Institute of Chartered Accountants of B.C. since December 1958.	69
Marek J. Kreczmer	Geologist; Director, President and C.E.O. of Tan Range Exploration	50

Name, Municipality of Residence, and Position	Principal Occupation or Employment for Past Five Years and Background Information	Age
Vancouver, B.C. Director and Audit Committee Member	Corporation, a public company with gold properties in East Africa, from March 1993 to present. Director of NMM since March 19, 1997. M.Sc. (1977) University of Toronto.	
O. Roger Eckstrand Ottawa, Ontario Director and Audit Committee Member	Retired Geologist; Formerly with Geological Survey of Canada from May 1969 to Sept. 1997; Director of NMM since November 6, 1998. Ph.D. (1963) Harvard University, and M.Sc. (1956) University of Saskatoon.	69
Helen Hansen Surrey, B.C. Corporate Secretary	Office Manager, Tan Range Exploration Corporation from May 1994 to present; Secretary of NMM since July 22, 1998.	47

Other than the Audit Committee (the members of which are indicated above), there are no other executive committees of the Board. All directors serve until the next annual general meeting of NMM; all officers serve at the will of the Board of Directors. None of the directors or officers have entered into non-competition or non-disclosure agreements with NMM.

As at November 30, 2001, the only person known to NMM to own more than 10% of NMM's issued and outstanding common shares is:

Identity of Person or Group	# of Common Shares Owned	Percent of Class
Frank R. Hallam, President, C.E.O. and Director of NMM Burnaby, British Columbia	895,795[1]	10.24%

[1] Does not include the 273,300 NMM Common Shares which Mr. Hallam has agreed to subscribe for pursuant to the NMM Financing. See "New Millennium Metals Corp. - Other Material Facts"

Securities Held by Directors, Officers and Promoters

As at December 19, 2001, NMM's directors, officers, promoters and principal shareholders as a group hold an aggregate of 1,465,038 common shares, beneficially, directly or indirectly. In addition, as a group NMM's directors, officers, promoters and principal shareholders hold stock options exercisable to purchase up to 501,750 common shares, and warrants to purchase up to 566,923 common shares of NMM.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of NMM is, or has been within the past ten years, a director, officer or promoter of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of NMM has, within the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Individual Bankruptcies

No director, officer or promoter of NMM is, or has, within the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Indebtedness of Directors, Officers, Promoters, and Others

No director, officer, promoter, or other member of the management of NMM, or any of their respective associates or affiliates, is or has been indebted to NMM at any time.

Executive Compensation

NMM has two executive officers, Frank R. Hallam, President and CEO, and Robert J. Hallam, CFO. The following table summarizes the compensation paid to the named executive officers during the last three fiscal years:

Summary Compensation Table

Name and Principal Position	*Period or Fiscal Year*	*Annual Compensation*			*Long Term Compensation*	*All Other Compensation ($)*
		Salary	*Bonus*	*Other*	*Securities Under Option*	
Frank Hallam President and Chief Executive Officer	2000 1999 1998	Nil $25,900 $9,700	Nil Nil Nil	Nil Nil Nil	18,000 20,250 58,000	Nil Nil Nil
Robert J. Hallam Chief Financial Officer	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 Nil Nil	Nil Nil Nil

Interest of Management and Others in Material Transactions

Frank Hallam, the President and Chief Executive Officer of NMM is the sole placee in the NMM Financing whereby he has agreed to subscribe for the total 273,300 NMM Common Shares at a price of $0.15 per NMM Common Share.

Other than as noted above, there are no other material transactions involving the directors, officers or promoters of NMM, or their associates or affiliates, within the last three years preceding the date hereof, which have not been disclosed elsewhere in this Circular.

Options and Other Rights to Purchase Shares

The following table sets forth particulars concerning outstanding stock options granted or warrants issued to all current and past executive officers of NMM as a group, all current and past directors of NMM who are not executive officers as a group, all other employees of NMM as a group, consultants to NMM as a group, and all other persons, as at December 10, 2001:

Description of Holders (Number in Group)	Options (O) or Warrants (W) (#)	Exercise or Base Price (CDN$/Share)	Expiry Date	Market Value of Shares at Grant or Issue Date (CDN$/Share)
Current and Past Executive Officers as a Group (2)	82,000 (O)	$0.73	Jan. 17, 2006	$0.55
	36,000 (O)	$0.56	May 8, 2005	$0.56
	20,250 (O)	$0.45	Jan. 28, 2004	$0.45
	58,000 (O)	$0.50	June 15, 2003	$0.50
	45,033 (W)	$0.46	May 24, 2002	$0.51
	25,000 (W)	$0.60	June 29, 2002	$0.40
Other Current and Past Directors as a Group (2)	75,000 (O)	$0.73	Jan. 17, 2006	$0.55
	36,000 (O)	$0.56	May 8, 2005	$0.56
	40,500 (O)	$0.45	Jan. 28, 2004	$0.45
	58,000 (O)	$0.50	June 15, 2003	$0.50
	58,000 (O)	$0.50	Nov. 5, 2003	$0.50
	173,000 (W)	$0.46	May 24, 2002	$0.51
All Other Employees as a Group (10)	142,000 (O)	$0.73	Jan. 17, 2006	$0.55
	71,000 (O)	$0.56	May 8, 2005	$0.56
	20,250 (O)	$0.45	Jan. 18, 2004	$0.45
	20,000 (O)	$0.45	Oct. 27, 2004	$0.45
	52,500 (O)	$0.35	Sept. 7, 2004	$0.35
	10,000 (O)	$0.50	July 4, 2004	$0.50
	94,000 (O)	$0.50	June 15, 2003	$0.50
	194,800 (W)	$0.46	May 24, 2002	$0.51
Consultants as a Group	Nil	Nil	Nil	Nil
All other persons (16)	154,286 (W)	$0.44	Feb. 5, 2002	$0.63
	70,500 (W)	$0.46	May 24, 2002	$0.51
	440,836 (W)	$0.60	June 29, 2002	$0.40
	194,740 (W)	$0.68	Aug. 16, 2002	$0.60
	495,349 (W)	$0.50	Aug. 31, 2002	$0.45
	100,000 (W)	$0.45	Dec. 29, 2002	$0.40

Prior Sales

During the 12 months preceding the date of this Circular, NMM has issued the following NMM Common Shares:

Date of Issue	Description of Issue	No. of NMM Common Shares Issued	Issue Price per NMM Common Share	Gross Proceeds
36888	Private Placement	45,449	$0.43	$19,543
36920	Stock Option Exercise	15,000	$0.50	$7,500
36923	Warrant Exercise	2,690	$0.58	$1,560

36930	Private Placement	308,571	$0.35	$108,000
36936	Property Option	50,000	$0.50 (deemed)	N/A
36940	Private Placement	194,740	$0.55	$107,107
37010	Property Option	37,500	$0.29 (deemed)	N/A
37010	Property Option	12,500	$0.39 (deemed)	N/A
37010	Property Option	12,500	$0.54 (deemed)	N/A
37014	Property Option	20,000	$0.54 (deemed)	N/A
37040	Property Option	4,000	$0.34 (deemed)	N/A
37066	Property Option	25,000	$0.50 (deemed)	N/A
37213	Property Option	14,000	$0.20 (deemed)	N/A

Price Range and Trading Volumes

The NMM Common Shares are listed and posted for trading on the CDNX. The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the NMM Common Shares during the periods indicated:

PERIOD	HIGH	LOW	VOLUME
November 2000	$0.42	$0.30	274,450
December 2000	$0.44	$0.31	127,600
January 2001	$0.73	$0.40	563,055
February 2001	$0.72	$0.56	523,400
March 2001	$0.57	$0.35	383,575
April 2001	$0.40	$0.27	429,960
May 2001	$0.38	$0.26	486,660
June 2001	$0.35	$0.28	279,988
July 2001	$0.30	$0.20	161,052
August 2001	$0.24	$0.17	133,900
September 2001	$0.35	$0.18	150,600
October 2001	$0.25	$0.15	168,775
November 1-7	$0.19	$0.15	172,700
November 8-14	$0.15	$0.12	32,000
November 15-21	$0.17	$0.14	31,000
November 22-30	$0.17	$0.12	56,425
December 1-7	$0.15	$0.11	19,700
December 8-14	$0.16	$0.11	54,500

The closing price of the NMM Common Shares on the CDNX on December 19, 2001 was $0.16 per share.

Escrowed Securities

Pursuant to an Escrow Agreement dated July 1, 1997, between NMM and Computershare Trust Company of Canada, as the escrow agent, and Frank Hallam and Marek Kreczmer (the "Escrow Shareholders"), NMM issued 750,000 shares in escrow to the Escrow Shareholders. The escrowed shares will be released to the Escrow Shareholders pro-rata, based on the cumulative exploration expenditures of NMM, not previously applied toward a release. Fifteen percent (15%) of the original number of the escrowed shares will be released for every $100,000 expended on exploration and development, subject to certain limitations. A total of 421,124 escrowed shares have been released to date, leaving a balance of 328,876 in escrow.

Any escrowed shares which have not been released by the earlier to occur of:

(a) the time of a major reorganization of NMM, if required as a condition of the consent to the reorganization by the Executive Director of the B.C. Securities Commission or the Canadian Venture Exchange;

(b) where NMM's shares have been subject to a cease trade order issued under the *Securities Act* (British Columbia) for a period of two consecutive years; or

(c) 10 years from the later of the date of issue of the escrowed shares, and the date of the receipt for NMM's prospectus on its initial public offering;

must be surrendered for cancellation.

Conflicts of Interest

Directors of NMM may and do serve as directors of, or have significant shareholdings in, other companies. As of the date hereof, the following Directors and Officers of NMM are also the directors and officers of other companies engaged in business ventures which are similar to the business ventures of NMM:

Name and Position Held with NMM	Position Held with Tan Range Exploration Corporation	Position Held with Derek Resources Corporation
Frank R. Hallam Burnaby, B.C. Director, President & C.E.O.	Chief Financial Officer and a Director	Chief Financial Officer and a Director
Marek J. Kreczmer Vancouver, B.C. Director	President, Chief Executive Officer and a Director	N/A

As of the date hereof, there are no common contracts or agreements with respect to NMM Metals Corporation, Tan Range Exploration Corporation and Derek Resources Corporation. In addition, none of the three companies mentioned above holds securities in either of the other two companies. To the extent that these other companies may, in the future, participate in ventures in which NMM may participate, the directors of NMMs would be in a future conflict of interest in negotiating and concluding terms respecting the extent of such participation. The laws of the province of British Columbia provide that the directors of NMM must act honestly, in good faith and in the best interests of NMM in resolving any conflicts that may arise, and all directors of NMM are aware of these fiduciary responsibilities. In determining whether or not NMM will participate in a particular venture, the directors will primarily consider the degree of risk to which NMM may be exposed, the financial position of NMM at that time and, depending upon the magnitude of the venture being contemplated and the absence of any disinterested directors, whether or not to subject the venture or ventures in question to the shareholders of NMM for their approval.

Legal Proceedings

There are no material pending legal proceedings to which NMM is or is likely to be party or which any of its properties are or are likely to be the subject.

Dividend Policy

NMM has not paid any dividends on its common shares to-date. NMM does not anticipate paying any dividends in the foreseeable future. A declaration of future dividends by NMM, if any, will be determined by the Board of Directors in light of NMM's earnings, cash requirements and other relevant considerations.

Material Contracts

The following are material contracts entered into by NMM within the two-year period preceding the date hereof. These contracts may be inspected during regular business hours at NMM's head office located at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8:

(a) Option agreement dated June 20, 1983 between NMM and a non-arm's length vendor group comprised of Frank Hallam, Robert Hallam, Reinhard Ehrlich and Pierre Heuskin, all of Vancouver, British Columbia, pursuant to which NMM acquired an undivided 100% interest in several placer claims situated on Harvey's Creek in the Cariboo Mining Division of British Columbia.

(b) Escrow agreement dated July 1, 1997 between Computershare Trust Company of Canada, Frank Hallam, Marek Kreczmer and NMM, pursuant to which Frank Hallam and Marek Kreczmer were issued an aggregate of 750,000 performance escrow shares of NMM.

(c) Option agreement dated March 1, 1999 between Harvey Creek Gold Placers Ltd., Donald Hawke and Gregory Campbell, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property located near Sudbury, Ontario.

(d) Option agreement dated effective February 7, 2000 among NMM as the optionee, and Don Leishman, Ken Fenwick and Don Chorkawy as the optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property located approximately 80 km north-northeast of Thunder Bay, Ontario.

(e) Option agreement dated effective February 7, 2000 among NMM as the optionee, and Don Leishman, Ken Fenwick, Stephen Stares and Michael Stares as the optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property located approximately 80 km north-northeast of Thunder Bay, Ontario.

(f) Option and joint venture agreement dated effective March 29, 2000 between NMM as the optionee, and Fort Knox Gold Resources Inc. as the optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property located approximately 96 km northwest of Thunder Bay, Ontario.

(g) Option Agreement dated April 20, 2000 between NMM as the optionee, and Messrs. Don Leishman, Ken Fenwick and Ron Tweedie as optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford Bullseye Property.

(h) Letter of intent dated effective April 25, 2000 between NMM as the optionee, and Canadian Golden Dragon Resources Ltd. as optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Otter Tooth Property.

(i) Option Agreement dated May 2, 2000 between NMM as the optionee, and Mr. Ted Aho as optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property.

(j) Option Agreement dated May 5, 2000 between NMM as the optionee, and East West Resource Corporation and Maple Minerals Inc. as optionors, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac des Iles River Property.

(k) Option Agreement dated August 15, 2000 between NMM as the optionor, and Pacific North West Capital Corporation ("PFN") as optionee, pursuant to which PFN was granted the sole and exclusive right and option to acquire up to a 50% interest in NMM's interest in the Agnew Lake Property.

(l) Option Agreement dated June 28, 2000 between NMM, as the optionee, and New Claymore Resources Ltd., as the optionor, pursuant to which NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.

(m) Option Agreement dated June 27, 2001 between NMM and PFN, as the optionors, and Kaymin Resources Limited ("Kaymin"), as the optionee, pursuant to which Kaymin may earn up to a 65% interest in the Agnew Lake Property.

(n) Option Agreement dated November 1, 2001 between NMM and PFN, as the optionees, and ProAm Explorations Corporation, as the optionor, pursuant to which NMM and PFN were granted the option to acquire a 100% interest in the ProAm Property, consisting of 3 claims surrounded by the Agnew Lake Property.

(o) Loan Agreement, dated November 7, 2001, whereby PTG loaned $100,000 to NMM.

(p) Subscription agreement dated for reference December 17, 2001 between NMM and Frank Hallam in connection with the NMM Financing.

(q) Amalgamation Agreement dated as of December 19, 2001 among NMM and PTG. See "THE AMALGAMATION".

Other Material Facts

In addition to those properties described in "Narrative Description of the Business of NMM" above, NMM also owns mineral rights to other properties in Canada:

British Columbia – NMM owns a 100% interest in the Simlock Creek Property, which is comprised of twenty-one mineral claims totalling 58 units. The property is located in the Cariboo Mining District approximately 100 air-kilometres north-northeast of the town of Williams Lake. A significant amount of prior work by NMM has demonstrated that the claims are prospective for gold. The property hosts several kilometres of the Paleozoic Gold Rich strata considered responsible for the known placer and lode gold deposits in the Barkerville area. NMM has incurred $1,128,796 in costs and exploration work on the Simlock Creek Property to September 30, 2001, but does not propose to carry out any further work at this time. NMM has written the Simlock Creek Property down to a nominal carrying value for accounting purposes. On February 19, 2001, NMM optioned the Simlock Creek Property to Extant Investments Inc. ("Extant"). Extant has the option to earn a 50% interest by making cash payments of $53,000 over five years, and exploration work of $1.0 million over five years. Extant may then earn a further 10% interest by completing a bankable feasibility study within the succeeding three years.

Saskatchewan – NMM also owns a 100% interest in the Swan River Property, which is comprised of two mineral properties covering approximately 7,440 hectares. The property is located in northeastern Saskatchewan near the Swan River. NMM staked the Swan River property in 2000 in order to cover a recent discovery of sulphide-bearing horizons/layers within the ultramafic portion of the Swan River Complex, a large layered intrusion.

On December 17, 2001 NMM announced a non-brokered private placement, subject to regulatory approval, of 273,300 NMM Common Shares to be issued at $0.15 per share, for total gross proceeds of $40,995 (the "NMM Financing"). Mr. Frank Hallam, the President, Chief Executive Officer and a director of NMM is the sole subscriber to the NMM Financing. It is believed that the NMM Financing will close prior to the effective date of the Amalgamation. Any NMM Common Shares issued to Mr. Hallam pursuant to the NMM Financing will be exchanged for Amalco Common Shares on a 1.65 to 1 basis.

Auditors, Registrar and Transfer Agent

The auditors of NMM are PricewaterhouseCoopers LLP, of 601 West Hastings Street, Vancouver, British Columbia V6B 5A5.

The registrar and transfer agent for the common shares of NMM is Computershare Trust Company of Canada at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

GENERAL

Except where otherwise indicated, information contained herein is given as of December 19, 2001.

RESPONSIBILITY FOR INFORMATION

The information contained in this Circular respecting NMM has been supplied by NMM. PTG and its officers and directors relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

The information contained in this Circular respecting PTG has been supplied by PTG. NMM and its officers and directors relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

CERTIFICATION

The undersigned hereby certify that the contents and the sending of this Circular have been approved by the directors of PTG. To the extent that the foregoing related to PTG, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 19th day of December, 2001.

"R. Michael Jones"
R. Michael Jones, Chief Executive Officer

"Cyrus Driver"
Cyrus Driver, Chief Financial Officer

CERTIFICATION

The undersigned hereby certify that the contents and the sending of this Circular have been approved by the directors of NMM. To the extent that the foregoing related to NMM, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 19th day of December, 2001.

"Frank Hallam"
Frank Hallam, Chief Executive Officer

"Robert Hallam"
Robert Hallam, Chief Financial Officer

SCHEDULE A

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the 19th day of December, 2001,

BETWEEN:

PLATINUM GROUP METALS LTD., having an office at #800 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2

("PTG")

OF THE FIRST PART

AND:

NEW MILLENNIUM METALS CORPORATION, having an office at Suite 1730 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

("NMM")

OF THE SECOND PART

WHEREAS:

A. PTG was incorporated under the laws of British Columbia on January 10, 2000;

B. NMM was incorporated under the laws of the Province of British Columbia on March 11, 1983 as Harvey Creek Gold Placers Ltd which was changed to New Millennium Metals Corporation on March 22, 1999;

C. The authorized capital of PTG consists of 1,000,000,000 common shares of which 9,800,482 PTG Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, PTG Warrants are outstanding entitling the holders thereof to acquire an aggregate of 555,848 PTG Common Shares and PTG Options have been granted by PTG and are outstanding entitling the optionees to acquire an aggregate of 840,000 PTG Common Shares;

D. The PTG Common Shares are listed and posted for trading on the Exchange and PTG is a "reporting issuer" under the Securities Acts;

E. The authorized capital of NMM consists of 100,000,000 common shares of which 8,749,595 NMM Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, NMM Warrants are outstanding entitling the holders thereof to acquire an aggregate of 1,993,544 NMM Common Shares and NMM Options have been granted by NMM and are outstanding entitling the optionees to acquire an aggregate of 873,500 NMM Common Shares;

F. The NMM Common Shares are listed and posted for trading on the Exchange and NMM is a "reporting issuer" under the Securities Acts;

G. Each of PTG and NMM has made full disclosure to the other of its assets, liabilities, creditors and financial and business affairs;

H. PTG and NMM have agreed to amalgamate pursuant to the provisions of the *Company Act* and upon the terms and conditions hereinafter described for the purpose of forming one company, Amalco, to continue the business carried on by each of them;

I. Under the Amalgamation, the members of each of PTG and NMM will exchange their PTG Common Shares and NMM Common Shares for Amalco Common Shares on the basis of one Amalco Common Share for one PTG Common Share held and one Amalco Common Share for each 1.65 NMM Common Share held;

J. As a result of the Amalgamation, the holders of outstanding PTG Warrants, PTG Options, NMM Warrants and NMM Options and other rights to acquire PTG Common Shares or NMM Common Shares will effectively be the holders of options, share purchase warrants or other rights to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire one PTG Common Share and one Amalco Common Share for every right to acquire 1.65 NMM Common Share, and otherwise under identical terms and conditions;

K. PTG and NMM propose to convene Meetings of their members to consider and approve the Amalgamation, this Agreement, and all matters incidental thereto;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by both parties hereto), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions - The terms defined in this Section 1.1 shall have the meanings herein specified, unless the context expressly or by necessary implication otherwise requires:

(a) "**Amalco**" means the company resulting from the amalgamation of the Amalgamating Companies;

(b) "**Amalco Common Shares**" means common shares without par value in the capital of Amalco which will become outstanding after completion of the Amalgamation and, where the context requires, includes common shares issuable upon the exercise of PTG Warrants, PTG Options, NMM Warrants and NMM Options;

(c) "**AmalgamatingCompany**" or "**AmalgamatingCompanies**" means PTG and NMM either individually or collectively, as the context requires;

(d) "**Amalgamation**" means the amalgamation of the Amalgamating Companies under the *Company Act* as contemplated by this Agreement;

(e) "**Amalgamation Agreement**", "**the Agreement**", "**this Agreement**", "**herein**", "**hereof**" mean, respectively, this Agreement including the Schedules attached hereto as the same may be supplemented or amended from time to time;

(f) "**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Registrar of Companies pursuant to the *Company Act* in respect of the Amalgamation;

(g) "**Circular**" means the joint management information circular of PTG and NMM prepared in connection with the solicitation of proxies for use at the Meetings;

(h) "**Company Act**" means the *Company Act* (British Columbia);

(i) "**Court**" means the Supreme Court of British Columbia;

(j) "**Effective Date**" means the date shown in the Certificate of Amalgamation as the date of completion of the Amalgamation;

(k) "**Exchange**" means the Canadian Venture Exchange;

(l) "**Loan Agreement**" means the loan agreement dated November 7, 2001 between PTG and NMM;

(m) "**Meetings**" means the PTG Meeting and the NMM Meeting, together;

(n) "**NMM Common Shares**" means common shares without par value in the capital of NMM, as presently constituted and to be issued in connection with the NMM Financing, and where the context requires, includes common shares issuable upon the exercise of NMM Options and NMM Warrants;

(o) "**NMM Financing**" means the non-brokered private placement of 273,300 flow-through NMM Common Shares, at a price of $0.15 per flow-through NMM Common Share, for total proceeds of $40,995.00;

(p) "**NMM Meeting**" means the extraordinary general meeting of holders of NMM Common Shares to be held on or about January 28, 2002 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

(q) "**NMM Options**" means all outstanding incentive stock options to acquire NMM Common Shares on the Effective Date;

(r) "**NMM Securities**" means collectively, NMM Common Shares, NMM Options, NMM Warrants and any other securities of NMM outstanding which are convertible into NMM Common Shares;

(s) "**NMM Warrants**" means all outstanding common share purchase warrants to acquire NMM Common Shares; and

(t) "**Order**" means the order of the Court approving the Amalgamation;

(u) "**PTG Common Shares**" means common shares without par value in the capital of PTG, as presently constituted and to be issued in connection with the PTG Financing, where the context requires, includes common shares issuable upon the exercise of PTG Options and PTG Warrants;

(v) "**PTG Financing**" means PTG's non-brokered private placement of 8,000,000 flow-though or non flow-through PTG Common Shares, at a price of $0.25 per PTG Common Share, for total proceeds of up to $2,000,000;

(w) "**PTG Meeting**" means the annual and extraordinary general meeting of holders of PTG Common Shares to be held on or about January 28, 2002 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

(x) "**PTG Options**" means all outstanding incentive stock options to acquire PTG Common Shares on the Effective Date;

(y) "**PTG Securities**" means collectively, PTG Common Shares, PTG Options, PTG Warrants and any other securities of PTG outstanding which are convertible into PTG Common Shares;

(z) "**PTG Warrants**" means all outstanding common share purchase warrants to acquire PTG Common Shares;

(aa) "**Registrar of Companies**" means the Registrar of Companies for the Province of British Columbia, under the *Company Act*;

(bb) "**Securities Acts**" means the *Securities Act* (British Columbia) and the Rules and Regulations thereunder and the *Securities Act* (Alberta) and the Rules and Regulations thereunder;

(cc) "**1933 Act**" means the *United States Securities Act of 1933*, as amended.

1.2 Currency - All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings - The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender - In this Agreement, unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 Date for any Action - In the event that the date on which any action is required to be taken hereunder by PTG or NMM is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 Meaning - Words and phrases used herein and defined in the *Company Act* shall have the same meaning herein as in the *Company Act* unless the context otherwise requires.

1.7 Schedules - The following Schedules are attached hereto and shall be deemed to be incorporated into and form part of this Amalgamation Agreement:

Schedule	**Title**
A	Memorandum of Amalco
B	Articles of Amalco

ARTICLE 2
AMALGAMATION

2.1 Conditions of Amalgamation - Pursuant to Section 247 of the *Company Act* and subject to:

(a) the approval of the Registrar of Companies of the Memorandum and Articles of Amalco, as required by the *Company Act*;

(b) adoption and approval of this Amalgamation Agreement by a special resolution of the members of the Amalgamating Companies;

(c) the approval of the Court, as required by the *Company Act*;

(d) acceptance of the Exchange; and

(e) the terms and conditions herein set out or any amended terms and conditions the parties may agree to,

the Amalgamating Companies agree to amalgamate and continue as one company under the provisions of the *Company Act*.

2.2 Effect of Amalgamation - The Amalgamation shall become effective at 12:01 a.m. on the Effective Date and at such time:

(a) the Amalgamation of the Amalgamating Companies and their continuation as one company shall become effective;

(b) the PTG and NMM Common Shares shall be exchanged into Amalco Common Shares as described in Section 4.1 hereof except that fractional Amalco Common Shares will not be issued, nor will consideration be paid in lieu thereof;

(c) outstanding PTG Options, PTG Warrants, NMM Options and NMM Warrants and any other outstanding rights to acquire PTG Common Shares or NMM Common Shares, as the case may be, will by their terms effectively become options, share purchase warrants or other vested or contingent rights to acquire Amalco Common Shares as described in Section 4.1 hereof;

(d) the property, assets, rights and privileges of each Amalgamating Company shall continue to be the property, assets, rights and privileges of Amalco and all liens thereon shall be unimpaired by the Amalgamation;

(e) Amalco shall continue to be liable for all of the contracts, liabilities, debts and obligations of each Amalgamating Company;

(f) an existing cause of action, claim or liability to prosecution against an Amalgamating Company shall remain unaffected and may be continued against Amalco;

(g) a civil, criminal or administrative action or proceeding pending by or against PTG or NMM may be continued to be prosecuted by or against Amalco but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of the Amalgamating Company;

(h) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

(i) the management of Amalco will be the directors and officers listed in Sections 3.6 and 3.8 of this Agreement; and

(j) any NMM Common Shares, NMM Options or NMM Warrants held by PTG and any PTG Common Shares, PTG Options or PTG Warrants held by NMM will be cancelled by operation of law without any repayment of capital.

2.3 Adoption of Agreement - This Agreement must be adopted by each of the Amalgamating Companies in the manner provided by Section 248(4) of the *Company Act*.

ARTICLE 3
AMALCO

3.1 Effective Date - The Amalgamating Companies will request that the Effective Date be the date the Certificate of Amalgamation is issued by the Registrar of Companies.

3.2 Name - The name of Amalco will be "Platinum Group Metals Ltd.", such name having received approval from the Registrar of Companies and the Exchange.

3.3 Registered and Records Offices - The registered and records office of Amalco shall be Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

3.4 Authorized Capital - Amalco shall be authorized to issue 1,000,000,000 Amalco Common Shares.

3.5 Memorandum and Articles - The Memorandum and Articles of Amalco shall, subject to amendment, alteration or addition under the *Company Act*, be in the form set out in Schedules "A" and "B", respectively, attached hereto which have been approved by the Registrar of Companies.

3.6 First Directors - On the Effective Date, the number of directors shall be five and the following persons shall be the first directors of Amalco and shall hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed, in accordance with the *Company Act*:

Full Name	**Resident Address**	**Occupation**
R. Michael Jones	105 - 2655 Cranberry Drive Vancouver, B.C. V6K 4V5	President and Chief Executive Officer of PTG, Vice President of Aber Resources a diamond mine developing company (1997-1999), President of Cathedral Gold Corporation, a producing gold mining company (1992-1997);
Barry Smee	1011 Seaside Drive Sooke, B.C. V0S 1N0	President of Smee & Associates, a consulting, geological and geochemistry company, and Secretary and Director of PTG.
Iain McLean	11540 Trumpeter Drive Richmond B.C., V7E 3V4	Director of PTG, consultant to PTG, Chief Operating Officer of several private high technology companies since 1995 and Vice President of Operations at Ballard Power Systems from 1993 to 1995.
Douglas Hurst	915 Innes Street Nelson B.C. V1L 5G7	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry, Director of PTG.
Frank Hallam	8679 12th Avenue Burnaby, B.C.	Chartered Accountant; President ant Chief Executive Officer of NMM, Secretary-Treasurer and Chief Financial Officer of Tan Range Exploration Corporation.

3.7 Election and Removal of Directors - At each annual general meeting of Amalco, all of the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors fixed pursuant to the Articles of Amalco.

3.8 Management - The directors named in paragraph 3.6 hereof shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco and the following persons shall hold the offices set opposite their respective names and carry out their respective duties thereof until relieved therefrom by the directors or until they sooner cease to hold office, namely:

President and Chief Executive Officer	-	Michael Jones
Secretary	-	Barry Smee
Chief Financial Officer	-	Cyrus Driver
Vice-President, Exploration	-	Dennis Gorc
Manager, Exploration	-	Darin Wagner

3.9 Annual General Meeting - The first annual general meeting of Amalco will be held in the month of or prior to February, 2003. The directors of Amalco may, however, change the date of the first annual general meeting, subject to the provisions of the *Company Act.*

3.10 Financial Year End - The financial year end of Amalco will be determined by the directors of Amalco.

3.11 Auditor - The auditor of Amalco will be Deloitte and Touche LLP and such auditor will hold office until the first annual general meeting is held, unless they resign or are removed in accordance with the *Company Act.*

3.12 Transfer Agent - The transfer agent and registrar of Amalco will be Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia, Canada, which will hold such position until the directors of Amalco terminate its position.

3.13 Listed Reporting Company - Amalco will be a reporting company under the *Company Act* and a reporting issuer under the Securities Acts and the Amalco Common Shares will be listed on the Exchange, subject to the filing and acceptance of all required documents with that Exchange.

3.14 Cancellation of Unissued Shares - On the Effective Date, all the authorized but unissued shares of each of the Amalgamating Companies will be deemed to be cancelled and shall not be exchanged for any Amalco Common Shares.

3.15 Restrictions on Business - There shall be no restrictions on the business which Amalco may carry on.

3.16 Initial Remuneration of Officers and Employees - The initial salaries and benefits of the officers and employees of Amalco shall be as set out in an agreement between PTG and NMM to be entered into prior to the Effective Date.

3.17 Employment Agreement - Amalco will appoint Mr. Darin Wagner as the manager of exploration of Amalco and Amalco will enter into an employment agreement with Mr. Wagner providing for an initial 9 month term, renewable by consent and terminable at any time after a period of 9 months upon 1 month notice by either party, or at any time immediately by Amalco for just cause.

ARTICLE 4
SHARE EXCHANGE

4.1 Exchange of Shares and Other Securities of Amalgamating Companies - Subject to Section 4.3, on and from the Effective Date:

(a) all of the issued and outstanding PTG Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each one PTG Common Share held;

(b) all of the issued and outstanding NMM Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each 1.65 NMM Common Share held;

(c) all of the issued and outstanding PTG Warrants and PTG Options and any other rights to acquire PTG Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire one PTG Common Share, and otherwise under identical terms and conditions;

(d) all of the issued and outstanding NMM Warrants and NMM Options and any other rights to acquire NMM Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire 1.65 NMM Common Share, at an exercise price which is proportionately adjusted and otherwise under identical terms and conditions;

(e) any issued NMM Common Shares held by PTG and any issued PTG Common Shares held by NMM shall be cancelled without any repayment of capital; and

(f) the loan evidenced by the Loan Agreement shall be eliminated with no interest or repayment required.

4.2 Surrender of Shares - Upon the issuance of the Certificate of Amalgamation, the members of each of the Amalgamating Companies shall, at the request of Amalco, surrender the certificates representing the PTG Common Shares and NMM Common Shares held by them and in return shall thereupon be entitled to receive certificates representing the appropriate number of Amalco Common Shares in accordance with the provisions of Section 4.1 hereof. Until such surrender and exchange, the certificates representing the PTG Common Shares and NMM Common Shares held by each such holder, shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Common Shares.

4.3 Fractional Shares - Fractional Amalco Common Shares will not be issued and no consideration shall be paid in lieu thereof. Upon the exchange of PTG Common Shares or NMM Common Shares by each member of PTG or NMM, as applicable, any resultant fractional Amalco Common Shares equal to or less than one-half (½) will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Shares greater than one-half (½) shall be rounded up to the next closest whole number of Amalco Common Shares.

4.4 Cancellation of Shares - Any certificates representing PTG Common Shares or NMM Common Shares which have not been surrendered for exchange, together with all other instruments required to obtain certificates for Amalco Common Shares, on or prior to the sixth anniversary of the Effective Date shall cease to represent any claim or interest of any kind or nature.

ARTICLE 5
REPRESENTATIONS OF THE AMALGAMATING COMPANIES

5.1 Representations of PTG - PTG represents and warrants to NMM, as of the date hereof, that:

(a) PTG was duly incorporated under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;

(b) the authorized capital of PTG consists of 1,000,000,000 common shares of which 9,800,482 PTG Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;

(c) an aggregate of not more than 1,395,848 PTG Common Shares are issuable upon the exercise of all PTG Options and PTG Warrants outstanding at the date of this Agreement;

(d) the PTG Common Shares are listed and posted for trading on the Exchange;

(e) PTG has no subsidiaries;

(f) PTG has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of PTG Common Shares by special resolution;

(g) this Amalgamation Agreement has been duly and validly executed and delivered by PTG and constitutes a legal, valid and binding obligation of PTG enforceable against PTG in accordance with its terms, subject only to approval of the holders of PTG Common Shares by special resolution;

(h) PTG does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating PTG to issue any PTG Securities, except as disclosed in the Circular and the PTG Financing;

(i) the audited financial statements of PTG for the financial year ended August 31, 2001 present fairly the financial condition and results of operations of PTG as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j) since August 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of PTG from that shown in the audited financial statements of PTG as at August 31, 2001, other than as disclosed in the Circular;

(k) all information and documents publicly disclosed by PTG since February 15, 2001, including financial statements, fairly and accurately represent the business and affairs of PTG as at the respective times of disclosure;

(l) the books and records of PTG fairly and accurately set out and disclose in all material respects the financial position of PTG as at the date hereof, all material financial transactions relating to PTG have been accurately recorded in such books and records and the minute books of PTG contain all records of the meetings and proceedings of the shareholders and directors of PTG;

(m) PTG is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(n) PTG does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the financial year ended August 31, 2001, except liabilities and obligations incurred in the ordinary course of its business since August 31, 2001, which liabilities and obligations are not materially adverse in the aggregate to PTG;

(o) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of PTG, instituted, pending or, to the knowledge of PTG, threatened against or affecting PTG or any of PTG's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of PTG, threatened against PTG or any of PTG's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of PTG;

(p) PTG has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and PTG has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business;

(q) the business of PTG is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(r) each contract or agreement between PTG and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of PTG is in full force and effect and, to the best of the knowledge and belief of PTG, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(s) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to PTG,

(ii) conflict with any of the terms, conditions or provisions of the constating documents of PTG,

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which PTG is a party or by which PTG is bound or to which PTG's property is subject, or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by PTG, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of PTG under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(t) PTG has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(u) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning PTG and does not omit to state a material fact concerning PTG that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(v) the statements in Recital G of this Agreement are true and correct.

5.2 Representations of NMM - NMM represents and warrants to PTG, as of the date hereof, that:

(a) NMM was duly incorporated under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;

(b) the authorized capital of NMM consists of 100,000,000 common shares of which 8,749,595 NMM Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;

(c) an aggregate of not more than 3,111,044 NMM Common Shares are issuable upon the exercise of all outstanding NMM Options and NMM Warrants and property acquisition agreements (244,000 NMM Common Shares) outstanding at the date of this Agreement;

(d) the NMM Common Shares are listed and posted for trading on the Exchange;

(e) NMM has no subsidiaries;

(f) NMM has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of NMM Common Shares by special resolution;

(g) this Amalgamation Agreement has been duly and validly executed and delivered by NMM and constitutes a legal, valid and binding obligation of NMM enforceable against NMM in accordance with its terms, subject only to approval of the holders of NMM Common Shares by special resolution;

(h) NMM does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating NMM to issue any additional NMM Securities, except as disclosed in the Circular, the Loan Agreement and the NMM Financing;

(i) the audited financial statements of NMM for the financial year ended December 31, 2000 present fairly the financial condition and results of operations of NMM as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j) the unaudited financial statements of NMM for the 9 month period ended September 30, 2001 present fairly the financial condition and results of operations of NMM as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(k) since December 31, 2000, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of NMM, except as stated in the unaudited financial statements of NMM as at September 30, 2001, other than as disclosed in the Circular;

(l) all information and documents publicly disclosed by NMM during the past two years, including financial statements, fairly and accurately represent the business and affairs of NMM as at the respective times of disclosure;

(m) the books and records of NMM fairly and accurately set out and disclose in all material respects the financial position of NMM as at the date hereof, all material financial transactions relating to NMM have been accurately recorded in such books and records and the minute books of NMM contain all records of the meetings and proceedings of the shareholders and directors of NMM;

(n) NMM is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(o) NMM does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the year ended December 31, 2000 and its unaudited financial statements for the 9 month period ended September 30, 2001, except liabilities and obligations incurred in the ordinary course of its business since September 30, 2001, which liabilities and obligations are not materially adverse in the aggregate to NMM;

(p) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of NMM, instituted, pending or, to the knowledge of NMM, threatened against or affecting NMM or any of NMM's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of NMM, threatened against NMM or any of NMM's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of NMM;

(q) NMM has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and NMM has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business and except for the Loan Agreement;

(r) the business of NMM is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(s) each contract or agreement between NMM and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of

NMM is in full force and effect and, to the best of the knowledge and belief of NMM, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(t) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to NMM,

(ii) conflict with any of the terms, conditions or provisions of the constating documents of NMM,

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which NMM is a party or by which any of them is bound or to which any of their property is subject, or

(iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by NMM, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of NMM under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(u) NMM has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(v) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning NMM and does not omit to state a material fact concerning NMM that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(w) the statements in Recital G of this Agreement are true and correct.

ARTICLE 6
OTHER PROVISIONS

6.1 Rights and Obligations of Amalco - As of and from the Effective Date, Amalco shall be seized of and shall hold and possess all the property, rights and interests and shall be subject to all the debts, liabilities and obligations (except amounts recoverable from or payable by one of the Amalgamating Companies to the other, which amounts will be cancelled) of each of the Amalgamating Companies (including any obligations to dissenting members under Section 207 of the *Company Act*), and each member of each Amalgamating Company will be bound by the terms of this Agreement and all rights of creditors to obtain payment of their claims and all the property, rights and interests of the parties hereto liable for such claims, and all liens upon the property, rights and interests of the Amalgamating Companies shall be unimpaired by the Amalgamation and all debts, liabilities and obligations and the contracts of each of the Amalgamating Companies shall thenceforth attach to Amalco and shall be enforced against it to the same extent as if the said debts, liabilities, duties and obligations and contracts had been incurred or contracted by it.

6.2 Paid Up Capital - The paid up capital of the Amalco Common Shares will not exceed the aggregate of the paid up capital of the PTG Common Shares and NMM Common Shares immediately before the Effective Date.

6.3 Liabilities - Amalco will pay and discharge every liability of the Amalgamating Companies (other than liabilities in respect of PTG Common Shares and NMM Common Shares). All expenses of and incidental to the Amalgamation will be paid by the Amalgamating Company incurring such expenses, unless the Amalgamating Companies otherwise agree to share expenses.

6.4 Legal Proceedings - No action or proceeding by or against PTG or NMM shall abate or be affected by the Amalgamation, but for all the purposes of such action or proceeding the name of Amalco shall be substituted in such action or proceeding in place of PTG or NMM, as the case may be.

6.5 Power to Modify - The directors of PTG and NMM shall by resolution have the power to assent to the provisions made for a dissenting member or creditor by the Court, and to any alteration or modification of this Agreement which the Exchange, the Court, the Registrar of Companies, or the respective members of PTG and NMM at meetings held pursuant to the provisions of the *Company Act* may require and all alterations and modifications so assented to shall be binding upon the parties hereto.

6.6 Application to Court - If this Agreement is adopted by the members of each of the Amalgamating Companies as required by the *Company Act*, the Amalgamating Companies covenant and agree with each other that, subject to the satisfaction of the terms and conditions of this Agreement, they will jointly, at such time as the directors of the Amalgamating Companies may determine, apply to the Court for an order approving the Amalgamation herein provided. In the application to the Court, the Court will be informed that its approval of the Agreement will serve as the basis for an exemption from the registration provisions of the 1933 Act. The parties hereto agree that notice of the time and place of the hearing of the Court application shall be given to each member of the Amalgamating Companies, together with each holder of PTG Options, NMM Options, PTG Warrants and NMM Warrants, and any other holder of rights to acquire PTG Common Shares or NMM Common Shares, advising them that they have the right to appear at the hearing. In determining whether to issue the Order approving the Agreement, the Court will be required to consider the fairness of the terms and conditions contained herein and the rights and interests of every person affected. Any such person who considers this Agreement unfairly prejudicial to him shall have the right to apply to the Court to have the Court consider his position and the Court may issue an order prohibiting the Amalgamation or such other order as the Court considers appropriate. In addition, any member of the Amalgamating Companies who disapproves of the Amalgamation shall have the right to give notice of dissent to the Amalgamating Company of which it is a member and to have his PTG Common Shares or NMM Common Shares, as the case may be, purchased by Amalco if the Amalgamating Companies elect to proceed with the Amalgamation. The issuance of the Order by the Court approving the Amalgamation is a condition precedent to the consummation of the transactions contemplated by this Agreement. There shall be no exchange of securities as set out in paragraph 4.1 hereof until on or after the Effective Date of the Amalgamation.

6.7 Income Tax Act - This Agreement shall be implemented and the books of account of Amalco shall be made up in accordance with the provisions of Section 87 of the *Income Tax Act* (Canada) as amended with effect from and including the Effective Date of Amalgamation, and to the extent any of the provisions hereof are inconsistent with the application of the said Section 87 as amended, such provision shall be null and void and of no effect.

6.8 Amendment - This Agreement may, at any time and from time to time before or after the holding of the Meetings, but no later than the Effective Date, be amended by the written agreement of the Amalgamating Companies without, subject to applicable law, further notice to or authorization on the part of the members of PTG and NMM. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for the performance of any of the obligations or acts of PTG or NMM herein;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of PTG and NMM herein;

provided that, notwithstanding the foregoing and subsection 7.1(a) of this Agreement, this Agreement shall not be amended without the approval of the members of PTG and NMM given in the same manner as required for the approval of the Amalgamation or as may be ordered by the Court. This Agreement may be amended in accordance with the Order of the Court, but in the event that the terms of the Order require any such amendment, the rights of PTG and NMM under Sections 6.9, 7.1, 7.2, 7.4 and Article 9 hereof shall remain unaffected.

6.9 Rights of Termination - If:

(a) the members of either of the Amalgamating Companies fail to approve the Amalgamation in the manner contemplated by subsection 7.1(a) hereof at their respective Meeting;

(b) a Certificate of Amalgamation has not been issued by the Registrar of Companies on or before February 28, 2002 (or such later date as may be mutually agreed);

(c) the Court denies the Order; or

(d) any of the conditions contained in Sections 7.1, 7.2 or 7.4 hereof shall not be fulfilled or performed or waived by the Amalgamating Company for whose benefit the condition exists, on or before February 28, 2002 (or such later date as may be mutually agreed);

PTG or NMM may terminate this Agreement by notice to the other of them. If any of the conditions contained in Section 7.2 hereof shall not be fulfilled or performed by NMM, PTG may terminate this Agreement by notice to NMM. If any of the conditions contained in Section 7.4 hereof shall not be fulfilled or performed by PTG, NMM may terminate this Agreement by notice to PTG. If this Agreement is terminated as aforesaid, the party terminating this Agreement shall be released from all obligations under this Agreement, all rights of specific performance against such party under this Agreement shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder; and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

6.10 Notice of Unfulfilled Conditions - If either of PTG or NMM shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, PTG or NMM, as the case may be, shall provide notice to the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than February 28, 2002.

6.11 Mutual Termination - This Agreement may, at any time before or after the holding of the Meetings, but no later than the last business day immediately preceding the Effective Date, be terminated by mutual agreement of the directors of PTG and NMM without further action on the part of the members of PTG or NMM and if the Amalgamation does not become effective on or before February 28, 2002, PTG or NMM may unilaterally terminate this Agreement, which termination will be effective upon a resolution to that effect being passed by its directors and notice thereof being given to the other of them.

6.12 Further Documents - The Amalgamating Companies will execute and deliver such further deeds, documents and assurances and do such further acts as may be necessary to give full force and effect to and carry out the true and full intent and meaning of this Amalgamation Agreement.

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent - The respective obligations of the Amalgamating Companies under this Amalgamation Agreement are subject to the following conditions, subsection 7.1(e) of which may be waived by either PTG or NMM in whole or in part without prejudice to the right of PTG or NMM to rely on any other of such conditions:

(a) this Agreement and the transactions contemplated hereby, with or without amendment, including the Amalgamation, having been adopted and approved by a special resolution of the members of each of the Amalgamating Companies at their respective Meetings in accordance with the provisions of the *Company Act*;

(b) an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies;

(c) there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(e) there not being in force any cease trade orders by any regulatory body or any other impediment to the general free tradeability of the Amalco Common Shares to be issued in connection with the Amalgamation:

(i) in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of PTG or NMM (other than any restrictions imposed under provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments); and

(ii) in the United States, subject only to: (A) any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales of such Amalco Common Shares by "affiliates" of Amalco, PTG or NMM; and (B) any restrictions imposed by Rule 144 under the 1933 Act relating to resales of Amalco Common Shares that are issued in respect of PTG Common Shares offered or sold in the United States pursuant to the PTG Financing;

(f) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of PTG or NMM;

(g) this Agreement not having been terminated under Article 6 hereof;

(h) the Amalgamation having been approved in principle by the Exchange, subject only to making the required filings with it and the Exchange having conditionally approved the listing of the Amalco Common Shares;

(i) neither Amalgamating Company having received notice of dissent pursuant to the provisions of the *Company Act* with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding PTG Common Shares or NMM Common Shares, as the case may be;

(j) neither Amalgamating Company having received an unsolicited bona fide offer to enter into a competing transaction which the directors of that Amalgamating Company are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of that Amalgamating Company.

7.2 Conditions to Obligations of PTG - All obligations of PTG under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

(a) the covenants of NMM to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

(b) the representations and warranties of NMM set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by NMM on the Effective Date;

(c) NMM delivering to PTG prior to the Effective Date:

(i) a certified copy of the special resolution of the members of NMM approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(ii) a certified copy of the resolution of the directors of NMM approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(iii) a certificate of an officer of NMM certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of NMM set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by NMM on the Effective Date, and

(iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange NMM Common Shares for Amalco Common Shares.

7.3 Waiver of Conditions to Obligations of PTG - The conditions set forth in Section 7.2 of this Amalgamation Agreement are for the exclusive benefit of PTG and PTG may waive the conditions in whole or in part by delivering to NMM at or before the time of closing a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of PTG.

7.4 Conditions to Obligations of NMM - All obligations of NMM under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

(a) the covenants of PTG to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

(b) the representations and warranties of PTG set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by PTG on the Effective Date;

(c) PTG delivering to NMM prior to the Effective Date:

(i) a certified copy of the special resolution of the members of PTG approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(ii) a certified copy of the resolution of the directors of PTG approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(iii) a certificate of an officer of PTG certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of PTG set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by PTG on the Effective Date, and

(iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange PTG Common Shares for Amalco Common Shares.

7.5 Waiver of Conditions to Obligations of NMM - The conditions set forth in Section 7.4 of this Amalgamation Agreement are for the exclusive benefit of NMM and NMM may waive the conditions in whole or in part by delivering to PTG, at or before the time of closing, a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of NMM.

7.6 Deemed Satisfaction of Conditions - The conditions set forth in Sections 7.1, 7.2 and 7.4 of this Amalgamation Agreement shall be conclusively deemed to have been satisfied, waived or released on the filing by the Amalgamating Companies of the documents required to be filed with the Registrar of Companies under Section 250 of the *Company Act* in order to effect the Amalgamation.

ARTICLE 8
COVENANTS OF THE AMALGAMATING COMPANIES

8.1 Covenants of PTG - PTG covenants with NMM that:

(a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, PTG will not, without the prior written consent of NMM:

(i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any PTG Common Shares;

(ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii) except pursuant to agreements or commitments existing at the date hereof, including the PTG Financing, allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, PTG Common Shares;

(iv) take any step which materially affects or jeopardizes the status of PTG as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v) increase or decrease its paid-up capital;

(vi) except as contemplated by subsection 7.1(j), merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization or sell or pledge all or any material part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.1 of this Agreement;

(vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

(viii) until the 90th day following the date of the PTG Meeting, except as contemplated by subsection 7.1(j), enter into or amend any currently existing agreement with any person other than NMM relating to the acquisition of any outstanding or unissued PTG Common Shares or any form of business combination or solicit or initiate any proposals or offers from any person, entertain or enter into discussions or negotiations with or provide information relating to PTG in connection with the acquisition or disposition of any PTG Common Shares or any business combination, restructuring, refinancing, sale of any material assets or part thereof of PTG or any take over bid, reorganization, recapitalization, liquidation or winding-up of or other similar transaction involving PTG or enter into or amend any currently existing agreement with any person who provides management, consulting or other employment services to PTG; or

(ix) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on PTG, or the Amalgamation, other than in the ordinary course of business;

(b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c) convene an annual and extraordinary general meeting of its members for January 28, 2002 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

(d) provide NMM with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to PTG is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(e) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(f) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(g) give the representatives of NMM full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of PTG and furnish such information concerning PTG as NMM may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

(h) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of PTG Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of PTG and will ensure that Amalco has the financial ability to perform such obligations;

(i) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of PTG Common Shares; and

(j) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.4 to be complied with on or before the Effective Date.

8.2 Covenants of NMM - NMM covenants with PTG that:

(a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, NMM will not, without the prior written consent of PTG:

(i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any NMM Common Shares;

(ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii) except pursuant to agreements or commitments existing at the date hereof, including the NMM Financing, allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, NMM Common Shares;

(iv) take any step which materially affects or jeopardizes the status of NMM as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v) increase or decrease its paid-up capital;

(vi) except as contemplated by subsection 7.1(j), merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization or sell or pledge all or any part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.2 of this Agreement;

(vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

(viii) until the 90th day following the date of the NMM Meeting, except as contemplated by subsection 7.1(j), enter into or amend any currently existing agreement with any person other than PTG relating to the acquisition of any outstanding or unissued NMM Common Shares or any form of business combination or solicit or initiate any proposals or offers from any person, entertain or enter into discussions or negotiations with or provide information relating to NMM in connection with the acquisition or disposition of any NMM Common Shares or any business combination, restructuring, refinancing, sale of any material assets or part thereof of NMM or any take over bid, reorganization, recapitalization, liquidation or winding-up of or other similar transaction involving NMM or enter into or amend any currently existing agreement with any person who provides management, consulting or other employment services to NMM; or

(ix) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on NMM, or the Amalgamation, other than in the ordinary course of business;

(b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c) convene an annual and extraordinary general meeting of its members for January 28, 2002 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

(d) provide PTG with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to NMM is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(e) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(f) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(g) give the representatives of PTG full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of NMM and furnish such information concerning NMM as PTG may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

(h) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of NMM Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of NMM and ensure that Amalco has the financial ability to perform such obligations;

(i) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of NMM Common Shares; and

(j) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.2 to be complied with on or before the Effective Date.

8.3 Mutual Covenant - Each Amalgamating Company covenants and agrees with the other that if the approval of the Amalgamation by the members of the Amalgamating Companies as set out in subsection 7.1(a) hereof is obtained, it will thereafter take the necessary actions to submit the Amalgamation to the Court for approval and apply for the Order in such fashion as the Court may direct and, subject to compliance with any of the other conditions provided for in Article 7 hereof and to the rights of termination contained in Article 6 hereof, file with the Registrar of Companies, as soon as practicable thereafter, pursuant to Section 250 of the *Company Act*, a certified copy of the Order to give effect to the Amalgamation.

ARTICLE 9
INDEMNITY

9.1 Indemnification - Each of PTG and NMM (the "Indemnifying Party") undertakes with the other of them (the "Indemnified Party") to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

9.2 Defence - Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to so provide the Indemnifying Party with such particulars shall not relieve the Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice the Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep the Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. The Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, the Indemnifying Party shall keep the Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. The Indemnifying Party shall not enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if: (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

9.3 Term - The obligations of PTG and NMM under this Article 9 shall terminate when the Amalgamation is completed, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2 hereof.

ARTICLE 10
GENERAL

10.1 Time of the Essence - Time is of the essence of this Amalgamation Agreement.

10.2 Entire Agreement - The terms and provisions of this Amalgamation Agreement constitute the entire agreement between the parties in respect of the Amalgamation and supersede all previous oral or written communications. The Loan Agreement will only be superceded by this Amalgamation Agreement on the Effective Date.

10.3 Governing Law - This Amalgamation Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

10.4 Binding Effect - This Amalgamation Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Amalgamation Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.5 Unenforceability - If any one or more of the provisions contained in this Amalgamation Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Amalgamation Agreement would fail in its essential purpose.

10.6 Assignment - This Amalgamation Agreement is not transferable or assignable without the written consent of both parties.

10.7 Notice - Any notice under this Amalgamation Agreement must be:

(a) in writing;

(b) delivered or telecopied; and

(c) addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery.

10.8 Waiver - Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 6.8 hereof.

10.9 Further Assurances - The parties to this Amalgamation Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Amalgamation Agreement, and each party to this Amalgamation Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Amalgamation Agreement and obtaining any required regulatory approvals, whether before or after the closing.

10.10 Public Announcements - The parties hereto agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Amalgamation Agreement will be jointly planned and coordinated and no party hereto will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld or delayed.

10.11 Counterparts - This Amalgamation Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Amalgamation Agreement.

PLATINUM GROUP METALS LTD.

Per: *"R. Michael Jones"*
Name: R. Michael Jones
Title: President

NEW MILLENNIUM METALS CORPORATION

Per: *"Frank Hallam"*
Name: Frank Hallam
Title: President

SCHEDULE "A"

FORM 1

(SECTION 5)

COMPANY ACT

MEMORANDUM

of

PLATINUM GROUP METALS LTD.

1. The name of the Company is Platinum Group Metals Ltd.

2. The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

SCHEDULE "B" - ARTICLES OF AMALCO

ARTICLES

of

PLATINUM GROUP METALS LTD.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

of

PLATINUM GROUP METALS LTD.

PART 1

INTERPRETATION

1.1. In these Articles, unless there is something in the subject or context inconsistent therewith:

"Amalgamation Agreement" means the amalgamation agreement, dated December ●, 2001, between the Platinum Group Metals Ltd. and New Millennium Metals Corporation.

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company" means PLATINUM GROUP METALS LTD.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Financial Institutions Act" means the Financial Institutions Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Interpretation Act" means the Interpretation Act of the Province of British Columbia as from time to time enacted and all amendments thereto.

"Memorandum" means the Memorandum of the Company.

"month" means calendar month.

"proxyholder" means the person duly nominated by a registered owner to represent him at a meeting and includes a person duly nominated as a substitute proxyholder by a proxyholder pursuant to a power of substitution contained in a duly executed proxy.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

"Registrar" means the Registrar of Companies or other duly authorized person performing his duties as registrar under the Company Act.

"seal" means the common seal of the Company.

"Securities Act" means the Securities Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"trust company" means a trust company holding a business authorization under the Financial Institutions Act.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2. The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3. The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2

SHARES AND SHARE CERTIFICATES

2.1. Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto at his address as recorded in the register of members, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2. If a share certificate

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the Certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time fix, but not greater than the amount prescribed under the Company Act from time to time, shall be paid to the Company for each certificate to be issued under this Article.

2.3. Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4. Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1. Subject to these Articles and the Memorandum and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the Securities Act and to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding or which, having been previously issued, have been purchased or redeemed by the Company and are available to be sold or reissued at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2. If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3. Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 percent of the amount of the subscription price of such shares.

3.4. No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be an amount set by resolution of the Directors that is, in all circumstances of the transaction, no greater than fair market value.

PART 4

SHARE REGISTERS

4.1. The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class or series of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class or series of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class or series of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class or series of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class or series thereof, as transfer agent for its shares or such class or series thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2. Subject to the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, whether within or outside the Province of British Columbia, as the Directors may from time to time determine.

4.3. The Company shall not at any time close its register of members.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1. Subject to the provisions of the Memorandum and of these Articles that may be applicable, and subject to the Securities Act, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of shares until the name of the transferee is entered in the register of members or branch register of members in respect thereof.

5.2. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3. Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4. Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or branch transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence if any, as the Directors or the transfer agent or branch transfer agent or registrar or branch registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or branch transfer agent of registrar or branch/registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5. There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6. In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the documents required by the Company Act to be produced by a person applying to effect transmission of shares and such other evidence as the Directors may require of the personal representative's appointment, and of the payment or satisfaction of all taxes, duties, fees and other similar assessments payable to any governmental authority in any applicable jurisdiction with respect to the shares arising out of the member's death.

5.7. A guardian, committee, trustee, curator, tutor, personal representative or trustee in bankruptcy of a member, although not a member himself, shall have the same rights, privileges and obligations that attach to the shares held by the member if the documents required by the Company Act to be produced by a person applying to effect transmission of shares shall have been deposited with the Company together with such other evidence as the Directors may require of the person's appointment. This Article does not apply on the death of a member with respect to a share registered in his name and the name of another person in joint tenancy.

5.8. If the Company is or becomes a company which is not a reporting issuer (as defined in the Securities Act), no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

PART 6

ALTERATION OF CAPITAL

6.1. The Company may by ordinary resolution filed with the Registrar alter the Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. The Company may by special resolution alter the Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class or series of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3. The Company may alter the Memorandum or these Articles

(a) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the votes cast, or such greater majority as may be specified by the special rights attached to the class of shares.

6.4. If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any class or series of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Executive Director appointed pursuant to the Securities Act shall have consented to the resolution.

6.5. Subject to the Company Act and unless these Articles or the Memorandum otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares but the quorum at a class or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1. Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act and the Securities Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company or from his personal representatives, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series, as the case may be, to be purchased.

7.2. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3. Subject to the provisions of the Company Act and of the Securities Act, any shares purchased or redeemed by the Company may be sold or if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or/other distribution shall be paid or made thereon.

PART 8

BORROWING POWERS

8.1. The Directors may from time to time on behalf of the Company

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person,

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company.

8.4. Every bond or debenture of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond or debenture appointed by the Company or under any instrument under which the bond or debenture is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond or debenture so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond or debenture to hold at the date of the issue thereof.

8.5. If the Company is, or becomes, a company which is a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of and to the extent required by the Company Act.

PART 9

GENERAL MEETINGS

9.1. Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2. If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3. All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4. The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5. If the Company is or becomes a reporting company, advance notice of any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6. A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7. All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8. Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at

(a) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(b) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the Directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2. No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time, to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice. If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6. If at any general meeting none of the Chairman of the Board or the President or a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall choose one of their number to be chairman.

10.7. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8. No motion proposed at a general meeting need be seconded, and the chairman may propose or second a motion.

10.9. Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14. Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11

VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4. If a share is registered in the name of two or more persons, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed to be two or more persons, as the case may be.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonus, or other person in the nature of a committee or curator bonus appointed by that court, and any such committee, curator bonus, or other person may appoint a proxyholder.

11.6. Every member, including a member that is a corporation, entitled to vote at a general meeting or a class meeting of the Company may, by proxy, appoint a proxyholder as his nominee to attend and act at the meeting in the manner, to the extent and with the power conferred by the proxy, including (if conferred by the proxy) the power of substitution. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7. A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if

(a) the Company is at the time a reporting company, or

(b) the member appointing the proxyholder is a corporation, or

(c) the Company shall have at the time only one member, or

(d) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote

but in all other cases a proxyholder must be a member.

11.8. Unless otherwise ordered by the Directors, a form of proxy and, if so ordered by the Directors, the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof), shall be deposited at the registered office of the Company, or at such other place as is specified for that purpose in the notice convening the meeting or in the information circular relating thereto, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members or in the information circular relating thereto and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9. Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints ____________________or failing him ____________________ as proxyholder for the undersigned to attend, speak and vote for and on behalf of the undersigned in respect of all (or ________________) shares registered in the name of the undersigned at the general meeting of the Company to be held on the ___________ day of _________________, 19__, and at any adjournment thereof.

Signed this _______ day of ___________________, 19__.

____
(Signature of Member)

11.10. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11. Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law. A proxy shall cease to be valid one year from its date.

PART 12

DIRECTORS

12.1. The persons named in the Amalgamation Agreement are the first Directors. The Directors to succeed the first Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2. The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1. At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2. A retiring Director shall be eligible for re-election.

13.3. Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director. A vacancy resulting from an increase by the members in the number of Directors may be filled by the members by ordinary resolution or by the Directors.

13.6. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected, and the number of Directors shall be increased accordingly. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present. A person may be appointed as an alternate Director by more than one Director, and an alternate Director shall be counted separately in determining the quorum for, and having a separate vote on behalf of, each Director he is representing, in addition to being so counted and voting where he is himself a Director. Every alternate Director, if authorized by the instrument appointing them, may sign in place of the Director who appointed him resolutions submitted to the Directors to be consented to in writing as referred to in Article 16.9. Every alternate Director shall be deemed not to be the agent of a Director appointing him. An alternate Director shall be deemed to be a Director for all purposes of these Articles in the performance of any function authorized under this Article 13.7, but shall not otherwise be deemed to be a Director or to have power to act as a Director. A Director may at any time by instrument in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. An alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the Director appointing him as such Director may from time to time direct.

13.8. The office of Director shall be vacated if the Director:

(a) resigns his office by notice in writing delivered to the registered office of the Company; or

(b) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c) ceases to be qualified to act as a Director pursuant to the Company Act.

13.9. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2. The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15

DISCLOSURE OF INTEREST OF DIRECTORS

15.1. A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2. A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

(a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c) determining the remuneration of the Directors;

(d) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 128 of the Company Act; or

(e) the indemnification of any Director by the Company under Section 128 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4. Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16

PROCEEDINGS OF DIRECTORS

16.1. The Chairman of the Board, if any, or in his absence, the Vice-Chairman or in his absence, the President shall preside as chairman at every meeting of the Directors, or if none of the Chairman of the Board, the Vice-Chairman or the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, the Vice-Chairman, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3. A meeting of the Directors or of any committee of the Directors may take place by means of conference telephones or other communications facilities by which means all Directors participating in the meeting can hear each other. Directors participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telecopier, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (a) who is at the time such notice is given not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the nonreceipt of notice of a meeting by, any Director or alternate Director shall not invalidate the proceedings at the meeting.

16.5. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors in office or, if the number of Directors is fixed at one, shall be one Director.

16.7. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8. Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9. A resolution consented to in writing, whether by document, telegram, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2. The Directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the Board may determine. Every committee constituted by the Board shall have the powers, authorities and discretions delegated to it by the Board (which shall not include the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee constituted by the Board or the power to appoint or remove officers appointed by the Board) and shall conform to the regulations which may from time to time be imposed upon it by the Board.

17.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1. The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3. Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1. Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Company shall apply to the court for all approvals of the court which may be required to make any indemnity referred to in this Part effective and enforceable. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2. Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding. that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or then: and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3. The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 20

DIVIDENDS AND RESERVE

20.1. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may, subject to the Securities Act, pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2. Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8. Notwithstanding anything contained in these Articles, but subject to the Securities Act, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1. The Company shall keep at its records office at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2. The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3. Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4. The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5. Every member shall be entitled to receive, without charge and on demand, one copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 22

NOTICES

22.1. A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4. Notice of every general meeting or meeting of members holding a class or series of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 23

RECORD DATES

23.1. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1. The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(a) any two Directors, or

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(c) if the Company shall have only one member, the President or the Secretary, or

(d) subject to Article 8.4., such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

24.2. To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3. The Company may have for use in any other province, state, territory or country an official seal and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

SCHEDULE B TO THE CIRCULAR

PTG Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. Platinum Group Metals Ltd. ("PTG") be and is hereby authorized to amalgamate (the "Amalgamation") with New Millennium Metals Corporation ("NMM") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the management information circular dated December 19, 2001 accompanying the Notice of Annual and Extraordinary Meeting of Members of PTG at which, among other things, the Amalgamation between PTG and NMM is to be considered;

B. the execution, delivery and performance of the Amalgamation Agreement by PTG is hereby confirmed, ratified, approved and adopted;

C. notwithstanding that this special resolution has been duly passed by the members of PTG and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of PTG are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of PTG;

D. any one director or officer of PTG is hereby authorized and directed, acting for, in the name of and on behalf of PTG, to execute or to cause to be executed, under the seal of PTG or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of PTG may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

SCHEDULE C TO THE CIRCULAR

NMM Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. NMM be and is hereby authorized to amalgamate (the "Amalgamation") with Platinum Group Metals Ltd. ("PTG") pursuant to the *Company Act* (British Columbia) as set out in the amalgamation agreement (the "Amalgamation Agreement") which is attached as Schedule A to the joint management information circular dated December 19, 2001 accompanying the Notice of Annual and Extraordinary Meeting of Members of NMM at which, among other things, the Amalgamation between NMM and PTG is to be considered;

B. the execution, delivery and performance of the Amalgamation Agreement by NMM is hereby confirmed, ratified, approved and adopted:

C. notwithstanding that this special resolution has been duly passed by the members of NMM, and the Amalgamation has been approved by the Supreme Court of British Columbia, the directors of NMM are hereby authorized, at their discretion, to revoke this special resolution, terminate the Amalgamation Agreement, in accordance with the terms thereof, at any time prior to the issue of a certificate giving effect of the Amalgamation and to determine not to proceed with the Amalgamation, without further approval of members of NMM;

D. any one director or officer of NMM is hereby authorized and directed, acting for, in the name of and on behalf of NMM, to execute or to cause to be executed, under the seal of NMM or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of NMM may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

SCHEDULE D

Financial Statements of

PLATINUM GROUP METALS LTD.

(A development stage company)

August 31, 2001

Auditors' Report

To the Shareholders of
Platinum Group Metals Ltd.

We have audited the balance sheets of Platinum Group Metals Ltd. as at August 31, 2001 and 2000 and the statements of operations and deficit, and cash flows for the year ended August 31, 2001, the period from commencement of operations, March 16, 2000 to August 31, 2000 and the cumulative period from March 16, 2000 to August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended August 31, 2001, the period from commencement of operations, March 16, 2000 to August 31, 2000 and the cumulative period from March 16, 2000 to August 31, 2001 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 29, 2001

PLATINUM GROUP METALS LTD.
Balance Sheets
(A development stage company)
August 31,

	2001	2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ **1,544,546**	$ 221,748
Accounts receivable (Note 3)	**115,909**	-
Prepaid expenses	**16,897**	-
	1,677,352	221,748
MINERAL PROPERTIES (Note 4)	**1,067,357**	419,370
CAPITAL ASSETS (Note 5)	**18,255**	16,166
	$ **2,762,964**	$ 657,284
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **150,554**	$ 67,240
FUTURE INCOME TAXES (Note 8)	**310,000**	-
	460,554	67,240
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**3,132,453**	89,000
Special warrants	**-**	521,000
Obligation to issue shares (Note 6)	**2,600**	20,000
Deficit	**(832,643)**	(39,956)
	2,302,410	590,044
	$ **2,762,964**	$ 657,284

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

(Signed) R. Michael Jones
R. Michael Jones, Director

(Signed) Iain McLean
Iain McLean, Director

PLATINUM GROUP METALS LTD.
Statement of Operations and Deficit
(A development stage company)

	Cumulative amount from March 16, 2000 to August 31, 2001	**Year ended August 31, 2001**	Period from commencement of operations, March 16, 2000 to August 31, 2000
EXPENSES			
Amortization	$ 9,331	**$ 7,071**	$ 2,260
Corporate finance fees	25,000	**25,000**	-
Filing and transfer agent fees	27,353	**27,353**	-
Insurance	3,403	**3,403**	-
Management fees	91,928	**86,453**	5,475
Office and miscellaneous	50,872	**47,523**	3,349
Professional fees	152,482	**130,311**	22,171
Rent	13,410	**9,160**	4,250
Salaries and benefits	12,201	**12,201**	-
Shareholder relations	74,452	**74,452**	-
Telephone	9,530	**7,632**	1,898
Travel and promotion	57,825	**55,710**	2,115
	(527,787)	**(486,269)**	(41,518)
Less: interest income	62,144	**60,582**	1,562
Loss before other items	(465,643)	**(425,687)**	(39,956)
Other items			
Property investigations	49,675	**49,675**	-
Mineral property costs written off	7,325	**7,325**	-
	57,000	**57,000**	
Loss for the period	(522,643)	**(482,687)**	(39,956)
Deficit, beginning of period	-	**(39,956)**	-
Future income taxes relating to exploration expenditures applicable to flow-through shares (Note 6 (b))	310,000	**310,000**	-
Deficit, end of period	$ (832,643)	**$ (832,643)**	$ (39,956)
Loss per share		**$ (0.09)**	$ (0.03)

PLATINUM GROUP METALS LTD.
Statement of Cash Flows
(A development stage company)

	Cumulative amount from March 16, 2000 to August 31, 2001	**Year ended August 31, 2001**	Period from commencement of operations, March 16, 2000 to August 31, 2000
OPERATING ACTIVITIES			
Loss for the period	$ (522,643)	**$ (482,687)**	$ (39,956)
Add items not affecting cash			
Amortization	9,331	**7,071**	2,260
Mineral property costs written-off	7,325	**7,325**	
Net change in non-cash working capital	(89,608)	**(156,848)**	67,240
	(595,595)	**(625,139)**	29,544
FINANCING ACTIVITIES			
Issuance of common shares	1,446,632	**1,357,632**	89,000
Issuance of flow-through special warrants	1,107,771	**1,107,771**	-
Issuance of special warrants	521,000	-	521,000
	3,075,403	**2,465,403**	610,000
INVESTING ACTIVITIES			
Acquisition of capital assets	(27,586)	**(9,160)**	(18,426)
Acquisition cost of mineral properties	(307,963)	**(139,072)**	(168,891)
Exploration advance received (Note 4 (a))	300,000	**300,000**	-
Exploration and development expenditures	(899,713)	**(669,234)**	(230,479)
	(935,262)	**(517,466)**	(417,796)
Net increase in cash and cash equivalents	1,544,546	**1,322,798**	221,748
Cash and cash equivalents, beginning of period	-	**221,748**	-
Cash and cash equivalents, end of period	$ 1,544,546	**$ 1,544,546**	$ 221,748

Supplementary information on non-cash investing and financing activities:

During the year ended August 31, 2001, the Company issued 210,000 common shares with a value of $57,050 (2000 - $Nil) in connection with the acquisition of mineral properties. The Company also entered into a firm obligation to issue 10,000 shares (2000 - 100,000 shares) with a value of $2,600 (2000 - $20,000) in connection with acquisition of mineral properties (Note 6).

During the year ended August 31, 2001, the Company issued 2,605,000 common shares with a value of $521,000 on conversion of previously issued special warrants (Note 6 (b)).

Included in accounts payable and accrued liabilities are $107,357 in unpaid exploration and development expenditures.

Supplementary information on cash flows:

During the period no interest or income taxes were paid.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

1. CONTINUING OPERATIONS

The Company was incorporated on January 10, 2000 as 599141 B.C. Ltd., and changed its name to Platinum Group Metals Ltd., on March 16, 2000 at which time it commenced operations. It is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2001, the Company was in the exploration stage and has options to acquire properties in Ontario and the Northwest Territories.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company' s ability to continue as a going concern is dependent upon its ability to attain future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. External financing, predominately by the issuance of common stock to the public, will be sought to finance exploration of the Company' s properties; however, there can be no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company' s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

(a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

(b) Cash and cash equivalents

Cash and cash equivalents consists of cash and highly liquid short-term notes with an original maturity of 90 days or less.

(c) Capital assets

Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer hardware	30%
Computer software	30%
Office furniture and equipment	20%

(d) Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 6 (c). No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(f) Loss per share

The net loss per share figure is calculated using the weighted average number of shares outstanding during the period.

(g) Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3. ACCOUNTS RECEIVABLE

	2001	2000
Goods and Services Tax recoverable	$ 82,950	$ -
Interest receivable	32,959	-
	$ 115,909	$ -

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES

(a) Northwest Territories

Pursuant to an agreement dated June 1, 2000 and related amendment on June 7, 2001, the Company has an option to acquire a 100% interest in 12 mineral claims located in the Rutledge Lake area, Northwest Territories. Under the terms of the agreement, the Company is required to make cash payments of $100,000 (of which $12,500 has been paid) and issue 100,000 shares in specified annual installments to June 1, 2004 (of which 10,000 shares have been issued). The Company must also incur $1,000,000 in exploration expenditures within 60 months of the agreement.

The optionors retain a 2% net smelter royalty, with a minimum advance royalty payment of $5,000 every 6 months commencing in the 48 th month. The Company also has an option to acquire a 1% net smelter royalty for $1,000,000 up to the time of commercial production.

On October 18, 2000 the Company entered into an agreement with Impala Platinum Holdings Ltd. (Impala) of South Africa whereby the Company granted a right of first offer on the Rutledge Lake Property (property). Impala has paid the Company $300,000 as an advance against exploration costs on the property for an exclusive right to receive an offer from the Company for the option, joint venture or sale of the property. The Company is obligated to make an offer to Impala within one year of completing $300,000 of exploration expenditures on the property. However, the terms of such an offer are not fixed.

During the year, the Company staked an additional 11 claims in the Rutledge Lake area.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects

(i) Thunder Bay

The Company entered into an option agreement on March 30, 2000 whereby it can acquire a 51% interest in 96 mineral claims located in the Right Angle and Circle Lake area, known as the "Pebble Property", Thunder Bay mining district, Ontario. In order to acquire the interests, the Company must pay $34,000 (of which $14,000 has been paid) and incur $500,000 in exploration expenditures within 5 years of the date of the agreement. The Company was originally obligated to pay $5,000 (paid) and incur $100,000 in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing. The Company has been granted an extension to September 30, 2001. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest. The Company had not incurred 100,000 in exploration expenditure to September 30, 2001 and is negotiating a further extension to the obligations.

In April 2000, the Company obtained an option to acquire a 50% interest in 261 mineral claims known as the "South Legris property", in the Thunder Bay mining district, Ontario. In order to acquire the interest the Company must pay cash of $98,300 (of which $37,300 has been paid) and incur $1,000,000 in exploration program expenditures within 5 years of the date of the agreement. The Company was obligated to pay $9,300 (paid) and incur exploration expenditures of $100,000 (incurred) by October 10, 2001 in order to keep the option in good standing. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury

Pursuant to an agreement dated March 29, 2000, the Company has an option to acquire a 100% interest in 29 units known as the "Davis property". In order to acquire the interests the Company must pay cash of $60,000 (of which $20,000 has been paid) over 36 months and issue 100,000 common shares (of which 70,000 shares have been issued) of the Company within 24 months of the date of the agreement. The optionors retain a 2% net smelter royalty with advance royalty payments of $5,000 payable every 6 months commencing in the 48th month. The Company can acquire a 1% net smelter royalty for $1,000,000 up to date of commencement of commercial production.

Pursuant to an agreement dated May 12, 2000, the Company has an option to acquire a 100% interest in 23 units in the Janes-Loughrin-Henry property for $75,000 cash (of which $35,000 has been paid) and the issuance of 80,000 shares (of which 40,000 shares have been issued) of the Company in specified annual instalments to May 12, 2003. The optionors retain a 2% net smelter royalty with a minimum advance royalty payment of $5,000 every 6 months commencing in the 48th month. The Company can acquire a 1% net smelter royalty for $1,000,000 up to time of commercial production.

Pursuant to an agreement dated May 18, 2000, the Company has an option to acquire a 100% interest in 34.4 units located in the Henry township (Positano option). In order to acquire the interests the Company must pay cash of $85,000 (of which $30,000 has been paid), issue 70,000 common shares of the Company (of which 20,000 shares have been issued), incur $90,000 on an exploration program (of which $15,000 has been incurred) and make a final cash payment of $1,500,000 prior to commencement of commercial production. The optionors retain a 5% net profits interest royalty.

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury (continued)

Pursuant to an agreement dated June 14, 2000, the Company has an option to acquire a 100% interest in 24.5 units located in the Henry township district (Dubeau option), Ontario by making cash payments of $38,000 (of which $14,000 has been paid) and issuing 30,000 common shares of the Company in specified annual instalments within four years of the date of the agreement (of which 10,000 shares have been issued). The optionor retains a 5% net profits interest royalty.

Pursuant to an agreement dated April 5, 2000, the Company acquired a 40% interest in a joint venture with Norcal Resources Ltd. ("Norcal"), for the purpose of a joint exploration program on the 372.5 units staked in the McWilliams, Notman, Gladman, Hammel and Crerar townships located in the Sudbury mining district, Ontario.

Pursuant to an agreement dated October 1, 2000, the Company has an option to acquire a 100% interest in 30 mineral claim units in Loughrin Township, Sudbury Property area, from Frank Racicot, (the "Racicot Property") for $62,500 cash payable over 4 years (of which $7,500 has been paid) and the issue of 80,000 common shares over 3 years (of which 20,000 shares have been issued). In order to keep the option agreement in good standing for one year from October 1, 2000 the Company was originally obligated to pay $10,000 and issue 40,000 shares (of which 20,000 shares have been issued). The agreement was amended subsequent to August 31, 2001 requiring the Company to pay $5,000 (paid subsequent to year end) and extending the issuance of the remaining 20,000 shares to September 27, 2002. The property adjoins the Company's Davis township claims and will form part of the Sudbury Project. The optionor retains a 2% net smelter return royalty which can be reduced at any time to a 1% net smelter return royalty by the Company paying $1,000,000.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES (Continued)

(b) Ontario Projects (continued)

(ii) Sudbury (continued)

Pursuant to an agreement dated October 4, 2000, the Company has an option to acquire a 100% interest in 67 mineral claim units in Loughrin Township, Sudbury Property area, from ECS Exploration and Construction Services (the "ECS property") for $51,000 cash payable over 4 years (of which $5,000 has been paid) and the issue of 60,000 common shares over 4 years (of which 10,000 shares have been issued). The property adjoins the Company' s Davis township claims and the Racicot Property and will form part of the Sudbury Project. The optionor retains a 5% net profit royalty. The Company terminated the agreement subsequent to August 31, 2001. The acquisition and exploration costs have been written off during the year.

Pursuant to an agreement dated March 22, 2001, the Company has an option to acquire 100% in the South Street property consisting of 77 units located in the Sudbury Mining District, Ontario from Jobin Bevans & Co. for $49,400 cash (of which $9,400 has been paid) and the issue of 60,000 shares (of which 15,000 shares have been issued) over two years.

Pursuant to an agreement dated August 22, 2001, the Company has an option to acquire a 100% interest in six 16 unit claims and claim #1244457 located in the Beaumont Township, Sudbury, Ontario. In order to acquire the interest, the Company must pay cash of $90,000 and issue 170,000 common shares of the Company within 48 months of the date of the agreement. The optionor retains a 2% net smelter return royalty. The Company can acquire an additional 1% net smelter return royalty for $1,000,000 up to the date of commencement of commercial production. Subsequent to August 31, 2001, the Company paid $10,000 in cash and issued 10,000 common shares of the Company in connection with this option.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES (Continued)

(c) Summary of mineral properties

	2001			
	Northwest Territories	Thunder Bay	Sudbury	Total
Acquisition costs				
Balance at August 31, 2000	$ 7,000	$ 28,000	$ 153,891	$ 188,891
Cash	15,304	21,000	95,768	132,072
Shares	-	-	39,650	39,650
Balance at August 31, 2001	22,304	49,000	289,309	360,613
Exploration and Development Expenditures				
Balance at August 31, 2000	64,078	57,280	109,121	230,479
Assays	279	14,148	20,518	34,945
Drilling	341,065	25,815	-	366,880
Engineering	4,000	-	975	4,975
Geological	53,623	75,764	135,722	265,109
Geophysical	28,247	36,227	-	64,474
Maps	2,635	4,901	2,534	10,070
Research	975	650	2,600	4,225
Surveys	8,835	1,285	1,700	11,820
Travel	-	-	1,875	1,875
Administration	6,021	2,583	3,288	11,892
Less:				
Advance on exploration costs received (Note 4 (a))	(300,000)	-	-	(300,000)
Balance at August 31, 2001	209,758	218,653	278,333	706,744
Total - Mineral properties, balance at August 31, 2001	$ 232,062	$ 267,653	$ 567,642	$ 1,067,357

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

4. MINERAL PROPERTIES (Continued)

(c) Summary of mineral properties (continued)

	2000			
	Northwest Territories	Thunder Bay	Sudbury	Total
Acquisition costs				
Cash	$ 5,000	$ 28,000	$ 135,891	$ 168,891
Shares	2,000	-	18,000	20,000
Balance at August 31, 2000	7,000	28,000	153,891	188,891
Exploration and Development				
Expenditures				-
Assays	2,258	12,018	11,163	25,439
Geological	58,803	38,198	73,537	170,538
Maps	2,815	2,483	16,225	21,523
Research	-	1,300	3,698	4,998
Surveys	-	2,996	2,156	5,152
Travel	202	-	2,342	2,544
Administration	-	285	-	285
Balance at August 31, 2000	64,078	57,280	109,121	230,479
Total - Mineral properties, balance at August 31, 2000	$ 71,078	$ 85,280	$ 263,012	$ 419,370

5. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer hardware	**$ 5,811**	**$ 1,600**	**$ 4,211**	$ 7,185
Computer software	**17,895**	**6,170**	**11,725**	3,565
Office furniture and equipment	**3,880**	**1,561**	**2,319**	5,416
	$ 27,586	**$ 9,331**	**$ 18,255**	$ 16,166

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

6. **SHARE CAPITAL**

(a) *Authorized*

1,000,000,000 common shares without par value

(b) *Issued and outstanding*

	Number of Shares	Amount
Issued for cash and balance at August 31, 2000	1,395,001	$ 89,000
Issued for cash on exercise of warrants	2,000	1,100
Issued for cash on initial public offering	3,195,391	1,356,532
Issued for mineral properties	210,000	57,050
Issued on exercise of special warrants	2,605,000	521,000
Issued on exercise of flow-through special warrants	2,383,090	1,107,771
Balance at August 31, 2001	9,790,482	$ 3,132,453

During the year, the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164). The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

During the year, the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929). The Company has agreed to renounce $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares. Approximately $688,000 of expenditures incurred on mineral properties in Canada were incurred subsequent to the issuance of these flow-through shares. The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002.

During the year, 210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

6. SHARE CAPITAL (Continued)

(c) Incentive stock option agreement

The Company as entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company' s options:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number Exercisable at August 31, 2001
Granted and balance at August 31, 2001	840,000	$ 0.55	3.4 years	210,000

(d) Share purchase warrants

	Number of Warrants
Issued and balance at August 31, 2000	2,605,000
Flow-through special warrants	2,383,090
Issued to agents on issue of flow-through special warrants	238,309
Issued to agents on initial public offering	319,539
Exercised and converted to common shares	(4,990,090)
Balance at August 31, 2001	555,848

Of the 555,848 common share warrants outstanding at August 31, 2001, 236,309 are exercisable at $0.55 per warrant, expiring on December 22, 2002, and 319,539 are exercisable at $0.50 per warrant, expiring on March 2, 2003.

(e) At August 31, 2001, the Company entered into a firm obligation to issue 10,000 shares (2000 – 100,000 shares) with a value of $2,600 (2000 - $20,000) in connection with acquisition of mineral properties.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

7. RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a) Management and consulting fees of $98,974 (2000 - $11,025) were incurred with directors. As at August 31, 2001, an amount of $4,371 owing was included in accounts payable

(b) Accounting services of $41,100 (2000 - $Nil) were incurred with a partnership in which an officer has an interest. As at August 31, 2001, an amount of $22,412 owing was included in accounts payable.

(c) Geological and administration fees of $57,790 (2000 - $Nil) were incurred with an officer. As at August 31, 2001, an amount of $9,425 owing was included in accounts payable.

8. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

		2001		2000
Statutory tax rates		45%		45%
Recovery of income taxes computed at standard rates	$	217,209	$	17,980
Tax losses not recognized in the period that the benefit arose		(217,209)		(13,161)
Other		-		(4,819)
	$	-	$	-

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

		2001		2000
Future income tax assets				
Operating loss carry-forward	$	248,707	$	13,161
Depreciation		4,199		1,017
Valuation allowance on future income tax assets		(252,906)		(14,178)
Net future income tax assets	$	-	$	-
Future income tax liability				
Mineral properties	$	310,000	$	-
Net future income tax liability	$	310,000	$	-

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

9. COMMITMENTS

(a) The Company has entered into an investor relations letter agreement dated March 12, 2001 with Roth Investors Relations, Inc. ("Roth") of New Jersey, U.S.A. The term of the agreement is for one year, which is renewable in one-year increments. Roth will be paid U.S.$4,000 per month plus expenses.

(b) The Company has entered into an investor relations agreement dated May 16, 2001 with Victory Corporate Consulting Inc. ("Victory"). The agreement is for six months, renewable by mutual agreement. Victory will be paid $3,000 per month plus expenses. The Company has paid a one-time initiation fee of $6,000. The agreement was terminated subsequent to August 31, 2001.

10. SUBSEQUENT EVENTS

(a) Subsequent to August 31, 2001, pursuant to a property asset agreement, the Company issued 10,000 shares for the interest in the mineral property located in the Beaumont Township, Sudbury, Ontario (see Note 4 (b) (ii)).

(b) Pursuant to an option agreement dated September 27, 2001 and underlying agreement dated September 21, 2001, subject to regulatory approval, the Company has an option to acquire a 51% undivided interest in 298 units known as "The Stucco Property" located in the Thunder Bay Mining District, Ontario. In order to acquire the interest, the Company must pay $65,000 (of which $30,000 has been paid) and incur $1,000,000 in exploration expenditures within 4 years of the date of the agreement. The Company is obligated to pay $30,000 and incur $80,000 in exploration expenditures prior to December 27, 2001 in order to keep the option in good standing. The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study with 36 months of notice that the Company has earned a 51% interest in the property. The Company has also agreed to pay cash for the 50,000 shares of the optionor equal to the market price of the shares at the issuance not exceeding $2.00 per share under the terms of the underlying agreement.

According to the underlying agreement, the optionors retain a 2% net smelter royalty return. If commercial production does not commence within 4 years and/or 6 years of regulatory approval advance royalty payment of $5,000 per annum and $10,000 per annum respectively will be payable to the optionors. The optionors can purchase 1% of net smelter royalty return for $1,000,000 at any time.

PLATINUM GROUP METALS LTD.
Notes to the Financial Statements
August 31, 2001

10. SUBSEQUENT EVENTS (Continued)

(c) Subsequent to August 31, 2001, the Company entered into an office space lease agreement for a period of three years commencing December 1, 2001. The payments are as follows:

August 31,	Amount
2002	$ 19,440
2003	25,920
2004	25,920
2005	6,480
	$ 77,760

(d) Pursuant to a letter agreement dated October 22, 2001, the Company has agreed to amalgamate with New Millennium Corporation ("NMM"), a public company, and form a new company, Platinum Group Metals Ltd. ("Newco"), subject to regulatory and shareholder approvals. The share exchange ratio upon amalgamation is one share of Newco for every share of the Company and 1.65 shares of NMM. Newco is required to complete equity financing for $1,000,000 prior to February 28, 2002 (closing date).

According to a letter agreement dated November 6, 2001 (amended November 7, 2001), the Company will loan NMM $100,000, of which $25,000 is payable upon signing (paid) and the balance of $75,000 upon regulatory approval. Upon completion of the merger, the loan will be eliminated. If the merger is terminated, the loan and accrued interest will be payable no later than June 30, 2002. NMM has pledged 125,000 shares of Pacific North West Capital Corporation ("PFN"), a public company, as collateral for the loan. NMM has agreed to pledge any future receipts of PFN shares until full repayment of principal and interest.

Schedule E

New Millennium Metals Corporation

(An Exploration Stage Company)

Financial Statements

For the nine months ended September 30, 2001 and 2000 (Unaudited) and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664

March 16, 2001
(except for note 7(a), which is as at December 19, 2001)

Auditors' Report

To the Directors of
New Millennium Metals Corporation

We have audited the balance sheets of **New Millennium Metals Corporation** as at December 31, 2000 and 1999 and the statements of loss, share holders' equity, mineral properties and deferred exploration expenditures and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated March 16, 2001 (except for note 7(a), which is as at December 19, 2001) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

New Millennium Metals Corporation

(An Exploration Stage Company)
Balance Sheets

(expressed in Canadian dollars)

	September 30, 2001 $ (Unaudited)	December 31, 2000 $	1999 $
Assets			
Current assets			
Cash and short -term deposits	1,976	370,450	146,934
Cash held in trust	-	100,000	-
Marketable securities (market value - $31,000)	31,250	12,500	-
Accounts receivable	9,415	13,269	13,628
Prepaid expenses	-	1,925	1,375
	42,641	498,144	161,937
Mineral properties and deferred exploration expenditures (note 3)	1,452,704	2,266,165	1,556,088
Other assets	5,511	8,342	7,589
	1,500,856	2,772,651	1,725,614
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities (note 5(b))	75,620	337,885	133,864
Future income taxes (note 2)	-	266,000	-
	75,620	603,885	133,864
Shareholders' Equity			
Capital stock (notes 3 and 4)	3,559,859	3,112,538	1,633,601
Special warrants (note 4(b))	-	-	543,450
Deficit	(2,134,623)	(943,772)	(585,301)
	1,425,236	2,168,766	1,591,750
	1,500,856	2,772,651	1,725,614

Nature of operations and going concern (note 1)

Subsequent events (note 7)

Approved by the Board of Directors

"Frank R. Hallam" Director

"Marek J. Kreczmer" Director

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Shareholders' Equity

(expressed in Canadian dollars)

	Common shares				
	Number of shares	Amount $	Special warrants $	Deficit $	Total shareholders' equity $
Balance - December 31, 1997	3,564,651	1,427,959	-	(232,733)	1,195,226
Shares issued for cash - net of costs	600,000	174,142	-	-	174,142
Shares issued for fees	4,000	2,000	-	-	2,000
Loss for the year	-	-	-	(77,141)	(77,141)
Balance - December 31, 1998	4,168,651	1,604,101	-	(309,874)	1,294,227
Shares issued for interests in mineral properties (note 3)	25,000	12,500	-	-	12,500
Shares issued for cash					
On exercise of warrants	20,000	12,000	-	-	12,000
On exercise of options	10,000	5,000	-	-	5,000
Special warrants issued for cash	-	-	543,450	-	543,450
Loss for the year	-	-	-	(275,427)	(275,427)
Balance - December 31, 1999	4,223,651	1,633,601	543,450	(585,301)	1,591,750
Conversion of special warrants to shares (note 4(b))	1,126,589	543,450	(543,450)	-	-
Private placement pending	-	100,000	-	-	100,000
Shares recorded as finder's fee (note 4(b))	65,682	-	-	-	-
Shares issued for interests in mineral properties (note 3)	182,500	80,551	-	-	80,551
Shares issued for cash					
Private placements - net of costs (note 4(b))	2,444,672	1,015,436	-	-	1,015,436
On exercise of warrants (note 4(b))	10,000	5,500	-	-	5,500
Future income taxes (note 2)	-	(266,000)	-	-	(266,000)
Loss for the year	-	-	-	(358,471)	(358,471)
Balance - December 31, 2000	8,053,094	3,112,538	-	(943,772)	2,168,766
Shares issued for interests in mineral properties	161,500	72,160	-	-	72,160
Shares issued for cash					
Private placements	503,311	100,101	-	-	100,101
On exercise of warrants	15,000	7,500	-	-	7,500
On exercise of options	2,690	1,560	-	-	1,560
Future income taxes (note 6)	-	266,000	-	-	266,000
Loss for the period	-	-	-	(1,190,851)	(1,190,851)
Balance - September 30, 2001 (unaudited)	8,735,595	3,559,859	-	(2,134,623)	1,425,236

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Loss

(expressed in Canadian dollars)

	Nine months ended September 30,		Years ended December 31,		
	2001	2000	2000	1999	1998
	$	$	$	$	$
	(Unaudited)	(Unaudited)			
Expenses					
Amortization	2,830	-	3,774	2,879	-
Annual general meeting	1,264	627	627	1,941	1,655
Audit and accounting	21,238	11,645	11,645	31,875	5,000
Consulting	3,513	41,268	47,705	60,248	2,775
Insurance	1,925	253	1,803	707	418
Legal	13,693	8,595	24,923	19,498	14,736
Listing and sustaining fees	16,973	22,189	22,761	22,980	9,262
Loss on sale of other assets	-	-	3,605	-	-
Mineral properties written off	1,054,811	-	6,585	-	-
New property investigations	28,562	16,462	72,352	44,569	44,083
Office rent and services	16,306	7,873	19,219	25,199	586
Press releases	3,761	11,990	12,527	5,421	
Printing	1,800	6,098	9,569	8,060	2,566
Promotion and shareholder relations	27,911	48,829	98,397	32,508	2,679
Training and education	421	1,132	3,173	3,117	270
Travel and accommodation	17,199	10,494	19,911	19,460	1,418
	1,212,207	187,455	358,576	278,462	85,448
Revenues					
Interest earned	-	-	-	2,748	8,307
Cost recoveries	21,356	-	105	287	-
	21,356	-	105	3,035	8,307
Loss for the period	1,190,851	187,455	358,471	275,427	77,141
Basic and diluted loss per share (note 2)	0.14	0.03	0.06	0.07	0.02
Weighted average number of shares outstanding (note 2)	8,587,474	5,953,840	5,734,003	3,846,466	3,116,651

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Mineral Properties and Deferred Exploration Expenditures

(expressed in Canadian dollars)

	Nine months ended September 30, 2001 $ (Unaudited)	Years ended December 31, 2000 $	1999 $	1998 $
Mineral property acquisitions	176,350	306,604	54,254	-
Contract field work	-	-	-	35,585
Field administrative	5,502	3,208	651	326
Fuel, repairs and maintenance	7,403	16,073	13,417	3,500
Geological consulting	47,375	76,525	166,801	25,402
General exploration	187,550	254,768	215,743	6,206
Government fees and licenses	2,423	11,170	5,965	-
Reclamation bond	-	189	150	5,181
Salaries and wages	59,478	80,964	5,047	-
Travel and accommodation	26,717	18,801	33,529	5,798
	512,798	768,302	495,557	81,998
Less: Recoveries	271,448	51,640	14,423	-
	241,350	716,662	481,134	81,998
Total - Beginning of period	2,266,165	1,556,088	1,074,954	992,956
Less: Amounts written off	1,054,811	6,585	-	-
	1,211,354	1,549,503	1,074,954	992,956
Total - End of period	1,452,704	2,266,165	1,556,088	1,074,954

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)

Statements of Cash Flows

(expressed in Canadian dollars)

	Nine months ended September 30, 2001 $ (Unaudited)	Nine months ended September 30, 2000 $ (Unaudited)	Years ended December 31, 2000 $	Years ended December 31, 1999 $	Years ended December 31, 1998 $
Cash flows from operating activities					
Loss for the period	(1,190,851)	(187,455)	(358,471)	(275,427)	(77,141)
Items not affecting cash					
Amortization	2,830	-	3,774	2,879	-
Loss on sale of other assets	-	-	3,605	-	-
Mineral properties written off	1,054,811	-	6,585	-	-
Shares issued for property investigation	1,360	-	24,950	-	-
Net change in non-cash working capital					
Accounts receivable	3,854	(2,377)	359	(10,294)	3,421
Marketable securities	(18,750)	-	(12,500)	-	-
Prepaid expenses	1,925	-	(550)	807	(2,182)
Accounts payable and accrued liabilities	(262,264)	(43,995)	204,021	110,181	(39,351)
	(407,085)	(233,827)	(128,227)	(171,854)	(115,253)
Cash flows from financing activities					
Cash held in trust	100,000	-	(100,000)	-	-
Common shares issued - net of costs	109,161	741,051	1,120,936	560,450	238,248
	209,161	741,051	1,020,936	560,450	238,248
Cash flows from investing activities					
Mineral property expenditures	(441,998)	(660,726)	(712,701)	(483,057)	(81,998)
Mineral property expenditures recovered	271,448	34,000	51,640	14,423	-
Other assets	-	(8,089)	(8,132)	(4,449)	-
	(170,550)	(634,815)	(669,193)	(473,083)	(81,998)
Increase (decrease) in cash and short-term deposits for the period	(368,474)	(127,591)	223,516	(84,487)	40,997
Cash and short-term deposits - Beginning of period	370,450	146,934	146,934	231,421	190,424
Cash and short-term deposits - End of period	1,976	19,343	370,450	146,934	231,421
Cash and short-term deposits comprise					
Cash on deposit with banks	1,976	19,343	370,450	146,934	4,730
Short-term deposits	-	-	-	-	226,691
	1,976	19,343	370,450	146,934	231,421

Non-cash investing and financing activities

a) During the period ended September 30, 2001 (unaudited), the company issued 157,500 (year ended December 31, 2000 - 127,500) shares in the amount of $70,800 (year ended December 31, 2000 - $55,601) to acquire mineral properties (note 3).

b) During the period ended September 30, 2001 (unaudited), the company issued 4,000 (year ended December 31, 2000 - 55,000) shares in the amount of $1,360 (year ended December 31, 2000 - $24,950) for option payments on properties that were abandoned during the period. The cost of these shares is included in property investigations in the statement of loss.

The accompanying notes are an integral part of the financial statements.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

1 Nature of operations and going concern

New Millennium Metals Corporation (the company) is a British Columbia company incorporated on March 11, 1983 under the name Harvey Creek Gold Placers Ltd.

While the company has conducted exploration activities on its mineral properties located in Ontario and British Columbia, Canada, it has not yet determined whether these mineral properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties and deferred exploration expenditures represent costs incurred to date, less writedowns and write -offs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the compa ny to obtain the necessary financing to meet its obligations under various option agreements and to complete the development of the property, and any future profitable production, or alternatively, upon the company' s ability to dispose of its interest on a n advantageous basis. In the event these do not occur, there is substantial doubt about the ability of the company to continue as a going concern.

For the nine months ended September 30, 2001 (unaudited), the company incurred a loss of $1,190,851 and, as at September 30, 2001, has insufficient working capital to meet its ongoing operating commitments. The company has no revenues and, accordingly, is dependent on its shareholders to support it as a going concern. While the company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the company will continue to be successful in raising necessary financing. The company is currently pursuing an amalgamation with Platinum Group Metals Ltd. (note 7).

These financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Accordingly, they do not give effect to adjustments that could be necessary should the company be unable to continue as going concern, and therefore be required to realize its assets and discharge its l iabilities and meet its commitments in other than the normal course of business and at amounts different from those in these financial statements.

2 Significant accounting policies

Financial statements

The financial statements as at September 30, 2001, an d for the periods ended September 30, 2001 and 2000 are unaudited. These financial statements follow the same accounting policies and methods of application as the audited annual finan cial statements for the years ended December 31, 2000, 1999 and 1998.

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these financial statements, differ in certai n respects from those in the United States, as explained in note 8.

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from management's estimates.

Cash and short-term deposits

Cash and short-term deposits consist of cash on deposit with banks and highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

Mineral properties and deferred exploration expenditures

The costs of acquiring mineral properties and related exploration costs (as well as field administrative expenditures, net of incidental revenues) are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written off, or written down. Option payments received are credited against mineral properties and deferred exploration expenditures.

The company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available. Senior management reviews the carrying values of mineral properties and deferred exploration expenditures at least quarterly with a view to assessing whether there has been any impairment in value.

Mineral property option payments

Options are exercisable at the discretion of the payer and, accordingly, are not recognized until paid.

Stock options

No expense is recognized when stock options are issued. Any consideration paid by option holders on exercise of stock options is credited to capital stock.

Loss per share

Effective December 31, 2000, the company changed its method of calculating earnings per share in accordance with recommendations of the Canadian Institute of Chartered Accountants (CICA). Loss per share has been calculated using the weighted average number of common shares issued and outstanding during the period, excluding shares held in escrow. Outstanding stock options, special warrants and warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive. There was no effect on loss per share in the prior year's financial statements as a result of adopting the new recommendations.

Financial instruments

The carrying values of cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Reclamation costs

The company may be liable for certain reclamation costs. With the exception of the $5,521 reclamation bond (note 3(a)), the extent of the liability is not determinable at this time.

Income taxes

Effective January 1, 2000, the company adopted the liability method of accounting for income taxes, on a retroactive basis, in accordance with the recommendations of the CICA. Under this method, future tax assets and liabilities are based upon differences between the financial reporting and tax basis of assets and liabilities measured using substantially enacted tax rates. The company has adopted the new recommendations retroactively without restating prior years' financial statements. The effect of adopting the new standard, due to the company's issuances of flow-through shares and the renouncement of qualifying expenditures to investors in these shares, was as follows:

a) an increase in future income taxes and a decrease in share capital of $160,000 as at January 1, 2000; and

b) an increase in future income taxes and a decrease in share capital of $106,000 for the year ended December 31, 2000.

New Millennium Metals Corporation

(An Exploration Stage Company)

Notes to Financial Statements

For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

3 Mineral properties and deferred exploration expenditures

	Total cost to December 31, 1998 $	Costs incurred during the year $	Total cost to December 31, 1999 $	Costs incurred during the year $	Properties written off $	Total cost to December 31, 2000 $	Cost incurred during the period $ (Unaudited)	Properties written off $ (Unaudited)	Total cost to September 30, 2001 $ (Unaudited)
Simlock Creek (a)	1,125,996	2,435	1,128,431	365	-	1,128,796	-	1,123,275	5,521
Agnew Lake (b)	-	486,862	486,862	80,035	-	566,897	51,236	-	618,133
Shelby Lake (c)	-	-	-	69,993	-	69,993	101,463	-	171,456
Taman Lake Project (d)	-	-	-	101,991	-	101,991	34,170	-	136,161
Buck East (e)	-	-	-	26,851	-	26,851	26,869	-	53,720
Senga and Tib (f)	-	-	-	82,282	-	82,282	265	-	82,547
Dog River (g)	-	-	-	65,610	-	65,610	42,542	-	108,152
Milford Bullseye (h)	-	-	-	22,709	-	22,709	14,250	-	36,959
Lac des Isles River (i)	-	-	-	186,885	-	186,885	150,469	-	337,354
Otter Tooth (j)	-	-	-	100,724	-	100,724	83,999	-	184,723
Swan River (k)	-	-	-	16,400	-	16,400	229	-	16,629
Other	-	6,260	6,260	14,457	6,585	14,132	7,306	-	21,438
	1,125,996	495,557	1,621,553	768,302	6,585	2,383,270	512,798	1,123,275	1,772,793
Less: Recoveries	51,042	14,423	65,465	51,640	-	117,105	271,448	68,464	320,089
	1,074,954	481,134	1,556,088	716,662	6,585	2,266,165	241,350	1,054,811	1,452,704

a) Simlock Creek

In 1983, the company acquired a 100% interest in certain mineral claims known as the Simlock Creek property (the Property) from certain directors by issuing 750,000 common shares at an ascribed value of $0.15 per share, which approximated out -of-pocket exploration costs incurred by these directors to the date of sale to the company. The Property comprises 21 mineral claims totalling 58 units in the Cariboo Mining Division of British Columbia.

As at December 31, 2000, the company had cash on deposit of $5,521 relating to a reclamation bond posted to guarantee future remediation of the Property.

This property was optioned on February 19, 2001 to Extant Investments Inc. (Extant). In exchange for cash payments totalling $53,000 over five years and a work commitment totalling $1.0 million over five years, Extant can earn a 50% interest on the Simlock Creek property. The optionee can earn a further 10% interest by completing a bankable feasibility study within 3 years from the date of the 5th anniversary.

During the quarter ended September 30, 2001 (unaudited), the Simlock Creek property was written off. The company will retain title to this property.

(expressed in Canadian dollars)

b) Agnew Lake

Pursuant to an option agreement dated March 1, 1999, the company acquired the right to earn a 99% interest in 38 claims located near Sudbury, Ontario, Canada, known as the Agnew Lake property, in exchange for option payments of $170,700 over a five-year period and 100,000 common shares of the company over a five-year period. In addition, the company must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. At September 30, 2001 (unaudited), the company had made cash payments of $65,700 (December 31, 2000 - $40,700), issued 100,000 (December 31, 2000 - 50,000) common shares and performed $508,800 (December 31, 2000 - $461,310) worth of exploration work. The agreement remains in good standing. The company has staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

On June 18, 2000 (unaudited), the company optioned the Agnew Lake property to Pacific North West Capital Corp. (Pacific). Pacific may acquire 50% of the company's rights and interests in the Agnew Lake property by:

i) issuing 50,000 shares to the company (which were received);

ii) making cash payments to the company totalling $200,000 over four years (of which $65,000 has been received); and

iii) completing $500,000 in exploration expenses over four years.

Pacific will be the operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator. In the event that Pacific does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment of $500,000 worth of Pacific common shares to the company.

On June 22, 2001 (unaudited), the company and Pacific optioned their interests in the property to Kaymin Resources Limited (Kaymin). Kaymin may acquire a 50% interest in the combined rights and interests of the company and Pacific by making cash payments of $200,000 to each party (which have been completed) and incurring exploration expenditures not less than $6,000,000 by December 31, 2004. Kaymin's work expenditures will satisfy the balance of the company's total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

(expressed in Canadian dollars)

c) Shelby Lake

On June 28, 2000, the company entered into an option agreement to acquire up to a 60% interest in the Shelby Lake property. This property totals approximately 2,160 hectares and is located in the Lac des Iles area, Thunder Bay Mining Division, northern Ontario. In order to acquire a 50% interest, the company is required to:

i) make cash payments to the optionor of $10,000 by September 28, 2000 (which has been paid);

ii) issue 50,000 shares to the optionor, all of which have been issued to September 30, 2001 (unaudited) (December 31, 2000 - 25,000); and

iii) complete $500,000 in exploration expenditures over a four-year period, $133,762 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $47,493).

The company has the option to earn a further 10% for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty.

d) Taman Lake Project

On February 7, 2000, the company entered into option agreements to acquire an undivided 100% interest in the Taman, Taman North and Taman East properties by:

i) making payments of $120,000 over three years, $37,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000); and

ii) issuing 150,000 shares over three years, 75,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 37,500).

The Taman Lake project is subject to a 3% NSR royalty, 50% of which the company can purchase for $1,000,000.

e) Buck East

On May 20, 2000, the company entered into an option agreement to acquire 100% interest in the Buck East property by:

i) making payments of $88,000 over four years, $23,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $8,000);

ii) issuing 120,000 shares over four years, 35,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 15,000); and

(expressed in Canadian dollars)

iii) completing exploration expenditures of $250,000 over four years, $11,820 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $10,751).

The property is subject to an underlying 2% NSR royalty. The company has the right to purchase 1% of the NSR royalty from the optionor for $1,000,000.

f) Senga and Tib

These claims were acquired by staking on March 20, 2000. They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the company's Taman and Dog River holdings in the same area.

g) Dog River

On May 6, 2000, the company entered into an option agreement with Fort Knox Gold Resources Inc. (Fort Knox). Fort Knox holds an option to acquire 100% of the Dog River property in the Lac des Iles area of Ontario. The company has an option to acquire 50% of the property by:

i) making payments of $60,000 over three years, $30,000 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000);

ii) issuing 50,000 shares over two years, 25,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 12,500); and

iii) completing exploration expenditures of $500,000 over four years, $60,000 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $45,730).

The property is subject to an underlying 2.5% NSR royalty.

h) Milford Bullseye

On May 20, 2000, the company entered into an option agreement to acquire a 100% interest in the Milford Bullseye property by:

i) making payments of $40,000 over three years, $12,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $5,000); and

ii) issuing 50,000 shares over three years, 25,000 (unaudited) of which have been issued to September 30, 2001 (December 31, 2000 - 12,500).

The property is subject to a 3% NSR royalty, 50% of which can be purchased by the company for $1.5 million.

(expressed in Canadian dollars)

i) Lac des Iles River

On May 5, 2000, the company entered into an option agreement to acquire a 50% interest in the property by:

i) making payments to the optionors of $38,500 over three years, $28,500 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $23,500); and

ii) completing exploration expenditures of $1,000,000 over five years, $308,854 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $163,385).

An additional 10% can be earned by the company on completion of a feasibility study within three additional years.

j) Otter Tooth

On April 6, 2000, the company entered into an option agreement to acquire an undivided 50% interest in the property by:

i) making payments of $65,000 over five years, $25,000 (unaudited) of which has been paid to September 30, 2001 (December 31, 2000 - $15,000); and

ii) incurring exploration expenditures on the property of $750,000 over three years, $163,059 (unaudited) of which has been incurred to September 30, 2001 (December 31, 2000 - $40,874).

An additional 10% can be earned by incurring a further $750,000 within an additional three years.

k) Swan River

These claims were acquired by staking on March 2, 2000. They are located in the Reindeer Lake area of northeastern Saskatchewan and consist of two large claim blocks of 7,440 hectares.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

4 Capital stock

Authorized - 100,000,000 shares without par value

a) Share capital

On June 12, 1998, the company issued 600,000 shares at a price of $0.50 per share pursuant to the completion of the company's IPO dated March 4, 1998. Commissions of $22,500 in cash plus a corporate finance fee of 4,000 shares were paid to the agent. In addition, the agent was granted 120,000 non-transferable share purchase warrants allowing it to acquire up to 120,000 common shares at a price of $0.50 each until June 12, 1999. During the year ended December 31, 1999, these warrants expired. Legal, accounting, listing and regulatory costs associated with the offering totalled $103,358. These costs were deducted from the proceeds of the offering.

During the year ended December 31, 1997, the company issued 750,000 common shares to two officers and directors of the company at an ascribed value of $0.01. These shares will be held in escrow and subject to release as required by the rules of the Canadian Venture Exchange (CDNX), which are related to the performance of exploration and development work on the company's mineral properties. These rules provide for pro rata release of escrow shares on the basis of 15% of the original number of performance escrow shares for every $100,000 expended on exploration and development, subject to certain limitations. During the year ended December 31, 2000, 233,624 shares were released from escrow, leaving 516,376 still held in escrow.

During the nine months ended September 30, 2001 (unaudited), the company issued 161,500 (years ended December 31, 2000 - 182,500; 1999 - 25,000) shares pursuant to the terms of agreements to acquire mineral claims.

Additional information relating to share issuances is presented in note 4(b).

(expressed in Canadian dollars)

b) Warrants

As at September 30, 2001 (unaudited), outstanding share purchase warrants were as follows:

Number of shares	Price per share $	Expiry dates
57,700	0.58	December 8, 2001
477,778	0.53	November 24, 2001
583,333	0.46	May 24, 2002
465,836	0.60	June 29, 2002
495,349	0.50	August 31, 2002
100,000	0.45	December 29, 2002
154,285	0.44	February 5, 2002
194,740	0.68	August 16, 2002
2,529,021		

During the year ended December 31, 1999, 480,000 special warrant units were issued by way of a private placement at $0.52 per special warrant. During the year ended December 31, 2000, each unit was exchanged without additional consideration into one flow-through share and one non-flow-through common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.55 for the first year and $0.58 for the second year. No premium was paid by the subscribers on account of the flow-through share provisions of these special warrant units. During the nine months ended September 30, 2001 (unaudited), 2,690 share purchase warrants were converted at $0.58 (year ended December 31, 2000 - 10,000 at $0.55) to common shares and the balance of 467,310 expired.

During the year ended December 31, 1999, 646,589 special warrant units were issued by way of a private placement, 588,889 of which were priced at $0.45 and the balance at $0.50. During the year ended December 31, 2000, each unit was exchanged without additional consideration into one common share and one common share purchase warrant. During the nine months ended September 30, 2001 (unaudited), 588,889 warrants expired, leaving 57,700 warrants exercisable at a price of $0.58 until December 8, 2001.

During the year ended December 31, 2000, 500,000 units were issued by way of private placement at $0.50 per unit. An additional 50,000 warrants were issued as a finder's fee for no additional consideration, as well as $5,000 cash. Each unit consists of one common share and one common share purchase warrant. During the nine months ended September 30, 2001 (unaudited), all 550,000 warrants expired.

During the year ended December 31, 2000, 583,333 units were issued by way of private placement at $0.36 per unit. Each unit consists one flow-through share and one non-flow-through common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.46 for two years expiring May 24, 2002. No premium was paid by the subscriber on account of the flow-through share provisions of these units.

(expressed in Canadian dollars)

During the year ended December 31, 2000, 896,223 units were issued by way of a brokered placement at $0.45 per unit. An finder's fee of 35,449 units for no additional consideration and $15,953 in cash was paid relating to the private placement. Each unit consists one flow-through share and one non-flow-through common share purchase warrant. For two share purchase warrants, the holder is entitled to purchase one additional common share at a price of $0.60 for one and a half years expiring June 29, 2002. No premium was paid by the subscriber on account of the flow-through shares attached to these units. The agents for the private placement were issued 100,000 purchase warrants exercisable at a price of $0.45 for two years expiring December 29, 2002.

During the year ended December 31, 2000, 465,116 units were issued by way of private placement at $0.43 per unit. An additional 30,233 units were issued as a finder's fee for no additional consideration. Each unit consists one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at a price of $0.50 for two years expiring August 31, 2002.

During the nine months ended September 30, 2001 (unaudited), 285,714 units were issued at $0.35 per unit. An additional 22,857 units were issued as a finder's fee. Each unit consists of one flow-through common share and one flow-through common share purchase warrant. For two share purchase warrants, the holder is entitled to purchase one additional common share at a price of $0.44 until February 5, 2002.

During the nine months ended September 30, 2001 (unaudited), 182,000 units were issued at $0.55 per unit. An additional 12,740 units were issued as a finder's fee. Each unit consists of one common share and one common share purchase warrant. Each share purchase warrant is exercisable at a price of $0.55 until August 16, 2002.

(expressed in Canadian dollars)

c) Stock options

Stock options are granted at the discretion of the board of directors, within regulatory requirements. Stock options vest immediately, once granted and approved, and cannot exceed 10% of issued and outstanding share capital.

Stock option activity during the period was as follows:

	Number of shares	Weighted average price $
Outstanding - December 31, 1998	305,000	0.50
Granted	141,000	0.45
Exercised	(10,000)	0.50
Cancelled	(42,000)	0.46
Outstanding - December 31, 1999	394,000	0.47
Granted	143,000	0.56
Outstanding - December 31, 2000	537,000	0.49
Granted	351,500	0.67
Exercised	(15,000)	0.50
Outstanding - September 30, 2001 (unaudited)	873,500	0.56

As at September 30, 2001 (unaudited), outstanding stock options were as follows:

Number of shares	Price per share $	Expiry dates
210,000	0.50	June 15, 2003
58,000	0.50	November 5, 2003
81,000	0.45	January 28, 2004
10,000	0.50	July 4, 20 04
20,000	0.45	October 27, 2004
143,000	0.56	May 8, 2005
299,000	0.73	January 17, 2006
52,500	0.35	September 7, 2004
873,500		

(expressed in Canadian dollars)

5 Related party transactions

a) During the nine months ended September 30, 2001 (unaudited), the company paid or accrued $11,326 to two directors of the company for consulting fees.

During the year ended December 31, 2000, the company paid or accrued $19,277 (1999 - $61,762; 1998 - $22,650) to directors and an officer of the company for consulting fees, $7,314 of which was deferred. Of the remainder, $10,567 (1999 - $30,483; 1998 - $2,775) was expensed as an administrative cost and $1,396 (1999 - $10,857; 1998 - $11,575) was expensed as a cost for new property investigations.

All such costs have been recorded at the exchange amount.

b) Included in accounts payable at September 30, 2001 (unaudited) is $6,326 (December 31, 2000 - $94,410; 1999 - $45,759; 1998 - $15,433) payable to two related companies for cash advances, and geological and administrative services incurred on the company's behalf and $nil (1999 - $nil; 1998 - $377) payable to a director of the company.

c) Other related party transactions are disclosed elsewhere in the financial statements.

6 Income taxes

At September 30, 2001 (unaudited), the company has a combination of net operating loss carry-forwards and deductible Canadian exploration and development pools, net of amounts renounced under flow-through share agreements, aggregating approximately $2,000,000 (December 31, 2000 - $1,675,000; 1999 - $1,200,000; 1998 - $815,000). The future income tax benefit of these losses and deductions has been offset by a valuation allowance and, accordingly, is not reflected in these financial statements as, at this stage in the company's development, it is not more likely than not that the benefit will be realized.

During the nine months ended September 30, 2001 (unaudited), future income taxes of $266,000 associated with mineral property costs incurred and renounced under flow-through share agreements reversed, with a credit to share capital.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

7 Subsequent events

a) On December 19, 2001, the comp any agreed, subject to regulatory, shareholder and credit approvals, to amalgamate with Platinum Group Metals Ltd. (PGM) to form one company to pursue platinum and palladium exploration opportunities. Concurrent with the amalgamation, PGM is securing a non -brokered private placement of up to 8,000,00 flow -through shares at $0.25 per share to finance the operations of the amalgamated company.

Under the terms of the proposed amalgamation, shareholders of the company will receive one share in the amalgamated c ompany for every 1.65 common shares held. The amalgamation will be accounted for as purchase of the company by PGM.

b) Pursuant to an agreement dated November 7, 2001, PGM loaned the company $100,000 to assist the company in meeting its existing debts. Assum ing the planned amalgamation between the company and PGM occurs as expected, the loan will be eliminated between the parties with no interest or principal repayment required. Should the planned amalgamation not occur, the principal amount plus interest accruing at 5% per annum will be payable by the company on or before June 30, 2002.

c) On November 1, 2001, the company and Pacific entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three claims in the Agnew Lake area by:

i) making payments of $30,000;

ii) issuing 48,000 shares of the company and 21,000 shares of Pacific over two years; and

iii) completing $400,000 in exploration expenditures over a four year period.

Under the terms of the agreement, these claims become part o f the Agnew Lake property (note 3(b)) and are subject to the Pacific and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

d) On December 18, 2001 (unaudited), 187,500 shares were r eleased from escrow, leaving a balance at 328,876 still held in escrow.

New Millennium Metals Corporation

(An Exploration Stage Company)
Notes to Financial Statements
For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

8 Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major differences between Canadian and U.S. GAAP that would affect the measurement of the company's financial position, loss or cash flows are described below.

Consolidated balance sheets, statements of loss and statements of shareholders' equity

	2000 $	1999 $	1998 $
Adjustments to earnings:			
Loss for the year under Canadian GAAP	358,471	275,427	77,141
Deferred exploration costs (a)	409,869	426,730	76,817
Compensation expense (b)	116,812	-	-
Future income taxes (c)	106,000	160,000	-
Loss for the year under U.S. GAAP	991,152	862,157	153,958
Loss per share under U.S. GAAP	0.17	0.22	0.05
Adjustments to assets:			
Total assets under Canadian GAAP	2,772,651	1,725,614	1,317,910
Deferred exploration costs (a)	(1,782,252)	(1,372,383)	(945,653)
Total assets under U.S. GAAP	990,399	353,231	372,257
Adjustments to shareholders' equity:			
Total shareholders' equity under Canadian GAAP	2,168,766	1,591,750	1,294,227
Deferred exploration costs (a)	(1,782,252)	(1,372,383)	(945,653)
Compensation costs (b)	(116,812)	-	-
Future income taxes (c)	(266,000)	(160,000)	-
Total shareholders' equity under U.S. GAAP	3,702	59,367	348,574

a) The company accounts for mineral property exploration expenditures in accordance with Canadian GAAP as disclosed in note 2. Under U.S. GAAP, mineral property exploration costs relating to unproven mineral properties are expensed as incurred and for cash flow purposes are considered an operating activity. Acquisition costs are deferred until the properties are abandoned, sold or considered to be impaired in value, at which time they are written off or written down.

New Millennium Metals Corporation

(An Exploration Stage Company)

Notes to Financial Statements

For the nine months ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

b) On July 1, 1997, the company issued 750,000 escrow shares to officers and directors at $0.01 per share. These shares are released from escrow subject to the terms of release as required by the CDNX. Under U.S. GAAP (APB 25), these escrow shares result in compe nsation expense on the date of release from escrow measured at the excess of the fair value of the shares at that time over the price paid for the shares. During the year ended December 31, 2000, 223,624 shares were released from escrow.

c) The company accoun ts for income taxes in accordance with Canadian GAAP as disclosed in note 2. Under U.S. GAAP, the future income taxes are recorded as a change to income as opposed to a reduction of share capital.

Accounting for stock-based compensation

For financial statement purposes, the company has elected to follow the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Under APB No. 25, as the exercise price of the c ompany' s stock options and warrants equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Recent accounting pronouncements

The FASB recently issued SFAS No. 133, "Accounting for Derivative Instrument s and Hedging Activities," effective for fiscal years beginning after June 15, 2000, which standardizes the accounting for derivative instruments. At this stage of operations, the company does not have hedging activities nor does it trade in derivative ins truments. Accordingly, adoption of this statement will not have a significant impact on the company' s financial position, results of operations, cash flows or disclosures.

The CICA approved CICA 3461, "Employee Future Benefits," which establishes new stan dards on accounting for pensions and post -employee and post -retirement benefits other than pensions. The new standard is effective for fiscal years beginning on or after January 1, 2000. The adoption of this standard had no material impact on the company' s financial position, results of operations, cash flows or disclosures.

SCHEDULE F

Pro Forma Financial Statements

PLATINUM GROUP METALS LTD.

(A Company resulting from the amalgamation of Platinum Group Metals Ltd.
and New Millennium Metals Corporation)

August 31, 2001
(Unaudited)

Compilation Report

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of Platinum Group Metals Ltd. as at August 31, 2001 and the pro forma statement of loss for the year ended A ugust 31, 2001, which have been prepared for inclusion in the Joint Management Information Circular of Platinum Group Metals Ltd. and New Millennium Metals Corporation, which has been prepared for the annual and extraordinary meeting of members of Platinum Group Metals Ltd. and for the extraordinary meeting of members of New Millennium Metals Corporation to be held January 28, 2002. In our opinion, the pro forma balance sheet and statement of loss have been properly compiled to give effect to the amalgamation completed under the proposed business combination entered into between Platinum Group Metals Ltd. and New Millennium Metals Corporation.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
December 19, 2001

PLATINUM GROUP METALS LTD.
Pro Forma Balance Sheet

	Platinum Group Metals Ltd. August 31, 2001	New Millennium Metals Corporation September 30, 2001	Note 4 (a)	Pro Forma Adjustments	Pro Forma
ASSETS		(Unaudited)			(Unaudited)
CURRENT					
Cash and cash equivalents	$ 1,544,546	$ 1,976	(ii)	$ (600,000)	$ 1,319,392
			(iv)	331,875	
			(v)	40,995	
Accounts receivable	115,909	9,415		-	125,324
Marketable securities	-	31,250		-	31,250
Prepaid expenses	16,897	-		-	16,897
	1,677,352	42,641		(227,130)	1,492,863
CAPITAL ASSETS	18,255	5,511		-	23,766
MINERAL PROPERTIES	1,067,357	1,452,704	(i)	(201,247)	2,918,814
			(ii)	600,000	
	$ 2,762,964	$ 1,500,856		$ 171,623	$ 4,435,443
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	$ 150,554	$ 75,620		$ -	$ 226,174
FUTURE INCOME TAXES	310,000	-	(iii)	270,000	580,000
	460,554	75,620		270,000	806,174
SHAREHOLDERS' EQUITY					
Share capital	3,132,453	3,559,859	(i)	(2,333,270)	4,731,912
			(iv)	331,875	
			(v)	40,995	
Obligation to issue shares	2,600	-	(i)	(2,600)	-
Deficit	(832,643)	(2,134,623)	(i)	2,134,623	(1,102,643)
			(iii)	(270,000)	
	2,302,410	1,425,236		(98,377)	3,629,269
	$ 2,762,964	$ 1,500,856		$ 171,623	$ 4,435,443

PLATINUM GROUP METALS LTD.
Pro Forma Statement of Loss

	Platinum Group Metals Ltd. Year ended August 31, 2001	New Millennium Metals Corporation Twelve month period ended September 30, 2001	Notes	Pro Forma
		(Unaudited)		(Unaudited)
EXPENSES				
Amortization	$ 7,071	$ 6,604		$ 13,675
Corporate finance fees	25,000	-		25,000
Filing and transfer agent fees	27,353	17,545		44,898
Insurance	3,403	3,475		6,878
Management fees	86,453	-		86,453
Office and miscellaneous	47,523	1,264		48,787
Professional fees	130,311	61,209		191,520
Rent	9,160	27,652		36,812
Salaries and benefits	12,201	-		12,201
Shareholder relations	74,452	87,048		161,500
Telephone	7,632	-		7,632
Training and education	-	2,462		2,462
Travel and promotion	55,710	26,616		82,326
	(486,269)	(233,875)		(720,144)
LESS: Interest income	60,582	-		60,582
Recovered expenses	-	21,461		21,461
LOSS BEFORE OTHER ITEMS	(425,687)	(212,414)		(638,101)
OTHER ITEMS				
Loss on sale of other assets	-	(3,605)		(3,605)
Property investigations	(49,675)	(84,452)		(134,127)
Mineral property costs written off	(7,325)	(1,061,396)		(1,068,721)
	(57,000)	(1,149,453)		(1,206,453)
LOSS FOR THE PERIOD	$ (482,687)	$ (1,361,867)		$ (1,844,554)
LOSS PER SHARE	$ (0.09)	$ (0.16)	4(b)(i)	$ (0.11)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	5,544,487	8,587,474	4(b)(i)	16,577,918

PLATINUM GROUP METALS LTD.
Notes to the Pro Forma Financial Statements
August 31, 2001
(Unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements of Platinum Group Metals Ltd. ("Amalco"), a corporation resulting from the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation, have been compiled from and include:

(a) A pro forma balance sheet combining the audited balance sheet of Platinum Group Metals Ltd. ("PTG") as at August 31, 2001 with the unaudited balance sheet of New Millennium Metals Corporation ("NMM") as at September 30, 2001.

(b) A pro forma statement of loss combining the audited statement of loss of PTG for the year ended August 31, 2001 with the unaudited statement of operations of NMM for the twelve-month period ended September 30, 2001. The unaudited statement of operations of NMM consists of the aggregate of the unaudited statement of operations of NMM for the nine months ended September 30, 2001 plus the unaudited results of operations of NMM for the three months ended December 31, 2000.

Management of PTG and NMM have prepared these pro forma financial statements and state that the statements are a fair representation of the transactions described in these notes. It is management's opinion that the pro forma financial statements include all adjustments necessary for the fair presentation of the contemplated transactions in accordance with Canadian generally accepted accounting principles applied on a basis consistent with PTG's accounting policies. The unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of PTG and NMM described above and the audited financial statements of NMM as at and for the year ended December 31, 2000.

These unaudited pro forma financial statements give effect to the proposed business combination between PTG and NMM as described in Note 3 below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of PTG for the year ended August 31, 2001. The significant accounting policies of NMM conform in all material respects to those of PTG.

PLATINUM GROUP METALS LTD.
Notes to the Pro Forma Financial Statements
August 31, 2001
(Unaudited)

3. BUSINESS COMBINATION

PTG and NMM have entered into negotiations to amalgamate the two companies. Under the terms of a proposed business combination, Amalco will issue 5,459,936 common shares to shareholders of NMM on the basis of one Amalco share for each 1.65 NMM shares outstanding at September 30, 2001 (former NMM shareholders will own approximately 33% of Amalco) and 11,117,982 common shares to shareholders of PTG on the basis of one PTG share for each one Amalco share (former PTG shareholders will own approximately 67% of Amalco). The total issued and outstanding shares of Amalco as at August 31, 2001 will be 16,577,918. The financial position and results of operations of NMM as at and for the twelve months ended September 30, 2001 are assumed to be equivalent to the respective NMM balances as at and for the year ended August 31, 2001 for the purposes of preparing these pro forma financial statements.

The business combination is accounted for as a purchase transaction, with PTG being identified as the acquirer and NMM identified as the acquiree. It is assumed that the companies are not under common control. PTG' s net assets are presented at the historical amounts recorded in its accounts. The net assets of NMM are presented at fair value. The consideration given has been allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquire d		
Current assets	$	83,636
Plant and equipment		5,511
Resource properties		1,251,457
		1,340,604
Less: Current liabilities		75,620
	$	1,264,984

Consideration given		
9,008,895 common shares of NMM exchanged for 5,459,936 Amalco shares (1)	$	1,364,984
Less: estimated costs of acquisition		(100,000)
	$	1,264,984

(1) The number of NMM shares are determined based on the issued and outstanding NMM common shares at September 30, 2001 plus the additional 273,300 NMM shares assumed issued pursuant to the NMM Financing.

PLATINUM GROUP METALS LTD.
Notes to the Pro Forma Financial Statements
August 31, 2001
(Unaudited)

3. BUSINESS COMBINATION (Continued)

The carrying value of NMM's net assets at September 30, 2001 amended for pro forma adjustments exceeds the purchase consideration of $1,264,984 by $201,247 which has been applied to reduce the carrying value of resource properties.

The fair value of the common shares to be issued by Amalco was estimated based on the average closing price of PTG's common shares on October 27, 2001 being the date PTG and NMM signed a letter agreement to amalgamate.

The amalgamation of PTG with NMM is subject to, amongst other things, regulatory and shareholder approvals of both companies. The fair value of the common shares to be issued by Amalco and the fair values of the net assets of NMM to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the consideration and the fair values of assets and liabilities will vary from those shown above and the differences may be material.

4. PRO FORMA ASSUMPTIONS

(a) Assumptions for the pro forma consolidated balance sheet as at August 31, 2001 include the following:

(i) The issue of 5,459,936 common shares of Amalco at a fair value of $1,264,984 to acquire 100% of the issued common shares of NMM and the resultant consolidation of NMM with PTG.

(ii) The incurrence of $600,000 in exploration expenditures in order to meet PTG's requirements to incur qualified Canadian exploration expenditures under certain flow through share agreements.

(iii) To record the effect of future income taxes relating to incurred exploration expenditures applicable to flow through shares (Note 4 (a) (ii)).

(iv) The issue of 1,327,500 flow-through or non flow-through PTG common shares at a price of $0.25 per share for proceeds of $331,875 pursuant to the PTG financing.

(v) The issue of 273,300 flow through NMM common shares at a price of $0.15 per share for proceeds of $40,995 pursuant to the NMM financing.

PLATINUM GROUP METALS LTD.
Notes to the Pro Forma Financial Statements
August 31, 2001
(Unaudited)

4. PRO FORMA ASSUMPTIONS (Continued)

(b) Assumptions for the pro forma consolidated statement of loss for the year ended August 31, 2001:

(i) The pro forma loss per share has been calculated using the number of Amalco common shares outstanding after the amalgamation including the issuance of 1,327,500 flow-through or non flow-through PTG common shares (see Note 4 (a) (iv) and 273,300 flow-through NMM common shares (see Note 4 (a) (v)) on the basis that they were issued and outstanding for the entire year.

SCHEDULE G TO THE CIRCULAR

Section 207 of the *Company Act* (British Columbia)

Dissent Procedure

s. 207 (1) If,

i) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

ii) the resolution referred to in paragraph (a) is passed, and

iii) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting member under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

c) join in the application any other dissenting member who has complied with subsection (3), and

d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

b) may not withdraw the requirement to purchase the shares, unless the company consents, and

c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

[R.S.B.C. 1996, c. 62, s. 207; formerly R.S.B.C. 1979, c. 59, s. 231]

SCHEDULE H

Form of Court Order

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 249 OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62, AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE AMALGAMATION OF
Platinum Group Metals Ltd. AND New Millennium Metals Corporation

PETITIONERS

ORDER

BEFORE MASTER)
) THE • DAY OF FEBRUARY, 2002

The *Ex Parte* Application of the Petitioners, Platinum Group Metals Ltd. and New Millennium Metals Corporation, coming on for hearing this day before me at Vancouver, British Columbia, AND UPON HEARING ______________________________, counsel for the Petitioners, AND UPON READING the Affidavits of • and • sworn on February •, 2002 and filed herein;

THIS COURT ORDERS that the amalgamation of the Petitioners is approved in accordance with the terms of an Amalgamation Agreement between the Petitioners dated December 19, 2001, a copy of which is attached hereto, which Amalgamation Agreement provides that the amalgamated company shall assume all the debts, liabilities and obligations of the amalgamating companies;

THIS COURT FURTHER ORDERS that notice to the creditors and members of the Petitioners of the time and place of the hearing of the application for the order approving the amalgamation and Amalgamation Agreement be dispensed with.

THIS COURT DECLARES that the terms of the amalgamation of the Petitioners pursuant to the terms of the Amalgamation Agreement dated December 19, 2001 are fair and reasonable to the security holders of the Petitioners.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

____
Counsel for the Petitioners

ARTICLES

of

PLATINUM GROUP METALS LTD.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

of

PLATINUM GROUP METALS LTD.

PART 1

INTERPRETATION

1.1. In these Articles, unless there is something in the subject or context inconsistent therewith:

"Amalgamation Agreement" means the amalgamation agreement, dated December ●, 2001, between the Platinum Group Metals Ltd. and New Millennium Metals Corporation.

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company" means PLATINUM GROUP METALS LTD.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Financial Institutions Act" means the Financial Institutions Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"Interpretation Act" means the Interpretation Act of the Province of British Columbia as from time to time enacted and all amendments thereto.

"Memorandum" means the Memorandum of the Company.

"month" means calendar month.

"proxyholder" means the person duly nominated by a registered owner to represent him at a meeting and includes a person duly nominated as a substitute proxyholder by a proxyholder pursuant to a power of substitution contained in a duly executed proxy.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

"Registrar" means the Registrar of Companies or other duly authorized person performing his duties as registrar under the Company Act.

"seal" means the common seal of the Company.

"Securities Act" means the Securities Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"trust company" means a trust company holding a business authorization under the Financial Institutions Act.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2. The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3. The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2

SHARES AND SHARE CERTIFICATES

2.1. Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto at his address as recorded in the register of members, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2. If a share certificate

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the Certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time fix, but not greater than the amount prescribed under the Company Act from time to time, shall be paid to the Company for each certificate to be issued under this Article.

2.3. Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4. Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1. Subject to these Articles and the Memorandum and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the Securities Act and to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding or which, having been previously issued, have been purchased or redeemed by the Company and are available to be sold or reissued at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2. If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3. Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 percent of the amount of the subscription price of such shares.

3.4. No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be an amount set by resolution of the Directors that is, in all circumstances of the transaction, no greater than fair market value.

PART 4

SHARE REGISTERS

4.1. The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class or series of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class or series of shares. The Directors on behalf of the

Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class or series of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class or series of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class or series thereof, as transfer agent for its shares or such class or series thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2. Subject to the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, whether within or outside the Province of British Columbia, as the Directors may from time to time determine.

4.3. The Company shall not at any time close its register of members.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1. Subject to the provisions of the Memorandum and of these Articles that may be applicable, and subject to the Securities Act, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of shares until the name of the transferee is entered in the register of members or branch register of members in respect thereof.

5.2. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3. Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4. Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or branch transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence if any, as the Directors or the transfer agent or branch transfer agent or registrar or branch registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or branch transfer agent of registrar or branch/registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5. There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6. In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the documents required by the Company Act to be produced by a person applying to effect transmission of shares and such other evidence as the Directors may require of the personal representative's appointment, and of the payment or satisfaction of all taxes, duties, fees and other similar assessments payable to any governmental authority in any applicable jurisdiction with respect to the shares arising out of the member's death.

5.7. A guardian, committee, trustee, curator, tutor, personal representative or trustee in bankruptcy of a member, although not a member himself, shall have the same rights, privileges and obligations that attach to the shares held by the member if the documents required by the Company Act to be produced by a person applying to effect transmission of shares shall have been deposited with the Company together with such other evidence as the Directors may require of the person's appointment. This Article does not apply on the death of a member with respect to a share registered in his name and the name of another person in joint tenancy.

5.8. If the Company is or becomes a company which is not a reporting issuer (as defined in the Securities Act), no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

PART 6

ALTERATION OF CAPITAL

6.1. The Company may by ordinary resolution filed with the Registrar alter the Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. The Company may by special resolution alter the Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class or series of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3. The Company may alter the Memorandum or these Articles

(a) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the votes cast, or such greater majority as may be specified by the special rights attached to the class of shares.

6.4. If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any class or series of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Executive Director appointed pursuant to the Securities Act shall have consented to the resolution.

6.5. Subject to the Company Act and unless these Articles or the Memorandum otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares but the quorum at a class or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1. Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act and the Securities Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company or from his personal representatives, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series, as the case may be, to be purchased.

7.2. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3. Subject to the provisions of the Company Act and of the Securities Act, any shares purchased or redeemed by the Company may be sold or if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or/other distribution shall be paid or made thereon.

PART 8

BORROWING POWERS

8.1. The Directors may from time to time on behalf of the Company

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person,

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company.

8.4. Every bond or debenture of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond or debenture appointed by the Company or under any instrument under which the bond or debenture is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond or debenture so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond or debenture to hold at the date of the issue thereof.

8.5. If the Company is, or becomes, a company which is a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of and to the extent required by the Company Act.

PART 9

GENERAL MEETINGS

9.1. Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2. If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3. All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4. The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5. If the Company is or becomes a reporting company, advance notice of any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6. A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7. All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8. Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at

(a) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(b) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the Directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2. No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time, to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice. If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6. If at any general meeting none of the Chairman of the Board or the President or a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall choose one of their number to be chairman.

10.7. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8. No motion proposed at a general meeting need be seconded, and the chairman may propose or second a motion.

10.9. Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14. Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11

VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4. If a share is registered in the name of two or more persons, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed to be two or more persons, as the case may be.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonus, or other person in the nature of a committee or curator bonus appointed by that court, and any such committee, curator bonus, or other person may appoint a proxyholder.

11.6. Every member, including a member that is a corporation, entitled to vote at a general meeting or a class meeting of the Company may, by proxy, appoint a proxyholder as his nominee to attend and act at the meeting in the manner, to the extent and with the power conferred by the proxy, including (if conferred by the proxy) the power of substitution. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7. A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if

(a) the Company is at the time a reporting company, or

(b) the member appointing the proxyholder is a corporation, or

(c) the Company shall have at the time only one member, or

(d) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote but in all other cases a proxyholder must be a member.

11.8. Unless otherwise ordered by the Directors, a form of proxy and, if so ordered by the Directors, the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof), shall be deposited at the registered office of the Company, or at such other place as is specified for that purpose in the notice convening the meeting or in the information circular relating thereto, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members or in the information circular relating thereto and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9. Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints ________________ or failing him _________________ as proxyholder for the undersigned to attend, speak and vote for and on behalf of the undersigned in respect of all (or _____________) shares registered in the name of the undersigned at the general meeting of the Company to be held on the _________ day of ______________, 19__, and at any adjournment thereof.

Signed this ______ day of ________________, 19__.

____
(Signature of Member)

11.10. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11. Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken

or in any other manner provided by law. A proxy shall cease to be valid one year from its date.

PART 12

DIRECTORS

12.1. The persons named in the Amalgamation Agreement are the first Directors. The Directors to succeed the first Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2. The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1. At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2. A retiring Director shall be eligible for re-election.

13.3. Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director. A vacancy resulting from an increase by the members in the number of Directors may be filled by the members by ordinary resolution or by the Directors.

13.6. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected, and the number of Directors shall be increased accordingly. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present. A person may be appointed as an alternate Director by more than one Director, and an alternate Director shall be counted separately in determining the quorum for, and having a separate vote on behalf of, each Director he is representing, in addition to being so counted and voting where he is himself a Director. Every alternate Director, if authorized by the instrument appointing them, may sign in place of the Director who appointed him resolutions submitted to the Directors to be consented to in writing as referred to in Article 16.9. Every alternate Director shall be deemed not to be the agent of a Director appointing him. An alternate Director shall be deemed to be a Director for all purposes of these Articles in the performance of any function authorized under this Article 13.7, but shall not otherwise be deemed to be a Director or to have power to act as a Director. A Director may at any time by instrument in writing or by letter, telegram, telecopier or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. An alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the Director appointing him as such Director may from time to time direct.

13.8. The office of Director shall be vacated if the Director:

(a) resigns his office by notice in writing delivered to the registered office of the Company; or

(b) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c) ceases to be qualified to act as a Director pursuant to the Company Act.

13.9. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2. The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15

DISCLOSURE OF INTEREST OF DIRECTORS

15.1. A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2. A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

(a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c) determining the remuneration of the Directors;

(d) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 128 of the Company Act; or

(e) the indemnification of any Director by the Company under Section 128 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4. Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16

PROCEEDINGS OF DIRECTORS

16.1. The Chairman of the Board, if any, or in his absence, the Vice-Chairman or in his absence, the President shall preside as chairman at every meeting of the Directors, or if none of the Chairman of the Board, the Vice-Chairman or the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, the Vice-Chairman, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3. A meeting of the Directors or of any committee of the Directors may take place by means of conference telephones or other communications facilities by which means all Directors participating in the meeting can hear each other. Directors participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telecopier, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (a) who is at the time such notice is given not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting to, or the nonreceipt of notice of a meeting by, any Director or alternate Director shall not invalidate the proceedings at the meeting.

16.5. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors in office or, if the number of Directors is fixed at one, shall be one Director.

16.7. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8. Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9. A resolution consented to in writing, whether by document, telegram, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2. The Directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the Board may determine. Every committee constituted by the Board shall have the powers, authorities and discretions delegated to it by the Board (which shall not include the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee constituted by the Board or the power to appoint or remove officers appointed by the Board) and shall conform to the regulations which may from time to time be imposed upon it by the Board.

17.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1. The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3. Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1. Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Company shall apply to the court for all approvals of the court which may be required to make any indemnity referred to in this Part effective and enforceable. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2. Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding. that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or then: and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3. The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 20

DIVIDENDS AND RESERVE

20.1. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may, subject to the Securities Act, pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2. Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The

Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8. Notwithstanding anything contained in these Articles, but subject to the Securities Act, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1. The Company shall keep at its records office at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2. The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3. Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4. The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5. Every member shall be entitled to receive, without charge and on demand, one copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 22

NOTICES

22.1. A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4. Notice of every general meeting or meeting of members holding a class or series of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 23

RECORD DATES

23.1. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1. The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(a) any two Directors, or

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(c) if the Company shall have only one member, the President or the Secretary, or

(d) subject to Article 8.4., such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

24.2. To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3. The Company may have for use in any other province, state, territory or country an official seal and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

FORM 1

(SECTION 5)

COMPANY ACT

MEMORANDUM

of

PLATINUM GROUP METALS LTD.

1. The name of the Company is Platinum Group Metals Ltd.

2. The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

SEC Form 20-F, File No. 0-30306
February 8, 2002 **PGM - CDNX**

Court Approval Received for New Millennium Metals Corporation and Platinum Group Metals Ltd. Amalgamation

(Vancouver, B.C., February 8, 2002) – New Millennium Metals Corporation (CDNX: PGM) and Platinum Group Metals Ltd. (CDNX: PTG) have received approval from the Supreme Court of British Columbia for the amalgamation of the two Companies. Documents to complete the amalgamation will be filed with the Registrar of Companies. The amalgamation is expected to be effective February 18, 2002. Thereafter the new entity, also named Platinum Group Metals Ltd., is expected to trade on the CDNX under the new symbol, "PTM".

The new Platinum Group Metals Ltd. will control a dominant position of some 350 square kilometres of mineral rights surrounding Canada's only primary palladium mine, the Lac des Iles mine, near Thunder Bay, Ontario. There are only two primary platinum group element ("PGE") mines in all of the North America, the Lac des Iles mine as described above and the Stillwater Mine in Montana. The combined exploration package in the new Platinum Group Metals Ltd. is the largest known exploration land package controlled by one company surrounding a primary PGE mine in North America.

The New Platinum Group Metals Ltd. will also own significant rights to several properties in the Sudbury, Ontario area. One property group just east of Sudbury covers important areas of the River Valley Intrusion. Adjacent to this property group two of the world's largest producers of platinum, Impala Platinum and Anglo Platinum, are funding drilling programs. The new Platinum Group Metals Ltd. will also inherit rights to the Agnew Lake Intrusion, located just west of Sudbury. Anglo Platinum and Pacific Northwest Capital have optioned the ground and are conducting exploration programs there at the present time.

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank Hallam"
FRANK R. HALLAM, B.B.A., C.A.
President and Chief Executive Officer

Please contact Investor Relations at (604) 642-0662 for further information
Please visit our website at www.pgmexplore.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

BRITISH
COLUMBIA

NUMBER: **642278**

CERTIFICATE
OF
AMALGAMATION

COMPANY ACT

***I Hereby Certify** that* **New Millennium Metals Corporation**, incorporation number 261325, and **Platinum Group Metals Ltd.**, incorporation number 599141, are amalgamated as one company under the name **PLATINUM GROUP METALS LTD.**

***Issued** under my hand at Victoria, British Columbia,*
on February 18, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

6

360

PTM

Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

CDNX: PTM

SEC Form 20F, File No. 0-30306

No. 02-23 *NEWS RELEASE* FEBRUARY 19, 2002

Platinum Group Metals Ltd. and New Millennium Metals Corp Amalgamation Complete

Platinum Group Metals Ltd. ("Platinum") and New Millennium Metals Corp. ("NMM") are pleased to announce that the proposed amalgamation of the two companies is now complete. On February 18, 2002, Platinum and NMM commenced trading as one company on the Canadian Venture Exchange under the name "Platinum Group Metals Ltd." (CDNX: PTM) (the "Amalgamated Company").

Letters of transmittal will be forwarded to all former registered shareholders of Platinum and NMM with instructions detailing the procedure for the exchange of their Platinum or NMM common shares for shares of the Amalgamated Company. Once a letter of transmittal and the applicable share certificate are received by Pacific Corporate Trust Company, a share certificate representing shares of the Amalgamated Company will be issued and the former shareholders of Platinum or NMM will be listed as registered shareholders of the Amalgamated Company. The Amalgamated Company plans to maintain the 20F filing status with the U.S. Securities and Exchange Commission initiated by NMM.

The Amalgamated Company is now the largest mineral rights holder surrounding the Lac des Iles palladium mine near Thunder Bay Ontario. This land position has several drill-ready platinum-palladium targets. The Amalgamated Company also holds significant positions in the Sudbury area including the Agnew Lake Intrusion optioned to Anglo Platinum and Pacific Northwest Capital.

The Amalgamated Company's Board of Directors and Management will consist of the Board of Directors and Management of Platinum with the addition of Frank Hallam (the former President of NMM) as a director and Darin Wagner (the former Vice President of Exploration for NMM) as Manager of Exploration.

The focus for the Amalgamated Company in the near term continues to be the advancement of its palladium-platinum-gold targets in Canada. The corporate mission is to take a leadership role in the identification, evaluation and exploration of platinum group and gold deposits in North America. The Amalgamated Company looks to use its experience and management skills to bring economies of scale to the junior mining sector and to be entrepreneurial with the risk management of a mature player.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1295	Tel: (732) 792-2200

Note to U.S. Investors: *Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330*